As filed with the Securities and Exchange Commission on March 22, 1996
Registration No.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14
REGISTRATION STATEMENT

                                            UNDER THE SECURITIES ACT OF 1933



       Pre-Effective Amendment No.               [ ]



       Post-Effective Amendment No.             [ ]


Fidelity Institutional Cash Portfolios
(Exact Name of Registrant as Specified in Charter)
82 Devonshire St., Boston, MA   02109
(Address Of Principal Executive Offices)
Registrant's Telephone Number  (617) 563-7000
Arthur S. Loring, Secretary
82 Devonshire Street
Boston, MA 02109
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith because of reliance upon Rule 24f-2. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended March 31, 1995 was filed with the Commission on May 18, 1995. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-1A.
It is proposed that this filing will become effective on April 22, 1996, pursuant to Rule 488.

FIDELITY INSTITUTIONAL CASH PORTFOLIOS
CONTENTS OF REGISTRATION STATEMENT
This Registration Statement contains the following papers and documents:

Facing Page
Contents of Registration Statement
Cross Reference Sheet
Letter to Shareholders
Form of Proxy Card
Notice of Special Meeting
Part A - Prospectus/Proxy Statement
Part B- Statement of Additional Information
Part C - Other Information
Signature Pages
Exhibits
FIDELITY INSTITUTIONAL CASH PORTFOLIOS:
TREASURY
FORM N-14 CROSS REFERENCE SHEET
PART A

Item Number and Caption                              Prospectus/Proxy Statement Caption

1. Beginning of Registration Statement and Out-      Cover Page
 side Front Cover Page of Prospectus



2. Beginning and Outside Back Cover Page of Pro-       Table of Contents
  spectus



3. Fee Table, Synopsis Information and Risk            Synopsis; Comparative Fee Tables; Comparison of
Factors                                                Principal Risk Factors; The Proposed Transaction



4. Information About the Transaction                   Synopsis; The Proposed Transaction; Exhibit I

5. Information About the Registrant                    Synopsis; Comparison of Principal Risk Factors;
                                                       Miscellaneous; Additional Information About
                                                       Treasury; Prospectus of Treasury Class I

6. Information About the Company Being Acquired        Cover Page; Miscellaneous

7. Voting Information                                  Voting Information

8. Interest of Certain Persons and Experts             Not Applicable

9. Additional Information Required for Reoffering      Not Applicable
  by Persons Deemed to be
Underwriters


PART B
Item Number and Caption   Statement of Additional Information Caption


10. Cover Page                                       Cover Page

11. Table of Contents                                Table of Contents

12. Additional Information About the Registrant      Prospectus and Statement of Additional
                                                     Information of Treasury Class I

13. Additional Information About the Company Be-     Not applicable
  ing Acquired

14. Financial Statements                             Annual Report of Treasury Class I for the
                                                     Fiscal Year Ended March 31, 1995; Annual
                                                     Report of SLAM for the Fiscal Year Ended
                                                     November 30, 1995.
                                                     Semiannual Report of Treasury Class I for
                                                     the Period Ended September 30, 1995.



PART C         Information required to be included in                 Part
C is set forth under the appropriate             item so numbered, in Part
C of this             Registration Statement
STATE AND LOCAL ASSET MANAGEMENT SERIES:
 GOVERNMENT MONEY MARKET PORTFOLIO

Dear Shareholder:
On June 19, 1996, Fidelity is holding a Special Meeting for Shareholders (Meeting) of State and Local Asset Management Series: Government Money Market Portfolio (SLAM), a series of Fidelity Institutional Investors Trust. The purpose of the Meeting is to transfer all of the assets of SLAM to another Fidelity institutional money market fund that has substantially the same investment objective and policies as SLAM. After the transfer, SLAM investors will continue to enjoy the benefits of a money market fund that invests in U.S. Treasury bills, notes and bonds, and repurchase agreements for these securities. In addition, fund expenses will be reduced by more than half, from 0.43% to 0.20%. The transfer will also afford investors the additional benefits of a larger investment portfolio. The cost of the transfer will be borne exclusively by Fidelity Management & Research Company (FMR). Accordingly, the Board of Trustees recommend you approve the transfer.
At this important Meeting, shareholders are being asked to consider and approve an Agreement and Plan of Reorganization and Liquidation (the Agreement) between SLAM and Fidelity Institutional Cash Portfolios:
Treasury (Treasury). The Agreement provides for the transfer of all of the assets of SLAM to Treasury in exchange solely for Class I Shares of beneficial interest of Treasury (Treasury Shares) and the assumption by Treasury of SLAM's liabilities, followed by the distribution of Treasury Shares to shareholders of SLAM so that each shareholder receives the number of full and fractional shares of Treasury Shares equal to the number of full and fractional shares of SLAM held by each shareholder
Treasury is a money market fund that seeks a high level of current income by investing in U.S. Treasury bills, notes and bonds, and repurchase agreements for these securities. The Fund is rated AAAm by Standard & Poor's Corporation, and Aaa by Moody's Investors Service. Enclosed is a Proxy Statement and Prospectus further describing the reasons for the reorganization (Reorganization) and describing in detail the investment objective and policies of Treasury.
FMR, SLAM's adviser, anticipates that approval of the Reorganization will result in lower fund operating expenses. SLAM has received an Opinion of Counsel to the effect that the Reorganization will constitute a tax-free reorganization within the meaning of section 368(a)(1)(C) of the Internal Revenue Code of 1986. The exchange of shares of SLAM for Treasury Shares, therefore, will not result in the recognition of any taxable gain or loss to the shareholders of SLAM on the date of the Reorganization.
The Board of Trustees of SLAM has unanimously approved the proposed Reorganization and recommends that you vote to approve the Agreement. Approval of the Agreement requires the affirmative vote of a majority of outstanding shares. Your participation is extremely important no matter how many or how few shares you own. Once you have marked your vote on the enclosed proxy card, be sure to sign and return it in the enclosed postage-paid envelope. Please call a Fidelity Representative at 1-508-787-9363 or 1-800-771-7213 if you have any questions.
Sincerely,
/s/ Edward C. Johnson 3d
President
Vote this proxy card TODAY!  Your prompt response will
save the expense of additional mailings.
Return the proxy card in the enclosed envelope or mail to:
FIDELITY INVESTMENTS
Proxy Department
P.O. Box 9107
Hingham, MA 02043-9848
PLEASE DETACH AT PERFORATION BEFORE MAILING.
--------------------------------------------------------------------------
FIDELITY INSTITUTIONAL INVESTORS TRUST: STATE AND LOCAL ASSET MANAGEMENT
SERIES: GOVERNMENT MONEY MARKET PORTFOLIO
PROXY SOLICITED BY THE TRUSTEES
The undersigned, revoking previous proxies, hereby appoint(s) Edward C. Johnson 3d, Arthur S. Loring, and Gerald C. McDonough, or any one or more of them, attorneys, with full power of substitution, to vote all shares of Fidelity Institutional Investors Trust: State and Local Asset Management
Series: Government Money Market Portfolio, which the undersigned is entitled to vote at the Special Meeting of Shareholders of the fund to be held at the office of the trust at 82 Devonshire St., Boston, MA 02109, on Wednesday, June 19, 1996 at 11:30 a.m. Eastern time and at any adjournments thereof. All powers may be exercised by a majority of said proxy holders or substitutes voting or acting or, if only one votes and acts, then by that one. This Proxy shall be voted on the proposals described in the Proxy Statement as specified on the reverse side. Receipt of the Notice of the Meeting and the accompanying Proxy Statement is hereby acknowledged.
NOTE: Please sign exactly as your name appears on this Proxy. When signing in a fiduciary capacity, such as executor, administrator, trustee, attorney, guardian, etc., please so indicate. Corporate and partnership proxies should be signed by an authorized person indicating the person's title.
Date                                        _____________, 1996
_______________________________________
_______________________________________
      Signature(s) (Title(s), if applicable)
  PLEASE SIGN, DATE, AND RETURN
PROMPTLY IN ENCLOSED ENVELOPE
    [cusip #31617R100/fund#621]

Please refer to the Proxy Statement discussion of this matter.
IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED FOR THE PROPOSAL.
As to any other matter, said attorneys shall vote in accordance with their best judgment.
THE BOARD OF TRUSTEES RECOMMENDS A VOTE FOR  THE FOLLOWING:
---------------------------------------------------------------------------
__________________________________________________________________________

1.   To approve an Agreement and Plan of Reorganization    FOR [  ]    AGAINST [  ]    ABSTAIN [ ]   1.
     and Liquidation between Fidelity Institutional
     Investors Trust: State and Local Asset Management
     Series: Government Money Market Portfolio and
     Fidelity Institutional Cash Portfolios: Treasury.


[SLAM-PXC-596]    [cusip #31617R100/fund#621]

STATE AND LOCAL ASSET MANAGEMENT SERIES:
 GOVERNMENT MONEY MARKET PORTFOLIO
A SERIES OF
FIDELITY INSTITUTIONAL INVESTORS TRUST

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-508-787-9363
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of State and Local Asset Management Series: Government Money Market Portfolio:
 NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the Meeting) of State and Local Asset Management Series: Government Money Market Portfolio (the Fund), will be held at the office of Fidelity Institutional Investors Trust, 82 Devonshire Street, Boston, Massachusetts 02109 on Wednesday, June 19, 1996 at 11:30 a.m. Eastern time. The purpose of the Meeting is to consider and act upon the following proposal, and to transact such other business as may properly come before the Meeting or any adjournments thereof.
 (1) To approve an Agreement and Plan of Reorganization and Liquidation (the Agreement) between the Fund and Fidelity Institutional Cash
Portfolios: Treasury (Treasury). The Agreement provides for the transfer of all of the assets of the Fund to Treasury in exchange solely for Class I Shares of beneficial interest of Treasury and the assumption by Treasury of the Fund's liabilities, followed by the distribution of Treasury Class I Shares to shareholders of the Fund in liquidation of the Fund.
 The Board of Trustees has fixed the close of business on April 22, 1996 as the record date for the determination of shareholders of the Fund entitled to notice of, and to vote at such Meeting and any adjournments thereof.
By order of the Board of Trustees,
ARTHUR S. LORING, Secretary
May 1, 1996
YOUR VOTE IS IMPORTANT -
PLEASE RETURN YOUR PROXY CARD PROMPTLY.
SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ANY SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IS URGED TO INDICATE VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.
INSTRUCTIONS FOR EXECUTING PROXY CARD
 The following general rules for executing proxy cards may be of assistance to you and help you avoid the time involved in validating your vote if you fail to execute your proxy card properly.
1. INDIVIDUAL ACCOUNTS: Your name should be signed exactly as it appears in the registration on the proxy card.
2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.
3. ALL OTHER ACCOUNTS should show the capacity of the individual signing. This can be shown either in the form of the account registration itself or by the individual executing the proxy card. For example:
 REGISTRATION   VALID
                SIGNATURE

A. 1)   ABC Corp.                       John Smith,
                                        Treasurer

 2)     ABC Corp.                       John Smith,
                                        Treasurer

        c/o John Smith, Treasurer

B. 1)   ABC Corp. Profit Sharing Plan   Ann B. Collins,
                                        Trustee

 2)     ABC Trust                       Ann B. Collins,
                                        Trustee

 3)     Ann B. Collins, Trustee         Ann B. Collins,
                                        Trustee

        u/t/d 12/28/78

C. 1)   Town or City of ABC             Anthony B. Craft,
                                        Treasurer






STATE AND LOCAL ASSET MANAGEMENT SERIES: GOVERNMENT MONEY MARKET PORTFOLIO (A SERIES OF FIDELITY INSTITUTIONAL INVESTORS TRUST)

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109
1-508-787-9363
PROXY STATEMENT AND PROSPECTUS
MAY 1, 1996
 This Proxy Statement and Prospectus (Proxy Statement) is being furnished to shareholders of State and Local Asset Management Series: Government Money Market Portfolio (SLAM), a series of Fidelity Institutional Investors Trust (the trust), in connection with the solicitation of proxies by the trust's Board of Trustees for use at the Special Meeting of Shareholders of SLAM and at any adjournments thereof (the Meeting). The Meeting will be held on Wednesday, June 19, 1996, at 11:30 a.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust.
 As more fully described in the Proxy Statement, the purpose of the Meeting is to vote on a proposed reorganization (the Reorganization). Pursuant to an Agreement and Plan of Reorganization and Liquidation (the Agreement), SLAM would transfer all of its assets to Treasury (formerly Treasury II), a series of Fidelity Institutional Cash Portfolios (FICP), in exchange solely for Treasury Class I Shares of beneficial interest and the assumption by Treasury of SLAM's liabilities. As provided in the Agreement, SLAM will distribute Treasury Class I Shares to SLAM shareholders so that each such shareholder receives the number of full and fractional Treasury Class I Shares equal to the number of full and fractional shares of SLAM held by each shareholder on July 31, 1996, or such other date as the parties may agree (the Closing Date). Following the distribution, SLAM will have neither assets, liabilities, nor shareholders, and it is expected that the trust's Board of Trustees will liquidate SLAM as soon as practical.
 Treasury, a money market fund, is a diversified series of FICP, an open-end management investment company organized as a Delaware business trust on May 30, 1993. Treasury's investment objective is to obtain as high a level of current income as is consistent with the preservation of capital and liquidity within the limitations prescribed for the Fund. Treasury seeks to achieve its investment objective by investing 100% of its assets in U.S. Treasury bills, notes and bonds and other direct obligations of the U.S. Treasury and in repurchase agreements for these obligations.
 This Proxy Statement is accompanied by the Prospectus of Treasury Class I (dated November 1, 1995), which is incorporated herein by reference and should be retained for future reference. These documents set forth concisely the information about the Reorganization, SLAM, and Treasury that a shareholder should know before voting on the proposed Reorganization. A Prospectus and Statement of Additional Information for SLAM, both dated January 19, 1996, and a Statement of Additional Information dated November 1, 1995 for Treasury Class I have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of these documents may be obtained without charge by contacting Fidelity Client Services Government Team at 82 Devonshire Street, Boston, Massachusetts 02109 or by calling 1-800-771-7213.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
VOTING INFORMATION
SYNOPSIS
COMPARISON OF OTHER POLICIES OF THE FUNDS
COMPARISON OF PRINCIPAL RISK FACTORS
THE PROPOSED TRANSACTION
ADDITIONAL INFORMATION ABOUT TREASURY
MISCELLANEOUS
EXHIBIT 1. FORM OF AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION STATE AND LOCAL ASSET MANAGEMENT SERIES:
GOVERNMENT MONEY MARKET PORTFOLIO
(A SERIES OF FIDELITY INSTITUTIONAL INVESTORS TRUST)

82 DEVONSHIRE STREET, BOSTON, MASSACHUSETTS 02109

PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS OF
STATE AND LOCAL ASSET MANAGEMENT SERIES: GOVERNMENT MONEY MARKET PORTFOLIO TO BE HELD ON
JUNE 19, 1996
_________________________________
VOTING INFORMATION
 This Proxy Statement and Prospectus (Proxy Statement) is furnished in connection with a solicitation of proxies made by, and on behalf of, the Board of Trustees of Fidelity Institutional Investors Trust (the trust) to be used at the Special Meeting of Shareholders of State and Local Asset Management Series: Government Money Market Portfolio (SLAM) and at any adjournments thereof (the Meeting), to be held on Wednesday, June 19, 1996 at 11:30 a.m. Eastern time at 82 Devonshire Street, Boston, Massachusetts 02109, the principal executive office of the trust and Fidelity Management & Research Company (FMR), SLAM's investment adviser.
 The purpose of the Meeting is set forth in the accompanying Notice. The solicitation is made primarily by the mailing of this Proxy Statement and the accompanying proxy card on or about May 1, 1996. Supplementary solicitations may be made by mail, telephone, telegraph, or by personal interview by representatives of the trust. The expenses in connection with preparing this Proxy Statement and its enclosures and of all solicitations will be borne by FMR. FMR will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of shares.
 If a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, or if other matters arise requiring shareholder attention, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy. When voting on a proposed adjournment, the persons named as proxies will vote FOR the proposed adjournment all shares that they are entitled to vote, unless directed to vote AGAINST the item, in which case such shares will be voted against the proposed adjournment with respect to that item. A shareholder vote may be taken on one or more of the items in this Proxy Statement or on any other business properly presented at the meeting prior to such adjournment if sufficient votes have been received and it is otherwise appropriate.
 If the enclosed proxy card is executed and returned, it may nevertheless be revoked at any time prior to its use by written notification received by the trust, by the execution of a later-dated proxy card, or by attending the Meeting and voting in person. All proxy cards solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and which are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a proxy card, it will be voted FOR the matters specified on the proxy card. Only proxies voted will be counted towards establishing a quorum. All proxies not voted, including broker non-votes will not be counted toward establishing a quorum. Shareholders should note that while votes to ABSTAIN will count toward establishing a quorum, passage of any proposal being considered at the Meeting will occur only if a sufficient number of votes are cast FOR the proposal. Accordingly, votes to ABSTAIN and votes AGAINST will have the same effect in determining whether the proposal is approved.
  On February 29, 1996 there were 117,031,692 shares of SLAM outstanding. Shareholders of record of SLAM at the close of business on April 22, 1996 will be entitled to vote at the Meeting. Such shareholders will be entitled to one vote for each full share they own and a proportionate share of one vote for each fractional share they own on that date.
 As of February 29, 1996, the Trustees and officers of the funds owned, in the aggregate, 0% of each fund's total outstanding shares.
 As of February 29, 1996, the following shareholders were known by Fidelity Institutional Investors Trust or by FICP to own of record or beneficially 5% or more of each Fund's (and, with respect to Treasury, each Class's) outstanding shares.


SHAREHOLDER                           ADDRESS                             PERCENT OF   PERCENT OF

                                                                          OUTSTANDI    OUTSTANDI
                                                                          NG           NG
                                                                          FUND         CLASS
                                                                          SHARES       SHARES

SLAM

Palomar Pomerado Health System        15255 Innovation Drive, Suite 202    10.21%       ----
                                      San Diego, CA 92128-3410

Culver City                           City Hall Account                    7.74%        ----
                                      PO Box 507
                                      Culver City, CA 90232-0507

Mayor & City Council of Baltimore     Bureau of Treasury Management        6.38%        ----
                                      100 Guilford Avenue
                                      Baltimore, MD 21202

City of Pompano Beach                 1993 Water/Sewer Revenue             5.66%        ----
                                      Construction Account
                                      PO Drawer 1300
                                      Pompano Beach, FL 33061-1300

First Trust of St. Paul               PO Box 64190                         5.07%        ----
                                      180 E. 5th Street
                                      St Paul, MN 55164



FICP TREASURY - CLASS I

First Union Bank of Charlotte         401 South Tryon Street               8.78%        10.89%
                                      Charlotte, NC 28226

Bank of America-Glendale              Paco                                 8.00%        9.92%
                                      PO Box 3577 Terminal Annex
                                      333 S. Beaudry Avenue, 23rd Floor
                                      Los Angeles, CA 90017

Texas Commerce Bank                   Obie and Co.                         6.24%        7.74%
                                      Texas Commerce Bank
                                      PO Box 2558
                                      Houston, TX 77002-2558



FICP TREASURY - CLASS II

The Boatmen's National Bank of St.    800 Market Street                    1.04%        87.02%
Louis                                 St Louis, MO 63101

NationsBanc Capital Markets           901 Main Street, 21st Floor          0.12%        10.14%
                                      Dallas, TX 75202



FICP TREASURY - CLASS III

Hare & Co.                            Bank of New York                     10.91%       59.94%
                                      One Wall Street, 5th Floor
                                      New York, NY 10286

First Union Bank of Charlotte         401 South Tryon Street               2.39%        13.13%
                                      Charlotte, NC 28226

The Boatmen's National Bank of St.    One Boatmen's Plaza                  1.33%        7.30%
Louis                                 800 Market Street
                                      St Louis, MO 63101

Chemical Bank                         Chemical Bank as Trustee             0.99%        5.46%
                                      450 West 33rd Street, 15th Floor
                                      New York, NY 10001


 To the knowledge of Fidelity Institutional Investors Trust and FICP, no other shareholder owned of record or beneficially 5% or more of the outstanding shares of SLAM or Treasury Class I, II, or III shares on that date.
  As of February 29, 1996, The Boatmen's National Bank of St. Louis and Hare & Co. each owned of record or beneficially more than 25% of the outstanding shares of Treasury Class II and Class III, respectively. A shareholder owning more than 25% of the outstanding shares of a class or fund is considered to be a "controlling person" of that class or fund. Accordingly, The Boatmen's National Bank of St. Louis and and Hare & Co.'s controlling positions mean that their votes could have a more significant effect on matters presented to shareholders than the vote of other class shareholders.
VOTE REQUIRED: Approval of the Agreement and Plan of Reorganization and Liquidation (the Agreement) requires the affirmative vote of a "majority of the outstanding voting securities" of SLAM. Under the 1940 Act, a "majority vote of the outstanding voting securities" means the affirmative vote of the lesser of (a) 67% or more of the voting securities present at the Meeting or represented by proxy if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (b) more than 50% of the outstanding voting securities. Broker non-votes are not considered "present" for this purpose.
SYNOPSIS
 The following is a summary of certain information contained elsewhere in this Proxy Statement, in the Agreement, and in the Prospectuses of SLAM and Treasury Class I, which are incorporated herein by reference. Shareholders should read the entire Proxy Statement and the Prospectus of Treasury Class I carefully for more complete information.
 The proposed reorganization (the Reorganization) would merge SLAM into Treasury, a larger money market fund also managed by FMR. If the Reorganization is approved, SLAM will cease to exist and its current shareholders will become shareholders of Treasury Class I instead. As discussed more fully below, the Board of Trustees believes that the Reorganization will benefit SLAM shareholders.
 The objective of both SLAM and Treasury (together "the Funds" and each individually a "Fund") is to seek as high a level of current income as is consistent with the preservation of capital and liquidity within the standards prescribed for the Fund. Each Fund invests in securities issued by the U.S. Treasury and in repurchase agreements for these securities; however, SLAM is also permitted to invest in obligations of U.S. Government agencies and instrumentalities that are backed by the full faith and credit of the U.S. Government and in repurchase agreements for these obligations.
 SLAM has an "all-inclusive" management contract with FMR, whereby FMR is responsible for the payment of all fund expenses with certain limited exceptions. For the services of FMR, SLAM pays FMR a management fee equal to an annual rate of 0.43% of its average net assets which represents SLAM's total operating expenses. The total operating expenses of Treasury Class I are limited to 0.20% of its average net assets. Without the limitation, the total operating expenses and management fee of Treasury Class I would be equal to 0.25% and 0.20%, respectively of its average net assets.
 Treasury Class I pays FMR a management fee, and unlike SLAM, also incurs other expenses for services, such as maintaining shareholder records and furnishing shareholder statements. FMR has voluntarily agreed to reimburse Treasury Class I to the extent that Treasury Class I's total operating expenses (excluding interest, taxes, brokerage commissions and extraordinary expenses) exceed 0.20% of its average net assets. If the Reorganization is approved, SLAM shareholders would benefit from the lower expense ratio of Treasury Class I. FMR is under no obligation to continue the reimbursement arrangements, although it currently intends to do so. Treasury Class I shareholders' interests in Treasury would not be diluted as a result of the Reorganization.
There are several distinctions between the shareholder servicing features of SLAM and Treasury, which are noted below.
- Minimum Investment. SLAM has an initial investment minimum of $25,000 while Treasury and the other institu- tional money market funds with which Treasury is offered have an initial investment minimum of $1 million.
- Checkwriting.  SLAM offers checkwriting services while Treasury does not.
- Exchange Restrictions.  SLAM has no exchange restrictions.  Treasury
Class I shareholders may exchange their    shares only for Class I Shares
of other institutional money market funds with which Treasury is offered.
- Timing of Share Purchases and Redemptions.  SLAM accepts purchases and
redemptions until 4:00 p.m. Eastern    time; purchases and redemption via
wire until 3:00 p.m. Eastern time, and next day transactions such as checks
and   exchanges until 4:00 p.m. Eastern time on days the Fund is open for business. Treasury accepts purchases and re- demptions until 5:00 p.m. Eastern time on days the Fund is open for business.
These and other distinctions are further discussed on page 6 under the heading "Comparisons of Other Policies of the Funds."
THE PROPOSED REORGANIZATION
 Shareholders of SLAM will be asked at the Meeting to vote upon and approve the Agreement, which provides for the acquisition by Treasury of all of the assets of SLAM in exchange solely for Class I Shares of Treasury (Treasury Shares) and the assumption by Treasury of the liabilities of SLAM. SLAM will then distribute the Treasury Shares to its shareholders, so that each SLAM shareholder will receive the number of full and fractional Treasury Shares equal to the number of full and fractional shares of SLAM held by such shareholder on the Closing Date (defined below). The exchange of SLAM's assets solely for Treasury Shares and the assumption by Treasury of SLAM's liabilities will occur at the Valuation Time (on or about 5:00 p.m.) on July 31, 1996 (the Closing Date), or such other time and date as the parties may agree. SLAM will then be liquidated as soon as practicable thereafter.
 The rights and privileges of the former shareholders of SLAM will be effectively unchanged by the Reorganization other than as described below under "Minimum Initial Investment and Account Balance," "Purchases and Redemptions," and "Exchanges."
 For the reasons set forth under "The Proposed Transaction - Reasons for the Reorganization," the Board of Trustees of Fidelity Institutional Investors Trust (the Board), including the trustees who are not "interested persons" of Fidelity Institutional Investors Trust as that term is defined in the 1940 Act (Independent Trustees), has concluded that the Reorganization is in the best interests of SLAM, that the terms of the Reorganization are fair and reasonable, and that the interests of SLAM's shareholders will not be diluted as a result of the proposed transaction. Accordingly, the Board recommends approval of the transaction. In addition, the Board of Trustees of FICP, including the Independent Trustees, has concluded that the Reorganization is in the best interests of Treasury, the terms of the Reorganization are fair and reasonable, and that the interests of Treasury Class I shareholders will not be diluted as a result of the proposed transaction.
EXPENSES
 The total operating expense ratio of Treasury Class I will not change if SLAM shareholders approve the proposed Reorganization. Treasury Class I's total operating expenses are currently limited to 0.20% of its average net assets. This expense limitation became effective on July 1, 1995. If Treasury Class I's current expense limitation were not in effect, its total operating expenses would be 0.25% of its average net assets. Voluntary expense limitations may be terminated or revised at any time. Such limitation excludes interest, taxes, brokerage commissions and extraordinary expenses.
 SLAM currently pays FMR an "all-inclusive" management fee at an annual rate of 0.43% of its average net assets. Because this fee is all-inclusive, FMR not only provides the Fund with investment advisory, management, and administrative services, but also pays all of the Fund's other expenses with certain limited exceptions.
 Treasury Class I's management fee is not all-inclusive; the Fund pays separately for expenses such as transfer agency and pricing and bookkeeping services and other services necessary to operate the Fund. These expenses differ with respect to each class of Treasury. However, as described above, Treasury Class I's total operating expenses are currently limited to 0.20% of its average net assets, which is lower than SLAM's all-inclusive fee of 0.43% of its average net assets.
COMPARATIVE FEE TABLES
 The following table shows the current fees and expenses of Treasury Class I and SLAM for the year ended March 31, 1995 (adjusted to reflect the current 0.20% voluntary expense limitation in effect for Treasury Class I) and pro forma fees for the Combined Fund based on the same period after giving effect to the Reorganization.
ANNUAL FUND OPERATING EXPENSES
(as a percentage of average net assets)
    Annual fund operating expenses are paid out of each Fund's (and with respect to Treasury, each Class's) assets. Expenses are factored into the Fund's share price or dividends and are not charged directly to shareholder accounts. The following are projections based on historical expenses and are calculated as a percentage of average net assets for each Fund.
                                                   PRO FORMA EXPENSES
                        TREASURY CLASS I   SLAM    COMBINED FUND

Management Fees         0.15%*             0.43%   0.15%*

Other Expenses          0.05%              0.00%   0.05%

Total Fund Operating    0.20%*             0.43%    0.20%*
Expenses

*After expense reductions.
EXAMPLE OF EFFECT OF FUND EXPENSES
 The following table illustrates the expenses on a hypothetical $1,000 investment in each Fund under the current and pro forma (combined fund) expenses calculated at the rates stated above, assuming a 5% annual return.


                   AFTER 1 YEAR   AFTER 3 YEARS   AFTER 5 YEARS   AFTER 10 YEARS

Treasury Class I   $2             $6              $11             $26

SLAM               $4             $14             $24             $54

Combined Fund      $2             $6              $11             $26


 This example assumes that all dividends and other distributions are reinvested and that the percentage amounts listed under Total Fund Operating Expenses remain the same in the years shown. The above tables and the assumption in the example of a 5% annual return are required by SEC regulations; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of any Fund.
 THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND A FUND'S ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN. The actual expenses attributable to each Fund will depend upon, among other things, its level of average net assets. In addition, the actual expenses of Treasury Class I and the Combined Fund will also depend on the extent to which each Fund incurs variable expenses, such as transfer agency costs and the terms of any reimbursement arrangements with FMR. Currently, FMR limits the total operating expenses of Treasury Class I to 0.20% of its average net assets.
FORMS OF ORGANIZATION
 SLAM is a series of Fidelity Institutional Investors Trust, an open-end management investment company organized as a Delaware business trust on January 29, 1992. Treasury is a series of FICP, an open-end management investment company organized as a Delaware business trust on May 30, 1993. Both trusts are authorized to issue an unlimited number of shares of beneficial interest. Treasury offers three classes of shares which are identical except that Class II Shares pay a 0.15% distribution fee and Class III Shares pay a 0.25% distribution fee (Treasury Shares pay no distribution fee). Because SLAM and Treasury are series of Delaware business trusts, organized under substantially similar Trust Instruments, the rights of the security holders of SLAM under state law are expected to remain unchanged after the Reorganization. After the Reorganization, such shareholders will own Treasury Shares. For more information regarding shareholder rights, refer to the section of the Funds' Statements of Additional Information entitled "Description of the Trust."
INVESTMENT OBJECTIVES AND POLICIES
 The investment objectives and policies of the Funds are set forth below. There can be no assurance that either Fund will achieve its objective.
 SLAM's investment objective is to obtain as high a level of current income as is consistent with the preservation of capital and liquidity, and to maintain a constant net asset value (NAV) of $1.00. Treasury seeks to obtain as high a level of current income as is consistent with the preservation of principal and liquidity within the limitations prescribed for the Fund. Although each Fund seeks to maintain a stable $1.00 share price, there can be no assurance that it will be able to do so.
Investments in the Funds are neither insured nor guaranteed by the U.S. Government.
 Both Funds seek income by investing in government securities. Under normal conditions, Treasury invests 100% of its assets in U.S. Treasury bills, notes and bonds and other direct obligations of the U.S. Treasury. The Fund may also invest in repurchase agreements for these obligations. SLAM invests in obligations issued or guaranteed as to principal and interest by the U.S. Government; obligations of U.S. Government agencies and instrumentalities that are backed by the full faith and credit of the U.S. Government; and in repurchase agreements for these obligations.
 The investment objective of each Fund is fundamental and may not be changed without the approval of at least a majority of the outstanding voting securities of the Fund. With the exception of fundamental policies, investment policies of the Funds can be changed without shareholder approval. The policies that differ between the Funds discussed below, except as noted, could be changed without a vote of shareholders.

COMPARISON OF OTHER POLICIES OF THE FUNDS

 U.S. GOVERNMENT SECURITIES. Although both Funds seek to achieve their investment objectives by investing primarily in U.S. Government securities, Treasury does so by investing exclusively in U.S. Treasury bills, notes and bonds and other direct obligations of the U.S. Treasury and in repurchase agreements for these obligations. SLAM can also invest in obligations issued or guaranteed as to principal and interest by the U.S. Government; obligations of U.S. Government agencies and instrumentalities backed by the full faith and credit of the U.S. Government; and in repurchase agreements for these obligations. Both SLAM and Treasury maintain AAA ratings from Moody's Investors Service, Inc. and Standard & Poor's Corporation.
 OTHER INVESTMENT POLICIES. Each Fund may borrow money for temporary or emergency purposes from a bank or from another investment company for which FMR or an affiliate serves as investment adviser. With respect to each Fund, the amount borrowed may not exceed 33 1/3% of the value of the Fund's total assets (Treasury: including the amount borrowed) less liabilities (other than borrowings). The Funds' borrowing limitations differ in that Treasury's 33 1/3% borrowing limit expressly includes reverse repurchase agreements and SLAM's does not. Because each Fund maintains a non-fundamental policy that precludes it from engaging in reverse repurchase agreements, the borrowing policies of the two Funds are effectively the same.
 In addition, each Fund may invest up to 10% of its assets in illiquid securities and may enter into when-issued and delayed delivery transactions. For more information about the risks and restrictions associated with these polices, see each Fund's Prospectus, which is incorporated by reference herein (and, in the case of Treasury Class I, which accompanies this Proxy Statement). For a more detailed discussion of the Funds' investments, see their Statements of Additional Information, which are incorporated herein by reference.
OPERATIONS OF TREASURY FOLLOWING THE REORGANIZATION
 FMR does not expect Treasury to revise its investment policies as a result of the Reorganization. In addition, FMR does not anticipate significant changes to the Fund's management or to agents that provide the Fund with services. Specifically, the Trustees and officers, the investment adviser, distributor, and other agents of the Fund will continue to serve Treasury in their current capacities. The Funds currently have the same portfolio manager, Leland Barron, who will continue to be responsible for Treasury's portfolio management after the Reorganization. As of February 29, 1996, 100% of SLAM's portfolio holdings were permissible investments for Treasury. Although SLAM also is permitted to invest in other U.S. Government obligations, it does not currently hold any such investments and it does not anticipate purchasing any securities that are ineligible for purchase by Treasury. Therefore, no portfolio adjustments are anticipated in connection with the Reorganization.
MINIMUM INITIAL INVESTMENT AND ACCOUNT BALANCE
 Treasury's minimum initial investment and minimum account balance are $1 million each. SLAM's minimum initial investment and minimum account balance are each $25,000. If the proposed Reorganization is approved, existing SLAM accounts would be exempt from the $1 million minimums. PURCHASES AND REDEMPTIONS
 The purchase and redemption policies for both Funds are similar and Treasury's policies will remain unchanged after the Reorganization.
 Each Fund's share price, or NAV per share, is calculated each day the Fund is open for business. Shares of both Funds are sold without a sales charge. Shares are purchased at the next share price calculated after an order is received and accepted by the transfer agent. Share price is normally calculated at 3:00 p.m. and 4:00 p.m. Eastern time for SLAM and 3:00 p.m. and 5:00 p.m. Eastern time for Treasury.
 Currently, SLAM shareholders may purchase shares of SLAM by check or by wire. SLAM may also accept investments of certain federal or state transfer payments wired directly to the Fund, provided that proper instructions have been filed. Treasury Shares may be purchased only by wire. If the Reorganization is approved, SLAM shareholders will be able to purchase Treasury Shares only by wire, but will not be able to direct to Treasury investments of federal or state transfer payments.
 Shares of both Funds may be redeemed on any day the Funds are open for business at their NAV, normally expected to be $1.00 per share. Shares of both Funds are redeemed at the next share price calculated after an order is received and accepted by the transfer agent, normally 4:00 p.m. Eastern time for SLAM and 5:00 p.m. Eastern time for Treasury. Refer to a Fund's Prospectus for more information on how to purchase and redeem shares.
 On or about April 22, 1996, SLAM will be closed to new accounts. However, existing shareholders of SLAM will have the flexibility to continue to purchase SLAM shares up to and including the business day immediately preceding the Closing Date. Redemption transactions may be made up to and including the Closing Date.
SHAREHOLDER SERVICES
 Both SLAM and Treasury offer sub-accounting and special services to shareholders who wish to open multiple accounts (a master account and sub-accounts). SLAM also offers arbitrage reporting services. If shareholders approve the Reorganization, Treasury will continue to provide sub-accounting services and will provide arbitrage rebate tracking services for state and local entities that require rebate calculations.
EXCHANGES
 Currently, shares of SLAM may be exchanged for shares of any other Fidelity fund registered for sale in a shareholder's state. By contrast, Treasury Shares may be exchanged only for Class I Shares of other FICP Funds, Class I Shares of Fidelity Institutional Tax-Exempt Cash Portfolios:
Tax-Exempt; Class I Shares of Daily Money Fund: Treasury Only; and Class I Shares of Fidelity Money Market Trust: Rated Money Market. Of course, a Treasury Shares shareholder may redeem Treasury Shares on any day the Fund is open for business and use the proceeds to buy shares of any Fidelity fund registered for sale in the shareholder's state. If the Reorganization is approved, Treasury Class I's exchange policy will apply.
DIVIDENDS AND OTHER DISTRIBUTIONS
 Each Fund ordinarily declares dividends from its net investment income daily and pays such dividends monthly. Each Fund also distributes annually substantially all of its net investment income and capital gains, if any. On or before the Closing Date, SLAM will declare as a dividend substantially all of its taxable income and net realized capital gain, if any, in order to maintain its tax status as a regulated investment company. FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION
 Each Fund has received an opinion of its counsel, Kirkpatrick & Lockhart LLP, that the Reorganization will constitute a tax-free reorganization within the meaning of section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the Code). Accordingly, no gain or loss will be recognized by the Funds or their shareholders as a result of the Reorganization. Please see the section entitled "Federal Income Tax Considerations" for more information.
 As of its fiscal year ended November 30, 1995, SLAM had capital loss carryforwards aggregating approximately $100,000. As of its fiscal year ended March 31, 1995, Treasury had capital loss carryforwards aggregating approximately $1,198,000. As a consequence of the Reorganization, Treasury may be limited to using only a portion, if any, of the capital loss carryforwards transferred by SLAM at the time of the Reorganization under current federal tax law. There is no assurance that Treasury will be able to realize sufficient capital gains to use its capital loss carryforwards as well as a portion, if any, of SLAM's capital loss carryforwards, before they expire.
COMPARISON OF PRINCIPAL RISK FACTORS
 Because SLAM and Treasury are money market funds, each must comply with federal regulatory requirements applicable to all money market funds concerning the quality and maturity of its investments. Federal regulations limit money market fund investments to high-quality securities (those securities rated by at least two nationally recognized rating services in accordance with applicable rules in one of the two highest categories for short-term securities or by one rating service, if only one has rated the security, or unrated securities deemed by FMR to be of equivalent quality). The maturity (calculated according to applicable regulations) of money market investments cannot exceed 397 days, and a money market fund's dollar-weighted average maturity cannot exceed 90 days. These requirements, coupled with each Fund's emphasis on high-quality U.S. Government securities, mean that the Funds have substantially similar levels of risk.
 Each Fund pursues substantially the same investment objective and follows similar investment policies (see "Investment Objectives and Policies" on page 6). Treasury invests only in direct obligations of the U.S. Treasury and repurchase agreements for these obligations. SLAM invests in obligations issued or guaranteed as to principal and interest by the U.S. Government (including U.S. Treasury obligations); obligations of U.S. Government agencies and instrumentalities that are backed by the full faith and credit of the U.S. Government (agency securities); and in repurchase agreements for these obligations. Although no U.S. Government agency or instrumentality has ever defaulted on its obligation to pay interest and repay principal when due, agency securities are generally considered more risky than U.S. Treasury obligations. Although not all agency securities are government-backed, SLAM's policy of limiting its investment in agency securities to those which are backed by the full faith and credit of the U.S. Government minimizes the relatively greater risk associated with agency securities.
 Although each Fund seeks to maintain a stable $1.00 share price, each Fund's investment income is based on the income earned on the securities it holds, less expenses incurred. Thus, each Fund's investment income may be expected to fluctuate in response to changes in such expenses or to changes in interest rates, whichever affect income earned by the fund.
THE PROPOSED TRANSACTION
TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION BETWEEN SLAM AND TREASURY
REORGANIZATION PLAN
 The terms and conditions under which the proposed transaction may be consummated are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as
Exhibit I to this Proxy Statement.
 The Agreement contemplates: (a) Treasury acquiring on the Closing Date all of the assets of SLAM in exchange for Treasury Shares and the assumption by Treasury of SLAM's liabilities; and (b) the distribution of Treasury Shares to the shareholders of SLAM as provided for in the Agreement.
 The assets of SLAM to be acquired by Treasury include all cash, cash equivalents, securities, receivables (including interest or dividends receivable), claims, choses in action, and other property owned by SLAM, and any prepaid expenses shown as an asset on the books of SLAM on the Closing Date. Treasury will assume from SLAM all liabilities, debts, obligations, and duties of SLAM of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in the Agreement; provided, however, that SLAM will use its best efforts, to the extent practicable, to discharge all of its known liabilities, debts and obligations prior to the Closing Date. Treasury also will deliver to SLAM Treasury Shares, which SLAM will then distribute to its shareholders so that each SLAM shareholder will receive the number of full and fractional Treasury Shares equal to the the number of full and fractional shares of SLAM held by such shareholder on the Closing Date; SLAM will be liquidated as soon as is practicable thereafter.
 The value of SLAM's assets, the amount of SLAM's liabilities to be assumed by Treasury, and the NAV of Treasury Shares will be determined as of the close of business of each Fund on the Closing Date. Portfolio securities will be valued on the basis of amortized cost. This method of valuation involves valuing an instrument at its cost as adjusted for amortization of premium or accretion of discount rather than its value based on current market quotations or appropriate substitutes which reflect current market conditions. If the Boards (The Board of Trustees of Fidelity Institutional Investors Trust and the Board of Trustees of FICP) believe that a deviation from a Fund's amortized cost per share may result in dilution or other unfair results to shareholders, the Boards have agreed to take such corrective action, if any, as they deem appropriate to eliminate or reduce, to the extent reasonably practicable, the dilution or unfair results.
 On the Closing Date, SLAM will liquidate and distribute pro rata to its shareholders of record the Treasury Shares it received, so that each SLAM shareholder will receive the number of full and fractional Treasury Shares equal to the number of full and fractional shares in SLAM held by such shareholder on the Closing Date. SLAM will be liquidated as soon as practicable thereafter. Such liquidation and distribution will be accomplished by transferring Treasury Shares then credited to the account of SLAM to Treasury, opening accounts on the books of Treasury in the names of SLAM shareholders and representing the respective number of Treasury Shares due such shareholders. Fractional Treasury Shares will be rounded to the third decimal place. Treasury will not issue certificates representing its shares in connection with such exchange.
 Accordingly, immediately after the Reorganization, each former SLAM shareholder will own the number of Treasury Shares equal to the number of shares in SLAM held by that shareholder immediately prior to the Reorganization. The NAV per share of Treasury Class I will be unchanged by the transaction. Thus, the Reorganization will not result in a dilution of any shareholder interest.
 Any transfer taxes payable upon issuance of Treasury Shares in a name other than that of the registered holder of the shares on the books of SLAM as of that time shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of SLAM is and will continue to be its responsibility up to and including the Closing Date and such later date on which SLAM is liquidated.
 Pursuant to its all-inclusive management fee arrangement with SLAM, FMR will bear the cost of the Reorganization, including professional fees, expenses associated with the filing of registration statements, and the cost of soliciting proxies for the Meeting, which will consist principally of the cost of printing and mailing prospectuses and proxy statements, together with the cost of any supplementary solicitation.
 The consummation of the Reorganization is subject to a number of conditions set forth in the Agreement, some of which may be waived by a Fund. In addition, the Agreement may be amended in any mutually agreeable manner, except that no amendment that may have a materially adverse effect on the shareholders' interests is permitted subsequent to the Meeting.

REASONS FOR THE REORGANIZATION
 FMR recommended the Reorganization to the Boards at meetings of the Boards on December 14, 1995. In recommending the Reorganization, FMR advised the Boards that the Funds have generally compatible investment objectives and policies, with the material differences noted, and that the Funds have similar investment strategies, with the material differences noted.
 In considering the Reorganization, the Boards weighed a number of factors, including the following:
(1) The similarity and compatibility of the Funds' investment objective and policies;
(2)  The historical performance of the Funds;
(3)  Each Fund's current asset level;
(4)  Expected expense ratio of Treasury Shares after the Reorganization
relative to each Fund's     current expense ratio;
(5) The costs to be incurred by each Fund as a result of the Reorganization;
(6)  The tax consequences of the Reorganization;
(7) Services available to shareholders before and after the Reorganization; and
(8) Elimination of duplicative funds and benefit to FMR in the form of increased operational efficiencies.
 The Boards noted that, if the Reorganization is approved, SLAM shareholders would no longer have the ability to exchange into other Fidelity funds (other than funds with which Treasury Class I is offered) and would no longer be able to effect transactions by check. However, the Boards believe that these minor service reductions are outweighed by the increased yield potential provided by Treasury Class I's lower expense structure. On February 29, 1996, SLAM and Treasury Class I's 7-day yields were 4.88% and 5.13%, respectively.
 The Boards also considered that SLAM shareholders will receive Treasury Shares equal to the number of their SLAM shares owned as of the Closing Date. In addition, the Funds will receive an opinion of counsel that the Reorganization will not result in any gain or loss for Federal income tax purposes either to SLAM or Treasury or to the shareholders of either Fund.
 The Boards considered the proposed Reorganization in the context of a general goal of reducing the number of duplicative funds managed by FMR. FMR advised the Boards that SLAM has higher total operating expenses than Treasury Class I and has not been successful in attracting or retaining assets and that Treasury's greater success was attributable to the broader range of investors to which it is offered as well as its considerably lower operating costs. While the reduction of duplicative funds and funds with lower assets potentially would benefit FMR, it should benefit shareholders as well by increasing operational efficiencies and, thereby, lowering expenses. Of course, where, as in the case of Treasury Class I, FMR voluntarily limits a fund's expenses, FMR may benefit from such expense reductions as well.
 Finally, the Boards determined that the Reorganization is in the best interests of the shareholders of each Fund and that the Reorganization will not result in a dilution of any shareholder's interests.

DESCRIPTION OF THE SECURITIES TO BE ISSUED
 FICP is registered with the Securities and Exchange Commission (the Commission) as an open-end management investment company. FICP's trustees are authorized to issue an unlimited number of shares of beneficial interest of separate series all with an NAV of $1.00. Treasury is one of four series of FICP. FICP's Trustees have authorized the public offering of three classes of shares of Treasury. Each share of a class represents an equal and proportionate interest in Treasury with each other share of that class. Each shareholder of Treasury Class I is entitled to one vote per full share and fractional votes for fractional shares held with respect to matters affecting Treasury Class I or the Fund as a whole. Shares of Treasury have no preemptive or conversion rights. The voting and dividend rights, the right of redemption, and the privilege of exchange are described in Treasury Class I's Prospectus. Shares are fully paid and nonassessable, except as set forth in Treasury Class I's Statement of Additional Information under the heading "Shareholder and Trustee Liability."
 On the Closing Date, Treasury will have three classes of shares outstanding: Class I, Class II, and Class III. Only Treasury Shares will be issued to SLAM and distributed to its shareholders as part of the Reorganization. Each Class represents interests in the same assets of the Fund. The Classes differ as follows: (1) each Class has exclusive voting rights on matters pertaining to any plan of distribution with respect to that class; (2) Class II and Class III Shares bear ongoing distribution expenses; and (3) each Class may bear differing amounts of certain class-specific expenses. Each share of each class of Treasury is entitled to participate equally in dividends and other distributions and in the proceeds of any liquidation, except that dividends of each class may be affected by the allocation of expenses to that class.
 FICP does not hold annual meetings of shareholders. Normally there will be no meetings of shareholders for the purpose of electing trustees unless fewer than a majority of the trustees holding office have been elected by shareholders, at which time the trustees then in office will call a shareholder meeting for the election of trustees. Under the 1940 Act, shareholders of record of at least two-thirds of the outstanding shares of an investment company may remove a trustee by votes cast in person or by proxy at a meeting called for that purpose. The trustees are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any trustee when requested in writing to do so by the shareholders of record holding at least 10% of the trust's outstanding shares.
FEDERAL INCOME TAX CONSIDERATIONS
 The exchange of SLAM's assets solely for Treasury Shares and Treasury's assumption of the liabilities of SLAM is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a)(1)(C) of the Code. With respect to the Reorganization, the participating Funds have received an opinion from Kirkpatrick & Lockhart LLP, counsel to SLAM and Treasury, substantially to the effect that:
 (i) The acquisition by Treasury of all of the assets of SLAM in exchange for Treasury Shares, and the assumption by Treasury of SLAM's liabilities, followed by the distribution by SLAM of Treasury Shares to the shareholders of SLAM pursuant to the liquidation of SLAM and constructively in exchange for their SLAM shares, will constitute a reorganization within the meaning under the section 368(a)(1)(C) of the Code, and SLAM and Treasury will each be "a party to a reorganization" within the meaning of section 368(b) of the Code;
 (ii) No gain or loss will be recognized by SLAM upon the transfer of all of its assets to Treasury in exchange for Treasury Shares and Treasury's assumption of SLAM's liabilities, followed by SLAM's subsequent distribution of the Treasury Shares to shareholders in liquidation of SLAM;
    (iii) No gain or loss will be recognized by Treasury upon the receipt of the assets of SLAM in exchange for Treasury Shares and its assumption of SLAM's liabilities;
     (iv) The shareholders of SLAM will recognize no gain or loss upon the exchange of their SLAM shares solely for Treasury Shares;
 (v) The basis of SLAM's assets in the hands of Treasury will be the same as the basis of those assets in the hands of SLAM immediately prior to the Reorganization, and the holding period of those assets in the hands of Treasury will include the holding period of those assets in the hands of SLAM;
     (vi) The basis of SLAM shareholders in Treasury Shares will be the same as their basis in SLAM shares to be constructively surrendered in exchange therefor; and
    (vii) The holding period of the Treasury Shares to be received by the SLAM shareholders will include the period during which the SLAM shares to be constructively surrendered in exchange therefor were held, provided such SLAM shares were held as capital assets by those shareholders on the date of the Reorganization.
 SLAM shareholders should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, SLAM shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.
CAPITALIZATION
 The following table shows the capitalization of the Funds as of February 29, 1996 (unaudited) and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.
                                                      PRO FORMA
                      SLAM           TREASURY         COMBINED FUND

Net Assets            $116,967,726   $9,017,411,987   $9,134,379,713

NAV Per Share         $1.00          $1.00            $1.00

Shares Outstanding     117,031,692    9,018,161,569   9,135,193,261

Note: Currently, Treasury offers three classes of shares; SLAM offers one
class.  Shares of SLAM will be ex-   changed only for Treasury Shares.
CONCLUSION
 The Agreement and the transactions provided for therein were approved by the Boards at a meeting held on December 14, 1995. The Boards determined that the proposed Reorganization is in the best interests of shareholders of each Fund and that the interests of existing shareholders of SLAM and Treasury would not be diluted as a result of the Reorganization. In the event that the Reorganization is not consummated, SLAM will continue to engage in business as a fund of a registered investment company and the Board of Fidelity Institutional Investors Trust will consider other proposals for the reorganization or liquidation of the Fund.

ADDITIONAL INFORMATION ABOUT TREASURY CLASS I
 The table below provides condensed information concerning income and capital changes for one Treasury Share for the periods shown, including the unaudited six-month period ended September 30, 1995. This information from the Fund's commencement of operations through fiscal 1995 is supplemented by the financial statements and accompanying notes appearing in Treasury Class I's Annual Report to Shareholders for the fiscal year ended March 31, 1995, which are incorporated herein by reference into the Statement of Additional Information. The financial statements and notes and the financial information from the Fund's commencement of operations through fiscal 1995 have been audited by Price Waterhouse LLP, independent certified public accountants (Price), whose report thereon is included in the Annual Report to Shareholders and may be obtained by shareholders. FINANCIAL HIGHLIGHTS



1.Selected
Per-Share  Six Months
Data       Ended
           September 30,

2.Years
ended
March 31   1995            1995        1994        1993        1992        1991        1990        1989       1988       1987A

3.         (Unaudited)

4.Net asset
value,     $ 1.000         $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000    $ 1.000    $ 1.000
beginning of period

5.Income from
Investment Operations

6. Net interest
income      .029            .047        .030        .034        .053        .076        .088        .078       .064       .009

7.Less Distributions

8. From net
interest    (.029)          (.047)      (.030)      (.034)      (.053)      (.076)      (.088)      (.078)     (.064)     (.009)
income


9.Net asset
value, end
of         $ 1.000         $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000    $ 1.000    $ 1.000
period

10.Total
return B    2.94%           4.78        3.06        3.46        5.41        7.87        9.13        8.11       6.60       .93%
                           %           %           %           %           %           %           %          %

11.RATIOS AND SUPPLEMENTAL DATA

12.Net assets,
end of     $ 4,848,890     $ 4,688,1   $ 4,551,9   $ 5,589,6   $ 5,476,8   $ 3,281,6   $ 1,481,3   $ 658,06   $ 379,50   $ 26,314
period (000
omitted)                   98          18          63          52          86          24          8          1

13.Ratio of
expenses to .19%C           .18         .18         .18         .18         .18         .19         .20        .20        .20%
average net
assets                     %           %           %           %           %           %           %          %          C

14.Ratio of
expenses
to          .24%C           .25         .24         .23         .25         .25         .27         .26        .32        .99%
average net
assets                     %           %           %           %           %           %           %          %          C
before expense
reductions

15.Ratio of net
interest    5.81%C          4.71        3.01        3.38        5.12        7.50        8.63        7.92       6.46       6.11%
income to average net      %           %           %           %           %           %           %          %          C
assets


A FEBRUARY 2, 1987 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1987
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
MISCELLANEOUS
AVAILABLE INFORMATION. Fidelity Institutional Investors Trust and FICP are subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports, proxy material, and other information with the Commission. Such reports, proxy material, and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington D.C. 20549, at prescribed rates.
LEGAL MATTERS. Certain legal matters in connection with the issuance of Treasury Shares will be passed upon by Kirkpatrick & Lockhart LLP, counsel to the trusts.
EXPERTS. The audited financial statements of Treasury (formerly Treasury
II), incorporated by reference into Treasury Class I's Statement of Additional Information, have been examined by Price, whose report thereon is included in the Fund's Annual Report to Shareholders for the fiscal year ended March 31, 1995. The audited financial statements of SLAM, incorporated by reference into SLAM's Statement of Additional Information, have been examined by Coopers & Lybrand L.L.P., independent accountants (Coopers), whose report thereon is included in the Fund's Annual Report to Shareholders for the fiscal year ended November 30, 1995. Unaudited financial statements for Treasury Class I for the six-month period ended September 30, 1995 are also incorporated by reference. The financial statements audited by Price and Coopers have been incorporated herein by reference in reliance on their reports given on their authority as experts in auditing and accounting.

                    Exhibit I
FORM OF AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION
 THIS AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION (the Agreement) is made as of the 22nd day of April, 1996 by and among Fidelity Institutional Investors Trust, a Delaware business trust, on behalf of State and Local Asset Management Series: Government Money Market Portfolio
(SLAM), a series of Fidelity Institutional Investors Trust and Fidelity Institutional Cash Portfolios (FICP), a Delaware business trust, on behalf of Treasury, a series of FICP. Fidelity Institutional Investors Trust and FICP may be referred to herein collectively as the "Trusts" or each individually as a "Trust." Treasury and SLAM may be referred to herein collectively as the "Funds" or each individually as the "Fund."
 This Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the Code). The reorganization will comprise of: (a) the transfer of all of the assets of SLAM to Treasury in exchange solely for Treasury Class I Shares of beneficial interest (the Treasury Shares) and the assumption by Treasury of SLAM's liabilities; and (b) the constructive distribution of the Treasury Shares by SLAM to SLAM shareholders in complete liquidation and termination of SLAM in exchange for all of SLAM's outstanding shares. SLAM shall receive Treasury Shares equal to the number of full and fractional shares in SLAM then outstanding, which SLAM shall then distribute to its shareholders. The foregoing transactions are referred to herein as the "Reorganization."
 In consideration of the mutual promises and subject to the terms and conditions herein, the parties covenant and agree as follows:
1. REPRESENTATIONS AND WARRANTIES OF SLAM. SLAM represents and warrants to and agrees with Treasury that:
(a) SLAM is a series of Fidelity Institutional Investors Trust, a business trust duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) Fidelity Institutional Investors Trust is an open-end, management investment company duly registered under the Investment Company Act of 1940, as amended (the 1940 Act), and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of SLAM dated January 19, 1996, previously furnished to Treasury, did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of SLAM, threatened against SLAM which assert liability on the part of SLAM. SLAM knows of no facts which might form the basis for the institution of such proceedings;
(e) SLAM is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Trust Instrument or By-laws, or, to the knowledge of SLAM, of any agreement, indenture, instrument, contract, lease, or other undertaking to which SLAM is a party or by which SLAM is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment or decree to which SLAM is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Per-Share Data and Ratios, and the Schedule of Investments (including market values) of SLAM at November 30, 1995, have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been furnished to Treasury. Unaudited financial statements and the Schedule of Investments (including market values) for the six-month period ended May 31, 1996 shall be furnished to Treasury promptly following the availability of such documents. Said Statements of Assets and Liabilities and Schedules of Investments fairly present, or will present, the Fund's financial position as of such dates and said Statement of Operations and Changes in Net Assets fairly reflect, or will reflect, its results of operations and changes in financial position for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) SLAM has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its Statement of Assets and Liabilities and those incurred in the ordinary course of business as an investment company as of November 30, 1995;
(h) The registration statement (Registration Statement) filed with the Securities and Exchange Commission (Commission) by Treasury on Form N-14 relating to the Treasury Shares issuable hereunder and the proxy statement of SLAM included therein (Proxy Statement), on the effective date of the Registration Statement and insofar as they relate to SLAM (i) will comply in all material respects with the provisions of the Securities Act of 1933, as amended (the 1933 Act), the Securities Exchange Act of 1934, as amended (the 1934 Act), and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date (as defined in Section 6), the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the Prospectus), as amended or supplemented, insofar as it relates to SLAM, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(i) All material contracts and commitments of SLAM (other than this Agreement) will be terminated without liability to SLAM prior to the Closing Date (other than those made in connection with redemptions of shares and the purchase and sale of portfolio securities made in the ordinary course of business);
(j) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by SLAM of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the securities laws of the District of Columbia and Puerto Rico);
(k) SLAM has filed or will file all federal and state tax returns which, to the knowledge of SLAM's officers, are required to be filed by SLAM and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of SLAM's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(l) SLAM has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year ending on the Closing Date (as defined in section 6);
(m) All of the issued and outstanding shares of SLAM are, and at the Closing Date, will be duly and validly issued and outstanding and fully paid and nonassessable as a matter of Delaware law and have been offered for sale in conformity with all applicable federal securities laws. All of the outstanding shares of SLAM will, at the Closing Date, be held by the persons and in the amounts set forth in the list of shareholders submitted to Treasury in accordance with this Agreement;
(n) At the Closing Date, SLAM will have the full right, power, and authority to sell, assign, transfer, and deliver its portfolio securities and any other assets of SLAM to be transferred to Treasury pursuant to this Agreement. At the Closing Date, subject only to the delivery of SLAM's portfolio securities and any such other assets as contemplated by this Agreement, Treasury will acquire SLAM's portfolio securities and any such other assets subject to no encumbrances, liens, or security interests (except for those that may arise in the ordinary course and are disclosed to Treasury) and without any restrictions upon the transfer thereof; and
(o) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of SLAM, and this Agreement constitutes a valid and binding obligation of SLAM enforceable in accordance with its terms, subject to shareholder approval.
2. REPRESENTATIONS AND WARRANTIES OF TREASURY. Treasury represents and warrants to and agrees with SLAM that:
(a) Treasury is a series of FICP, a business trust duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has the power to own all of its properties and assets and to carry out its obligations under this Agreement. It has all necessary federal, state, and local authorizations to carry on its business as now being conducted and to carry out this Agreement;
(b) FICP is an open-end, management investment company duly registered under the 1940 Act, and such registration is in full force and effect;
(c) The Prospectus and Statement of Additional Information of Treasury Class I, dated November 1, 1995, previously furnished to SLAM did not and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(d) There are no material legal, administrative, or other proceedings pending or, to the knowledge of Treasury, threatened against Treasury which assert liability on the part of Treasury. Treasury knows of no facts which might form the basis for the institution of such proceedings;
(e) Treasury is not in, and the execution, delivery, and performance of this Agreement will not result in, violation of any provision of its Trust Instrument or By-laws, or, to the knowledge of Treasury, of any agreement, indenture, instrument, contract, lease, or other undertaking to which Treasury is a party or by which Treasury is bound or result in the acceleration of any obligation or the imposition of any penalty under any agreement, judgment, or decree to which Treasury is a party or is bound;
(f) The Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, Per-Share Data and Ratios, and the Schedule of Investments (including market values) of Treasury Class I at March 31, 1995, have been audited by Price Waterhouse LLP, independent accountants, and have been furnished to SLAM together with such unaudited financial statements and Schedule of Investments (including market values) for the six-month period ended September 30, 1995. Said Statements of Assets and Liabilities and Schedules of Investments fairly present its financial position as of such dates and said Statement of Operations and Changes in Net Assets fairly reflect its results of operations and changes in financial position for the periods covered thereby in conformity with generally accepted accounting principles consistently applied;
(g) Treasury has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its Statement of Assets and Liabilities and those incurred in the ordinary course of business as an investment company as of September 30, 1995;
(h) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by Treasury of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act, and state securities or blue sky laws (which term as used herein shall include the securities laws of the District of Columbia and Puerto Rico);
(i) Treasury has filed or will file all federal and state tax returns which, to the knowledge of Treasury's officers, are required to be filed by Treasury and has paid or will pay all federal and state taxes shown to be due on said returns or provision shall have been made for the payment thereof, and, to the best of Treasury's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;
(j) Treasury has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for all prior taxable years and intends to meet such requirements for its current taxable year;
(k) By the Closing Date, the Treasury Shares to be issued to SLAM will have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable by Treasury, and no shareholder of Treasury Class I will have any preemptive right of subscription or purchase in respect thereof;
(l) The execution, performance, and delivery of this Agreement will have been duly authorized prior to the Closing Date by all necessary corporate action on the part of Treasury, and this Agreement constitutes a valid and binding obligation of Treasury enforceable in accordance with its terms, subject to approval by the shareholders of SLAM;
(m) The Registration Statement and the Proxy Statement, on the effective date of the Registration Statement and insofar as they relate to Treasury,
(i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act, and the rules and regulations thereunder, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7 and on the Closing Date (as defined in section 6), the Prospectus, as amended or supplemented, insofar as it relates to Treasury, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
(n) The issuance of the Treasury Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws; and
(o) All of the issued and outstanding Treasury Shares have been offered for sale and sold in conformity with the federal securities laws.
3.  REORGANIZATION.
(a) Subject to the requisite approval of the shareholders of SLAM and to the other terms and conditions contained herein, SLAM agrees to assign, sell, convey, transfer, and deliver to Treasury on the Closing Date (as defined in Section 6) all of the assets of SLAM (as set forth in section 3(b)) existing on the Closing Date. Treasury agrees in exchange therefor:
(i) to assume all of SLAM's liabilities, described in section 3(c), existing on the Closing Date, whether or not determinable on the Closing Date, and (ii) to issue and deliver to SLAM the number of Treasury Shares equal in value (calculated in the manner and as of the time set forth in sections 4(d) and 4(a)) to the net asset value per share of SLAM (calculated in the manner and as of the time set forth in sections 4(b) and 4(a)).
(b) The assets of SLAM to be acquired by Treasury shall include, without limitation, all cash, cash equivalents, securities, receivables (including interest or dividends receivable), claims, choses in action, and other property owned by SLAM, and any deferred or prepaid expenses shown as an asset on the books of SLAM on the Closing Date. SLAM will pay or cause to be paid to Treasury any dividend or interest payments received by it on or after the Closing Date with respect to the assets transferred to Treasury hereunder, and Treasury will retain any dividend or interest payments received by it after the Valuation Time (as defined in Section 4) with respect to the assets transferred hereunder without regard to the payment date thereof.
(c) The liabilities of SLAM to be assumed by Treasury shall include (except as otherwise provided for herein) all of SLAM's liabilities, debts, obligations, and duties, of whatever kind or nature, whether absolute, accrued, contingent, or otherwise, arising in the ordinary course of business, whether or not determinable on the Closing Date, and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, SLAM agrees to use its best efforts to discharge all of its known liabilities prior to the Closing Date.
 (d) Pursuant to this Agreement, as soon after the Closing Date as is conveniently practicable (the Liquidation Date), SLAM will constructively distribute pro rata to its shareholders of record, determined as of the Valuation Time on the Closing Date, the Treasury Shares in exchange for such shareholders' shares of beneficial interest in SLAM, and SLAM will then be liquidated in accordance with the Trust Instrument of Fidelity Institutional Investors Trust. Such distribution shall be accomplished by the Funds' transfer agent opening accounts on transfer books for the Treasury Shares in the names of the SLAM shareholders and transferring the Treasury Shares thereto. Each SLAM shareholder's account shall be credited with the respective number of full and fractional (rounded to the third decimal place) Treasury Shares due that shareholder. All outstanding SLAM shares, including any represented by certificates, shall simultaneously be canceled on SLAM's share transfer records. Treasury shall not issue certificates representing Treasury Shares in connection with the Reorganization.
(e) Any reporting responsibility of SLAM is and shall remain its responsibility up to and including the date on which it is terminated.
(f) Any transfer taxes payable upon issuance of the Treasury Shares in a name other than that of the registered holder on SLAM's books of the SLAM shares constructively exchanged for the Treasury Shares shall be paid by the person to whom such Treasury Shares are to be issued, as a condition of such transfer.
4.  VALUATION.
(a) The Valuation Time shall be 5:00 p.m. Eastern time on the Closing Date (as defined in section 6) (the Valuation Time).
(b) On the Closing Date, Treasury will deliver to SLAM the number of full and fractional Treasury Shares having an aggregate net asset value equal to the net asset value per share of SLAM multiplied by the number of shares of SLAM then outstanding, determined as provided in this section 4.
(c) The net asset value of the Treasury Shares to be delivered to SLAM, the value of the assets of SLAM transferred hereunder, and the value of the liabilities of SLAM to be assumed hereunder shall in each case be determined as of the Valuation Time.
(d) The net asset value per share of the Treasury Shares shall be computed in the manner set forth in the then-current Treasury Class I Prospectus and Statement of Additional Information, and the value of the assets of SLAM as well as its net asset value per share shall be computed in the manner set forth in the then-current SLAM Prospectus and Statement of Additional Information.
(e) All computations pursuant to this Section shall be made by or under the direction of Fidelity Service Co., a division of FMR Corp., in accordance with its regular practice as pricing agent for SLAM and Treasury.
5.  FEES; EXPENSES.
(a) Pursuant to SLAM's management contract with Fidelity Management & Research Company (FMR), FMR will pay all fees and expenses, including legal, accounting, printing, filing, and proxy solicitation expenses, portfolio transfer taxes (if any), or other similar expenses incurred in connection with the transactions contemplated by this Agreement (but not including costs incurred in connection with the purchase or sale of portfolio securities).
(b) Each of Treasury and SLAM represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.
6.   CLOSING DATE
(a) The Reorganization, together with related acts necessary to consummate the same, unless otherwise provided herein, shall occur at the principal office of the Trusts, 82 Devonshire Street, Boston, Massachusetts, at the Valuation Time on July 31, 1996 (Closing Date), or at some other time, date, and place agreed to by SLAM and Treasury.
(b) In the event that on the Closing Date: (i) the Federal Reserve Bank of New York is closed, (b) the market for government securities is closed to trading or trading thereon is restricted, or (ii) trading or the reporting of trading on said market or elsewhere is disrupted so that accurate appraisal of the value of the total net assets of SLAM and Treasury is impracticable, the Closing Date shall be postponed until the first business day after the day when such trading shall have been fully resumed and such reporting shall have been restored, or such other date as the parties may agree.
7.  SHAREHOLDER MEETING AND TERMINATION OF SLAM
(a) SLAM agrees to call a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Treasury as herein provided, adopting this Agreement, and authorizing the liquidation of SLAM.
(b) SLAM agrees that as soon as reasonably practicable after the distribution of the Treasury Shares, SLAM shall be terminated as a series of Fidelity Institutional Investors Trust pursuant to its Trust Instrument, any further actions shall be taken in connection therewith as required by applicable law, and on and after the Closing Date, SLAM shall not conduct any business except in connection with its liquidation and termination.
8. CONDITIONS TO OBLIGATIONS OF TREASURY. The obligations of Treasury hereunder shall be subject to the following conditions:
(a) That SLAM furnishes to Treasury a statement, dated as of the Closing Date, signed by the Treasurer or Assistant Treasurer of SLAM, certifying that as of the Valuation Time on the Closing Date all representations and warranties of SLAM made in this Agreement are true and correct in all material respects and that SLAM has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such date;
(b) That SLAM, on or prior to the Closing Date, furnishes Treasury with copies of the resolutions, certified by an officer of Fidelity Institutional Investors Trust, evidencing the adoption of this Agreement and the approval of the transactions contemplated herein by the requisite vote of the holders of the outstanding shares of beneficial interest of SLAM;

(c) That, on or prior to the Closing Date, SLAM will declare one or more dividends or distributions which, together with all previous such dividends or distributions, shall have the effect of distributing to the shareholders of SLAM substantially all of SLAM's investment company taxable income and its net realized capital gain, if any, as of the Closing Date;
(d) That SLAM shall deliver to Treasury, at the Closing, a Statement of Assets and Liabilities, together with a list of its portfolio securities showing each such security's adjusted tax basis and holding period by lot, with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on SLAM's behalf by its Treasurer or Assistant Treasurer;
(e) That SLAM's custodian shall deliver to Treasury a certificate identifying the assets of SLAM held by such custodian as of the Valuation Time on the Closing Date and stating that at the Valuation Time: (i) the assets held by the custodian will be transferred to Treasury; (ii) SLAM's assets have been duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof; and (iii) to the best of the custodian's knowledge, all necessary taxes in conjunction with the delivery of the assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made;
(f) That SLAM's transfer agent shall deliver to Treasury at the Closing a certificate setting forth the number of shares of SLAM outstanding as of the Valuation Time and the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder;
(g) That SLAM calls a meeting of its shareholders to be held after the effective date of the Registration Statement, to consider transferring its assets to Treasury as herein provided, adopting this Agreement, and authorizing the liquidation and termination of SLAM;
(h) That SLAM delivers to Treasury a certificate of an officer, dated the Closing Date, that there has been no material adverse change in SLAM's financial position since November 30, 1995, other than changes in the market value of its portfolio securities, or changes due to net redemptions of its shares, dividends or other distributions paid, or losses from operations; and
(i) That all of the outstanding shares of beneficial interest of SLAM shall have been offered for sale and sold in conformity with all applicable state securities laws, and, to the extent that any audit of the records of SLAM or its transfer agent by Treasury or its agents shall have revealed otherwise, SLAM shall have taken all actions that in the opinion of Treasury are necessary to remedy any prior failure on the part of SLAM to have offered for sale and sold such shares in conformity with such laws.
9.  CONDITIONS TO OBLIGATIONS OF SLAM.
(a) That Treasury shall have executed and delivered to SLAM an Assumption of Liabilities, certified by an officer of FICP, dated as of the Closing Date pursuant to which Treasury will assume all of the liabilities of SLAM existing on the Closing Date in connection with the transactions contemplated by this Agreement;
(b) That Treasury furnishes to SLAM a statement, dated as of the Closing Date, signed by the Treasurer or Assistant Treasurer of Treasury, certifying that, as of the Valuation Time and the Closing Date, all representations and warranties of Treasury made in this Agreement are true and correct in all material respects, and Treasury has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates; and
(c) That SLAM shall have received an opinion of Kirkpatrick & Lockhart LLP, counsel to SLAM and Treasury, to the effect that the Treasury Shares are duly authorized and, upon delivery to SLAM as provided in this Agreement, will be validly issued and fully paid and nonassessable by Treasury and no shareholder of Treasury Class I has any preemptive right of subscription or purchase in respect thereof.
10.  CONDITIONS TO OBLIGATIONS OF TREASURY AND SLAM.
(a) That this Agreement shall have been adopted and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of SLAM;
(b) That all consents of other parties and all other consents, orders, and permits of federal, state, and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities, including "no action" positions of such federal or state authorities) deemed necessary by Treasury or SLAM to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of Treasury or SLAM, provided that either party hereto may for itself waive any of such conditions;
(c) That all proceedings taken by either Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to it and its counsel, Kirkpatrick & Lockhart LLP;
(d) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement;
(e) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Treasury or SLAM, threatened by the Commission; and
(f) That Treasury and SLAM shall have received an opinion of Kirkpatrick & Lockhart LLP satisfactory to Treasury and SLAM for federal income tax purposes:
 (i) The Reorganization will be a reorganization under section 368(a)(1)(C) of the Code, and SLAM and Treasury will each be parties to the reorganization under section 368(b) of the Code;
 (ii) No gain or loss will be recognized by SLAM upon the transfer of all of its assets to Treasury in exchange solely for the Treasury Shares and Treasury's assumption of SLAM's liabilities followed by the distribution of those Treasury Shares to the shareholders of SLAM;
 (iii) No gain or loss will be recognized by Treasury on the receipt of SLAM's assets in exchange solely for the Treasury Shares and the assumption of SLAM's liabilities;
 (iv) The basis of SLAM's assets in the hands of Treasury will be the same as the basis of such assets in SLAM's hands immediately prior to the Reorganization;
 (v) Treasury's holding period in the assets to be received from SLAM will include SLAM's holding period in such assets;
 (vi) A SLAM shareholder will recognize no gain or loss in the exchange of his or her shares of beneficial interest in SLAM solely for the Treasury Shares;
 (vii) A SLAM shareholder's basis in the Treasury Shares to be received by him or her will be the same as his or her basis in the SLAM shares exchanged solely therefor;
 (viii) A SLAM shareholder's holding period for his or her Treasury Shares will be determined by including the period for which he or she held the SLAM shares exchanged therefor, provided that those SLAM shares were held as capital assets on the date of the Reorganization.

 Notwithstanding anything herein to the contrary, neither of SLAM nor Treasury may waive the conditions set forth in this subsection 10(f).
11.  COVENANTS OF TREASURY AND SLAM.
(a) Treasury and SLAM each covenants to operate its respective business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the payment of customary dividends and distributions;
(b) SLAM covenants that it is not acquiring the Treasury Shares for the purpose of making any distribution other than in accordance with the terms of this Agreement;
(c) SLAM covenants that it will assist Treasury in obtaining such information as Treasury reasonably requests concerning the beneficial ownership of SLAM's shares; and
(d) SLAM covenants that its liquidation and termination will be effected in the manner provided in its Trust Instrument in accordance with applicable law and after the Closing Date, SLAM will not conduct any business except in connection with its liquidation and termination.
12.  TERMINATION; WAIVER.
 Treasury and SLAM may terminate this Agreement by mutual agreement. In addition, either Treasury or SLAM may at its option terminate this Agreement at or prior to the Closing Date because:
 (i) of a material breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date; or
 (ii) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.
In the event of any such termination, there shall be no liability for damages on the part of SLAM or Treasury, or their respective Trustees or officers.
13.  SOLE AGREEMENT; AMENDMENTS; WAIVERS; SURVIVAL OF WARRANTIES.
(a) This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto, and shall be construed in accordance with and governed by the laws of the State of Delaware.
(b) This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the respective President, any Vice President, or Treasurer of Treasury or SLAM; provided, however, that following the shareholders' meeting called by SLAM pursuant to Section 7 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Treasury Shares to be paid to SLAM shareholders under this Agreement to the detriment of such shareholders without their further approval.
(c) Either Fund may waive any condition to its obligations hereunder, provided that such waiver does not have any material adverse effect on the interests of such Fund's shareholders.
 The representations, warranties, and covenants contained in the Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

14.  TRUST INSTRUMENTS.
 A copy of the Trust Instrument of each Fund is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Fund as trustees and not individually and that the obligations of each Fund under this instrument are not binding upon any of such Fund's Trustees, officers, or shareholders individually but are binding only upon the assets and property of such Fund. Each Fund agrees that its obligations hereunder apply only to such Fund and not to its shareholders individually or to the Trustees of such Fund.
15.  ASSIGNMENT.
 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.
 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by an appropriate officer.
SIGNATURE LINES OMITTED



FIDELITY INSTITUTIONAL
MONEY MARKET
FUNDS - CLASS I
Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how each fund invests and the services available to shareholders.
To learn more about each fund and its investments, you can obtain a copy of the applicable fund's most recent financial report and portfolio listing or a copy of the Statement of Additional Information (SAI) dated November 1, 1995. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of either document, contact your financial institution, or call Fidelity Client Services at 1-800-843-3001. INVESTMENTS IN THE FUNDS ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT, AND THERE CAN BE NO ASSURANCE THAT A FUND WILL MAINTAIN A STABLE $1.00 SHARE PRICE.

MUTUAL FUND SHARES ARE NOT DEPOSITS OR
OBLIGATIONS OF, OR GUARANTEED BY, ANY
DEPOSITORY INSTITUTION. SHARES ARE NOT
INSURED BY THE FDIC, THE FEDERAL RESERVE
BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT
TO INVESTMENT RISK, INCLUDING THE POSSIBLE
LOSS OF PRINCIPAL.

LIKE ALL MUTUAL FUNDS, THESE
SECURITIES HAVE NOT BEEN APPROVED
OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION, NOR HAS THE
SECURITIES AND EXCHANGE COMMISSION
OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.
IMMI-pro-1195
FIDELITY INSTITUTIONAL CASH PORTFOLIOS (FICP):
Treasury (formerly Treasury II)
Government
Domestic
Money Market
DAILY MONEY FUND (DMF):
Treasury Only
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS (FITECP):
Tax-Exempt
FIDELITY MONEY MARKET TRUST (FMMT):
Rated Money Market (formerly Domestic Money Market Portfolio)
PROSPECTUS
NOVEMBER 1, 1995
(FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET, BOSTON, MA 02109
CONTENTS



KEY FACTS                                WHO MAY WANT TO INVEST

                                         EXPENSES Class I's yearly operating expenses.

                                         FINANCIAL HIGHLIGHTS A summary of each fund's
                                         financial data.

                                         PERFORMANCE

THE FUNDS IN DETAIL                      CHARTER How each fund is organized.

                                         INVESTMENT PRINCIPLES AND RISKS Each fund's
                                         overall approach to investing.

                                         BREAKDOWN OF EXPENSES How operating costs are calculated and what they include.

YOUR ACCOUNT                             HOW TO BUY SHARES Opening an account and
                                         making additional investments.

                                         HOW TO SELL SHARES Taking money out and closing
                                         your account.

                                         INVESTOR SERVICES Services to help you manage
                                         your account.

SHAREHOLDER AND ACCOUNT POLICIES         DIVIDENDS, CAPITAL GAINS, AND TAXES

                                         TRANSACTION DETAILS Share price calculations and
                                         the timing of purchases and redemptions.

                                         EXCHANGE RESTRICTIONS


KEY FACTS


WHO MAY WANT TO INVEST
Each fund offers institutional and corporate investors a convenient and economical way to invest in a professionally managed portfolio of money market instruments.
Each fund is designed for investors who would like to earn current income while preserving the value of their investment.
The rate of income will vary from day to day, generally reflecting short-term interest rates.
Each fund is managed to keep its share price stable at $1.00. Each of Treasury Only, Treasury, and Government offers an added measure of safety with its focus on U.S. Government securities.
None of the funds constitutes a balanced investment plan. However, because they emphasize stability, they could be well-suited for a portion of your investment.
Each fund is composed of multiple classes of shares. Each class of a fund has a common investment objective and investment portfolio. Class I shares do not have a sales charge and do not pay a distribution fee. Class II shares do not have a sales charge, but do pay a 0.15% distribution fee. Class III shares do not have a sales charge, but do pay a 0.25% distribution fee. Because Class I shares have no sales charge and do not pay a distribution fee, Class I shares are expected to have a higher total return than Class II and Class III shares. You may obtain more information about Class II and Class III shares, which are not offered through this prospectus, from your financial institution, or by calling Fidelity Client Services at 1-800-843-3001. Contact your financial institution to discuss which class is appropriate for you.
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you pay when you buy or sell Class I shares of a fund.
Maximum sales charge on purchases and   None
reinvested distributions

Maximum deferred sales                  None
charge

Redemption fee                          None

Exchange fee                            None

ANNUAL OPERATING EXPENSES are paid out of each fund's assets. Each fund pays a management fee to Fidelity Management & Research Company (FMR). FMR is responsible for the payment of all other expenses of Treasury Only and Rated Money Market with certain limited exceptions. Each fund, other than Treasury Only and Rated Money Market, also incurs other expenses for services such as maintaining shareholder records and furnishing shareholder statements and financial reports.
Class I's expenses are factored into its share price or dividends and are not charged directly to shareholder accounts (see "Breakdown of Expenses" on page ).
The following are projections based on estimated or historical expenses of Class I of each fund and are calculated as a percentage of average net assets of Class I of each fund.
       Class I Operating Expenses

TREASURY      Management fee                 0.15%
                                             A

              12b-1 fee (Distribution fee)   None

              Other expenses                 0.05
                                             %

              Total operating expenses       0.20%
                                             A

GOVERNMENT    Management fee                 0.16%
                                             A

              12b-1 fee (Distribution fee)   None

              Other expenses                 0.04
                                             %

              Total operating expenses       0.20%
                                             A

A AFTER EXPENSE REDUCTIONS.
              Class I Operating Expenses

DOMESTIC      Management fee                 0.13%
                                             A

              12b-1 fee (Distribution fee)   None

              Other expenses                 0.07
                                             %

              Total operating expenses       0.20%
                                             A

MONEY MARKET  Management fee                 0.14%
                                             A

              12b-1 fee (Distribution fee)   None

              Other expenses                 0.04
                                             %

              Total operating expenses       0.18%
                                             A

TREASURY ONLY Management fee                 0.20%
                                             A

              12b-1 fee (Distribution fee)   None

              Other expenses                 0.00
                                             %

              Total operating expenses       0.20%
                                             A

TAX-EXEMPT    Management fee                 0.14%
                                             A

              12b-1 fee (Distribution fee)   None

              Other expenses                 0.06
                                             %

              Total operating expenses       0.20%
                                             A

RATED MONEY
MARKET        Management fee                 0.20%
                                             A

              12b-1 fee (Distribution fee)   None

              Other expenses                 0.00
                                             %

              Total operating expenses       0.20%
                                             A

A AFTER EXPENSE REDUCTIONS.
EXPENSE TABLE EXAMPLE: You would pay the following expenses on a $1,000 investment in Class I shares, assuming a 5% annual return and full redemption at the end of each time period:
                     1      3       5       10
                     Year   Years   Years   Years

Treasury             $  2   $  6    $  11   $  26

Government           $  2   $  6    $  11   $  26

Domestic             $  2   $  6    $  11   $  26

Money Market         $  2   $  6    $  10   $  23

Treasury Only        $  2   $  6    $  11   $  26

Tax-Exempt           $  2   $  6    $  11   $  26

Rated Money Market   $  2   $  6    $  11   $  26

THESE EXAMPLES ILLUSTRATE THE EFFECT OF EXPENSES, BUT ARE NOT MEANT TO SUGGEST ACTUAL OR EXPECTED COSTS OR RETURNS, ALL OF WHICH MAY VARY.
FMR has voluntarily agreed to reimburse Class I of each fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses) are in excess of 0.20% (0.18% for Money Market) of its average net assets. If these agreements were not in effect, the management fees and total operating expenses for Class I of each fund would have been the following amounts, as a percentage of average net assets: 0.20% and 0.25% for Treasury; 0.20% and 0.24% for Government; 0.20% and 0.24% for Money Market; 0.20% and 0.27% for Domestic; 0.42% and 0.42% for Treasury Only; 0.20% and 0.26% for Tax-Exempt; and 0.42% and 0.42% for Rated Money Market.

FINANCIAL HIGHLIGHTS
The financial highlights tables that follow and each fund's financial statements are included in each fund's Annual Report and have been audited by independent accountants. Price Waterhouse LLP serves as independent accountants for each of the FICP funds, while Coopers & Lybrand L.L.P. serves as independent accountants for Tax-Exempt, Treasury Only, and Rated Money Market. Their reports, as applicable, on the financial statements and financial highlights are included in each Annual Report. The financial statements, the financial highlights, and the reports are incorporated by reference into the funds' SAI, which may be obtained free of charge from Fidelity Client Services at the phone number listed on page . Class II of each fund will comemnce operations on or about November 1, 1995. Class III of Treasury Only, Tax-Exempt, and Rated Money Market will commence operations on or about November 1, 1995.
FICP: TREASURY (FORMERLY TREASURY II) - CLASS I



1.Selected Per-Share Data

2.Years ended March 31    1987A      1988       1989       1990        1991        1992        1993        1994        1995

3.Net asset value,
beginning of               $ 1.000    $ 1.000    $ 1.000    $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000
period

4.Income from Investment
Operations

5. Net interest income     .009       .064       .078       .088        .076        .053        .034        .030        .047

6.Less Distributions

7. From net interest income (.009)     (.064)     (.078)     (.088)      (.076)      (.053)      (.034)      (.030)      (.047)

8.Net asset value, end of
period                     $ 1.000    $ 1.000    $ 1.000    $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000

9.Total return B           .93%       6.60       8.11       9.13        7.87        5.41        3.46        3.06        4.78
                           %          %          %           %           %           %           %           %

10.RATIOS AND SUPPLEMENTAL DATA

11.Net assets, end of
period (000                $ 26,314   $ 379,50   $ 658,06   $ 1,481,3   $ 3,281,6   $ 5,476,8   $ 5,589,6   $ 4,551,9   $ 4,688,1
omitted)                              1          8          24          86          52          63          18          98

12.Ratio of expenses to
average net                 .20%       .20        .20        .19         .18         .18         .18         .18         .18
assets                     C          %          %          %           %           %           %           %           %

13.Ratio of expenses to
average net                 .99%       .32        .26        .27         .25         .25         .23         .24         .25
assets before              C          %          %          %           %           %           %           %           %
expense reductions

14.Ratio of net interest
income to                   6.11%      6.46       7.92       8.63        7.50        5.12        3.38        3.01        4.71
average net assets         C          %          %          %           %           %           %           %           %


A FEBRUARY 2, 1987 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1987
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
FICP: TREASURY (FORMERLY TREASURY II) - CLASS III

15.Selected Per-Share Data

16.Years ended March 31                                                 1994A     1995

17.Net asset value, beginning of period                                 $ 1.000   $ 1.000

18.Income from Investment Operations

19. Net interest income                                                  .012      .044

20.Less Distributions

21. From net interest income                                             (.012)    (.044)

22.Net asset value, end of period                                       $ 1.000   $ 1.000

23.Total return B                                                        1.21%     4.45
                                                                                  %

24.RATIOS AND SUPPLEMENTAL DATA

25.Net assets, end of period (000 omitted)                              $ 5,175   $ 585,57
                                                                                  1

26.Ratio of expenses to average net assets                               .50%      .50
                                                                        C         %

27.Ratio of expenses to average net assets before expense reductions     .56%      .81
                                                                        C         %

28.Ratio of net interest income to average net assets                    2.69%     4.91
                                                                        C         %


A  OCTOBER 22, 1993 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1994
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
FICP: GOVERNMENT - CLASS I



29.Selected Per-Share
Data

30.Years ended March
31          1986 A      1987        1988        1989        1990        1991        1992        1993        1994        1995

31.Net asset
value,      $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000
beginning of period

32.Income from
Investment Operations

33. Net interest
income       .053        .063        .068        .079        .088        .077        .054        .035        .031        .048

34.Less Distributions

35. From net
interest     (.053)      (.063)      (.068)      (.079)      (.088)      (.077)      (.054)      (.035)      (.031)      (.048)
income

36.Net asset value,
end of      $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000
period

37.Total
return B     5.47%       6.51        6.98        8.19        9.15        7.94        5.55        3.56        3.13        4.86
                        %           %           %           %           %           %           %           %           %

38.RATIOS AND SUPPLEMENTAL
DATA

39.Net assets,
 end of    $ 511,720   $ 1,358,6   $ 1,878,7   $ 1,918,3   $ 2,815,6   $ 3,613,8   $ 4,603,7   $ 5,686,1   $ 3,764,5   $ 3,321,0
period (000
omitted)               59          86          42          22          38          81          66          44          66

40.Ratio of
expenses to  .20%        .20         .20         .20         .20         .18         .18         .18         .18         .18
average net
assets      C           %           %           %           %           %           %           %           %           %

41.Ratio of
expenses to  .30%        .25         .23         .24         .25         .25         .25         .24         .24         .24
average net
assets before C         %           %           %           %           %           %           %           %           %
expense reductions

42.Ratio of
net interest 7.81%       6.28        6.78        7.90        8.74        7.62        5.33        3.50        3.07        4.77
income      C           %           %           %           %           %           %           %           %           %
to average net assets


A JULY 25, 1985 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1986
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
FICP: GOVERNMENT - CLASS III

43.Selected Per-Share Data

44.Year ended March 31                                                   1995 A

45.Net asset value, beginning of period                                  $ 1.000

46.Income from Investment Operations

47. Net interest income                                                   .045

48.Less Distributions

49. From net interest income                                              (.045)

50.Net asset value, end of period                                        $ 1.000

51.Total return B                                                         4.57%

52.RATIOS AND SUPPLEMENTAL DATA

53.Net assets, end of period (000 omitted)                               $ 40,516

54.Ratio of expenses to average net assets                                .43%
                                                                         C

55.Ratio of expenses to average net assets before expense reductions      .66%
                                                                         C

56.Ratio of net interest income to average net assets                     5.13%
                                                                         C


A  APRIL 4, 1994 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1995
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
FICP: DOMESTIC - CLASS I

57.Selected Per-Share Data

58.Years ended March 31                                      1990A       1991       1992       1993       1994       1995

59.Net asset value, beginning of period                      $ 1.000     $ 1.000    $ 1.000    $ 1.000    $ 1.000    $ 1.000

60.Income from Investment Operations

61. Net interest income                                       .035        .078       .054       .034       .031       .049

62.Less Distributions

63. From net interest income                                  (.035)      (.078)     (.054)     (.034)     (.031)     (.049)

64.Net asset value, end of period                            $ 1.000     $ 1.000    $ 1.000    $ 1.000    $ 1.000    $ 1.000

65.Total return B                                             3.52%       8.11       5.50       3.50       3.14       4.97
                                                                         %          %          %          %          %

66.RATIOS AND SUPPLEMENTAL DATA

67.Net assets, end of period (000 omitted)                   $ 330,974   $ 355,36   $ 558,72   $ 804,35   $ 656,97   $ 771,93
                                                                         9          7          4          6          7

68.Ratio of expenses to average net assets                    .06%        .18        .18        .18        .18        .18
                                                             C           %          %          %          %          %

69.Ratio of expenses to average net assets before expense     .43%        .30        .29        .26        .26        .27
reductions                                                   C           %          %          %          %          %

70.Ratio of net interest income to average net assets         8.44%       7.79       5.24       3.43       3.09       4.94
                                                             C           %          %          %          %          %


A  NOVEMBER 3, 1989 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1990
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
FICP: DOMESTIC - CLASS III

71.Selected Per-Share Data

72.Year ended March 31                                                  1995A

73.Net asset value, beginning of period                                 $ 1.000

74.Income from Investment Operations

75. Net interest income                                                  .035

76.Less Distributions

77. From net interest income                                             (.035)

78.Net asset value, end of period                                       $ 1.000

79.Total return B                                                        3.51%

80.RATIOS AND SUPPLEMENTAL DATA

81.Net assets, end of period (000 omitted)                              $ 26,545

82.Ratio of expenses to average net assets                               .50%
                                                                        C

83.Ratio of expenses to average net assets before expense reductions     .79%
                                                                        C

84.Ratio of net interest income to average net assets                    5.14%
                                                                        C


A  JULY 19, 1994 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1995
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
FICP: MONEY MARKET - CLASS I



85.Selected Per-Share
Data

86.Years ended
March 31   1986A       1987        1988        1989        1990        1991        1992        1993        1994        1995

87.Net asset
value,      $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000
beginning of period

88.Income from
Investment Operations

89. Net interest
income       .059        .064        .069        .080        .089        .078        .055        .035        .032        .049

90.Less Distributions

91. From net
interest     (.059)      (.064)      (.069)      (.080)      (.089)      (.078)      (.055)      (.035)      (.032)      (.049)
income

92.Net asset value,
end of      $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000
period

93.Total
return B     6.01%       6.57        7.14        8.35        9.25        8.13        5.59        3.58        3.20        4.99
                        %           %           %           %           %           %           %           %           %

94.RATIOS AND SUPPLEMENTAL
DATA

95.Net assets,
end of      $ 960,784   $ 1,569,1   $ 2,524,7   $ 2,627,4   $ 4,127,8   $ 4,706,9   $ 3,990,3   $ 4,332,9   $ 3,200,2   $ 5,130,1
period (000
omitted)                99          67          50          79          36          95          95          77          23

96.Ratio of
expenses to  .19%        .20         .20         .20         .20         .18         .18         .18         .18         .18
average net
assets      C           %           %           %           %           %           %           %           %           %

97.Ratio of
expenses to  .28%        .23         .23         .24         .24         .25         .24         .23         .23         .24
average net
assets before C         %           %           %           %           %           %           %           %           %
expense reductions

98.Ratio of
net interest 7.97%       6.33        6.95        8.11        8.82        7.80        5.42        3.50        3.15        5.00
income to
average net  C          %           %           %           %           %           %           %           %           %
assets


A  JULY 5, 1985 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1986
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
FICP: MONEY MARKET - CLASS III

99.Selected Per-Share Data

100.Years ended March 31                                                 1994A      1995

101.Net asset value, beginning of period                                 $ 1.000    $ 1.000

102.Income from Investment Operations

103. Net interest income                                                  .011       .046

104.Less Distributions

105. From net interest income                                             (.011)     (.046)

106.Net asset value, end of period                                       $ 1.000    $ 1.000

107.Total return B                                                        1.07%      4.66%

108.RATIOS AND SUPPLEMENTAL DATA

109.Net assets, end of period (000 omitted)                              $ 89,463   $ 457,286

110.Ratio of expenses to average net assets                               .50%       .50%
                                                                         C

111.Ratio of expenses to average net assets before expense reductions     .55%       .59%
                                                                         C

112.Ratio of net interest income to average net assets                    2.83%      4.94%
                                                                         C


A NOVEMBER 17,1993 (COMMENCEMENT OF OPERATIONS) TO MARCH 31, 1994
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
TREASURY ONLY - CLASS I

113.Selected Per-Share Data

114.Years ended March 31                                      1991A       1992E         1993E         1994E         1995D

115.Net asset value, beginning of period                      $ 1.000     $ 1.000       $ 1.000       $ 1.000       $ 1.000

116.Income from Investment Operations                          .055        .045          .031          .032          .033
 Net interest income

117.Less Distributions                                         (.055)      (.045)        (.031)        (.032)        (.033)
 From net interest income

118.Net asset value, end of period                            $ 1.000     $ 1.000       $ 1.000       $ 1.000       $ 1.000

119.Total returnB                                              5.63%       4.64%         3.10%         3.27%         3.38%

120.RATIOS AND SUPPLEMENTAL DATA

121.Net assets, end of period (000 omitted)                   $ 705,543   $ 1,197,559   $ 1,047,791   $ 1,049,170   $ 1,266,285

122.Ratio of expenses to average net assets                    .03%        .20%          .20%          .20%          .20%
                                                              C                                                     C

123.Ratio of expenses to average net assets before expense     .42%        .42%          .42%          .42%          .42%
reductions                                                    C                                                     C

124.Ratio of net interest income to average net assets         6.34%       4.43%         3.05%         3.22%         5.02%
                                                              C                                                     C


A OCTOBER 3, 1990 (COMMENCEMENT OF OPERATIONS) TO JULY 31, 1991
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
D AUGUST 1, 1994 TO MARCH 31, 1995
E YEAR ENDED JULY 31
TAX-EXEMPT - CLASS I



125.Selected
Per-Share Data

126.Years
ended     1986A       1987E       1988E       1989E       1990E       1991E       1992E       1993E       1994E       1995D
March 31

127.Net asset
value,    $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000
beginning of period

128.Income
from      .044        .042        .046        .058        .058        .053        .040        .026        .024        .027
Investment Operations
 Net interest income

129.Less
Distrib
utions     (.044)      (.042)      (.046)      (.058)      (.058)      (.053)      (.040)      (.026)      (.024)      (.027)
 From net interest
income

130.Net asset
value,    $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000
end of period

131.Total
returnB    4.51%       4.28        4.72        5.97        6.00        5.40        4.02        2.66        2.44        2.74%
                      %           %           %           %           %           %           %           %

132.RATIOS AND SUPPLEMENTAL DATA

133.Net assets,
end of    $ 1,162,9   $ 1,850,0   $ 2,080,8   $ 2,006,8   $ 1,984,6   $ 2,116,8   $ 2,556,9   $ 2,239,0   $ 2,390,6   $ 1,876,815
period    39          53          46          67          36          41          95          31          63
(000 omitted)

134.Ratio of
expenses   .19%        .20         .20         .20         .20         .18         .18         .18         .18         .18%C
to average C          %           %           %           %           %           %           %           %
net assets

135.Ratio of
expenses   .25%        .23         .22         .24         .23         .23         .25         .24         .24         .26%C
to average
net assets C          %           %           %           %           %           %           %           %
before expense
reductions

136.Ratio of
net        5.18%       4.20        4.65        5.80        5.82        5.28        3.90        2.62        2.41        3.20%C
interest income
to        C           %           %           %           %           %           %           %           %
average net assets


A JULY 25, 1985 (COMMENCEMENT OF OPERATIONS) TO MAY 31, 1986
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
D JUNE 1, 1994 TO MARCH 31, 1995
E YEAR ENDED MAY 31.
RATED MONEY MARKET (FORMERLY DOMESTIC MONEY MARKET PORTFOLIO) - CLASS I



137.Fiscal years
ended          1986B       1987B       1988B       1989B       1990B      1991B      1992A       1993        1994       1995
August 31

138.Net asset
value,         $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000    $ 1.000    $ 1.000     $ 1.000     $ 1.000    $ 1.000
beginning of period

139.Income
from            .069        .062        .070        .089        .080       .063       .034        .029        .033       .054
Investment Operations
 Net interest income

140.Less Distribu
tions           (.069)      (.062)      (.070)      (.089)      (.080)     (.063)     (.034)      (.029)      (.033)     (.054)
 From net interest income

141.Net asset value,
end             $ 1.000     $ 1.000     $ 1.000     $ 1.000     $ 1.000    $ 1.000    $ 1.000     $ 1.000     $ 1.000    $ 1.000
of period

142.Total
return D         7.07        6.42        7.27        9.26        8.27       6.44       3.44%       2.93        3.34       5.53
                %           %           %           %           %          %                      %           %          %

143.RATIOS AND SUPPLEMENTAL DATA

144.Net assets,
end of         $ 1,300,8   $ 1,231,7   $ 1,035,7   $ 1,273,7   $ 944,78   $ 851,87   $ 765,721   $ 611,410   $ 399,33   $ 300,86
period (000
omitted)       32          68          56          45          2          2                                  3          3

145.Ratio of
expenses to    .42         .42         .42         .42         .42        .42        .42%        .42         .42        .42
average net
assets         %           %           %           %           %          %          c           %           %          %

146.Ratio of net
interest         6.87        6.22        7.00        8.91        8.01       6.38       4.04%       2.89        3.24       5.33
income to average
net            %           %           %           %           %          %          c           %           %          %
assets


A NOVEMBER 1, 1991 TO AUGUST 31, 1992
B YEAR ENDED OCTOBER 31.
C ANNUALIZED
D TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED.
PERFORMANCE
Money market fund performance can be measured as TOTAL RETURN or YIELD. EXPLANATION OF TERMS
TOTAL RETURN is the change in value of an investment in a fund over a given period, assuming reinvestment of any dividends and capital gains. A CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
YIELD refers to the income generated by an investment in a fund over a given period of time, expressed as an annual percentage rate. When a yield assumes that income earned is reinvested, it is called an EFFECTIVE YIELD. A TAX-EQUIVALENT YIELD shows what an investor would have to earn before taxes to equal a tax-free yield.
SEVEN-DAY YIELD illustrates the income earned by an investment in a money market fund over a recent seven-day period. Since money market funds maintain a stable $1.00 share price, current seven-day yields are the most common illustration of money market fund performance.
The funds' recent strategies, performance, and holdings are detailed twice a year in financial reports, which are sent to all shareholders.
For current performance call Fidelity Client Services at 1-800-843-3001.
   THE FUNDS IN DETAIL


CHARTER
EACH FUND IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. Treasury, Government, Domestic, and Money Market are diversified funds of Fidelity Institutional Cash Portfolios, an open-end management investment company organized as a Delaware business trust on May 30, 1993. Treasury Only is a diversified fund of Daily Money Fund, an open-end management investment company organized as a Delaware business trust on September 29, 1993. Tax-Exempt is a diversified fund of Fidelity Institutional Tax-Exempt Cash Portfolios, an open-end management investment company organized as a Delaware business trust on January 29, 1992. Rated Money Market is a diversified fund of Fidelity Money Market Trust, an open-end management investment company organized as a Delaware business trust on December 29, 1994. There is a remote possibility that one fund might become liable for a misstatement in the prospectus about another fund.
EACH FUND IS GOVERNED BY A BOARD OF TRUSTEES which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the funds' activities, review contractual arrangements with companies that provide services to the funds, and review the funds' performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUNDS MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. The transfer agent will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. For shareholders of all funds (other than Rated Money Market), you are entitled to one vote for each share you own. For shareholders of Rated Money Market, the number of votes you are entitled to is based upon the dollar value of your investment.
Separate votes are taken by each class of shares, fund, or trust, if a matter affects just that class of shares, fund, or trust, respectively.
FMR AND ITS AFFILIATES
Fidelity Investments is one of the largest investment management organizations in the United States and has its principal business address at 82 Devonshire Street, Boston, Massachusetts 02109. It includes a number of different subsidiaries and divisions which provide a variety of financial services and products. The funds employ various Fidelity companies to perform activities required for their operation.
The funds are managed by FMR, which handles their business affairs. FMR Texas, Inc. (FMR Texas), located in Irving, Texas, has primary responsibility for providing investment management services.
As of August 31, 1995, FMR advised funds having approximately 22 million shareholder accounts with a total value of more than $328 billion.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
Fidelity Distributors Corporation (FDC) distributes and markets Fidelity's funds and services. Fidelity Investments Institutional Operations Company (FIIOC) performs transfer agent servicing functions for Class I shares of each fund.
FMR Corp. is the ultimate parent company of FMR and FMR Texas. Members of the Edward C. Johnson 3d family are the predominant owners of a class of shares of common stock representing approximately 49% of the voting power of FMR Corp. Under the Investment Company Act of 1940 (the 1940 Act), control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company; therefore, the Johnson family may be deemed under the 1940 Act to form a controlling group with respect to FMR Corp.
UMB Bank, n.a. (UMB) is Tax-Exempt's transfer agent, although it employs FIIOC to perform these functions for Class I of Tax-Exempt. UMB is located at 1010 Grand Avenue, Kansas City, Missouri.
To carry out the funds' transactions, FMR may use its broker-dealer affiliates and other firms that sell fund shares, provided that a fund receives services and commission rates comparable to those of other broker-dealers.
INVESTMENT PRINCIPLES AND RISKS
TREASURY ONLY seeks as high a level of current income as is consistent with the security of principal and liquidity, and to maintain a constant net asset value per share (NAV) of $1.00.
The fund invests only in U.S. Treasury securities, including bills, notes, bonds and other direct obligations of the U.S. Treasury that are guaranteed as to payment of principal and interest by the full faith and credit of the U.S. Government.
The fund will invest in those securities whose interest is specifically exempt from state and local income taxes under federal law; such interest is not exempt from federal income tax.
TREASURY seeks to obtain as high a level of current income as is consistent with the preservation of principal and liquidity within the limitations prescribed for the fund.
Under normal conditions, the fund invests 100% of its total assets in U.S. Treasury bills, notes and bonds and other direct obligations of the U.S. Treasury. The fund may also engage in repurchase agreements backed by those obligations.
GOVERNMENT seeks to obtain as high a level of current income as is consistent with the preservation of principal and liquidity within the limitations prescribed for the fund.
The fund invests in U.S. Government obligations issued or guaranteed as to principal and interest by the U.S. Government, including bills, notes, bonds and other U.S. Treasury debt securities, and instruments issued or guaranteed by U.S. Government instrumentalities or agencies, and repurchase agreements backed by those obligations. The fund currently intends to invest exclusively in these instruments.
DOMESTIC seeks to obtain as high a level of current income as is consistent with the preservation of principal and liquidity within the limitations prescribed for the fund.
The fund invests in U.S. dollar-denominated money market instruments of domestic issuers rated in the highest rating category by at least two nationally recognized rating services, or by one if only one rating service has rated an obligation. The fund may purchase unrated obligations determined to be of equivalent quality pursuant to procedures adopted by the Board of Trustees. Under normal conditions, the fund will invest more than 25% of its total assets in obligations of companies in the financial services industry.
RATED MONEY MARKET seeks to obtain as high a level of current income as is consistent with the preservation of principal and liquidity within the limitations prescribed for the fund.
The fund invests in obligations of the U.S. Government, its agencies and instrumentalities, repurchase agreements backed by those obligations, and other high-quality, U.S. dollar-denominated money market instruments of domestic and foreign issuers rated in the highest rating category by at least two nationally recognized rating services. Under normal conditions, the fund will invest more than 25% of its total assets in obligations of companies in the financial services industry.
MONEY MARKET seeks to obtain as high a level of current income as is consistent with the preservation of principal and liquidity within the limitations prescribed for the fund.
The fund invests in high-quality, U.S. dollar-denominated money market instruments of domestic and foreign issuers rated in the highest rating category by at least two nationally recognized rating services, or by one if only one rating service has rated an obligation. The fund may purchase unrated obligations determined to be of equivalent quality pursuant to procedures adopted by the Board of Trustees. Under normal conditions, the fund will invest more than 25% of its total assets in obligations of companies in the financial services industry.
TAX-EXEMPT seeks as high a level of interest income exempt from federal income tax as is consistent with a portfolio of high-quality, short-term municipal obligations selected on the basis of liquidity and stability of principal.
The fund invests primarily in high-quality, short-term municipal securities, but also may invest in high-quality, long-term fixed, variable, or floating rate instruments (including tender option bonds) whose features give them interest rates, maturities, and prices similar to short-term instruments. Securities in which the fund invests must be rated in the highest rating category for short-term securities by at least one nationally recognized rating service and rated in one of the two highest categories for short-term securities by another nationally recognized rating service if rated by more than one nationally recognized rating service; or, if unrated, judged by FMR to be equivalent quality to those securities rated in the highest short-term rating category, pursuant to procedures adopted by the Board of Trustees. The fund's policy regarding limiting investments to the highest rating category may be changed upon 90 days' prior notice to shareholders.
The fund, under normal conditions, will invest so that at least 80% of its income distributions is exempt from federal income tax. The fund does not currently intend to purchase municipal obligations that are subject to the federal alternative minimum tax.
FMR normally invests the fund's assets according to its investment strategy and does not expect to invest in federally taxable obligations. The fund also reserves the right to hold a substantial amount of uninvested cash or to invest more than normally permitted in federally taxable obligations for temporary, defensive purposes.
COMMON POLICIES
When you sell your shares of the funds, they should be worth the same amount as when you bought them. Of course, there is no guarantee that the funds will maintain a stable $1.00 share price. The funds follow industry-standard guidelines on the quality and maturity of their investments, which are designed to help maintain a stable $1.00 share price. The funds will purchase only high-quality securities that FMR believes present minimal credit risks and will observe maturity restrictions on securities they buy. In general, securities with longer maturities are more vulnerable to price changes, although they may provide higher yields. It is possible that a major change in interest rates or a default on the funds' investments could cause their share prices (and the value of your investment) to change.
The funds earn income at current money market rates. Each fund stresses preservation of capital, liquidity, and income (tax-free income in the case of Tax-Exempt) and does not seek the higher yields or capital appreciation that more aggressive investments may provide. Each fund's yield will vary from day to day, and generally reflects current short-term interest rates and other market conditions. It is important to note that neither the funds nor their yields are guaranteed by the U.S. Government.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which a fund may invest, strategies FMR may employ in pursuit of a fund's investment objective, and a summary of related risks. Any restrictions listed supplement those discussed earlier in this section. A complete listing of each fund's limitations and more detailed information about each fund's investments are contained in the funds' SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques unless it believes that they are consistent with a fund's investment objective and policies and that doing so will help a fund achieve its goal. Current holdings and recent investment strategies are described in each fund's financial reports, which are sent to shareholders twice a year. For a free SAI or financial report, call Fidelity Client Services at 1-800-843-3001.
MONEY MARKET SECURITIES are high-quality, short-term obligations issued by the U.S. Government, corporations, financial institutions, municipalities, local and state governments, and other entities. These obligations may carry fixed, variable, or floating interest rates. Some money market securities employ a trust or other similar structure to modify the maturity, price characteristics, or quality of financial assets so that they are eligible investments for money market funds. A security's credit may be enhanced by a bank, insurance company, or other entity. If the structure does not perform as intended, adverse tax or investment consequences may result.
U.S. GOVERNMENT MONEY MARKET SECURITIES are short-term debt obligations issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. Not all U.S. Government securities are backed by the full faith and credit of the United States. For example, securities issued by the Federal Farm Credit Bank or by the Federal National Mortgage Association are supported by the instrumentality's right to borrow money from the U.S. Treasury under certain circumstances. However, securities issued by the Financing Corporation are supported only by the credit of the entity that issued them.
MUNICIPAL SECURITIES are issued to raise money for a variety of public or private purposes, including general financing for state and local governments, or financing for specific projects or public facilities. They may be issued in anticipation of future revenues, and may be backed by the full taxing power of a municipality, the revenues from a specific project, or the credit of a private organization. The value of some or all municipal securities may be affected by uncertainties in the municipal market related to legislation or litigation involving the taxation of municipal securities or the rights of municipal securities holders. A fund may own a municipal security directly or through a participation interest.
FOREIGN SECURITIES may involve different risks than domestic securities, including risks relating to the political and economic conditions of the foreign country involved, which could affect the payment of principal or interest. Issuers of foreign securities include foreign governments, corporations, and banks.
RESTRICTIONS: Treasury, Government, Domestic, Treasury Only, and Tax-Exempt may not invest in foreign securities. Money Market and Rated Money Market may not invest in foreign securities unless they are denominated in U.S. dollars.
ASSET-BACKED SECURITIES include interests in pools of mortgages, loans, receivables, or other assets. Payment of principal and interest may be largely dependent upon the cash flows generated by the assets backing the securities.
VARIABLE AND FLOATING RATE SECURITIES have interest rates that are periodically adjusted either at specific intervals or whenever a benchmark rate changes. These interest rate adjustments are designed to help stabilize the security's price.
STRIPPED SECURITIES are the separate income or principal components of a debt security. Their risks are similar to those of other money market securities, although they may be more volatile.
REPURCHASE AGREEMENTS. In a repurchase agreement, a fund buys a security at one price and simultaneously agrees to sell it back at a higher price. Delays or losses could result if the other party to the agreement defaults or becomes insolvent.
REVERSE REPURCHASE AGREEMENTS. In a reverse repurchase agreement, a fund temporarily transfers possession of a portfolio instrument to another party in return for cash. This could increase the risk of fluctuation in the fund's yield or in the market value of its assets.
RESTRICTION: Treasury Only, Treasury, and Tax-Exempt do not intend to engage in reverse repurchase agreements.
OTHER MONEY MARKET SECURITIES may include commercial paper, certificates of deposit, bankers' acceptances, and time deposits.
MUNICIPAL LEASE OBLIGATIONS are used by municipalities to acquire land, equipment, or facilities. If the municipality stops making payments or transfers its obligations to a private entity, the obligation could lose value or become taxable.
OTHER MUNICIPAL SECURITIES may include obligations of U.S. territories and possessions such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations.
PUT FEATURES entitle the holder to put (sell back) a security to the issuer or a financial intermediary. In exchange for this benefit, a fund may pay periodic fees or accept a lower interest rate. The credit quality of the investment may be affected by the creditworthiness of the put provider. Demand features, standby commitments, and tender options are types of put features.
PRIVATE ENTITIES may be involved in some municipal securities. For example, industrial revenue bonds are backed by private entities, and resource recovery bonds often involve private corporations. The viability of a project or tax incentives could affect the value and credit quality of these securities.
ILLIQUID AND RESTRICTED SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price. The sale of some illiquid securities, and some other securities, may be subject to legal restrictions. Difficulty in selling securities may result in a loss or may be costly to a fund.
RESTRICTION: A fund may not purchase a security if, as a result, more than 10% of its net assets would be invested in illiquid securities.
WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS are trading practices in which payment and delivery for the securities take place at a future date. The market value of a security could change during this period, which could affect the market value of a fund's assets.
FINANCIAL SERVICES INDUSTRY. Companies in the financial services industry are subject to various risks related to that industry, such as government regulation, changes in interest rates, and exposure on loans, including loans to foreign borrowers. If a fund invests substantially in this industry, its performance may be affected by conditions affecting the industry.
DIVERSIFICATION. Diversifying a fund's investment portfolio can reduce the risks of investing. This may include limiting the amount of money invested in any one issuer or, on a broader scale, in any one industry or type of project. Economic, business, or political changes can affect all securities of a similar type.
RESTRICTIONS: Each fund (other than Treasury, Treasury Only and Tax-Exempt) may not invest more than 5% of its total assets in any one issuer, except that, each fund (other than Treasury, Treasury Only and Tax-Exempt) may invest up to 10% of its total assets in the highest quality securities of a single issuer for up to three business days.
With respect to 75% of its total assets, Tax-Exempt may not purchase a security if, as a result, more than 5% of its total assets would be invested in the securities of a single issuer.
These limitations do not apply to U.S. Government securities.
Tax-Exempt may invest more than 25% of its total assets in tax-free securities that finance similar types of projects.
BORROWING. Each fund may borrow from banks or from other funds advised by FMR, or through reverse repurchase agreements, and may make additional investments while borrowings are outstanding.
RESTRICTIONS: Each of Treasury, Government, Domestic, Money Market, Treasury Only, and Rated Money Market may borrow only for temporary or emergency purposes, or engage in reverse repurchase agreements, but not in an amount exceeding 331/3% of its total assets. Tax-Exempt may borrow only for temporary or emergency purposes, but not in an amount exceeding 331/3% of its total assets.
LENDING. A fund may lend money to other funds advised by FMR.
RESTRICTION: Loans, in the aggregate, may not exceed 331/3% of a fund's total assets.
FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraphs restate all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraphs, can be changed without shareholder approval.
Treasury Only seeks as high a level of current income as is consistent with the security of principal and liquidity, and to maintain a constant NAV of $1.00.
Each of Treasury, Government, Domestic, Money Market, and Rated Money Market seeks to obtain as high a level of current income as is consistent with the preservation of principal and liquidity within the limitations prescribed for the fund.
Tax-Exempt seeks as high a level of interest income exempt from federal income tax as is consistent with a portfolio of high-quality, short-term municipal obligations selected on the basis of liquidity and stability of principal. The fund, under normal conditions, will invest so that at least 80% of its income distributions is exempt from federal income tax.
With respect to 75% of its total assets, Tax-Exempt may not purchase a security if, as a result, more than 5% of its total assets would be invested in the securities of a single issuer.
Each of Treasury, Government, Domestic, Money Market, Treasury Only, and Rated Money Market may borrow only for temporary or emergency purposes, or engage in reverse repurchase agreements, but not in an amount exceeding 331/3% of its total assets. Tax-Exempt may borrow only for temporary or emergency purposes, but not in an amount exceeding 331/3% of its total assets.
Each of Domestic, Money Market, and Rated Money Market will invest more than 25% of its total assets in obligations of companies in the financial services industry.
Loans, in the aggregate, may not exceed 331/3% of a fund's total assets. BREAKDOWN OF EXPENSES
Like all mutual funds, the funds pay fees related to their daily operations. Expenses paid out of each class's assets are reflected in that class's share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
Each fund pays a MANAGEMENT FEE to FMR for managing its investments and business affairs. FMR in turn pays fees to an affiliate who provides assistance with these services. Each fund also pays OTHER EXPENSES, which are explained below.
MANAGEMENT FEE
FMR HAS SUB-ADVISORY AGREEMENTS with FMR Texas, which has primary responsibility for providing investment management for each fund, while FMR retains responsibility for providing the funds with other management services. FMR pays FMR Texas 50% of its management fee (before expense reimbursements) for these services. In the fiscal year ended March 31, 1995 (August 31, 1995 for Rated Money Market), FMR paid FMR Texas the following percentages of each fund's average net assets.
Fund Name            Percentage of
                     Average
                     Net Assets

Treasury             0.10%

Government           0.10%

Domestic             0.10%

Money Market         0.10%

Tax-Exempt           0.10%

Treasury Only        0.21%

Rated Money Market   0.21%

OTHER EXPENSES
While the management fee is a significant component of each fund's annual operating costs, the funds have other expenses as well.
FIIOC performs transfer agency, dividend disbursing and shareholder servicing functions for Class I shares of each of Treasury, Government, Domestic, Money Market, Treasury Only, and Rated Money Market (the Taxable Funds). Fidelity Service Co. (FSC) calculates the NAV and dividends for Class I of each Taxable Fund, and maintains the general accounting records for Class I of each Taxable Fund. These expenses are paid by FMR on behalf of Rated Money Market and Treasury Only pursuant to its management contract. In the fiscal year ended March 31, 1995, the following fees were paid to FIIOC and FSC:
Fund Name      Percentage of    Percentage of
               Class I's        the Fund's
               Average Net      Average Net
               Assets           Assets Paid to
               Paid to FIIOC    FSC

Treasury       0.03%            0.01%

Government     0.01%            0.01%

Domestic       0.03%            0.01%

Money Market   0.01%            0.01%

UMB has entered into sub-arrangements pursuant to which FIIOC performs transfer agency, dividend disbursing and shareholder services for Class I of Tax-Exempt. UMB has entered into sub-arrangements pursuant to which FSC calculates the NAV and dividends for Class I of Tax-Exempt and maintains Tax-Exempt's general accounting records. All of the fees are paid to FIIOC and FSC by UMB, which is reimbursed by Class I or the fund, as appropriate, for such payments.
In the fiscal year ended March 31, 1995, fees paid by UMB to FIIOC on behalf of Class I of Tax-Exempt amounted to 0.02% of Class I's average net assets, and fees paid by UMB to FSC on behalf of Tax-Exempt amounted to 0.01% of its average net assets.
Class I of each fund has adopted a DISTRIBUTION AND SERVICE PLAN. Each plan recognizes that FMR may use its resources, including management fees, to pay expenses associated with the sale of Class I shares. This may include reimbursing FDC for payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the funds' Class I shares. The Board of Trustees of each fund has not authorized such payments.
Each fund, other than Rated Money Market and Treasury Only, also pays other expenses, such as legal, audit, and custodian fees; in some instances, proxy solicitation costs; and the compensation of trustees who are not affiliated with Fidelity. Rated Money Market and Treasury Only also pay other expenses such as brokerage fees and commissions, interest on borrowings (only Treasury Only), taxes, and the compensation of trustees who are not affiliated with Fidelity.
YOUR ACCOUNT


HOW TO BUY SHARES
If you are investing through a securities dealer, financial or other institution (Financial Institution), contact that Financial Institution directly. Certain features of a fund may be modified when it is made available through a program of services offered by a Financial Institution, and administrative charges (in addition to payments the Financial Institution may receive pursuant to the Distribution and Service Plan) may be imposed for the services rendered. In particular, a broker may charge transaction fees with respect to the purchase and sale of fund shares. It is the responsibility of your Financial Institution to submit purchases and redemptions in order for you to receive the next determined NAV.
EACH CLASS'S SHARE PRICE, called NAV, is calculated every business day. The funds are managed to keep share prices stable at $1.00. Class I shares are sold without a sales charge.
Shares are purchased at the next NAV calculated after your order is received and accepted by the transfer agent. NAV is normally calculated at 12:00 p.m. Eastern time for Tax-Exempt and Treasury Only; 3:00 p.m. Eastern time for Government, Domestic, and Money Market; 3:00 p.m. and 4:00 p.m. Eastern time for Rated Money Market; and 3:00 p.m. and 5:00 p.m. Eastern time for Treasury.
Share certificates are not available for the funds.
IF YOU ARE NEW TO FIDELITY, an initial investment must be preceded or accompanied by a completed, signed application, which should be forwarded to:
 Fidelity Client Services
 c/o Fidelity Institutional Money Market Funds
 FIIOC
 P.O. Box 1182
 Boston, MA 02103-1182
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Place a purchase order and wire money into your account, or
(small solid bullet) Open an account by exchanging from the same class of any fund that is offered through this prospectus.
INVESTMENTS IN THE FUNDS MUST BE MADE USING THE FEDERAL RESERVE WIRE SYSTEM. Checks will not be accepted as a means of investment.
BY WIRE. For wiring information and instructions, you should call the Financial Institution through which you trade or if you trade directly through Fidelity, call Fidelity Client Services. There is no fee imposed by the funds for wire purchases. However, if you buy shares through a Financial Institution, the Financial Institution may impose a fee for wire purchases.
Fidelity Client Services:
Nationwide 1-800-843-3001
In order to receive same-day acceptance of your investment, you must call Fidelity Client Services and place your order between 8:30 a.m. and 12:00 p.m. Eastern time for Tax-Exempt and Treasury Only; 8:30 a.m. and 3:00 p.m. Eastern time for Government, Domestic and Money Market; 8:30 a.m. and 4:00 p.m. Eastern time for Rated Money Market; and 8:30 a.m. and 5:00 p.m. Eastern time for Treasury, on days the funds are open for business.
If Fidelity Client Services is not advised of your purchase prior to the stated cutoff time, your purchase will not be accepted by the transfer agent. All wires must be received by the transfer agent in good order at the applicable fund's designated wire bank before the close of the Federal Reserve Wire System on that day.
In order to purchase shares of Treasury after 3:00 p.m. Eastern time, you must contact Fidelity Client Services one week in advance to make late-trading arrangements. In order to receive same-day acceptance of your purchase order for Treasury after 3:00 p.m. Eastern time, you must call Fidelity Client Services as early in the day as possible. Wired money for purchase orders for Treasury placed after 3:00 p.m. Eastern time that is not properly identified with a wire reference number will be returned to the bank from which it was wired and will not be credited to your account. You are advised to wire funds as early in the day as possible, and to provide advance notice to Fidelity Client Services for purchases over $10 million ($5 million for Treasury Only).
You will earn dividends on the day of your investment, provided (i) you telephone Fidelity Client Services and place your trade between 8:30 a.m. and 12:00 p.m. Eastern time for Tax-Exempt and Treasury Only; 8:30 a.m. and 3:00 p.m. Eastern time for Government, Domestic, Money Market, and Rated Money Market; and 8:30 a.m. and 5:00 p.m. Eastern time for Treasury, on days the funds are open for business, and (ii) the fund's designated wire bank receives the wire before the close of the Federal Reserve Wire System on the day your purchase order is accepted by the transfer agent.
MINIMUM INVESTMENTS
TO OPEN AN ACCOUNT $1,000,000*
MINIMUM BALANCE $1,000,000
* THE MINIMUM INITIAL INVESTMENT OF $1 MILLION MAY BE WAIVED IF YOUR AGGREGATE BALANCE IN THE FIDELITY INSTITUTIONAL MONEY MARKET FUNDS IS GREATER THAN $10 MILLION. PLEASE CONTACT FIDELITY CLIENT SERVICES FOR MORE INFORMATION REGARDING THIS WAIVER.
HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next NAV calculated after your order is received and accepted by the transfer agent. NAV is normally calculated at 12:00 p.m. Eastern time for Tax-Exempt and Treasury Only; 3:00 p.m. Eastern time for Government, Domestic, and Money Market; 3:00 p.m. and 4:00 p.m. Eastern time for Rated Money Market; and 3:00 p.m. and 5:00 p.m. Eastern time for Treasury.
BY TELEPHONE. Redemption requests may be made by calling Fidelity Client Services at the phone number listed on page .
You must designate on your account application the U.S. commercial bank account(s) into which you wish the redemption proceeds to be deposited. Fidelity Client Services will then notify you that this feature has been activated and that you may request wire redemptions.
You may change the bank account(s) designated to receive redemption proceeds at any time prior to making a redemption request. You should send a letter of instruction, including a signature guarantee, to Fidelity Client Services at the address shown on page .
You should be able to obtain a signature guarantee from a bank, broker, dealer, credit union (if authorized under state law), securities exchange or association, clearing agency, or savings association. A notary public cannot provide a signature guarantee.
There is no fee imposed by the funds for wiring of redemption proceeds. However, if you buy shares through a Financial Institution, the Financial Institution may impose a fee for wire redemptions.
Redemption proceeds will be wired via the Federal Reserve Wire System to your bank account of record. If your redemption request is received by telephone between 8:30 a.m. and 12:00 p.m. Eastern time for Tax-Exempt and Treasury Only; 8:30 a.m. and 3:00 p.m. Eastern time for Government, Domestic, Money Market, and Rated Money Market; and 8:30 a.m. and 5:00 p.m. Eastern time for Treasury, redemption proceeds will normally be wired on the same day your redemption request is received by the transfer agent.
A fund reserves the right to take up to seven days to pay you if making immediate payment would adversely affect the fund.
In order to redeem shares of Treasury after 3:00 p.m. Eastern time, you must contact Fidelity Client Services one week in advance to make late trading arrangements.
You are advised to place your trades as early in the day as possible. INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account. INFORMATION SERVICES
STATEMENTS AND REPORTS that the transfer agent sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except a reinvestment, that affects your account balance or your account registration)
(small solid bullet) Account statements (monthly)
(small solid bullet) Financial reports (every six months)
To reduce expenses, only one copy of most financial reports will be mailed, even if you have more than one account in a fund. Call Fidelity Client Services at 1-800-843-3001 if you need additional copies of financial reports or historical account information.
SUB-ACCOUNTING AND SPECIAL SERVICES. Special processing has been arranged with FIIOC for institutions that wish to open multiple accounts (a master account and sub-accounts). You may be required to enter into a separate agreement with FIIOC. Charges for these services, if any, will be determined based on the level of services to be rendered.
SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
Each fund distributes substantially all of its net investment income and capital gains, if any, to shareholders each year. Income dividends are declared daily and paid monthly.
Income dividends declared are accrued daily throughout the month and are normally distributed on the first business day of the following month. Based on prior approval of each fund, dividends relating to Class I shares redeemed during the month can be distributed on the day of redemption. Each fund reserves the right to limit this service.
DISTRIBUTION OPTIONS
When you open an account, specify on your account application how you want to receive your distributions. The funds offer two options:
1. REINVESTMENT OPTION. Your dividend and capital gain distributions, if any, will be automatically reinvested in additional shares of the same class of the fund. If you do not indicate a choice on your application, you will be assigned this option.
2. CASH OPTION. You will be sent a wire for your dividend and capital gain distributions, if any.
Dividends will be reinvested at each fund's Class I NAV on the last day of the month. Capital gain distributions, if any, will be reinvested at the NAV as of the record date of the distribution.
TAXES
As with any investment, you should consider how an investment in the funds could affect you. Below are some of the funds' tax implications.
TAXES ON DISTRIBUTIONS. Interest income that Tax-Exempt earns is distributed to shareholders as income dividends. Interest that is federally tax-free remains tax-free when it is distributed. Distributions from the Taxable Funds, however, are subject to federal income tax and may also be subject to state or local taxes. If you live outside the United States, your distributions from these funds could also be taxed by the country in which you reside.
For federal tax purposes, the income and short-term capital gain distributions from each of Treasury, Government, Domestic, Money Market, Treasury Only, and Rated Money Market are taxed as dividends; long-term capital gain distributions, if any, are taxed as long-term capital gains. However, for shareholders of Tax-Exempt, gain on the sale of tax-free bonds results in taxable distributions. Short-term capital gains and a portion of the gain on bonds purchased at a discount are taxed as dividends; long-term capital gain distributions, if any, are taxed as long-term capital gains. Mutual fund dividends from U.S. Government securities are generally free from state and local income taxes. However, particular states may limit this benefit, and some types of securities, such as repurchase agreements and some agency-backed securities, may not qualify for the benefit. Ginnie mae securities and other mortgage-backed securities are notable exceptions in most states. In addition, some states may impose intangible property taxes. You should consult your own tax adviser for details and up-to-date information on the tax laws in your state.
During the fiscal year ended March 31, 1995, 27% of Treasury's, 20% of Government's, 100% of Treasury Only's, 2% of Domestic's, and 1% of Money Market's income distributions were derived from interest on U.S. Government securities which is generally exempt from state income tax. During the fiscal year ended August 31, 1995, 4% of Rated Money Market's income distributions was derived from interest on U.S. Government securities which is generally exempt from state income tax.
Distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31.
Every January, the transfer agent will send you and the IRS a statement showing the taxable distributions paid to you in the previous year.
A portion of Tax-Exempt's dividends may be free from state or local taxes. Income from investments in your state are often tax-free to you. Each year, the transfer agent will send you a breakdown of Tax-Exempt's income from each state to help you calculate your taxes.
During the fiscal year ended March 31, 1995, 100% of Tax-Exempt's income dividends was free from federal income tax.
There are tax requirements that all funds must follow in order to avoid federal taxation. In its effort to adhere to these requirements, a fund may have to limit its investment activity in some types of instruments. TRANSACTION DETAILS
EACH FUND IS OPEN FOR BUSINESS and its NAV is normally calculated each day that both the Federal Reserve Bank of New York (New York Fed) (for all Taxable Funds) or the Federal Reserve Bank of Kansas City (Kansas City Fed) (for Tax-Exempt) and the New York Stock Exchange (NYSE) are open. The following holiday closings have been scheduled for 1996: New Year's Day, Martin Luther King 's Birthday, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Thanksgiving Day, and Christmas Day. Although FMR expects the same holiday schedule to be observed in the future, the Kansas City Fed, the New York Fed, or the NYSE may modify its holiday schedule at any time. On any day that the Kansas City Fed, the New York Fed, or the NYSE closes early, the principal government securities markets close early (such as on days in advance of holidays generally observed by participants in such markets), or as permitted by the SEC, the right is reserved to advance the time on that day by which purchase and redemption orders must be received.
To the extent that portfolio securities are traded in other markets on days when the Kansas City Fed, the New York Fed, or the NYSE is closed, each fund's NAV may be affected on days when investors do not have access to the fund to purchase or redeem shares. Certain Fidelity funds may follow different holiday closing schedules.
A CLASS'S NAV is the value of a single share. The NAV of Class I of each fund is computed by adding Class I's pro rata share of the value of the fund's investments, cash, and other assets, subtracting Class I's pro rata share of the value of the fund's liabilities, subtracting the liabilities allocated to Class I, and dividing the result by the number of Class I shares of that fund that are outstanding. Each fund values its portfolio securities on the basis of amortized cost. This method minimizes the effect of changes in a security's market value and helps each fund maintain a stable $1.00 share price.
THE OFFERING PRICE (price to buy one share) and REDEMPTION PRICE (price to sell one share) of Class I are its NAV.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your social security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require a fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity and the transfer agent may only be liable for losses resulting from unauthorized transactions if they do not follow reasonable procedures designed to verify the identity of the caller. Fidelity and the transfer agent will request personalized security codes or other information, and may also record calls. You should verify the accuracy of the confirmation statements immediately after receipt. If you do not want the ability to redeem and exchange by telephone, call the transfer agent for instructions. Additional documentation may be required from corporations, associations and certain fiduciaries.
EACH FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. Each fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of a fund.
TO ALLOW FMR TO MANAGE THE FUNDS MOST EFFECTIVELY, you are urged to initiate all trades as early in the day as possible and to notify Fidelity Client Services in advance of transactions in excess of $10 million ($5 million for Treasury Only.)
WHEN YOU PLACE AN ORDER TO BUY SHARES, your shares will be purchased at the next NAV calculated after your order is received and accepted by the transfer agent. Note the following:
(small solid bullet) All of your purchases must be made by federal funds wire; checks will not be accepted for purchases.
(small solid bullet) If your wire is not received by the close of the Federal Reserve Wire System, you could be liable for any losses or fees a fund or the transfer agent has incurred or for interest and penalties.
Net interest income for dividend purposes is determined by FSC on a daily basis and shall be payable to shareholders of record at the time of its declaration (including, for this purpose, holders of Class I shares purchased, but excluding holders of shares redeemed, on that day).
The income declared for Treasury is based on estimates of net interest income for the fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.
Shareholders of record as of 12:00 p.m. Eastern time for Tax-Exempt and Treasury Only; 3:00 p.m. Eastern time for Government, Domestic, Money Market, and Rated Money Market; and 5:00 p.m. Eastern time for Treasury, will be entitled to dividends declared that day.
Shares of Rated Money Market purchased between 3:00 p.m. and 4:00 p.m. Eastern time begin to earn income dividends on the following business day. WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your order is received and accepted by the transfer agent. Note the following:
(small solid bullet) Shares of Rated Money Market redeemed before 3:00 p.m. Eastern time do not receive the dividend declared on the day of redemption; shares of Rated Money Market redeemed between 3:00 p.m. and 4:00 p.m. Eastern time do receive the dividends declared on the day of redemption. (small solid bullet) Shares of Treasury, Government, Domestic, Money Market, Treasury Only, and Tax-Exempt do not receive the dividend declared on the day of redemption.
(small solid bullet) A fund may withhold redemption proceeds until it is reasonably assured that investments credited to your account have been received and collected.
When the NYSE, the Kansas City Fed, or the New York Fed is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closings, or under any emergency circumstances as determined by the SEC to merit such action, a fund may suspend redemption or postpone payment dates. In cases of suspension of the right of redemption, the request for redemption may either be withdrawn or payment may be made based on the NAV next determined after the termination of the suspension.
IF YOUR ACCOUNT BALANCE FALLS BELOW $1,000,000 due to redemption, the account may be closed and the proceeds may be wired to your bank account of record. You will be given 30 days' notice that your account will be closed unless it is increased to the minimum.
THE TRANSFER AGENT MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
EXCHANGE RESTRICTIONS
As a shareholder you have the privilege of exchanging Class I shares of any fund offered through this prospectus at no charge for Class I shares of any other fund offered through this prospectus.
An exchange involves the redemption of all or a portion of the shares of one fund and the purchase of shares of another fund.
BY TELEPHONE. Exchanges may be requested on any day a fund is open for business by calling Fidelity Client Services at the number listed on page between 8:30 a.m. and 12:00 p.m. Eastern time for Tax-Exempt and Treasury Only; 8:30 a.m. and 3:00 p.m. Eastern time for Government, Domestic, Money Market, and Rated Money Market; and 8:30 a.m. and 5:00 p.m. Eastern time for Treasury.
BY MAIL. You may exchange shares on any business day by submitting written instructions with an authorized signature which is on file for that account. Written requests for exchanges should contain the fund name, account number, the number of shares to be redeemed, and the name of the fund to be purchased. Written requests for exchange should be mailed to Fidelity Client Services at the address on page .
WHEN YOU PLACE AN ORDER TO EXCHANGE SHARES, Class I shares will be redeemed at the next determined NAV after your order is received and accepted by the transfer agent. Shares of the fund to be acquired will be purchased at its next determined NAV after redemption proceeds are made available. You should note that, under certain circumstances, a fund may take up to seven days to make redemption proceeds available for the exchange purchase of shares of another fund. In addition, please note the following:
(small solid bullet) Exchanges will not be permitted until a completed and signed account application is on file.
(small solid bullet) The fund you are exchanging into must be registered for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) You will earn dividends in the acquired fund in accordance with the fund's customary policy, normally on the day the exchange request is received.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Each fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if a fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a fund.
Although the funds will attempt to give you prior notice whenever they are reasonably able to do so, they may impose these restrictions at any time. The funds reserve the right to terminate or modify the exchange privilege in the future.
No dealer, sales representative or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus and in the related SAI, in connection with the offer contained in this Prospectus. If given or made, such other information or representations must not be relied upon as having been authorized by the funds or FDC. This Prospectus and the related SAI do not constitute an offer by the funds or by FDC to sell or to buy shares of the funds to any person to whom it is unlawful to make such offer.

SUPPLEMENT TO THE
FIDELITY INSTITUTIONAL MONEY MARKET FUNDS - CLASS I PROSPECTUS
DATED NOVEMBER 1, 1995
THE FOLLOWING INFORMATION REPLACES THE "LENDING" PARAGRAPHS IN THE "SECURITIES AND INVESTMENT PRACTICES" SECTION OF THE PROSPECTUS, ON PAGE 16.
LENDING. A fund may lend money to other funds advised by FMR. RESTRICTIONS. Loans, in the aggregate, may not exceed 331/3% of a fund's total assets. Treasury Only, Treasury, Government, and Tax-Exempt do not intend to engage in lending.
ON DECEMBER 14, 1995, THE BOARD OF TRUSTEES APPROVED NEW TIMES AT WHICH THE NET ASSET VALUE PER SHARE (NAV) FOR EACH OF TREASURY ONLY, GOVERNMENT, DOMESTIC, AND RATED MONEY MARKET IS CALCULATED. THE BOARD ALSO APPROVED EXTENDED TRADING DEADLINES FOR THOSE FUNDS. TREASURY ONLY'S NAV WILL BE CALCULATED AT 2:00 P.M. EASTERN TIME, AND THE FUND'S TRADING DEADLINE WILL BE EXTENDED TO 2:00 P.M. EASTERN TIME. THE NAV FOR EACH OF GOVERNMENT, DOMESTIC, AND RATED MONEY MARKET WILL BE CALCULATED AT BOTH 3:00 P.M. AND 5:00 P.M. EASTERN TIME, AND EACH FUND'S TRADING DEADLINE WILL BE EXTENDED TO 5:00 P.M. EASTERN TIME. THE ABOVE CHANGES WILL TAKE EFFECT ON OR ABOUT MARCH 18, 1996.
PLEASE NOTE: THE NEXT SEVEN CHANGES AFFECT THE "YOUR ACCOUNT" SECTION OF THE PROSPECTUS, BEGINNING ON PAGE 19.
THE FOLLOWING INFORMATION REPLACES THE THIRD PARAGRAPH IN THE "HOW TO BUY SHARES" SECTION, ON PAGE 19.
Shares are purchased at the next NAV calculated after your order is received and accepted by the transfer agent. NAV is normally calculated at 12:00 p.m. Eastern time for Tax-Exempt; 2:00 p.m. Eastern time for Treasury Only; 3:00 p.m. Eastern time for Money Market; and 3:00 p.m. and 5:00 p.m. Eastern time for Treasury, Government, Domestic, and Rated Money Market. THE FOLLOWING INFORMATION REPLACES THE THIRD PARAGRAPH UNDER THE SUB-HEADING "BY WIRE" IN THE "HOW TO BUY SHARES" SECTION, ON PAGE 19.
In order to receive same-day acceptance of your investment, you must call Fidelity Client Services and place your order between 8:30 a.m. and 12:00 p.m. Eastern time for Tax-Exempt; 8:30 a.m. and 2:00 p.m. Eastern time for Treasury Only; 8:30 a.m. and 3:00 p.m. Eastern time for Money Market; and 8:30 a.m. and 5:00 p.m. Eastern time for Treasury, Government, Domestic, and Rated Money Market, on days the funds are open for business.
THE FOLLOWING INFORMATION REPLACES THE FIFTH PARAGRAPH UNDER THE SUB-HEADING "BY WIRE" IN THE "HOW TO BUY SHARES" SECTION, ON PAGE 19.
In order to purchase shares of Treasury, Government, Domestic, and Rated Money Market after 3:00 p.m. Eastern time, you must contact Fidelity Client Services one week in advance to make late-trading arrangements. In order to receive same-day acceptance of your purchase order for Treasury, Government, Domestic, and Rated Money Market after 3:00 p.m. Eastern time, you must call Fidelity Client Services as early in the day as possible. Wired money for purchase orders for Treasury, Government, Domestic, and Rated Money Market placed after 3:00 p.m. Eastern time that is not properly identified with a wire reference number will be returned to the bank from which it was wired and will not be credited to your account.
THE FOLLOWING INFORMATION REPLACES THE SEVENTH PARAGRAPH UNDER THE SUB-HEADING "BY WIRE" IN THE "HOW TO BUY SHARES" SECTION, BEGINNING ON PAGE 19.
You will earn dividends on the day of your investment, provided (i) you telephone Fidelity Client Services and place your trade between 8:30 a.m. and 12:00 p.m. Eastern time for Tax-Exempt; 8:30 a.m. and 2:00 p.m. Eastern time for Treasury Only; 8:30 a.m. and 3:00 p.m. Eastern time for Money Market; and 8:30 a.m. and 5:00 p.m. Eastern time for Treasury, Government, Domestic, and Rated Money Market, on days the funds are open for business, and (ii) the fund's designated wire bank receives the wire before the close of the Federal Reserve Wire System on the day your purchase order is accepted by the transfer agent.
THE FOLLOWING INFORMATION REPLACES THE FIRST PARAGRAPH IN THE "HOW TO SELL SHARES" SECTION, ON PAGE 20.
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next NAV calculated after your order is received and accepted by the transfer agent. NAV is normally calculated at 12:00 p.m. Eastern time for Tax-Exempt; 2:00 p.m. Eastern time for Treasury Only; 3:00 p.m. Eastern time for Money Market; and 3:00 p.m. and 5:00 p.m. Eastern time for Treasury, Government, Domestic, and Rated Money Market.
THE FOLLOWING INFORMATION REPLACES THE SIXTH PARAGRAPH UNDER THE SUB-HEADING "BY TELEPHONE" IN THE "HOW TO SELL SHARES" SECTION, ON PAGE 20. Redemption proceeds will be wired via the Federal Reserve Wire System to your bank account of record. If your redemption request is received by telephone between 8:30 a.m. and 12:00 p.m. Eastern time for Tax-Exempt; 8:30 a.m. and 2:00 p.m. Eastern time for Treasury Only; 8:30 a.m. and 3:00 p.m. Eastern time for Money Market; and 8:30 a.m. and 5:00 p.m. Eastern time for Treasury, Government, Domestic, and Rated Money Market, redemption proceeds will normally be wired on the same day your redemption request is received by the transfer agent.
THE FOLLOWING INFORMATION REPLACES THE EIGHTH PARAGRAPH UNDER THE SUB-HEADING "BY TELEPHONE" IN THE "HOW TO SELL SHARES" SECTION, ON PAGE 20. In order to redeem shares of Treasury, Government, Domestic, and Rated Money Market after 3:00 p.m. Eastern time, you must contact Fidelity Client Services one week in advance to make late-trading arrangements.
PLEASE NOTE: THE NEXT SIX CHANGES AFFECT THE "SHAREHOLDER AND ACCOUNT POLICIES" SECTION OF THE PROSPECTUS, BEGINNING ON PAGE 22.
THE FOLLOWING INFORMATION REPLACES THE FIFTH PARAGRAPH UNDER THE SUB-HEADING "WHEN YOU PLACE AN ORDER TO BUY SHARES" IN THE "TRANSACTION DETAILS" SECTION, BEGINNING ON PAGE 23.
The income declared for each of Treasury, Government, Domestic, and Rated Money Market is based on estimates of net interest income for the fund. Actual income may differ from estimates, and differences, if any, will be included in the calculation of subsequent dividends.
THE FOLLOWING INFORMATION REPLACES THE SIXTH PARAGRAPH UNDER THE SUB-HEADING "WHEN YOU PLACE AN ORDER TO BUY SHARES" IN THE "TRANSACTION DETAILS" SECTION, BEGINNING ON PAGE 23.
Shareholders of record as of 12:00 p.m. Eastern time for Tax-Exempt; 2:00 p.m. Eastern time for Treasury Only; 3:00 p.m. Eastern time for Money Market; and 5:00 p.m. Eastern time for Treasury, Government, Domestic, and Rated Money Market, will be entitled to dividends declared that day.
THE SEVENTH PARAGRAPH UNDER THE SUB-HEADING "WHEN YOU PLACE AN ORDER TO BUY SHARES" IN THE "TRANSACTION DETAILS" SECTION BEGINNING ON PAGE 23 IS DELETED.
THE FIRST BULLET UNDER THE SUB-HEADING "WHEN YOU PLACE AN ORDER TO SELL SHARES" IN THE "TRANSACTION DETAILS" SECTION ON PAGE 24 IS DELETED.
THE FOLLOWING INFORMATION REPLACES THE SECOND BULLET UNDER THE SUB-HEADING "WHEN YOU PLACE AN ORDER TO SELL SHARES" IN THE "TRANSACTION DETAILS" SECTION, ON PAGE 24.
(small solid bullet) Shares of each fund do not receive the dividend declared on the day of redemption.
THE FOLLOWING INFORMATION REPLACES THE THIRD PARAGRAPH IN THE "EXCHANGE RESTRICTIONS" SECTION, ON PAGE 24.
BY TELEPHONE. Exchanges may be requested on any day a fund is open for business by calling Fidelity Client Services at the number listed on page 19 between 8:30 a.m. and 12:00 p.m. Eastern time for Tax-Exempt; 8:30 a.m. and 2:00 p.m. Eastern time for Treasury Only; 8:30 a.m. and 3:00 p.m. Eastern time for Money Market; and 8:30 a.m. and 5:00 p.m. Eastern time for Treasury, Government, Domestic, and Rated Money Market.
 (PAGE 2 OF 2)
TREASURY
(A series of Fidelity Institutional Cash Portfolios)
STATE AND LOCAL ASSET MANAGEMENT SERIES:
GOVERNMENT MONEY MARKET PORTFOLIO
(A series of Fidelity Institutional Investors Trust)
FORM N-14
STATEMENT OF ADDITIONAL INFORMATION
May 1, 1996

This Statement of Additional Information, relates to the proposed reorganization whereby Treasury, a series of Fidelity Institutional Cash Portfolios, would acquire substantially all of the assets of State and Local Asset Management Series: Government Money Market Portfolio (SLAM), a series of Fidelity Institutional Investors Trust, and assume all of SLAM's liabilities in exchange solely for Class I Shares of beneficial interest in Treasury.
This Statement of Additional Information consists of this cover page and the following described documents, each of which is attached hereto and incorporated herein by reference:
(small solid bullet) The Statement of Additional Information of Treasury Class I dated November 1, 1995.
(small solid bullet) The Prospectus for SLAM, dated January 19, 1996, which includes the Annual Report for the fiscal year ended November 30, 1995. (small solid bullet) The Statement of Additional Information for SLAM, dated January 19, 1996.
(small solid bullet) The Annual Report of Treasury Class I for the fiscal year ended March 31, 1995.
(small solid bullet) The Semiannual Report of Treasury Class I for the period ended September 30, 1995.
This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated May 1, 1996, relating to the above-referenced matter may be obtained from Fidelity Client Services Government Team, 82 Devonshire Street, Boston, Massachusetts, 02109. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy Statement and Prospectus.
The date of this Statement of Additional Information is May 1, 1996.


FIDELITY INSTITUTIONAL MONEY MARKET FUNDS: CLASS I
FIDELITY INSTITUTIONAL CASH PORTFOLIOS:
Domestic, Government, Money Market, Treasury
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS:
Tax-Exempt
DAILY MONEY FUND:
Treasury Only
FIDELITY MONEY MARKET TRUST:
Rated Money Market
STATEMENT OF ADDITIONAL INFORMATION
NOVEMBER 1, 1995
This Statement of Additional Information (SAI) is not a prospectus but should be read in conjunction with the funds' current Prospectus (dated November 1, 1995). Please retain this document for future reference. The funds' financial statements and financial highlights, included in the Annual Report, for the fiscal year ended March 31, 1995 (August 31, 1995 for Rated Money Market), are incorporated herein by reference. To obtain an additional copy of the Prospectus or the Annual Report, please call Fidelity Distributors Corporation at 1-800-544-8888.
TABLE OF CONTENTS   PAGE

Investment Policies and Limitations

Portfolio Transactions

Valuation

Performance

Additional Purchase, Exchange and Redemption Information

Distributions and Taxes

FMR

Trustees and Officers

Management Contracts

Contracts with FMR Affiliates

Distribution and Service Plans

Description of the Trusts

Financial Statements

Appendix

INVESTMENT ADVISER
Fidelity Management & Research Company (FMR)
SUB-ADVISER
FMR Texas Inc. (FMR Texas)
DISTRIBUTOR
Fidelity Distributors Corporation (FDC)
TRANSFER AGENT FOR TAXABLE FUNDS
Fidelity Investments Institutional Operations Company (FIIOC)
TRANSFER AGENT FOR TAX-EXEMPT
UMB Bank, n.a. (UMB)
IMMI-ptb-1195
INVESTMENT POLICIES AND LIMITATIONS
The following policies and limitations supplement those set forth in the prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of a fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation shall be determined immediately after and as a result of a fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with each fund's investment policies and limitations.
Each fund's fundamental investment policies and limitations may not be changed without approval by a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940 (1940 Act)) of each fund. However, except for the fundamental investment limitations set forth below, the investment policies and limitations described in this SAI are not fundamental, and may be changed without shareholder approval. INVESTMENT LIMITATIONS OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: TREASURY THE FOLLOWING ARE TREASURY'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) purchase the securities of any issuer (other than obligations issued or guaranteed as to principal and interest by the government of the United States, its agencies or instrumentalities) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, provided, however, that with respect to 25% of its total assets, 10% of its assets may be invested in the securities of an issuer;
(2) issue senior securities, except as permitted under the 1940 Act;
(3) borrow money, except that the fund may (i) borrow money for temporary or emergency purposes (not for leveraging or investment) and (ii) engage in reverse repurchase agreements for any purpose; provided that (i) and (ii) in combination do not exceed 33 1/3% of the value of the fund's total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(4) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(5) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry;
(6) buy or sell real estate;
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements;
(8) invest in oil, gas, or other mineral exploration or development programs; or
(9) invest in companies for the purpose of exercising control or management.
(10) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL, AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(ii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iii) The fund may borrow money only from a bank or from a registered investment company or fund for which FMR or an affiliate serves as investment adviser. The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(iv) The fund does not currently intend to purchase or sell futures contracts or call options. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options or futures contracts.
(v) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.
(vi) The fund does not currently intend to make loans, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(vii) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the NYSE or the AMEX or traded on the NASDAQ National Market System.
(viii) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the Trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities.
(ix) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(x) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company managed by FMR or an affiliate or successor with substantially the same fundamental investment objective, policies, and limitations as the fund.
Treasury, under normal conditions, invests 100% of its total assets in U.S. Treasury bills, notes and bonds and other direct obligations of the U.S. Treasury. The fund may also engage in repurchase agreements backed by those obligations. These operating policies may be changed upon 90 days' notice to shareholders.
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
INVESTMENT LIMITATIONS OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS:
GOVERNMENT
THE FOLLOWING ARE GOVERNMENT'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) purchase the securities of any issuer (other than obligations issued or guaranteed as to principal and interest by the government of the United States, its agencies or instrumentalities) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, provided, however, that with respect to 25% of its total assets, 10% of its assets may be invested in the securities of an issuer;
(2) issue senior securities, except as permitted under the 1940 Act;
(3) borrow money, except that the fund may (i) borrow money for temporary or emergency purposes (not for leveraging or investment) and (ii) engage in reverse repurchase agreements for any purpose; provided that (i) and (ii) in combination do not exceed 33 1/3% of the value of the fund's total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(4) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(5) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry;
(6) buy or sell real estate;
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements;
(8) invest in oil, gas, or other mineral exploration or development programs; or
(9) invest in companies for the purpose of exercising control or management.
(10) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL, AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) The fund does not currently intend to purchase a security (other than a security issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 5% of its total assets would be invested in the securities of a single issuer; provided that the fund may invest up to 10% of its total assets in the first tier securities of a single issuer for up to three business days.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or fund for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party. The fund will not purchase any security while borrowings (excluding reverse repurchase agreements) representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to purchase or sell futures contracts or call options. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options or futures contracts.
(vii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.
(viii) The fund does not currently intend to make loans, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(ix) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the NYSE or the AMEX or traded on the NASDAQ National Market System.
(x) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(xi) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the Trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuers together own more than 5% of such issuer's securities.
(xii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company managed by FMR or an affiliate or successor with substantially the same fundamental investment objective, policies, and limitations as the fund.
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
INVESTMENT LIMITATIONS OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC THE FOLLOWING ARE DOMESTIC'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) purchase the securities of any issuer (other than obligations issued or guaranteed as to principal and interest by the government of the United States, its agencies or instrumentalities) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, provided, however, that with respect to 25% of its total assets, 10% of its assets may be invested in the securities of an issuer;
(2) issue senior securities, except as permitted under the 1940 Act;
(3) borrow money, except that the fund may (i) borrow money for temporary or emergency purposes (not for leveraging or investment) and (ii) engage in reverse repurchase agreements for any purpose; provided that (i) and (ii) in combination do not exceed 33 1/3% of the value of the fund's total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(4) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 Act in the disposition of restricted securities;
(5) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund will invest more than 25% of its total assets in the financial services industry;
(6) buy or sell real estate;
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements;
(8) invest in oil, gas, or other mineral exploration or development programs; or
(9) invest in companies for the purpose of exercising control or management.
(10) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL, AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) The fund does not currently intend to purchase a security (other than a security issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 5% of its total assets would be invested in the securities of a single issuer; provided that the fund may invest up to 10% of its total assets in the first tier securities of a single issuer for up to three business days.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or fund for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party. The fund will not purchase any security while borrowings (excluding reverse repurchase agreements) representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to purchase or sell futures contracts or call options. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options or futures contracts.
(vii) The fund does not currently intend to lend assets other than securities to other parties, except by lending money (up to 10% of the fund's net assets) to a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser. (This limitation does not apply to purchases of debt securities or to repurchase agreements.)
(viii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.
(ix) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the NYSE or the AMEX or traded on the NASDAQ National Market System.
(x) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the Trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities.
(xi) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(xii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company managed by FMR or an affiliate or successor with substantially the same fundamental investment objective, policies, and limitations as the fund.
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
INVESTMENT LIMITATIONS OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: MONEY
MARKET
THE FOLLOWING ARE MONEY MARKET'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) purchase the securities of any issuer (other than obligations issued or guaranteed as to principal and interest by the government of the United States, its agencies or instrumentalities) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, provided, however, that with respect to 25% of its total assets, 10% of its assets may be invested in the securities of an issuer;
(2) issue senior securities, except as permitted under the 1940 Act;
(3) borrow money, except that the fund may (i) borrow money for temporary or emergency purposes (not for leveraging or investment) and (ii) engage in reverse repurchase agreements for any purpose; provided that (i) and (ii) in combination do not exceed 33 1/3% of the value of the fund's total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(4) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(5) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund will invest more than 25% of its total assets in the financial services industry;
(6) buy or sell real estate;
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements;
(8) invest in oil, gas, or other mineral exploration or development programs; or
(9) invest in companies for the purpose of exercising control or management.
(10) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies and limitations as the fund. THE FOLLOWING INVESTMENT LIMITATIONS ARE NOT FUNDAMENTAL, AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) The fund does not currently intend to purchase a security (other than a security issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 5% of its total assets would be invested in the securities of a single issuer; provided that the fund may invest up to 10% of its total assets in the first tier securities of a single issuer for up to three business days.
(ii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(iv) The fund may borrow money only (a) from a bank or from a registered investment company or fund for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party. The fund will not purchase any security while borrowings (excluding reverse repurchase agreements) representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(v) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(vi) The fund does not currently intend to purchase or sell futures contracts or call options. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options or futures contracts.
(vii) The fund does not currently intend to lend assets other than securities to other parties, except by lending money (up to 10% of the fund's net assets) to a registered investment company or fund for which FMR or an affiliate serves as investment adviser. (This limitation does not apply to purchases of debt securities or to repurchase agreements.)
(viii) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.
(ix) The fund does not currently intend to invest in interests in real estate investment trusts that are not readily marketable, or to invest in interests in real estate limited partnerships that are not listed on the NYSE or the AMEX or traded on the NASDAQ National Market System.
(x) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the Trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities.
(xi) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(xii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company managed by FMR or an affiliate or successor with substantially the same fundamental investment objective, policies, and limitations as the fund.
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
INVESTMENT LIMITATIONS OF TAX-EXEMPT
THE FOLLOWING ARE TAX-EXEMPT'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) with respect to 75% of the fund's total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government, or any of its agencies, or instrumentalities) if, as a result thereof, (a) more than 5% of the fund's total assets would be invested in the securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer;
(2) issue senior securities, except as permitted under the 1940 Act;
(3) make short sales of securities;
(4) purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions;
(5) borrow money, except for temporary or emergency purposes (not for leveraging or investment) in an amount not to exceed 33 1/3% of the value of the fund's total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed 33 1/3% of the fund's assets by reason of a decline in net assets will be reduced within three days (exclusive of Sundays and Holidays) to the extent necessary to comply with the 33 1/3% limitation;
(6) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(7) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government, or any of its agencies, instrumentalities, territories or possessions, or issued or guaranteed by a state government or political subdivision thereof) if as a result more than 25% of the value of its total assets would be invested in securities of companies having their principal business activities in the same industry;
(8) purchase or sell real estate, but this shall not prevent the fund from investing in municipal bonds or other obligations secured by real estate or interest therein;
(9) purchase or sell physical commodities;
(10) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties (but this limit does not apply to purchases of debt securities or to repurchase agreements); or
(11) invest in oil, gas or other mineral exploration or development programs.
(12) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies and limitations as the fund. For purposes of limitations (1) and (7), FMR identifies the issuer of a security depending on the terms and conditions of the security. In identifying the issuer, FMR will consider the entity or entities responsible for payment of interest and repayment of principal and the source of such payments; the way in which assets and revenues of an issuing political subdivision are separated from those of other political entities; and whether a governmental body is guaranteeing the security.
THE FOLLOWING LIMITATIONS ARE NOT FUNDAMENTAL, AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL.
(i) The fund may borrow money only (a) from a bank or from a registered investment company or fund for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party. The fund will not purchase any security while borrowings (excluding reverse repurchase agreements) representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(ii) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(iii) The fund does not currently intend to purchase or sell futures contracts or call options. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options or futures contracts.
(iv) The fund does not currently intend to engage in repurchase agreements or make loans, but this limitation does not apply to purchases of debt securities.
(v) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the Trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities.
(vi) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
INVESTMENT LIMITATIONS OF TREASURY ONLY
THE FOLLOWING ARE TREASURY ONLY'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) issue senior securities, except as permitted under the 1940 Act;
(2) borrow money, except that the fund may (i) borrow money for temporary or emergency purposes (not for leveraging or investment) and (ii) engage in reverse repurchase agreements for any purpose; provided that (i) and (ii) in combination do not exceed 33 1/3% of the fund's total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(3) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(4) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry;
(5) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(6) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; or
(7) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(8) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies and limitations as the fund. THE FOLLOWING LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL:
(i) The fund may borrow money only (a) from a bank or from a registered investment company or fund for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party. The fund will not purchase any security while borrowings representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(ii) The fund does not currently intend to make loans, but this limitation does not apply to purchases of debt securities.
(iii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies, and limitations as the fund.
Subject to revision upon 90 days' notice to shareholders, Treasury Only will not engage in reverse repurchase agreements.
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
INVESTMENT LIMITATIONS OF RATED MONEY MARKET
THE FOLLOWING ARE RATED MONEY MARKET'S FUNDAMENTAL INVESTMENT LIMITATIONS SET FORTH IN THEIR ENTIRETY. THE FUND MAY NOT:
(1) with respect to 75% of the fund's total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result,
(a) more than 5% of the fund's total assets would be invested in the securities of that issuer, or (b) the fund would hold more than 10% of the outstanding voting securities of that issuer;
(2) issue senior securities, except as permitted under the 1940 Act;
(3) borrow money, except that the fund may (i) borrow money for temporary or emergency purposes (not for leveraging or investment) and (ii) engage in reverse repurchase agreements for any purpose; provided that (i) and (ii) in combination do not exceed 33 1/3% of the fund's total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation;
(4) underwrite securities issued by others, except to the extent that the fund may be considered an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities;
(5) purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund will invest more than 25% of its total assets in the financial services industry;
(6) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(7) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments;
(8) lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limit does not apply to purchases of debt securities or to repurchase agreements.
(9) invest in oil, gas or other mineral exploration or development programs.
(10) write or purchase any put or call option. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options.
(11) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and limitations as the fund.
THE FOLLOWING LIMITATIONS ARE NOT FUNDAMENTAL AND MAY BE CHANGED WITHOUT SHAREHOLDER APPROVAL:
(i) The fund does not currently intend to purchase a security (other than a security issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 5% of its total assets would be invested in the securities of a single issuer; provided that the fund may invest up to 10% of its total assets in the first tier securities of a single issuer for up to three business days.
(ii) The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party. The fund will not purchase any security while borrowings (excluding reverse repurchase agreements) representing more than 5% of its total assets are outstanding. The fund will not borrow from other funds advised by FMR or its affiliates if total outstanding borrowings immediately after such borrowing would exceed 15% of the fund's total assets.
(iii) The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling securities short.
(iv) The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.
(v) The fund does not currently intend to lend assets other than securities to other parties, except by lending money (up to 10% of the fund's net assets) to a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser. (This limitation does not apply to purchases of debt securities or to repurchase agreements.)
(vi) The fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be invested in securities of business enterprises that, including predecessors, have a record of less than three years continuous operation.
(vii) The fund does not currently intend to purchase the securities of any issuer if those officers and Trustees of the Trust and those officers and directors of FMR who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities.
(viii) The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.
(ix) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation, or merger.
(x) The fund does not currently intend to invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies, and limitations as the fund.
For purposes of limitation (vi), pass-through entities and other special purposes vehicles or pools of financial assets, such as issuers of asset-backed securities or investment companies, are not considered "business enterprises."
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
Each fund's investments must be consistent with its investment objective and policies. Accordingly, not all of the security types and investment techniques discussed below are eligible investments for each of the funds. AFFILIATED BANK TRANSACTIONS. A fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the 1940 Act. These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities; U.S. Government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission
(SEC), the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.
ASSET-BACKED SECURITIES include pools of mortgages, loans, receivables or other assets. Payment of principal and interest may be largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds, or other credit enhancements. The value of asset-backed securities may also be affected by the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables, or the entities providing the credit support.
DELAYED-DELIVERY TRANSACTIONS. Each fund may buy and sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by a fund to purchase or sell specific securities at a predetermined price or yield, with payment and delivery taking place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered.
When purchasing securities on a delayed-delivery basis, each fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. Because a fund is not required to pay for securities until the delivery date, these risks are in addition to the risks associated with the fund's other investments. If a fund remains substantially fully invested at a time when delayed-delivery purchases are outstanding, the delayed-delivery purchases may result in a form of leverage. When delayed-delivery purchases are outstanding, the fund will set aside appropriate liquid assets in a segregated custodial account to cover its purchase obligations. When a fund has sold a security on a delayed-delivery basis, the fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the fund could miss a favorable price or yield opportunity, or could suffer a loss.
Each fund may renegotiate delayed-delivery transactions after they are entered into, and may sell underlying securities before they are delivered, which may result in capital gains or losses.
DOMESTIC AND FOREIGN ISSUERS. Investments may be made in U.S. dollar-denominated time deposits, certificates of deposit, and bankers' acceptances of U.S. banks and their branches located outside of the United States, U.S. branches and agencies of foreign banks, and foreign branches of foreign banks. A fund may also invest in U.S. dollar-denominated securities issued or guaranteed by other U.S. or foreign issuers, including U.S. and foreign corporations or other business organizations, foreign governments, foreign government agencies or instrumentalities, and U.S. and foreign financial institutions, including savings and loan institutions, insurance companies, mortgage bankers, and real estate investment trusts, as well as banks.
The obligations of foreign branches of U.S. banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation and by governmental regulation. Payment of interest and principal on these obligations may also be affected by governmental action in the country of domicile of the branch (generally referred to as sovereign risk). In addition, evidence of ownership of portfolio securities may be held outside of the United States and a fund may be subject to the risks associated with the holding of such property overseas. Various provisions of federal law governing the establishment and operation of U.S. branches do not apply to foreign branches of U.S. banks.
Obligations of U.S. branches and agencies of foreign banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation and by federal and state regulation, as well as by governmental action in the country in which the foreign bank has its head office.
Obligations of foreign issuers involve certain additional risks. These risks may include future unfavorable political and economic developments, withholding taxes, seizures of foreign deposits, currency controls, interest limitations, or other governmental restrictions that might affect payment of principal or interest, or the ability to honor a credit commitment. Additionally, there may be less public information available about foreign entities. Foreign issuers may be subject to less governmental regulation and supervision than U.S. issuers. Foreign issuers also generally are not bound by uniform accounting, auditing, and financial reporting requirements comparable to those applicable to U.S. issuers. FEDERALLY TAXABLE OBLIGATIONS. Under normal conditions, Tax-Exempt does not intend to invest in securities whose interest is federally taxable. However, from time to time on a temporary basis, Tax-Exempt may invest a portion of its assets in fixed-income obligations whose interest is subject to federal income tax.
Should Tax-Exempt invest in federally taxable obligations, it would purchase securities that, in FMR's judgment, are of high quality. These obligations would include those issued or guaranteed by the U.S. Government or its agencies or instrumentalities and repurchase agreements backed by such obligations.
Proposals to restrict or eliminate the federal income tax exemption for interest on municipal obligations are introduced before Congress from time to time. Proposals also may be introduced before state legislatures that would affect the state tax treatment of Tax-Exempt's distributions. If such proposals were enacted, the availability of municipal obligations and the value of Tax-Exempt's holdings would be affected, and the Trustees would reevaluate Tax-Exempt's investment objectives and policies.
ILLIQUID INVESTMENTS are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, FMR determines the liquidity of a fund's investments and, through reports from FMR, the Board monitors investments in illiquid instruments. In determining the liquidity of a fund's investments, FMR may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment).
Investments currently considered by the funds to be illiquid include repurchase agreements not entitling the holder to payment of principal and interest within seven days. Also, FMR may determine some restricted securities, municipal lease obligations, and time deposits to be illiquid. In the absence of market quotations, illiquid investments are valued for purposes of monitoring amortized cost valuation at fair value as determined in good faith by a committee appointed by the Board of Trustees. If through a change in values, net assets, or other circumstances, a fund were in a position where more than 10% of its net assets were invested in illiquid securities, it would seek to take appropriate steps to protect liquidity. INTERFUND BORROWING PROGRAM. Pursuant to an exemptive order issued by the SEC, each fund has received permission to lend money to, and borrow money from, other funds advised by FMR or its affiliates. Tax-Exempt will participate in the interfund borrowing program only as a borrower. Interfund loans and borrowings normally extend overnight, but can have a maximum duration of seven days. Loans may be called on one day's notice. Treasury, Treasury Only, Domestic, Money Market, Government, and Rated Money Market will lend through the program only when the returns are higher than those available from other short-term instruments (such as repurchase agreements). A fund will borrow through the program only when the costs are equal to or lower than the cost of bank loans. A fund may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed. Any delay in repayment to a lending fund could result in a lost investment opportunity or additional borrowing costs. Treasury, Government, and Treasury Only do not currently intend to participate in the program as lenders.
MARKET DISRUPTION RISK. The value of municipal securities may be affected by uncertainties in the municipal market related to legislation or litigation involving the taxation of municipal securities or the rights of municipal securities holders in the event of a bankruptcy. Municipal bankruptcies are relatively rare, and certain provisions of the U.S. Bankruptcy Code governing such bankruptcies are unclear and remain untested. Further, the application of state law to municipal issuers could produce varying results among the states or among municipal securities issuers within a state. These legal uncertainties could affect the municipal securities market generally, certain specific segments of the market, or the relative credit quality of particular securities. Any of these effects could have a significant impact on the prices of some or all of the municipal securities held by a fund, making it more difficult for the fund to maintain a stable net asset value per share.
MONEY MARKET SECURITIES are high-quality, short-term obligations. Some money market securities employ a trust or other similar structure to modify the maturity, price characteristics, or quality of financial assets. For example, put features can be used to modify the maturity of a security, or interest rate adjustment features can be used to enhance price stability. If the structure does not perform as intended, adverse tax or investment consequences may result. Neither the Internal Revenue Service (IRS) nor any other regulatory authority has ruled definitively on certain legal issues presented by structured securities. Future tax or other regulatory determinations could adversely affect the value, liquidity, or tax treatment of the income received from these securities or the nature and timing of distributions made by the funds.
MUNICIPAL LEASES and participation interests therein may take the form of a lease, an installment purchase, or a conditional sale contract and are issued by state and local governments and authorities to acquire land or a wide variety of equipment and facilities. Generally, the funds will not hold such obligations directly as a lessor of the property, but will purchase a participation interest in a municipal obligation from a bank or other third party. A participation interest gives a fund a specified, undivided interest in the obligation in proportion to its purchased interest in the total amount of the obligation.
Municipal leases frequently have risks distinct from those associated with general obligation or revenue bonds. State constitutions and statutes set forth requirements that states or municipalities must meet to incur debt. These may include voter referenda, interest rate limits, or public sale requirements. Leases, installment purchases, or conditional sale contracts (which normally provide for title to the leased asset to pass to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting their constitutional and statutory requirements for the issuance of debt. Many leases and contracts include "non-appropriation clauses" providing that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the appropriate legislative body on a yearly or other periodic basis. Non-appropriation clauses free the issuer from debt issuance limitations.
MUNICIPAL SECTORS:
ELECTRIC UTILITIES INDUSTRY. The electric utilities industry has been experiencing, and will continue to experience, increased competitive pressures. Federal legislation in the last two years will open transmission access to any electricity supplier, although it is not presently known to what extent competition will evolve. Other risks include: (a) the availability and cost of fuel, (b) the availability and cost of capital,
(c) the effects of conservation on energy demand, (d) the effects of rapidly changing environmental, safety, and licensing requirements, and other federal, state, and local regulations, (e) timely and sufficient rate increases, and (f) opposition to nuclear power.
HEALTH CARE INDUSTRY. The health care industry is subject to regulatory action by a number of private and governmental agencies, including federal, state, and local governmental agencies. A major source of revenues for the health care industry is payments from the Medicare and Medicaid programs. As a result, the industry is sensitive to legislative changes and reductions in governmental spending for such programs. Numerous other factors may affect the industry, such as general and local economic conditions; demand for services; expenses (including malpractice insurance premiums); and competition among health care providers. In the future, the following elements may adversely affect health care facility operations: adoption of legislation proposing a national health insurance program; other state or local health care reform measures; medical and technological advances which dramatically alter the need for health services or the way in which such services are delivered; changes in medical coverage which alter the traditional fee-for-service revenue stream; and efforts by employers, insurers, and governmental agencies to reduce the costs of health insurance and health care services.
HOUSING. Housing revenue bonds are generally issued by a state, county, city, local housing authority, or other public agency. They generally are secured by the revenues derived from mortgages purchased with the proceeds of the bond issue. It is extremely difficult to predict the supply of available mortgages to be purchased with the proceeds of an issue or the future cash flow from the underlying mortgages. Consequently, there are risks that proceeds will exceed supply, resulting in early retirement of bonds, or that homeowner repayments will create an irregular cash flow. Many factors may affect the financing of multi-family housing projects, including acceptable completion of construction, proper management, occupancy and rent levels, economic conditions, and changes to current laws and regulations.
EDUCATION. In general, there are two types of education-related bonds; those issued to finance projects for public and private colleges and universities, and those representing pooled interests in student loans. Bonds issued to supply educational institutions with funds are subject to the risk of unanticipated revenue decline, primarily the result of decreasing student enrollment or decreasing state and federal funding. Among the factors that may lead to declining or insufficient revenues are restrictions on students' ability to pay tuition, availability of state and federal funding, and general economic conditions. Student loan revenue bonds are generally offered by state (or substate) authorities or commissions and are backed by pools of student loans. Underlying student loans may be guaranteed by state guarantee agencies and may be subject to reimbursement by the United States Department of Education through its guaranteed student loan program. Others may be private, uninsured loans made to parents or students which are supported by reserves or other forms of credit enhancement. Recoveries of principal due to loan defaults may be applied to redemption of bonds or may be used to re-lend, depending on program latitude and demand for loans. Cash flows supporting student loan revenue bonds are impacted by numerous factors, including the rate of student loan defaults, seasoning of the loan portfolio, and student repayment deferral during periods of forbearance. Other risks associated with student loan revenue bonds include potential changes in federal legislation regarding student loan revenue bonds, state guarantee agency reimbursement and continued federal interest and other program subsidies currently in effect.
WATER AND SEWER. Water and sewer revenue bonds are often considered to have relatively secure credit as a result of their issuer's importance, monopoly status, and generally unimpeded ability to raise rates. Despite this, lack of water supply due to insufficient rain, run-off, or snow pack is a concern that has led to past defaults. Further, public resistance to rate increases, costly environmental litigation, and federal environmental mandates are challenges faced by issuers of water and sewer bonds. TRANSPORTATION. Transportation debt may be issued to finance the construction of airports, toll roads, highways or other transit facilities. Airport bonds are dependent on the general stability of the airline industry and on the stability of a specific carrier who uses the airport as a hub. Air traffic generally follows broader economic trends and is also affected by the price and availability of fuel. Toll road bonds are also affected by the cost and availability of fuel as well as toll levels, the presence of competing roads, and the general economic health of the area. Fuel costs and availability also affect other transportation-related securities, as does the presence of alternate forms of transportation, such as public transportation.
PUT FEATURES entitle the holder to sell a security back to the issuer or a third party at any time or at specified intervals. They are subject to the risk that the put provider is unable to honor the put feature (purchase the security). Put providers often support their ability to buy securities on demand by obtaining letters of credit or other guarantees from other entities. Demand features, standby commitments, and tender options are types of put features.
1.QUALITY AND MATURITY. Pursuant to procedures adopted by the Board of Trustees, the funds may purchase only high-quality securities that FMR believes present minimal credit risks. To be considered high-quality, a security must be rated in accordance with applicable rules in one of the two highest categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security); or, if unrated, judged to be of equivalent quality by FMR. High-quality securities are divided into "first tier" and "second tier" securities. First tier securities are those deemed to be in the highest rating category (e.g., Standard & Poor's A-1 or SP-1), and second tier securities are those deemed to be in the second highest rating category (e.g., Standard & Poor's A-2 or SP-2). Split-rated securities may be determined to be either first or second tier based on applicable regulations.
Each of Treasury, Government, Domestic, Money Market, Treasury Only, and Rated Money Market may not invest more than 5% of its total assets in second tier securities. In addition, each of Treasury, Government, Domestic, Money Market, Treasury Only, and Rated Money Market fund may not invest more than 1% of its total assets or $1 million (whichever is greater) in the second tier securities of a single issuer.
Each fund currently intends to limit its investments to securities with remaining maturities of 397 days or less, and to maintain a dollar-weighted average maturity of 90 days or less. When determining the maturity of a security, a fund may look to an interest rate reset or demand feature. REPURCHASE AGREEMENTS. In a repurchase agreement, a fund purchases a security and simultaneously commits to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. To protect the fund from the risk that the original seller will not fulfill its obligation, the securities are held in an account of the fund at a bank, marked-to-market daily, and maintained at a value at least equal to the sale price plus the accrued incremental amount. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility that the value of the underlying security will be less than the resale price, as well as delays and costs to a fund in connection with bankruptcy proceedings), it is each fund's current policy to engage in repurchase agreement transactions with parties whose creditworthiness has been reviewed and found satisfactory by FMR.
RESTRICTED SECURITIES generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the Securities Act of 1933, or in a registered public offering. Where registration is required, a fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time it may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, a fund might obtain a less favorable price than prevailed when it decided to seek registration of the security. However, in general, each fund anticipates holding restricted securities to maturity or selling them in an exempt transaction.
REVERSE REPURCHASE AGREEMENTS. In a reverse repurchase agreement, a fund sells a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and time. While a reverse repurchase agreement is outstanding, the fund will maintain appropriate liquid assets in a segregated custodial account to cover its obligation under the agreement. A fund will enter into reverse repurchase agreements only with parties whose creditworthiness has been found satisfactory by FMR. Such transactions may increase fluctuations in the market value of the fund's assets and may be viewed as a form of leverage.
SHORT SALES "AGAINST THE BOX." A fund may sell securities short when it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short. Short sales could be used to protect the net asset value per share of the fund in anticipation of increased interest rates, without sacrificing the current yield of the securities sold short. If a fund enters into a short sale against the box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will be required to hold such securities while the short sale is outstanding. The fund will incur transaction costs, including interest expenses, in connection with opening, maintaining, and closing short sales against the box.
SOURCES OF CREDIT OR LIQUIDITY SUPPORT. FMR may rely on its evaluation of the credit of a bank or another entity in determining whether to purchase a security supported by a letter of credit guarantee, insurance or other source of credit or liquidity. In evaluating the credit of a foreign bank or other foreign entities, FMR will consider whether adequate public information about the entity is available and whether the entity may be subject to unfavorable political or economic developments, currency controls, or other government restrictions that might affect its ability to honor its commitment.
STRIPPED GOVERNMENT SECURITIES. Stripped securities are created by separating the income and principal components of a debt instrument and selling them separately. U.S. Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities), are created when the coupon payments and the principal payment are stripped from an outstanding Treasury bond by the Federal Reserve Bank. Bonds issued by the government agencies also may be stripped in this fashion.
Privately stripped government securities are created when a dealer deposits a Treasury security or federal agency security with a custodian for safekeeping and then sells the coupon payments and principal payment that will be generated by this security. Proprietary receipts, such as Certificates of Accrual on Treasury Securities (CATS), Treasury Investment Growth Receipts (TIGRS), and generic Treasury Receipts (TRs), are stripped U.S. Treasury securities that are separated into their component parts through trusts created by their broker sponsors. Bonds issued by the government agencies also may be stripped in this fashion.
Because of the SEC's views on privately stripped government securities, a fund must evaluate them as it would non-government securities pursuant to regulatory guidelines applicable to all money market funds. A fund currently intends to purchase only those privately stripped government securities that have either received the highest rating from two nationally recognized rating services (or one, if only one has rated the security) or, if unrated, have been judged to be of equivalent quality by FMR pursuant to procedures adopted by the Board of Trustees.
VARIABLE AND FLOATING RATE SECURITIES provide for periodic adjustments of the interest rate paid on the security. Variable rate securities provide for a specified periodic adjustment in the interest rate, while floating rate securities have interest rates that change whenever there is a change in a designated benchmark rate. Some variable or floating rate securities have put features.
ZERO COUPON BONDS do not make regular interest payments. Instead, they are sold at a deep discount from their face value and are redeemed at face value when they mature. Because zero coupon bonds do not pay current income, their prices can be very volatile when interest rates change. In calculating its daily dividend, a fund takes into account as income a portion of the difference between a zero coupon bond's purchase price and its face value.
PORTFOLIO TRANSACTIONS
All orders for the purchase or sale of portfolio securities are placed on behalf of each fund by FMR pursuant to authority contained in the management contract. FMR has granted investment management authority to the sub-adviser (see the section entitled "Management Contracts"), and the sub-adviser is authorized to place orders for the purchase and sale of portfolio securities, and will do so in accordance with the policies described below. FMR is also responsible for the placement of transaction orders for other investment companies and accounts for which it or its affiliates act as investment adviser. Securities purchased and sold by a fund generally will be traded on a net basis (i.e., without commission). In selecting broker-dealers, subject to applicable limitations of the federal securities laws, FMR considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer firm; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any commissions.
The funds may execute portfolio transactions with broker-dealers who provide research and execution services to the funds or other accounts over which FMR or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities or the purchasers or sellers of securities. In addition, such broker-dealers may furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; effect securities transactions, and perform functions incidental thereto (such as clearance and settlement). FMR maintains a listing of broker-dealers who provide such services on a regular basis. However, as many transactions on behalf of the funds are placed with broker-dealers (including broker-dealers on the list) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such broker-dealers solely because such services were provided. The selection of such broker-dealers generally is made by FMR (to the extent possible consistent with execution considerations) based upon the quality of research and execution services provided.
The receipt of research from broker-dealers that execute transactions on behalf of the funds may be useful to FMR in rendering investment management services to the funds or its other clients, and conversely, such research provided by broker-dealers who have executed transaction orders on behalf of other FMR clients may be useful to FMR in carrying out its obligations to the funds. The receipt of such research has not reduced FMR's normal independent research activities; however, it enables FMR to avoid the additional expenses that could be incurred if FMR tried to develop comparable information through its own efforts.
Subject to applicable limitations of the federal securities laws, broker-dealers may receive commissions for agency transactions that are in excess of the amount of commissions charged by other broker-dealers in recognition of their research and execution services. In order to cause the funds to pay such higher commissions, FMR must determine in good faith that such commissions are reasonable in relation to the value of the brokerage and research services provided by such executing broker-dealers, viewed in terms of a particular transaction or FMR's overall responsibilities to the funds and its other clients. In reaching this determination, FMR will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services.
FMR is authorized to use research services provided by and to place portfolio transactions with brokerage firms that have provided assistance in the distribution of shares of the funds or shares of other Fidelity funds to the extent permitted by law. FMR may use research services provided by and place agency transactions with FBSI and Fidelity Brokerage Services (FBS), subsidiaries of FMR Corp., if the commissions are fair, reasonable, and comparable to commissions charged by nonaffiliated, qualified brokerage firms for similar services. From September 1992 through December 1994, FBS operated under the name Fidelity Brokerage Services Limited, Inc. (FBSL). As of January 1995, FBSL was converted to an unlimited liability company and assumed the name FBS. Prior to September 4, 1992, FBSL operated under the name Fidelity Portfolio Services, Ltd. (FPSL) as a wholly owned subsidiary of Fidelity International Limited (FIL). Edward C. Johnson 3d is Chairman of FIL. Mr. Johnson 3d, Johnson family members, and various trusts for the benefit of the Johnson family own, directly or indirectly, more than 25% of the voting common stock of FIL.
Section 11(a) of the Securities Exchange Act of 1934 prohibits members of national securities exchanges from executing exchange transactions for accounts which they or their affiliates manage, unless certain requirements are satisfied. Pursuant to such requirements, the Board of Trustees has authorized FBSI to execute fund transactions on national securities exchanges in accordance with approved procedures and applicable SEC rules. Each fund's Trustees periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the funds and review the commissions paid by each fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund.
For fiscal years ended March 31, 1995, 1994, and 1993 (August 31, 1995, 1994, and 1993 for Rated Money Market), the funds paid no brokerage commissions. During fiscal year ended March 31, 1995 (August 31, 1995 for Rated Money Market), the funds paid no fees to brokerage firms that provided research.
From time to time, the Trustees will review whether the recapture for the benefit of the funds of some portion of the brokerage commissions or similar fees paid by the funds on portfolio transactions is legally permissible and advisable. Each fund seeks to recapture soliciting broker-dealer fees on the tender of portfolio securities, but at present no other recapture arrangements are in effect. The Trustees intend to continue to review whether recapture opportunities are available and are legally permissible and, if so, to determine in the exercise of their business judgment whether it would be advisable for each fund to seek such recapture.
Although the Trustees and officers of each fund are substantially the same as those of other funds managed by FMR, investment decisions for each fund are made independently from those of other funds managed by FMR or accounts managed by FMR affiliates. It sometimes happens that the same security is held in the portfolio of more than one of these funds or accounts. Simultaneous transactions are inevitable when several funds and accounts are managed by the same investment adviser, particularly when the same security is suitable for the investment objective of more than one fund or account.
When two or more funds are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with procedures believed to be appropriate and equitable for each fund. In some cases this system could have a detrimental effect on the price or value of the security as far as each fund is concerned. In other cases, however, the ability of the funds to participate in volume transactions will produce better executions and prices for the funds. It is the current opinion of the Trustees that the desirability of retaining FMR as investment adviser to each fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
VALUATION
Fidelity Service Company (FSC) normally determines a fund's net asset value per share (NAV) at 12:00 p.m. Eastern time for Tax-Exempt and Treasury Only; 3:00 p.m. Eastern time for Government, Domestic, and Money Market; 3:00 p.m. and 4:00 p.m. Eastern time for Rated Money Market; and 3:00 p.m. and 5:00 p.m. Eastern time for Treasury. The valuation of portfolio securities is determined as of these times for the purpose of computing each fund's NAV.
Portfolio securities and other assets are valued on the basis of amortized cost. This technique involves initially valuing an instrument at its cost as adjusted for amortization of premium or accretion of discount rather than its current market value. The amortized cost value of an instrument may be higher or lower than the price a fund would receive if it sold the instrument.
During periods of declining interest rates, a fund's yield based on amortized cost valuation may be higher than would result if the fund used market valuations to determine its NAV. The converse would apply during periods of rising interest rates.
Valuing each fund's instruments on the basis of amortized cost and use of the term "money market fund" are permitted pursuant to Rule 2a-7 under the 1940 Act. Each fund must adhere to certain conditions under Rule 2a-7, as summarized in the section entitled "Quality and Maturity" on page .
The Board of Trustees oversees FMR's adherence to the provisions of Rule 2a-7 and has established procedures designed to stabilize each fund's NAV at $1.00. At such intervals as they deem appropriate, the Trustees consider the extent to which NAV calculated by using market valuations would deviate from $1.00 per share. If the Trustees believe that a deviation from a fund's amortized cost per share may result in material dilution or other unfair results to shareholders, the Trustees have agreed to take such corrective action, if any, as they deem appropriate to eliminate or reduce, to the extent reasonably practicable, the dilution or unfair results. Such corrective action could include selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; redeeming shares in kind; establishing NAV by using available market quotations; and such other measures as the Trustees may deem appropriate.
PERFORMANCE
The funds may quote performance in various ways. All performance information supplied by the funds in advertising is historical and is not intended to indicate future returns. Yield and total return fluctuate in response to market conditions and other factors.
YIELD CALCULATIONS. To compute a class's yield for a period, the net change in value of a hypothetical account containing one share reflects the value of additional shares purchased with dividends from the one original share and dividends declared on both the original share and any additional shares. The net change is then divided by the value of the account at the beginning of the period to obtain a base period return. This base period return is annualized to obtain a current annualized yield. An effective yield may also be calculated by compounding the base period return over a one-year period. In addition to the current yield, the funds may quote yields in advertising based on any historical seven-day period. Yields for each class of the funds are calculated on the same basis as other money market funds, as required by applicable regulations.
Yield information may be useful in reviewing a class's performance and in providing a basis for comparison with other investment alternatives. However, each class's yield fluctuates, unlike investments that pay a fixed interest rate over a stated period of time. When comparing investment alternatives, investors should also note the quality and maturity of the portfolio securities of respective investment companies they have chosen to consider.
Investors should recognize that in periods of declining interest rates a class's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates a class's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to a fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the fund's holdings, thereby reducing a class's current yield. In periods of rising interest rates, the opposite can be expected to occur.
A class's tax-equivalent yield is the rate an investor would have to earn from a fully taxable investment before taxes to equal the class's tax-free yield. Tax-equivalent yields are calculated by dividing a class's yield by the result of one minus a stated federal or combined federal and state tax rate. If only a portion of a class's yield is tax-exempt, only that portion is adjusted in the calculation.
The following table shows the effect of a shareholder's tax status on effective yield under federal income tax laws for 1995. It shows the approximate yield a taxable security must provide at various income brackets to produce after-tax yields equivalent to those of hypothetical tax-exempt obligations yielding from 2.00% to 8.00%. Of course, no assurance can be given that a class will achieve any specific tax-exempt yield. While Tax-Exempt invests principally in obligations whose interest is exempt from federal income tax, other income received by the fund may be taxable.

1995 TAX RATES AND TAX-EQUIVALENT YIELDS

Taxable Income*           Federal   If individual tax-exempt yield is:
                          Income

                          Tax       2.00%   3.00%   4.00%   5.00%   6.0%   7.00%   8.00%
Single       Joint
Return       Return       Bracket**   Then taxable equivalent yield is:

$23,351  -    $36,001  -    28.0%   2.78%   4.17%   5.56%   6.94%   8.33%   9.72%    11.11%
$56,500       $94,250

$56,501  -    $94,251  -    31.0%   2.90%   4.35%   5.80%   7.25%   8.70%   10.14%   11.59%
$117,950      $143,600

$117,951 -    $143,601 -    36.0%   3.13%   4.69%   6.25%   7.81%   9.38%   10.94%   12.50%
$256,500      $256,500

$256,501 -    $256,501 -    39.6%   3.31%   4.97%   6.62%   8.28%   9.93%   11.59%   13.25%


* Net amount subject to federal income tax after deductions and exemptions. Assumes ordinary income only.
** Excludes the impact of the phaseout of personal exemptions, limitations on itemized deductions, and other credits, exclusions, and adjustments which may increase a taxpayer's marginal tax rate. An increase in a shareholder's marginal tax rate would increase that shareholder's tax-equivalent yield.
Tax-Exempt may invest a portion of its assets in obligations that are subject to state or federal income taxes. When the fund invests in these obligations, its tax-equivalent yield will be lower. In the table above, the tax-equivalent yields are calculated assuming investments are 100% federally and state tax-free.
TOTAL RETURN CALCULATIONS. Total returns quoted in advertising reflect all aspects of a class's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the class's NAV over a stated period. Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative total return of 100% over ten years would produce an average annual total return of 7.18%, which is the steady annual rate of return that would equal 100% growth on a compounded basis in ten years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of a class.
In addition to average annual total returns, a class may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns may be quoted on a before-tax or after-tax basis. Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration.
HISTORICAL RESULTS. The following table shows 7-day yields, tax-equivalent yields, and total returns for Class I of each fund for the period ended March 31, 1995 (August 31, 1995 for Rated Money Market).
Tax-Exempt's Class I tax-equivalent yield is based on a 36% federal income tax rate.



                                    Average Annual Total Returns        Cumulative Total Returns
                          Seven-
                          Day      Tax      One     Five     Life of    One    Five      Life of
                          Yield    Equiva
                                   lent     Year    Years    Fund*/Te   Year   Years     Fund*/Te
                                   Yield                     n Years                     n Years
Rated Money Market -       5.46%   N/A      5.53%    4.60%    6.11%    5.53%    25.20%    80.99%
Class I

Treasury - Class I         5.98%   N/A      4.78%    4.90%    6.03%    4.78%    27.03%    61.24%

Government - Class I       6.01%   N/A      4.86%    4.99%    6.32%    4.86%    27.60%    81.07%

Domestic - Class I         6.06%   N/A      4.97%    5.03%    5.31%    4.97%    27.81%    32.32%

Money Market - Class I     6.07%   N/A      4.99%    5.09%    6.43%    4.99%    28.15%    83.60%

Treasury Only - Class I    5.80%   N/A      4.65%   N/A       4.45%    4.65%   N/A        21.65%

Tax-Exempt - Class I       3.94%   6.16%    3.18%    3.65%    4.41%    3.18%    19.61%    51.86%


* Life of Fund figures are from commencement of operations of each fund, except Rated Money Market which reports a Ten Years figure. Commencement of operations for each fund, other than Rated Money Market, are as follows:
Treasury - February 2, 1987; Government - July 25, 1985; Domestic - November 3, 1989; Money Market - July 5, 1985; Treasury Only - October 3, 1990; and Tax-Exempt - July 25, 1985.
Note: If FMR had not reimbursed certain fund expenses during these periods, the total returns would have been lower and the yields for Class I of each fund would have been:
Fund                           Yield   Tax-Equivalent
                                       Yield

Rated Money Market - Class I   N/A     N/A

Treasury - Class I             5.91%   N/A

Government - Class I           5.95%   N/A

Domestic - Class I             5.97%   N/A

Money Market - Class I         6.01%   N/A

Treasury Only - Class I        5.58%   N/A

Tax-Exempt - Class I           3.86%   6.03%

The following tables show the income and capital elements of each fund's Class I cumulative total return. The tables compare each fund's Class I return to the record of the Standard & Poor's Composite Index of 500 Stocks (S&P 500), the Dow Jones Industrial Average (DJIA), and the cost of living (measured by the Consumer Price Index, or CPI) over the same period. The CPI information is as of the month end closest to the initial investment date for each fund. The S&P 500 and DJIA comparisons are provided to show how each class's total return compared to the record of a broad average of common stocks and a narrower set of stocks of major industrial companies, respectively, over the same period. Of course, since each fund invests in short-term fixed-income securities, common stocks represent a different type of investment from the fund. Common stocks generally offer greater growth potential than the funds, but generally experience greater price volatility, which means greater potential for loss. In addition, common stocks generally provide lower income than fixed-income investments, such as the funds. Figures for the S&P 500 and DJIA are based on the prices of unmanaged groups of stocks and, unlike the funds' returns, do not include the effect of paying brokerage commissions or other costs of investing. RATED MONEY MARKET
HISTORICAL FUND RESULTS
During the ten year period ended August 31, 1995, a hypothetical $10,000 investment in Class I of Rated Money Market would have grown to $18,099, assuming all distributions were reinvested. This was a period of fluctuating interest rates and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in Class I of the fund today.

                                                                        INDICES

Period Ended    Value of     Value of         Value of        Total     S&P 500   DJIA      Cost of
                Initial      Reinvested       Reinvested      Value                         Living
                $10,000      Dividend         Capital Gain
                Investment   Distributions    Distributions







8/31/86          10,000       742              0               10,742    13,914    14,773    10,157

8/31/87          10,000       1,408            0               11,408    18,718    21,377    10,593

8/31/88          10,000       2,217            0               12,217    15,389    16,894    11,019

8/31/89          10,000       3,335            0               13,335    21,428    23,615    11,537

8/31/90          10,000       4,456            0               14,456    20,358    23,431    12,185

8/31/91          10,000       5,450            0               15,450    25,836    28,277    12,648

8/31/92*         10,000       6,123            0               16,123    27,885    31,172    13,046

8/31/93          10,000       6,596            0               16,596    32,132    35,985    13,407

8/31/94          10,000       7,151            0               17,151    33,890    39,634    13,796

8/31/95          10,000       8,099            0               18,099    41,158    47,913    14,157


* The fiscal year end of the fund changed from October 31 to August 31 in July 1992.
Explanatory Notes: With an initial investment of $10,000 made on August 31, 1985, the net amount invested in Class I shares of the fund was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested), amounted to $18,099. If distributions had not been reinvested, the amount of distributions earned from Class I shares of the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $5,949. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures. TREASURY
HISTORICAL FUND RESULTS
During the period from February 2, 1987 (commencement of operations) to March 31, 1995, a hypothetical $10,000 investment in Class I of Treasury would have grown to $16,124, assuming all distributions were reinvested. This was a period of fluctuating interest rates and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in Class I of the fund today.

                                                                        INDICES

Period Ended    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
3/31            Initial      Reinvested      Reinvested      Value                            Living
                $10,000      Dividend        Capital Gain
                Investment   Distributions   Distributions







1987*           $ 10,000     $ 93            $ 0             $ 10,093   $ 10,694   $ 10,731   $ 10,081

1988             10,000       759             0               10,759     9,804      9,560      10,477

1989             10,000       1,632           0               11,632     11,583     11,432     10,998

1990             10,000       2,693           0               12,693     13,816     14,014     11,574

1991             10,000       3,692           0               13,692     15,805     15,668     12,140

1992             10,000       4,433           0               14,433     17,552     17,950     12,527

1993             10,000       4,932           0               14,932     20,229     19,633     12,914

1994             10,000       5,389           0               15,389     20,528     21,366     13,237

1995             10,000       6,124           0               16,124     23,722     25,101     13,615


*  From February 2, 1987 (commencement of operations).
Explanatory Notes: With an initial investment of $10,000 made on February 2, 1987, the net amount invested in Class I shares of the fund was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested), amounted to $16,124. If distributions had not been reinvested, the amount of distributions earned from Class I shares of the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $4,790. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures. GOVERNMENT
HISTORICAL FUND RESULTS
During the period from July 25, 1985 (commencement of operations) through March 31, 1995, a hypothetical investment of $10,000 in Class I of Government would have grown to $18,107, assuming all distributions were reinvested. This was a period of fluctuating interest rates and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in Class I of the fund today.

                                                                        INDICES

Period Ended    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
3/31            Initial      Reinvested      Reinvested      Value                            Living**
                $10,000      Dividend        Capital Gain
                Investment   Distributions   Distributions







1986*           $ 10,000     $ 547           $ 0             $ 10,547   $ 12,812   $ 13,855   $ 10,093

1987             10,000       1,233           0               11,233     16,170     18,170     10,399

1988             10,000       2,017           0               12,017     14,824     16,188     10,807

1989             10,000       3,001           0               13,001     17,514     19,358     11,345

1990             10,000       4,191           0               14,191     20,890     23,729     11,939

1991             10,000       5,318           0               15,318     23,897     26,530     12,523

1992             10,000       6,167           0               16,167     26,540     30,395     12,922

1993             10,000       6,743           0               16,743     30,588     33,245     13,321

1994             10,000       7,267           0               17,267     31,039     36,179     13,655

1995             10,000       8,107           0               18,107     35,869     42,502     14,045


*  From July 25, 1985 (commencement of operations).
** From month end closest to initial investment date.
Explanatory Notes: With an initial investment of $10,000 made on July 25, 1985, the net amount invested in Class I shares of the fund was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested), amounted to $18,107. If distributions had not been reinvested, the amount of distributions earned from Class I shares of the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $5,954. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures. DOMESTIC
HISTORICAL FUND RESULTS
During the period from November 3, 1989 (commencement of operations) to March 31, 1995, a hypothetical $10,000 investment in Class I of Domestic would have grown to $13,232, assuming all distributions were reinvested. This was a period of fluctuating interest rates and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in Class I of the fund today.

                                                                        INDICES

Period Ended    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
3/31            Initial      Reinvested      Reinvested      Value                            Living
                $10,000      Dividend        Capital Gain
                Investment   Distributions   Distributions







1990*           $ 10,000     $ 352           $ 0             $ 10,352   $ 10,189   $ 10,451   $ 10,247

1991             10,000       1,192           0               11,192     11,655     11,685     10,748

1992             10,000       1,808           0               11,808     12,944     13,387     11,091

1993             10,000       2,222           0               12,222     14,919     14,642     11,433

1994             10,000       2,605           0               12,605     15,139     15,935     11,720

1995             10,000       3,232           0               13,232     17,494     18,720     12,054


*  From November 3, 1989 (commencement of operations).
Explanatory Notes: With an initial investment of $10,000 made on November 3, 1989, the net amount invested in Class I shares of the fund was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested), amounted to $13,232. If distributions had not been reinvested, the amount of distributions earned from Class I shares of the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $2,807. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures.
MONEY MARKET
HISTORICAL FUND RESULTS
During the period from July 5, 1985 (commencement of operations) to March 31, 1995, a hypothetical $10,000 investment in Class I of Money Market would have grown to $18,360, assuming all distributions were reinvested. This was a period of fluctuating interest rates and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in Class I of the fund today.

                                                                        INDICES

Period Ended    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
3/31            Initial      Reinvested      Reinvested      Value                            Living
                $10,000      Dividend        Capital Gain
                Investment   Distributions   Distributions







1986*           $ 10,000     $ 601           $ 0             $ 10,601   $ 12,848   $ 14,126   $ 10,112

1987             10,000       1,297           0               11,297     16,217     18,525     10,418

1988             10,000       2,103           0               12,103     14,867     16,504     10,827

1989             10,000       3,113           0               13,113     17,564     19,736     11,366

1990             10,000       4,327           0               14,327     20,950     24,192     11,961

1991             10,000       5,492           0               15,492     23,965     27,048     12,546

1992             10,000       6,358           0               16,358     26,615     30,988     12,946

1993             10,000       6,945           0               16,945     30,675     33,894     13,346

1994             10,000       7,486           0               17,486     31,128     36,885     13,680

1995             10,000       8,360           0               18,360     35,971     43,332     14,071


*  From July 5, 1985 (commencement of operations).
Explanatory Notes: With an initial investment of $10,000 made on July 5, 1985, the net amount invested in Class I shares of the fund was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested), amounted to $18,360. If distributions had not been reinvested, the amount of distributions earned from Class I shares of the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $6,093. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures. TREASURY ONLY
HISTORICAL FUND RESULTS
During the period from October 3, 1990 (commencement of operations) to March 31, 1995, a hypothetical $10,000 investment in Class I of Treasury Only would have grown to $12,165, assuming all distributions were reinvested. This was a period of fluctuating interest rates and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in Class I of the fund today.

                                                                        INDICES

Period Ended    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
3/31            Initial      Reinvested      Reinvested      Value                            Living
                $10,000      Dividend        Capital Gain
                Investment   Distributions   Distributions







1991*           $ 10,000     $ 353           $ 0             $ 10,353   $ 12,114   $ 11,848   $ 10,173

1992             10,000       913             0               10,913     13,454     13,573     10,497

1993             10,000       1,285           0               11,285     15,506     14,846     10,821

1994             10,000       1,624           0               11,624     15,735     16,157     11,093

1995+            10,000       2,165           0               12,165     18,183     18,980     11,409


*  From October 3, 1990 (commencement of operations).
+ The fiscal year end of the fund changed from July 31 to March 31 in February 1995.
Explanatory Notes: With an initial investment of $10,000 made on October 3, 1990, the net amount invested in Class I shares of the fund was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested) amounted to $12,165. If distributions had not been reinvested, the amount of distributions earned from Class I shares of the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $1,963. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures. TAX-EXEMPT
HISTORICAL FUND RESULTS
During the period from July 25, 1985 (commencement of operations) to March 31, 1995, a hypothetical $10,000 investment in Class I of Tax-Exempt would have grown to $15,186, assuming all distributions were reinvested. This was a period of fluctuating interest rates and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in Class I of the fund today.

                                                                        INDICES

Period Ended    Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
3/31            Initial      Reinvested      Reinvested      Value                            Living**
                $10,000      Dividend        Capital Gain
                Investment   Distributions   Distributions







1986*           $ 10,000     $ 368           $ 0             $ 10,368   $ 12,812   $ 13,855   $ 10,093

1987             10,000       814             0               10,814     16,170     18,170     10,399

1988             10,000       1,323           0               11,323     14,824     16,188     10,807

1989             10,000       1,958           0               11,958     17,514     19,358     11,345

1990             10,000       2,697           0               12,697     20,890     23,729     11,939

1991             10,000       3,411           0               13,411     23,897     26,530     12,523

1992             10,000       3,973           0               13,973     26,540     30,395     12,922

1993             10,000       4,369           0               14,369     30,588     33,245     13,321

1994             10,000       4,718           0               14,718     31,039     36,179     13,655

1995+            10,000       5,186           0               15,186     35,869     42,502     14,045


*  From July 25, 1985 (commencement of operations)
** From month end closest to initial investment date.
+ The fiscal year end of the fund changed from May 31 to March 31 in February 1995.
Explanatory Notes: With an initial investment of $10,000 made on July 25, 1985, the net amount invested in Class I shares of the fund was $10,000. The cost of the initial investment ($10,000) together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested), amounted to $15,186. If distributions had not been reinvested, the amount of distributions earned from Class I shares of the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $4,186. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures. PERFORMANCE COMPARISONS. A fund's performance may be compared to the performance of other mutual funds in general, or to the performance of particular types of mutual funds. These comparisons may be expressed as mutual fund rankings prepared by Lipper Analytical Services, Inc. (Lipper), an independent service located in Summit, New Jersey that monitors the performance of mutual funds. Lipper generally ranks funds on the basis of total return, assuming reinvestment of distributions, but does not take sales charges or redemption fees into consideration, and is prepared without regard to tax consequences. Lipper may also rank funds based on yield. In addition to the mutual fund rankings, a fund's performance may be compared to stock, bond, and money market mutual fund performance indices prepared by Lipper or other organizations. When comparing these indices, it is important to remember the risk and return characteristics of each type of investment. For example, while stock mutual funds may offer higher potential returns, they also carry the highest degree of share price volatility. Likewise, money market funds may offer greater stability of principal, but generally do not offer the higher potential returns available from stock mutual funds.
From time to time, a fund's performance may also be compared to other mutual funds tracked by financial or business publications and periodicals. For example, the fund may quote Morningstar, Inc. in its advertising materials. Morningstar, Inc. is a mutual fund rating service that rates mutual funds on the basis of risk-adjusted performance. Rankings that compare the performance of Fidelity funds to one another in appropriate categories over specific periods of time may also be quoted in advertising. A fund may be compared in advertising to Certificates of Deposit (CDs) or other investments issued by banks or other depository institutions. Mutual funds differ from bank investments in several respects. For example, a fund may offer greater liquidity or higher potential returns than CDs, a fund does not guarantee your principal or your return, and fund shares are not FDIC insured.
Fidelity may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market, and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussions of Fidelity's asset allocation funds and other Fidelity funds, products, and services.
Ibbotson Associates of Chicago, Illinois (Ibbotson) provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on the CPI), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.
Fidelity funds may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risks associated with the security types in any capital market may or may not correspond directly to those of the funds. Ibbotson calculates total returns in the same method as the funds. The funds may also compare performance to that of other compilations or indices that may be developed and made available in the future.
A fund may compare its performance or the performance of securities in which it may invest to averages published by IBC USA (Publications), Inc. of Ashland, Massachusetts. These averages assume reinvestment of distributions. The IBC/Donoghue's MONEY FUND AVERAGES(trademark)/Government, which is reported in the MONEY FUND REPORT(trademark), covers over 229 money market funds; IBC/Donoghue's MONEY FUND AVERAGES(trademark)/All Taxable, which is reported in the MONEY FUND REPORT(trademark), covers over 749 money market funds; IBC/Donoghue's MONEY FUND AVERAGES(trademark)/All Tax-Free, which is reported in the MONEY FUND REPORT(trademark), covers over 387 money market funds.
In advertising materials, Fidelity may reference or discuss its products and services, which may include: other Fidelity funds; retirement investing; brokerage products and services; model portfolios or allocations; saving for college or other goals; charitable giving; and the Fidelity credit card. In addition, Fidelity may quote or reprint financial or business publications and periodicals as they relate to current economic and political conditions, fund management, portfolio composition, investment philosophy, investment techniques, the desirability of owning a particular mutual fund, and Fidelity services and products. Fidelity may also reprint, and use as advertising and sales literature, articles from Fidelity Focus, a quarterly magazine provided free of charge to Fidelity fund shareholders.
A fund may present its fund number, Quotron(trademark) number, and CUSIP number, and discuss or quote its current portfolio manager.
As of August 31, 1995, FMR advised over $26.5 billion in tax-free fund assets, $79 billion in money market fund assets, $218 billion in equity fund assets, $56 billion in international fund assets, and $23 billion in Spartan fund assets. The funds may reference the growth and variety of money market mutual funds and the adviser's innovation and participation in the industry. The equity funds under management figure represents the largest amount of equity fund assets under management by a mutual fund investment adviser in the United States, making FMR America's leading equity (stock) fund manager. FMR, its subsidiaries, and affiliates maintain a worldwide information and communications network for the purpose of researching and managing investments abroad.
In addition to performance rankings, each class of a fund may compare its total expense ratio to the average total expense ratio of similar funds tracked by Lipper. A class's total expense ratio is a significant factor in comparing bond and money market investments because of its effect on yield. ADDITIONAL PURCHASE, EXCHANGE AND REDEMPTION INFORMATION
If the Trustees determine that existing conditions make cash payments undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing a class's NAV. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences. Pursuant to Rule 11a-3 under the 1940 Act, each fund is required to give shareholders at least 60 days' notice prior to terminating or modifying its exchange privilege. Under the Rule, the 60-day notification requirement may be waived if (i) the only effect of a modification would be to reduce or eliminate an administrative fee, redemption fee, or deferred sales charge ordinarily payable at the time of an exchange, or (ii) a fund suspends the redemption of the shares to be exchanged as permitted under the 1940 Act or the rules and regulations thereunder, or a fund to be acquired suspends the sale of its shares because it is unable to invest amounts effectively in accordance with its investment objective and policies.
In the prospectus, each fund has notified shareholders that it reserves the right at any time, without prior notice, to refuse exchange purchases by any person or group if, in FMR's judgment, a fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
DISTRIBUTIONS AND TAXES
DIVIDENDS. Because each fund's income is primarily derived from interest, dividends from the fund generally will not qualify for the dividends-received deduction available to corporate shareholders. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends received deduction. A portion of each fund's dividends derived from certain U.S. government obligations may be exempt from state and local taxation.
To the extent that each fund's income is designated as federally tax-exempt interest, the daily dividends declared by the fund are also federally tax-exempt. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends-received deduction. These gains will be taxed as ordinary income.
Each fund will send each shareholder a notice in January describing the tax status of dividend and capital gain distributions (if any) for the prior year.
Shareholders are required to report tax-exempt income on their federal tax returns. Shareholders who earn other income, such as social security benefits, may be subject to federal income tax on up to 85% of such benefits to the extent that their income, including tax-exempt income, exceeds certain base amounts.
Tax-Exempt purchases municipal securities that are free from federal income tax based on opinions of counsel regarding their tax status. These opinions generally will be based on covenants by the issuers or other parties regarding continuing compliance with federal tax requirements. If at any time the covenants are not complied with, distribution to shareholders of interest on a security could become federally taxable retroactive to the date a security was issued. For certain types of structured securities, opinions of counsel may also be based on the effect of the structure on the federal tax treatment of the income.
As a result of the Tax Reform Act of 1986, interest on certain "private activity" securities is subject to the federal alternative minimum tax
(AMT), although the interest continues to be excludable from gross income for other tax purposes. Interest from private activity securities will be considered tax-exempt for purposes of Tax-Exempt's policy on investing so that at least 80% of its income is free from federal income tax. Interest from private activity securities is a tax preference item for the purposes of determining whether a taxpayer is subject to the AMT and the the amount of AMT to be paid, if any. Private activity securities issued after August 7, 1986 to benefit a private or industrial user or to finance a private facility are affected by this rule.
A portion of the gain on bonds purchased with market discount after April 30, 1993 and short-term capital gains distributed by the fund are taxable to shareholders as dividends, not as capital gains. Dividend distributions resulting from a recharacterization of gain from the sale of bonds purchased with market discount after April 30, 1993 are not considered income for the purposes of Tax-Exempt's policy of investing so that at least 80% of its income is free from federal income tax. Tax-Exempt may distribute any net realized short-term capital gains and taxable market discounts once a year or more often, as necessary, to maintain its net asset value at $1.00 per share.
It is the current position of the staff of the SEC that a fund that uses the term "tax-exempt" in its name may not derive more than 20% of its income from municipal obligations that pay interest that is a preference item for purposes of the AMT. According to this position, at least 80% of Tax-Exempt's income would have to be exempt from the AMT as well as from federal income taxes.
Corporate investors should note that a tax preference item for the purposes of the corporate AMT is 75% of the amount by which adjusted current earnings (which includes tax-exempt interest) exceeds the alternative minimum taxable income of the corporation. If a shareholder receives an exempt-interest dividend and sells shares at a loss after holding them for a period of six months or less, the loss will be disallowed to the extent of the amount of the exempt-interest dividend.
CAPITAL GAIN DISTRIBUTIONS. Each fund may distribute any net realized short-term capital gains once a year or more often as necessary, to maintain its net asset value at $1.00 per share. Treasury, Government, Domestic, Money Market, Treasury Only, and Rated Money Market do not anticipate earning long-term capital gains on securities held by each fund. Tax-Exempt does not anticipate distributing long-term capital gains.
As of fiscal year ended March 31, 1995, Treasury had capital loss carryforwards aggregating approximately $1,198,000. The loss carryforward for Treasury, of which $82,000, $109,000, $142,000, $1,000, $330,000, and
$534,000 will expire on March 31, 1996, 1997, 1999, 2001, 2002 and 2003, respectively, is available to offset future capital gains.
As of fiscal year ended March 31, 1995, Government had capital loss carryforwards aggregating approximately $1,104,600. The loss carryforward for Government, of which $19,400, $200, $53,000, $271,000, and $761,000 will expire on March 31, 1996, 1997, 2001, 2002, and 2003, respectively, is available to offset future capital gains.
As of fiscal year ended March 31, 1995, Domestic had capital loss carryforwards aggregating approximately $98,000. The loss carry forward for Domestic, of which $49,000 and $49,000 will expire on March 31, 2001 and 2003, respectively, is available to offset future capital gains.
As of fiscal year ended March 31, 1995, Money Market had capital loss carryforwards aggregating approximately $1,781,000. The loss carryforward for Money Market, of which $336,000, $898,000 and $547,000 will expire on March 31, 2001, 2002, and 2003, respectively, is available to offset future capital gains.
As of fiscal year ended March 31, 1995, Treasury Only had capital loss carryforwards aggregating approximately $184,000. The loss carryforward for Treasury Only, of which $22,000 and $162,000 will expire on March 31, 2001 and 2002, respectively, is available to offset future capital gains.
As of fiscal year ended March 31, 1995, Tax-Exempt, had capital loss carryforwards aggregating approximately $528,000. The loss carryforward for Tax-Exempt, which will expire on March 31, 1996, is available to offset future capital gains.
As of fiscal year ended August 31, 1995, Rated Money Market had capital loss carryforwards aggregating approximately $74,000. The loss carryforward for Rated Money Market, of which $40,000, $32,000, and $2,000 will expire on August 31, 1996, 1997, and 1998, respectively, is available to offset future capital gains.
STATE AND LOCAL TAX ISSUES. For mutual funds organized as business trusts, state law provides for a pass-through of the state and local income tax exemption afforded to direct owners of U.S. Government securities. Some states limit this to mutual funds that invest a certain amount in U.S. Government securities, and some types of securities, such as repurchase agreements and some agency backed securities, may not qualify for this benefit. The tax treatment of your dividend distributions from a fund will be the same as if you directly owned your proportionate share of the U.S. Government securities in the fund's portfolio. Because the income earned on most U.S. Government securities in which a fund invests is exempt from state and local income taxes, the portion of your dividends from the fund attributable to these securities will also be free from income taxes. The exemption from state and local income taxation does not preclude states from assessing other taxes on the ownership of U.S. Government securities. In a number of states, corporate franchise (income) tax laws do not exempt interest earned on U.S. Government securities whether such securities are held directly or through a fund.
FOREIGN TAXES. Foreign governments may withhold taxes on dividends and interest paid with respect to foreign securities. Foreign governments may also impose taxes on other payments or gains with respect to foreign securities. If, at the close of its fiscal year, more than 50% of a fund's total assets are invested in securities of foreign issuers, the fund may elect to pass through foreign taxes paid and thereby allow shareholders to take a credit or deduction on their individual tax returns.
TAX STATUS OF THE FUNDS. Each fund intends to qualify each year as a "regulated investment company" for tax purposes so that it will not be liable for federal tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes at the fund level, each fund intends to distribute substantially all of its net investment income and net realized capital gains within each calendar year as well as on a fiscal year basis.
Each fund is treated as a separate entity from the other funds of each Trust for tax purposes.
OTHER TAX INFORMATION. The information above is only a summary of some of the tax consequences generally affecting each fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to federal income taxes, shareholders may be subject to state and local taxes on fund distributions, and shares may be subject to state and local personal property taxes. Investors should consult their tax advisers to determine whether a fund is suitable to their particular tax situation. FMR
All of the stock of FMR is owned by FMR Corp., its parent company organized in 1972. The voting common stock of FMR Corp. is divided into two classes. Class B is held predominantly by members of the Edward C. Johnson 3d family and is entitled to 49% of the vote on any matter acted upon by the voting common stock. Class A is held predominantly by non-Johnson family member employees of FMR Corp. and its affiliates and is entitled to 51% of the vote on any such matter. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Under the 1940 Act, control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company. Therefore, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR Corp.
At present, the principal operating activities of FMR Corp. are those conducted by three of its divisions as follows: FSC, which is the transfer and shareholder servicing agent for certain of the funds advised by FMR; FIIOC, which performs shareholder servicing functions for institutional customers and funds sold through intermediaries; and Fidelity Investments Retail Marketing Company, which provides marketing services to various companies within the Fidelity organization.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. In addition, restrictions on the timing of personal investing in relation to trades by Fidelity funds and on short-term trading have been adopted.
TRUSTEES AND OFFICERS
The Trustees and executive officers of the trusts are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. Trustees and officers elected or appointed to the trusts prior to the funds' conversion from series of a Massachusetts business trust served in identical capacities. All persons named as Trustees also serve in similar capacities for other funds advised by FMR. The business address of each Trustee and officer who is an "interested person" (as defined in the 1940 Act) is 82 Devonshire Street, Boston, Massachusetts 02109, which is also the address of FMR. The business address of all the other Trustees is Fidelity Investments, P.O. Box 9235, Boston, Massachusetts 02205-9235. Those Trustees who are "interested persons" by virtue of their affiliation with either the trust or FMR are indicated by an asterisk (*).
*EDWARD C. JOHNSON 3d (64), Trustee and President, is Chairman, Chief Executive Officer and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc.
*J. GARY BURKHEAD (53), Trustee and Senior Vice President, is President of FMR; and President and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc. RALPH F. COX (62), Trustee (1991), is a consultant to Western Mining Corporation (1994). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production, 1990). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Sanifill Corporation (non-hazardous waste, 1993) and CH2M Hill Companies (engineering). In addition, he served on the Board of Directors of the Norton Company (manufacturer of industrial devices, 1983-1990) and continues to serve on the Board of Directors of the Texas State Chamber of Commerce, and is a member of advisory boards of Texas A&M University and the University of Texas at Austin.
PHYLLIS BURKE DAVIS (63), Trustee (1992). Prior to her retirement in September 1991, Mrs. Davis was the Senior Vice President of Corporate Affairs of Avon Products, Inc. She is currently a Director of BellSouth Corporation (telecommunications), Eaton Corporation (manufacturing, 1991), and the TJX Companies, Inc. (retail stores, 1990), and previously served as a Director of Hallmark Cards, Inc. (1985-1991) and Nabisco Brands, Inc. In addition, she is a member of the President's Advisory Council of The University of Vermont School of Business Administration.
RICHARD J. FLYNN (71), Trustee, is a financial consultant. Prior to September 1986, Mr. Flynn was Vice Chairman and a Director of the Norton Company (manufacturer of industrial devices). He is currently a Trustee of College of the Holy Cross and Old Sturbridge Village, Inc., and he previously served as a Director of Mechanics Bank (1971-1995).
E. BRADLEY JONES (67), Trustee (1990). Prior to his retirement in 1984, Mr. Jones was Chairman and Chief Executive Officer of LTV Steel Company. He is a Director of TRW Inc. (original equipment and replacement products), Cleveland-Cliffs Inc (mining), Consolidated Rail Corporation, Birmingham Steel Corporation, and RPM, Inc. (manufacturer of chemical products, 1990), and he previously served as a Director of NACCO Industries, Inc. (mining and marketing, 1985-1995) and Hyster-Yale Materials Handling, Inc. (1985-1995). In addition, he serves as a Trustee of First Union Real Estate Investments, a Trustee and member of the Executive Committee of the Cleveland Clinic Foundation, a Trustee and member of the Executive Committee of University School (Cleveland), and a Trustee of Cleveland Clinic Florida.
DONALD J. KIRK (62), Trustee, is Executive-in-Residence (1995) at Columbia University Graduate School of Business and a financial consultant. From 1987 to January 1995, Mr. Kirk was a Professor at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Mr. Kirk is a Director of General Re Corporation (reinsurance), and he previously served as a Director of Valuation Research Corp. (appraisals and valuations, 1993-1995). In addition, he serves as Vice Chairman of the Board of Directors of the National Arts Stabilization Fund, Vice Chairman of the Board of Trustees of the Greenwich Hospital Association, and as a Member of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section (1995).
*PETER S. LYNCH (52), Trustee (1990) is Vice Chairman and Director of FMR
(1992). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991); Vice President of Fidelity Magellan Fund and FMR Growth Group Leader; and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services (1991-1992). He is a Director of W.R. Grace & Co. (chemicals) and Morrison Knudsen Corporation (engineering and construction). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield (1989) and Society for the Preservation of New England Antiquities, and as an Overseer of the Museum of Fine Arts of Boston (1990).
GERALD C. McDONOUGH (65), Trustee, is Chairman of G.M. Management Group (strategic advisory services). Prior to his retirement in July 1988, he was Chairman and Chief Executive Officer of Leaseway Transportation Corp. (physical distribution services). Mr. McDonough is a Director of ACME-Cleveland Corp. (metal working, telecommunications and electronic products), Brush-Wellman Inc. (metal refining), York International Corp. (air conditioning and refrigeration), Commercial Intertech Corp. (water treatment equipment, 1992), and Associated Estates Realty Corporation (a real estate investment trust, 1993).
EDWARD H. MALONE (70), Trustee. Prior to his retirement in 1985, Mr. Malone was Chairman, General Electric Investment Corporation and a Vice President of General Electric Company. He is a Director of Allegheny Power Systems, Inc. (electric utility), General Re Corporation (reinsurance) and Mattel Inc. (toy manufacturer). In addition, he serves as a Trustee of Corporate Property Investors, the EPS Foundation at Trinity College, the Naples Philharmonic Center for the Arts, and Rensselaer Polytechnic Institute, and he is a member of the Advisory Boards of Butler Capital Corporation Funds and Warburg, Pincus Partnership Funds.
MARVIN L. MANN (61), Trustee (1993) is Chairman of the Board, President, and Chief Executive Officer of Lexmark International, Inc. (office machines, 1991). Prior to 1991, he held the positions of Vice President of International Business Machines Corporation ("IBM") and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of M.A. Hanna Company (chemicals, 1993) and Infomart (marketing services, 1991), a Trammell Crow Co. In addition, he serves as the Campaign Vice Chairman of the Tri-State United Way (1993) and is a member of the University of Alabama President's Cabinet (1990).
THOMAS R. WILLIAMS (66), Trustee, is President of The Wales Group, Inc. (management and financial advisory services). Prior to retiring in 1987, Mr. Williams served as Chairman of the Board of First Wachovia Corporation (bank holding company), and Chairman and Chief Executive Officer of The First National Bank of Atlanta and First Atlanta Corporation (bank holding company). He is currently a Director of BellSouth Corporation (telecommunications), ConAgra, Inc. (agricultural products), Fisher Business Systems, Inc. (computer software), Georgia Power Company (electric utility), Gerber Alley & Associates, Inc. (computer software), National Life Insurance Company of Vermont, American Software, Inc., and AppleSouth, Inc. (restaurants, 1992).
FRED L. HENNING, JR. (55), Vice President, is Vice President of Fidelity's money market (1994) and fixed-income (1995) funds and Senior Vice President of FMR Texas Inc.
LELAND BARRON (36), Vice President (1989), is also Vice President of other funds advised by FMR and an employee of FMR Texas, Inc.
BURNELL STEHMAN (63), Vice President (1992), is also Vice President of other funds advised by FMR and an employee of FMR Texas, Inc.
JOHN TODD (46), Vice President (1992), is also Vice President of other funds advised by FMR and an employee of FMR Texas, Inc.
SCOTT A. ORR (33), Vice President (1992), is also Vice President of other funds advised by FMR and an employee of FMR Texas, Inc.
ARTHUR S. LORING (47), Secretary, is Senior Vice President (1993) and General Counsel of FMR, Vice President-Legal of FMR Corp., and Vice President and Clerk of FDC.
KENNETH A. RATHGEBER (47), Treasurer (1995), is Treasurer of the Fidelity funds and is an employee of FMR (1995). Before joining FMR, Mr. Rathgeber was a Vice President of Goldman Sachs & Co. (1978-1995), where he served in various positions, including Vice President of Proprietary Accounting (1988-1992), Global Co-Controller (1992-1994), and Chief Operations Officer of Goldman Sachs (Asia) LLC (1994-1995)
THOMAS D. MAHER (50), Assistant Vice President (1990), is Assistant Vice President of Fidelity's money market funds and Vice President and Associate General Counsel of FMR Texas Inc. (1990). Prior to 1990, Mr. Maher was an employee of FMR.
JOHN H. COSTELLO (48), Assistant Treasurer, is an employee of FMR.
LEONARD M. RUSH (48), Assistant Treasurer (1994), is an employee of FMR
(1994). Prior to becoming Assistant Treasurer of the Fidelity funds, Mr. Rush was Chief Compliance of Officer of FMR Corp. (1993-1994); Chief Financial Officer of Fidelity Brokerage Services, Inc. (1990-1993); and Vice President, Assistant Controller, and Director of the Accounting Department - First Boston Corp. (1986-1990).
The following table sets forth information describing the compensation of each current trustee of each fund for his or her services as trustee for the fiscal year ended March 31, 1995 (August 31, 1995 for Rated Money Market).
COMPENSATION TABLE
      Aggregate Compensation




            J. Gary    Ralph F. Phyllis Richard  Edward C.    E.      Donald  Peter S. Gerald C.  Edward    Marvin L.    Thomas
            Burkhead** Cox      Burke   J. Flynn Johnson 3d** Bradley J. Kirk Lynch**  McDonough  H.        Mann         R.
                                Davis                         Jones                               Malone                 Williams

Rated Money $ 0        $ 151    $ 145   $ 189    $ 0          $ 151   $ 153   $ 0      $ 151      $ 151     $ 151        $ 150
Market

Treasury    0          2,082    1,985   2,568    0            2,059   2,111   0        2,112      2,134     2,032        2,084

Government  0          1,672    1,600   2,059    0            1,654   1,706   0        1,708      1,723     1,632        1,683

Money
Market      0          2,371    2,246   2,942    0            2,345   2,395   0        2,395      2,416     2,312        2,360

Domestic    0          464      440     575      0            459     468     0        463        472       452          460

Tax-Exempt+ 0          1,128    1,066   1,393    0            1,111   1,129   0        1,130      1,149     1,099        1,118

Treasury
Only +      0          543      504     679      0            533     544     0        535        533       524          523


Trustees                 Pension or           Estimated Annual    Total
                         Retirement           Benefits Upon       Compensation
                         Benefits Accrued     Retirement from     from the Fund
                         as Part of Fund      the Fund            Complex*
                         Expenses from the    Complex*
                         Fund Complex*

J. Gary Burkhead**       $ 0                  $ 0                 $ 0

Ralph F. Cox              5,200                52,000              125,000

Phyllis Burke Davis       5,200                52,000              122,000

Richard J. Flynn          0                    52,000              154,500

Edward C. Johnson 3d**    0                    0                   0

E. Bradley Jones          5,200                49,400              123,500

Donald J. Kirk            5,200                52,000              125,000

Peter S. Lynch**          0                    0                   0

Gerald C. McDonough       5,200                52,000              125,000

Edward H. Malone          5,200                44,200              128,000

Marvin L. Mann            5,200                52,000              125,000

Thomas R. Williams        5,200                52,000              126,500

* Information is as of December 31, 1994 for 206 funds in the complex.
** Interested trustees of the fund are compensated by FMR.
+ The annualized amounts reported for Tax-Exempt and Treasury Only are for the periods June 1, 1994 through March 31, 1995 and August 1, 1994 through March 31, 1995, respectively. Each fund's fiscal year end changed to March 31 in February 1995.
Under a retirement program adopted in July 1988, the non-interested Trustees, upon reaching age 72, become eligible to participate in a retirement program under which they receive payments during their lifetime from a fund based on their basic trustee fees and length of service. The obligation of a fund to make such payments is not secured or funded. Trustees become eligible if, at the time of retirement, they have served on the Board for at least five years. Currently, Messrs. Ralph S. Saul, William R. Spaulding, Bertram H. Witham, and David L. Yunich, all former non-interested Trustees, receive retirement benefits under the program.
As of October 23, 1995, the Trustees and officers of each fund owned, in the aggregate, less than 1% of each fund's total outstanding shares.
As of October 25, 1995, the following owned of record or beneficially 5% or more of outstanding shares of each class of the funds:
TREASURY - CLASS I: First Union National Bank (13.32%); Bank of America (11.69%); Texas Commerce Bank, N.A. (9.93%); and First Interstate Bank (6.39%).
TREASURY - CLASS III: Bank Of New York (51.76%); First Union National Bank (17.22%); and Chemical Bank (10.09%).
GOVERNMENT - CLASS I: First Tennessee Bank, Memphis (11.28%); Shawmut Bank Of Boston, N.A. (7.47%); and Texas Commerce Bank, N.A. (7.35%).
GOVERNMENT - CLASS III: Whitney National Bank (22.53%); Boatmen's Trust Co. of St. Louis (16.08%); First Interstate Bank (13.45%); Nationsbank (12.58%); Indiana National Bank (11.37%); United National Bank (11.08%); and First Union National Bank (8.10%).
DOMESTIC - CLASS I: First Union National Bank (15.68%); Texas Commerce Bank, N.A. (11.21%); United States National Bank (10.48%); and Bank of Boston Connecticut (5.21%).
DOMESTIC - CLASS III: Boatmen's Trust Co. of St. Louis (38.71%); First Union National Bank (25.39%); Reliance Trust Company (21.96%); NationsBank (11.47%); and Exchange Bank (9.90%).
MONEY MARKET - CLASS I: FMR Corp. (8.52%); Citibank, N.A. (8.35%); and Shawmut Bank Of Boston, N.A. (5.58%).
MONEY MARKET - CLASS III: First Union National Bank (62.10%); Republic National Bank of New York (12.38%); North American Trust Company (9.45%); and Boatmen's Trust Co. of St. Louis (5.59%).
TREASURY ONLY - CLASS I: First Union National Bank (34.40%); First American Trust Company (8.80%); Ropes & Gray (7.49%); Shawmut Bank Of Boston, N.A. (7.49%); and Bingham, Dana & Gould (5.97%).
TAX-EXEMPT - CLASS I: Shawmut Bank Of Boston, N.A. (12.81%); Wachovia Bank & Trust Company (9.21%); and Fleet National Bank (5.02%).
RATED MONEY MARKET - CLASS I: Promus Companies (15.21%); Bank of America (7.94%); Metric Partners (7.66%); Eastern Utilities Associates (7.17%); and United States Trust Company of NY (5.39%).
A shareholder owning of record or beneficially more than 25% of a fund's outstanding shares may be considered a controlling person. That shareholder's vote could have a more significant effect on matters presented at a shareholders' meeting than votes of other shareholders. MANAGEMENT CONTRACTS
Each fund employs FMR to furnish investment advisory and other services. Under its management contract with each fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, directs the investments of each fund in accordance with its investment objective, policies, and limitations. FMR also provides each fund with all necessary office facilities and personnel for servicing each fund's investments, compensates all officers of each fund, all Trustees who are "interested persons" of the trusts or of FMR, and all personnel of each fund or FMR for performing services relating to research, statistical and investment activities.
In addition, FMR or its affiliates, subject to the supervision of the Board of Trustees, provide the management and administrative services necessary for the operation of each fund. These services include providing facilities for maintaining each fund's organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters, and other persons dealing with each fund; preparing all general shareholder communications and conducting shareholder relations; maintaining each fund's records and the registration of each fund's shares under federal and state laws; developing management and shareholder services for each fund; and furnishing reports, evaluations, and analyses on a variety of subjects to the Trustees.
In addition to the management fee payable to FMR and the fees payable to UMB, FIIOC, and FSC, each fund or class thereof, as applicable, pays all of its expenses, without limitation, that are not assumed by those parties. Each fund (other than Treasury Only and Rated Money Market) pays for the typesetting, printing, and mailing of its proxy materials to shareholders, legal expenses, and the fees of the custodian, auditor and non-interested Trustees. Although each fund's (other than Treasury Only's and Rated Money Market's) current management contract provides that each fund will pay for typesetting, printing, and mailing prospectuses, statements of additional information, notices and reports to shareholders, the trust, on behalf of each fund has entered into a revised transfer agent agreement with FIIOC and UMB, as applicable, pursuant to which FIIOC or UMB bears the costs of providing these services to existing shareholders of the applicable classes. Other expenses paid by each fund (other than Treasury Only and Rated Money Market) include interest, taxes, brokerage commissions, and each fund's proportionate share of insurance premiums and Investment Company Institute dues, and the costs of registering shares under federal and state securities laws. Each fund is also liable for such non-recurring expenses as may arise, including costs of any litigation to which the fund may be a party, and any obligation it may have to indemnify its officers and Trustees with respect to litigation.
FMR is responsible for the payment of all expenses of Treasury Only and Rated Money Market with certain exceptions. Specific expenses payable by FMR include, without limitation, expenses for the typesetting, printing, and mailing of proxy materials to shareholders; legal expenses, and the fees of the custodian, auditor, and interested Trustees; costs of typesetting, printing, and mailing prospectuses and statements of additional information, notices and reports to shareholders; and the fund's proportionate share of insurance premiums and Investment Company Institute dues. FMR also provides for transfer agent and dividend disbursing services through FIIOC and portfolio and general accounting record maintenance through FSC.
FMR pays all other expenses of Treasury Only and Rated Money Market with the following exceptions: fees and expenses of all Trustees of the applicable trust who are not "interested persons" of the trust or FMR (the non-interested Trustees); interest on borrowings (only for Treasury Only); taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of any litigation to which a fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to litigation.
FMR is each fund's manager pursuant to management contracts dated May 30, 1993 for the FICP funds; January 29, 1992 for Tax-Exempt; September 30, 1993 for Treasury Only; and November 1, 1986 for Rated Money Market, which were approved by shareholders on November 18, 1992, November 13, 1991, March 24, 1993, and December 8, 1994, respectively.
For the services of FMR under each contract, each fund (other than Treasury Only and Rated Money Market) pays FMR a monthly management fee at the annual rate of 0.20% of average net assets throughout the month. Treasury Only and Rated Money Market each pay FMR a monthly management fee at the annual rate of 0.42% of average net assets throughout the month. The management fees paid to FMR by Treasury Only and Rated Money Market are reduced by the fees and expenses paid by the respective funds to the non-interested Trustees. Fees received by FMR for the last three fiscal periods are shown in the table below.
Fund                  Fiscal
                     Year Ended   Management Fees Paid to FMR

Rated Money Market    8/31/95      $ 1,352,919*

                      8/31/94       1,781,535*

                      8/31/93       2,893,862*

Treasury              3/31/95       8,680,344

                      3/31/94       9,834,025

                      3/31/93       14,029,197

Government            3/31/95       6,680,088

                      3/31/94       9,660,519

                      3/31/93       12,610,880

Domestic              3/31/95       1,923,368

                      3/31/94       1,525,574

                      3/31/93       1,536,740

Money Market          3/31/95       10,436,518

                      3/31/94       10,551,990

                      3/31/93       10,066,276

Treasury Only         3/31/95**     3,279,429*

                      7/31/94       4,716,697*

                      7/31/93       4,892,175*

                      7/31/92       4,249,814*

Tax-Exempt            3/31/95**     3,789,731

                      5/31/94       5,099,831

                      5/31/93       5,036,875

                      5/31/92       4,605,577

* After reduction of fees and expenses paid by the fund to the non-interested Trustees.
** The fiscal year end of Treasury Only changed from July 31 to March 31 in February 1995. The fiscal year end of Tax-Exempt changed from May 31 to March 31 in February 1995.
FMR may, from time to time, voluntarily reimburse all or a portion of each fund's operating expenses (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses). FMR retains the ability to be repaid for these expense reimbursements in the amount that expenses fall below the limit prior to the end of the fiscal year. Expense reimbursements by FMR will increase each fund's total returns and yield and repayment of the reimbursement by each fund will lower its total returns and yield. During the fiscal periods reported, FMR voluntarily agreed subject to revision or termination, to reimburse Class I of certain funds if and to the extent that the fund's Class I total operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses) were in excess of an annual rate of its average net assets. The table below identifies the classes in reimbursement; the level at which reimbursement began; and the dollar amount reimbursed for each fiscal year ended March 31, 1995, 1994, and 1993. Prior to August 31, 1995, Rated Money Market was not in reimbursement.


                           Level at
                           Which
Fund                       Reimbur
                           sement
                           Began    Dollar Amount Reimbursed
                                    1995          1994          1993          1992

Treasury - Class I         0.20%   $ 3,129,549   $ 2,956,232   $ 3,246,298   N/A

Treasury - Class III       0.20%     409,770       570           N/A         N/A

Government - Class I       0.20%     1,894,134     2,665,587     3,508,338   N/A

Government - Class III     0.20%     42,272        N/A           N/A         N/A

Domestic - Class I         0.20%     818,759       638,552       645,507     N/A

Domestic - Class III       0.20%     48,097        N/A           N/A         N/A

Money Market - Class I     0.18%     2,772,106     2,437,428     2,697,402   N/A

Money Market - Class III   0.18%     230,324       7,565         N/A         N/A

Treasury Only - Class I*   0.20%     1,719,806     2,474,345     2,567,107   $ 2,260,410

Tax-Exempt - Class I**     0.20%     1,429,650     1,643,561     1,591,107   1,590,017


* Figures for Treasury Only are for the fiscal years ended July 31, 1992, 1993, and 1994, and the fiscal period August 1, 1994 to March 31, 1995. During the fiscal year ended July 31, 1992, the level at which reimbursement began ranged from 0.15% to 0.20%.
** Figures for Tax-Exempt are for the fiscal years ended May 31, 1992, 1993, and 1994, and the fiscal period June 1, 1994 to March 31, 1995. During the fiscal year ended May 31, 1992, the level at which reimbursement began was 0.18%.
To comply with the California Code of Regulations, FMR will reimburse each fund if and to the extent that the fund's aggregate annual operating expenses exceed specified percentages of its average net assets. The applicable percentages are 2 1/2% of the first $30 million, 2% of the next $70 million, and 1 1/2% of average net assets in excess of $100 million. When calculating each fund's expenses for purposes of this regulation, each fund may exclude interest, taxes, brokerage commissions, and extraordinary expenses, as well as a portion of its custodian fees attributable to investment in foreign securities.
SUB-ADVISER. FMR has entered into a sub-advisory agreement with FMR Texas pursuant to which FMR Texas has primary responsibility for providing portfolio investment management services to each fund.
Under each sub-advisory agreements dated May 30, 1993, January 29, 1992, September 30, 1973, and November 1, 1989 for the FICP funds, Tax-Exempt, Treasury Only, and Rated Money Market, respectively, FMR pays FMR Texas fees equal to 50% of the management fees payable by FMR under its management contract with each fund. Each sub-advisory agreement was approved by each fund's shareholders on November 18, 1994, November 13, 1991, March 24, 1993, and November 16, 1994 for the FICP funds, Tax-Exempt, Treasury Only, and Rated Money Market, respectively. The fees paid to FMR Texas are not reduced by any voluntary or mandatory expense reimbursements that may be in effect from time to time. The table below shows fees paid by FMR to FMR Texas on behalf of each fund for the fiscal years ended March 31 (August 31 for Rated Money Market), 1995, 1994, and 1993.
                        1995            1994       1993        1992

Rated Money Market    $ 676,460     $ 890,768     $ 1,446,931   N/A

Treasury               4,340,172     4,917,013     7,014,599    N/A

Government             3,340,044     4,830,260     6,305,440    N/A

Domestic               961,684       762,787       768,370      N/A

Money Market           5,218,259     5,275,995     5,033,138    N/A

Treasury Only*         1,639,715     2,358,349     2,446,088     $ 2,124,907

Tax-Exempt**           1,894,866     2,549,916     2,518,438      2,302,789

* Figures for Treasury Only are for the fiscal years ended July 31, 1992, 1993 and 1994, and the fiscal period August 1, 1994 to March 31, 1995.
** Figures for Tax-Exempt are for the fiscal years ended May 31, 1992, 1993 and 1994, and the fiscal period June 1, 1994 to March 31, 1995.
CONTRACTS WITH FMR AFFILIATES
FIIOC is transfer, dividend disbursing, and shareholder servicing agent for Class I shares of Treasury, Government, Domestic, Money Market, Treasury Only, and Rated Money Market (the Taxable Funds). UMB is the transfer agent and shareholder servicing agent for Class I shares of Tax-Exempt. UMB has entered into a sub-arrangement with FIIOC pursuant to which FIIOC performs transfer, dividend disbursing, and shareholder services for Class I shares of Tax-Exempt. FIIOC receives an annual fee and an asset-based fee based on account size. The costs of FIIOC's services for Class I of Treasury Only and Rated Money Market are borne by FMR pursuant to its management contract.
For accounts that FIIOC maintains on behalf of UMB, FIIOC receives all such fees.
In addition, FIIOC bears the expense of typesetting, printing, and mailing prospectuses, statements of additional information, and all other reports, notices, and statements to shareholders, with the exception of proxy statements. Also, FIIOC pays out-of-pocket expenses associated with providing transfer agent services.
FSC calculates NAV and dividends for Class I of each Taxable Fund, and maintains each Taxable Fund's accounting records. UMB has sub-arrangements with FSC pursuant to which FSC performs the calculations necessary to determine NAV and dividends for Class I of Tax-Exempt, and maintains the accounting records for Tax-Exempt. The annual fee rates for these pricing and bookkeeping services are based on each fund's average net assets, specifically .0175% for the first $500 million of average net assets and
 .0075% for average net assets in excess of $500 million. The fee is limited to a minimum of $20,000 and a maximum of $750,000 per year. The costs of FSC's services for Rated Money Market and Treasury Only are borne by FMR pursuant to its management contract. Pricing and bookkeeping fees, including related out-of-pocket expenses, paid to FSC by the funds (except Rated Money Market and Treasury Only) for the past three fiscal years ended March 31, 1995, 1994, and 1993 were as follows:
            Pricing and Bookkeeping Fees
               1995         1994         1993      1992

Treasury       $ 375,762   $ 419,147   $ 576,072   N/A

Government      331,070     412,411     523,696    N/A

Domestic        122,139     107,464     108,548    N/A

Money Market    441,370     445,362     429,428    N/A

Tax-Exempt*     309,306     304,324     325,195    $ 332,264

* Figures for Tax-Exempt are for the fiscal years ended May 31, 1992, 1993, and 1994, and fiscal period June 1, 1994 to March 31, 1995, annualized.
The transfer agent fees and charges for Class I of Tax-Exempt, and pricing and bookkeeping fees for Tax-Exempt described above are paid to FIIOC and FSC, respectively, by UMB, which is entitled to reimbursement from Class I or the fund, as applicable, for these expenses.
Each fund has a distribution agreement with FDC, a Massachusetts corporation organized on July 18, 1960. FDC is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of each fund, which are continuously offered at net asset value. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FMR.
DISTRIBUTION AND SERVICE PLANS
The Trustees have approved a Distribution and Service Plan on behalf of Class I of each fund (the Plans) pursuant to Rule 12b-1 under the 1940 Act (the Rule). The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of a fund except pursuant to a plan approved on behalf of the fund under the Rule. The Plans, as approved by the Trustees, allow Class I of the funds and FMR to incur certain expenses that might be considered to constitute indirect payment by the funds of distribution expenses.
Under each Plan, if the payment of management fees by the funds to FMR is deemed to be indirect financing by the funds of the distribution of their shares, such payment is authorized by the Plans. Each Plan specifically recognizes that FMR may use its management fee revenue, as well as its past profits, or its other resources from any other source to reimburse FDC for expenses incurred in connection with the distribution of Class I shares, including payments made to third parties that assist in selling Class I shares of each fund, or to third parties, including banks, that render shareholder support services. The Trustees have not authorized such payments to date.
Prior to approving each Plan, the Trustees carefully considered all pertinent factors relating to the implementation of each Plan, and have determined that there is a reasonable likelihood that the Plan will benefit the applicable class of each fund and its shareholders. In particular, the Trustees noted that each Plan does not authorize payments by Class I of each fund other than those made to FMR under its management contract with the fund. To the extent that each Plan gives FMR and FDC greater flexibility in connection with the distribution of shares of the applicable class of each fund, additional sales of fund shares may result. Furthermore, certain shareholder support services may be provided more effectively under the Plans by local entities with whom shareholders have other relationships.
The Plans were approved by shareholders of Class I of each FICP fund on November 18, 1992, Class I of Tax-Exempt on November 31, 1991, Class I of Treasury Only on March 24, 1993, and Class I of Rated Money Market on December 8, 1994. Each Plan was approved by shareholders, in connection with the corresponding reorganization transactions which took place on May 30, 1993 for the FICP funds; January 29, 1992 for Tax-Exempt; September 29, 1993 for Treasury Only; and December 29, 1994 for Rated Money Market, pursuant to Agreements and Plans of Conversion.
The Glass-Steagall Act generally prohibits federally and state chartered or supervised banks from engaging in the business of underwriting, selling, or distributing securities. Although the scope of this prohibition under the Glass-Steagall Act has not been clearly defined by the courts or appropriate regulatory agencies, FDC believes that the Glass-Steagall Act should not preclude a bank from performing shareholder support services, or servicing and recordkeeping functions. FDC intends to engage banks only to perform such functions. However, changes in federal or state statutes and regulations pertaining to the permissible activities of banks and their affiliates or subsidiaries, as well as further judicial or administrative decisions or interpretations, could prevent a bank from continuing to perform all or a part of the contemplated services. If a bank were prohibited from so acting, the Trustees would consider what actions, if any, would be necessary to continue to provide efficient and effective shareholder services. In such event, changes in the operation of the funds might occur, including possible termination of any automatic investment or redemption or other services then provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein, and banks and other financial institutions may be required to register as dealers pursuant to state law.
Each fund may execute portfolio transactions with, and purchase securities issued by, depository institutions that receive payments under the Plans. No preference for the instruments of such depository institutions will be shown in the selection of investments.
DESCRIPTION OF THE TRUSTS
TRUST ORGANIZATION. Treasury, Government, Domestic and Money Market are funds of Fidelity Institutional Cash Portfolios, an open-end management investment company organized as a Delaware business trust on May 30, 1993. The funds acquired all of the assets of U.S. Treasury Portfolio II, U.S. Government Portfolio, Domestic Money Market Portfolio, and Money Market Portfolio, respectively, of Fidelity Institutional Cash Portfolios on May 30, 1993. Currently, there are four funds of Fidelity Institutional Cash
Portfolios: Treasury, Government, Domestic, and Money Market. The Trust Instrument permits the Trustees to create additional funds.
Tax-Exempt is a fund of Fidelity Institutional Tax-Exempt Cash Portfolios, an open-end management investment company organized as a Delaware business trust on January 29, 1992. Tax-Exempt acquired all of the assets of Fidelity Institutional Tax-Exempt Cash Portfolios of Fidelity Institutional Tax-Exempt Cash Portfolios on January 29, 1992. Currently, Tax-Exempt is the only fund of Fidelity Institutional Tax-Exempt Cash Portfolios. The Trust Instrument permits the Trustees to create additional funds.
Treasury Only is a fund of Daily Money Fund, an open-end management investment company organized as a Delaware business trust on September 29, 1993. Treasury Only acquired all of the assets of Fidelity U.S. Treasury Income Portfolio of Daily Money Fund on September 29, 1993. Currently, there are six funds of Daily Money Fund: Treasury Only, Money Market Portfolio, U.S. Treasury Portfolio, Capital Reserves: U.S. Government Portfolio, Capital Reserves: Money Market Portfolio, and Capital Reserves:
Municipal Money Market Portfolio. The Trust Instrument permits the Trustees to create additional funds.
Rated Money Market is a fund of Fidelity Money Market Trust, an open-end management investment company organized as a Delaware business trust on December 29, 1994. Rated Money Market acquired all of the assets of Domestic Money Market Portfolio of Fidelity Money Market Trust on December 29, 1994. Currently, there are three funds of Fidelity Money Market Trust:
Rated Money Market, Retirement Money Market Portfolio, and Retirement Government Money Market Portfolio. The Trust Instrument permits the Trustees to create additional funds.
In the event that FMR ceases to be the investment adviser to a fund, the right of the trust or fund to use the identifying name "Fidelity" may be withdrawn. There is a remote possibility that one fund might become liable for any misstatement in its prospectus or statement of additional information about another fund.
The assets of the trusts received for the issue or sale of shares of each fund and all income, earnings, profits, and proceeds thereof, subject only to the rights of creditors, are especially allocated to such fund, and constitute the underlying assets of such fund. The underlying assets of each fund are segregated on the books of account, and are to be charged with the liabilities with respect to such fund and with a share of the general expenses of the trust. Expenses with respect to the trusts are to be allocated in proportion to the asset value of the respective funds, except where allocations of direct expense can otherwise be fairly made. The officers of the trusts, subject to the general supervision of the Board of Trustees, have the power to determine which expenses are allocable to a given fund, or which are general or allocable to all of the funds. In the event of the dissolution or liquidation of a trust, shareholders of each fund are entitled to receive as a class the underlying assets of such fund available for distribution.
SHAREHOLDER AND TRUSTEE LIABILITY. Each trust is a business trust organized under Delaware law. Delaware law provides that shareholders shall be entitled to the same limitations of personal liability extended to stockholders of private corporations for profit. The courts of some states, however, may decline to apply Delaware law on this point. The Trust Instruments contain an express disclaimer of shareholder liability for the debts, liabilities, obligations, and expenses of the trusts and require that a disclaimer be given in each contract entered into or executed by the trust or the Trustees. The Trust Instruments provide for indemnification out of each fund's property of any shareholder or former shareholder held personally liable for the obligations of the fund. The Trust Instruments also provide that each fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Delaware law does not apply, no contractual limitation of liability was in effect, and the fund is unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is extremely remote.
The Trust Instruments further provide that the Trustees, if they have exercised reasonable care, shall not be personally liable to any person other than the trust or its shareholders; moreover, the Trustees shall not be liable for any conduct whatsoever, provided that Trustees are not protected against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office. Claims asserted against one class of shares may subject holders of another class of shares to certain liabilities.
VOTING RIGHTS. Each fund's capital consists of shares of beneficial interest. As a shareholder of Rated Money Market, you receive one vote for each dollar value of net asset value you own. The shares have no preemptive or conversion rights; the voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Prospectus. Shares are fully paid and non-assessable, except as set forth under the heading "Shareholder and Trustee Liability" above. Shareholders representing 10% or more of a trust, fund or class may, as set forth in each of the Trust Instruments, call meetings of the trust, fund, or class, for any purpose related to the trust, fund, or class, as the case may be, including, in the case of a meeting of the entire trust, the purpose of voting on removal of one or more Trustees.
Any trust or fund may be terminated upon the sale of its assets to, or merger with, another open-end management investment company or series thereof, or upon liquidation and distribution of its assets. Generally such terminations must be approved by vote of the holders of a majority of the outstanding shares of the trust or fund (or, for Rated Money Market, as determined by the current value of each shareholder's investment in the fund or trust); however, the Trustees may, without prior shareholder approval, change the form of organization of the trust or fund by merger, consolidation, or incorporation. If not so terminated, the trust and its funds will continue indefinitely.
Under the Trust Instruments, the Trustees may, without shareholder vote, cause a trust to merge or consolidate into one or more trusts, partnerships, or corporations, or cause the trust to be incorporated under Delaware law, so long as the surviving entity is an open-end management investment company that will succeed to or assume the trust's registration statement. Each fund may invest all of its assets in another investment company.
CUSTODIAN. Morgan Guaranty Trust Company of New York, 60 Wall Street, New York, NY 10260 is custodian of the assets of each fund, except Treasury and Tax-Exempt. Bank of New York, 48 Wall Street, New York, New York is custodian of the assets of Treasury. The custodian for Tax-Exempt is UMB, 1010 Grand Avenue, Kansas City Missouri. The custodian is responsible for the safekeeping of a fund's assets and the appointment of subcustodian banks and clearing agencies. The custodian takes no part in determining the investment policies of a fund or in deciding which securities are purchased or sold by a fund. However, a fund may invest in obligations of the custodian and may purchase securities from or sell securities to the custodian. Chemical Bank, headquartered in New York, may also serve as a special purpose custodian of certain assets in connection with pooled repurchase agreement transactions.
FMR, its officers and directors, its affiliated companies, and the funds' Trustees may, from time to time, conduct transactions with various banks, including banks serving as custodians for certain funds advised by FMR. Transactions that have occurred to date include mortgages and personal and general business loans. In the judgment of FMR, the terms and conditions of those transactions were not influenced by existing or potential custodial or other fund relationships.
AUDITORS. Coopers & Lybrand L.L.P., 1999 Bryan Street, Suite 3000, Dallas, TX 75201 serves as the independent accountant for Tax-Exempt, Treasury Only, and Rated Money Market. Price Waterhouse LLP, 2001 Ross Avenue, Suite 1800, Dallas, TX 75201 serves as the independent accountant for the FICP funds. The auditors examine financial statements for the funds and provide other audit, tax, and related services.
FINANCIAL STATEMENTS
Each fund's financial statements and financial highlights for the fiscal year ended March 31, 1995 (August 31, 1995 for Rated Money Market) are included in the funds' Annual Report, which is a separate report supplied with this SAI. Each fund's financial statements and financial highlights are incorporated herein by reference.
APPENDIX
The descriptions that follow are examples of eligible ratings for the funds. A fund may, however, consider the ratings for other types of investments and the ratings assigned by other rating organizations when determining the eligibility of a particular investment.
DESCRIPTION OF MOODY'S INVESTORS SERVICE, INC.'S COMMERCIAL PAPER RATINGS:
Issuers rated PRIME-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:
Leading market positions in well established industries.
High rates of return on funds employed.
Conservative capitalization structures with moderate reliance on debt and ample asset protection.
Broad margins in earning coverage of fixed financial charges and with high internal cash generation.
Well-established access to a range of financial markets and assured sources of alternate liquidity.
Issuers rated PRIME-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earning trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.
DESCRIPTION OF STANDARD & POOR'S CORPORATION'S COMMERCIAL PAPER RATINGS:
A - Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1 and 2 to indicate the relative degree of safety.
A-1 - This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) sign designation.
A-2 - Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.

FIDELITY INSTITUTIONAL MONEY MARKET FUNDS: CLASS I

Supplement to the Statement of Additional Information
DATED November 1, 1995

Effective November 13, 1995, the following information replaces similar information found in the "Description of the Trusts" section on page 32.


CUSTODIAN. The Bank of New York, 48 Wall Street, New York, New York, is custodian of the assets of each fund, except Tax-Exempt. UMB, 1010 Grand Avenue, Kansas City, Missouri is custodian of the assets of Tax-Exempt. The custodian is responsible for the safekeeping of a fund's assets and the appointment of the subcustodian banks and clearing agencies. The custodian takes no part in determining the investment policies of a fund or in deciding which securities are purchased or sold by a fund. However, a fund may invest in obligations of the custodian and may purchase securities from or sell securities to the custodian. Chemical Bank, headquartered in New York, may also serve as a special purpose custodian of certain assets in connection with pooled repurchase agreement transactions.


Please read this prospectus before investing, and keep it on file for future reference. It contains important information, including how the fund invests and the services available to shareholders.
To learn more about the fund and its investments, you can obtain a copy of the fund's most recent financial report and portfolio listing or a copy of the Statement of Additional Information (SAI) dated January 19, 1996. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of either document, contact Fidelity Distributors Corporation (FDC) 82 Devonshire Street, Boston, MA 02109 at 1-800-343-9222. INVESTMENTS IN THE FUND ARE NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT, AND THERE CAN BE NO ASSURANCE THAT THE FUND WILL MAINTAIN A STABLE $1.00 SHARE PRICE.

MUTUAL FUND SHARES ARE NOT DEPOSITS
OR OBLIGATIONS OF, OR GUARANTEED BY, ANY
DEPOSITORY INSTITUTION. SHARES ARE NOT
INSURED BY THE FDIC, FEDERAL RESERVE
BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT
TO INVESTMENT RISKS, INCLUDING POSSIBLE
LOSS OF PRINCIPAL AMOUNT INVESTED.

LIKE ALL MUTUAL FUNDS, THESE
SECURITIES HAVE NOT BEEN APPROVED
OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION, NOR HAS THE
SECURITIES AND EXCHANGE COMMISSION
OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.
SLAMG-pro-196
6722

GOVERNMENT MONEY MARKET PORTFOLIO
STATE AND LOCAL ASSET
MANAGEMENT SERIES:
A Series of Fidelity Institutional Investors Trust
The fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity, and to maintain a constant net asset value per share (NAV) of $1.00.
PROSPECTUS
DATED JANUARY 19, 1996(FIDELITY_LOGO_GRAPHIC) 82 DEVONSHIRE STREET, BOSTON, MA 02109
AND
ANNUAL REPORT
FOR THE PERIOD ENDING
NOVEMBER 30, 1995
CONTENTS


PROSPECTUS
KEY FACTS                  WHO MAY WANT TO INVEST

                           EXPENSES The fund's yearly operating expenses.

                           FINANCIAL HIGHLIGHTS A summary of the fund's financial data.

                           PERFORMANCE How the fund has done over time.

THE FUND IN DETAIL         CHARTER How the fund is organized.

                           INVESTMENT PRINCIPLES AND RISKS The fund's overall approach to investing.

                           BREAKDOWN OF EXPENSES How operating costs are calculated and what they include.

YOUR ACCOUNT               HOW TO BUY SHARES Opening an account and
                           making additional investments.

                           HOW TO SELL SHARES Taking money out and closing your account.

                           INVESTOR SERVICES Services to help you manage your account.

SHAREHOLDER AND            DIVIDENDS, CAPITAL GAINS, AND TAXES
ACCOUNT POLICIES

                           TRANSACTION DETAILS Share price calculations and the timing of purchases and redemptions.

                           EXCHANGE RESTRICTIONS

ANNUAL REPORT

INVESTMENTS                         A-1   A complete list of the fund's investments with their
                                          market values.

FINANCIAL STATEMENTS                A-2   Statements of assets and liabilities, operations, and
                                          changes in net assets.

NOTES                               A-5   Notes to the financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS   A-7   The auditor's opinion.


   KEY FACTS


WHO MAY WANT TO INVEST
The fund offers an economical and convenient vehicle for investment of available cash by state and local governments, their political subdivisions, agencies, instrumentalities and public authorities. Tax-exempt bond proceeds subject to arbitrage limitations or rebate requirements under the Tax Reform Act of 1986 may also be invested in the fund by issuers, trustees or others.
The fund may be appropriate for investors who would like to earn income at current money market rates while preserving the value of their investment. The rate of income will vary from day to day, generally reflecting short-term interest rates.
The fund is managed to keep its share price stable at $1.00 and offers an added measure of safety with its focus on U.S. Government securities.
The fund does not constitute a balanced investment plan. However, because it emphasizes stability, it could be well-suited for a portion of your investment. The fund offers free checkwriting to give you a convenient way to manage your assets.
EXPENSES
SHAREHOLDER TRANSACTION EXPENSES are charges you pay when you buy or sell shares of the fund.
Maximum sales charge on purchases and reinvested distributions    None

Maximum deferred sales charge                                     None

Redemption fee                                                    None

Exchange fee                                                      None

ANNUAL OPERATING EXPENSES are paid out of the fund's assets. The fund pays a management fee to Fidelity Management & Research Company (FMR). FMR is responsible for the payment of all other fund expenses with certain limited exceptions.
The fund's expenses are factored into its share price or dividends and are not charged directly to shareholder accounts (see "Breakdown of Expenses" on page ).
The following are projections based on historical expenses of the fund and are calculated as a percentage of average net assets of the fund.
Management fee                       0.43
                                     %

12b-1 fee (Distribution Fee)         None

Other expenses                       0.00
                                     %

Total operating expenses             0.43
                                     %

EXPENSE TABLE EXAMPLE: You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and full redemption at the end of each time period:
      1      3       5       10
      Year   Years   Years   Years

      $ 4    $ 14    $ 24    $ 54

THESE EXAMPLES ILLUSTRATE THE EFFECT OF EXPENSES, BUT ARE NOT MEANT TO SUGGEST ACTUAL OR EXPECTED COSTS OR RETURNS, ALL OF WHICH MAY VARY. FINANCIAL HIGHLIGHTS
The financial highlights table that follows, and the fund's financial statements that are included in the fund's Annual Report have been audited by Coopers & Lybrand L.L.P., independent accountants. Their report on the financial statements and financial highlights is included in the Annual Report. The financial statements and the Annual Report are attached.
       SELECTED PER-SHARE DATA



Fiscal years ended    1995        1994        1993        1992         1991         1990        1989         1988        1987A
November 30

Net asset value,      $ 1.000     $ 1.000     $ 1.000     $ 1.000      $ 1.000      $ 1.000     $ 1.000      $ 1.000     $ 1.000
beginning of period

Income from Investment .055        .036        .028        .037         .058         .078        .088         .071        .018
Operations
 Net interest income

Less Distributions     (.055)      (.036)      (.028)      (.037)       (.058)       (.078)      (.088)       (.071)      (.018)
 From net interest
income

Net asset value, end of $ 1.000   $ 1.000     $ 1.000     $ 1.000      $ 1.000      $ 1.000     $ 1.000      $ 1.000     $ 1.000
period

Total return           5.62        3.63        2.82        3.73         5.98         8.09        9.17         7.29%       1.77%B
                      %           %           %           %            %            %           %            B

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of    $ 135,799   $ 244,140   $ 522,878   $ 1,084,96   $ 1,095,48   $ 935,570   $ 1,013,07   $ 372,999   $ 21,018
period                                                    3            3                        7
(000 omitted)

Ratio of expenses to  .43         .43         .43         .43          .43          .43         .43          .40%        .15%C
average               %           %           %           %            %            %           %            D           D
net assets

Ratio of net interest  5.46        3.44        2.79        3.64         5.81         7.81        8.81         7.71%       6.70%C
income to             %           %           %           %            %            %           %
average net assets


A AUGUST 27,1987 (COMMENCEMENT OF OPERATIONS) TO NOVEMBER 30, 1987.
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
D FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
PERFORMANCE
Money market fund performance can be measured as TOTAL RETURN or YIELD. The total returns and yields that follow are based on historical fund results and do not reflect the effect of taxes.
The fund's fiscal year runs from December 1 to November 30.
For the seven-day period ended November 30, 1995, the fund's yield was 5.55% and its effective yield was 5.71%.
EXPLANATION OF TERMS
TOTAL RETURN is the change in value of an investment in the fund over a given period, assuming reinvestment of any dividends and capital gains. A CUMULATIVE TOTAL RETURN reflects actual performance over a stated period of time. An AVERAGE ANNUAL TOTAL RETURN is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.
YIELD refers to the income generated by an investment in the fund over a given period of time, expressed as an annual percentage rate.
When a yield assumes that income earned is reinvested, it is called an EFFECTIVE YIELD.
SEVEN-DAY YIELD illustrates the income earned by an investment in a money market fund over a recent seven-day period. Since money market funds maintain a stable $1.00 share price, current seven-day yields are the most common illustration of money market fund performance.
The fund's performance and holdings are detailed twice a year in financial reports, which are sent to all shareholders.
For current performance call 1-800-343-9222.
TOTAL RETURNS AND YIELDS ARE BASED ON PAST RESULTS AND ARE NOT AN INDICATION OF FUTURE PERFORMANCE.
   THE FUNDS IN DETAIL


CHARTER
GOVERNMENT MONEY MARKET PORTFOLIO IS A MUTUAL FUND: an investment that pools shareholders' money and invests it toward a specified goal. The fund is a diversified fund of Fidelity Institutional Investors Trust, an open-end management investment company organized as a Delaware business trust on January 29, 1992.
THE FUND IS GOVERNED BY A BOARD OF TRUSTEES which is responsible for protecting the interests of shareholders. The trustees are experienced executives who meet throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review the fund's performance. The majority of trustees are not otherwise affiliated with Fidelity.
THE FUND MAY HOLD SPECIAL MEETINGS AND MAIL PROXY MATERIALS. These meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Shareholders not attending these meetings are encouraged to vote by proxy. The transfer agent will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. You are entitled to one vote for each share you own.
The Board of Trustees of Fidelity Institutional Investors Trust has unanimously approved an Agreement and Plan of Reorganization and Liquidation between the fund and Fidelity Institutional Cash Portfolios:
Treasury (Treasury)(Agreement and Plan). The Agreement and Plan will be presented to the fund's shareholders for their vote of approval or disapproval at a special meeting to be held on June 19, 1996. If the proposal is approved by a majority of the fund's shareholders on or about August 31, 1996, all of the assets of the fund will be merged into Treasury. Effective on or about April 22, 1996, you will be unable to open a new account in the fund.
FMR AND ITS AFFILIATES
Fidelity Investments is one of the largest investment management organizations in the United States and has its principal business address at 82 Devonshire Street, Boston, Massachusetts 02109. It includes a number of different subsidiaries and divisions which provide a variety of financial services and products. The fund employs various Fidelity companies to perform activities required for its operation.
The fund is managed by FMR, which handles the fund's business affairs. FMR Texas, located in Irving, Texas, has primary responsibility for providing investment management services.
As of November 30, 1995, FMR advised funds having approximately 23 million shareholder accounts with a total value of more than $348 billion.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.
Fidelity Distributors Corporation (FDC) distributes and markets Fidelity's funds and services. Fidelity Investments Institutional Operations Company (FIIOC) performs transfer agent servicing functions for the fund.
FMR Corp. is the ultimate parent company of FMR and FMR Texas. Members of the Edward C. Johnson 3d family are the predominant owners of a class of shares of common stock representing approximately 49% of the voting power of FMR Corp. Under the Investment Company Act of 1940 (the 1940 Act), control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company; therefore, the Johnson family may be deemed under the 1940 Act to form a controlling group with respect to FMR Corp.
To carry out the fund's transactions, FMR may use its broker-dealer affiliates and other firms that sell fund shares, provided that the fund receives services and commission rates comparable to those of other broker-dealers.
INVESTMENT PRINCIPLES AND RISKS
The fund invests in obligations issued or guaranteed as to principal and interest by the U.S. Government; obligations of U.S. Government agencies and instrumentalities that are backed by the full faith and credit of the U.S. Government; and in repurchase agreements for these obligations. The fund currently intends to invest exclusively in these instruments.
When you sell your shares, they should be worth the same amount as when you bought them. Of course, there is no guarantee that the fund will maintain a stable $1.00 share price. The fund follows industry-standard guidelines on the quality and maturity of its investments, which are designed to help maintain a stable $1.00 share price. The fund will purchase only high-quality securities that FMR believes present minimal credit risks and will observe maturity restrictions on securities it buys. In general, securities with longer maturities are more vulnerable to price changes, although they may provide higher yields. It is possible that a major change in interest rates or a default on the fund's investments could cause its share price (and the value of your investment) to change.
The fund earns income at current money market rates. It stresses preservation of capital, liquidity, and income and does not seek the higher yields or capital appreciation that more aggressive investments may provide. The fund's yield will vary from day to day and generally reflects current short-term interest rates and other market conditions. It is important to note that neither the fund nor its yield is guaranteed by the U.S. Government.
SECURITIES AND INVESTMENT PRACTICES
The following pages contain more detailed information about types of instruments in which the fund may invest, strategies FMR may employ in pursuit of the fund's investment objective, and a summary of related risks. Any restrictions listed supplement those discussed earlier in this section. A complete listing of the fund's limitations and more detailed information about the fund's investments are contained in the fund's SAI. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances.
FMR may not buy all of these instruments or use all of these techniques unless it believes that they are consistent with the fund's investment objective and policies and that doing so will help the fund achieve its goal. Current holdings and recent investment strategies are described in the fund's financial reports, which are sent to shareholders twice a year. For a free SAI or financial report, call 1-800-343-9222.
U.S. GOVERNMENT MONEY MARKET SECURITIES are short-term debt obligations issued or guaranteed by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. Not all U.S. Government securities are backed by the full faith and credit of the United States. For example, securities issued by the Federal Farm Credit Bank or by the Federal National Mortgage Association are supported by the instrumentality's right to borrow money from the U.S. Treasury under certain circumstances. However, securities issued by the Financing Corporation are supported only by the credit of the entity that issued them.
VARIABLE AND FLOATING RATE SECURITIES have interest rates that are periodically adjusted either at specific intervals or whenever a benchmark rate changes. These interest rate adjustments are designed to help stabilize the security's price.
STRIPPED SECURITIES are the separate income or principal components of a debt security. Their risks are similar to those of other money market securities, although they may be more volatile.
REPURCHASE AGREEMENTS. In a repurchase agreement, the fund buys a security at one price and simultaneously agrees to sell it back at a higher price. Delays or losses could result if the other party to the agreement defaults or becomes insolvent.
PUT FEATURES entitle the holder to put (sell back) a security to the issuer or a financial intermediary. In exchange for this benefit, the fund may pay periodic fees or accept a lower interest rate.
ILLIQUID SECURITIES. Some investments may be determined by FMR, under the supervision of the Board of Trustees, to be illiquid, which means that they may be difficult to sell promptly at an acceptable price. Difficulty in selling securities may result in a loss or may be costly to the fund. RESTRICTIONS. The fund may not purchase a security if, as a result, more than 10% of its assets would be invested in illiquid securities. WHEN-ISSUED AND DELAYED-DELIVERY TRANSACTIONS are trading practices in which payment and delivery for the securities take place at a future date. The market value of a security could change during this period, which could affect the market value of the fund's assets.
BORROWING. The fund may borrow from banks and may make additional investments while borrowings are outstanding.
RESTRICTIONS: The fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 331/3% of its total assets.
FUNDAMENTAL INVESTMENT POLICIES AND RESTRICTIONS
Some of the policies and restrictions discussed on the preceding pages are fundamental, that is, subject to change only by shareholder approval. The following paragraph restates all those that are fundamental. All policies stated throughout this prospectus, other than those identified in the following paragraph, can be changed without shareholder approval.
The fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity, and to maintain a constant net asset value per share (NAV) of $1.00. The fund may borrow only for temporary or emergency purposes, but not in an amount exceeding 331/3% of its total assets.
BREAKDOWN OF EXPENSES
Like all mutual funds, the fund pays fees related to its daily operations. Expenses paid out of the fund's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts.
FMR may, from time to time, agree to reimburse the fund for management fees above a specified limit. Reimbursement arrangements, which may be terminated at any time without notice, can decrease the fund's expenses and boost its performance.
MANAGEMENT FEE
The management fee is calculated and paid to FMR every month. FMR pays all of the expenses of the fund with limited exceptions. The annual management fee is 0.43% of the fund's average net assets.
FMR HAS A SUB-ADVISORY AGREEMENT with FMR Texas, which has primary responsibility for providing investment management for the fund, while FMR retains responsibility for providing the fund with other management services. FMR pays FMR Texas 50% of its management fee (before expense reimbursements) for these services. FMR paid FMR Texas 0.21% of the fund's average net assets for the fiscal year ended November 30, 1995.
OTHER EXPENSES
FIIOC performs transfer agency, dividend disbursing and shareholder servicing functions for the fund. Fidelity Service Co. (FSC) calculates the NAV and dividends for the fund, and maintains the fund's general accounting records.
These expenses are paid by FMR pursuant to its management contract.
The fund has adopted a DISTRIBUTION AND SERVICE PLAN. This plan recognizes that FMR may use its resources, including management fees, to pay expenses associated with the sale of fund shares. This may include reimbursing FDC for payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of the fund's shares. The Board of Trustees has authorized such payments.
The fund also pays other expenses, such as brokerage fees and commissions, taxes, and the compensation of trustees who are not affiliated with Fidelity.
   YOUR ACCOUNT


HOW TO BUY SHARES
THE FUND'S SHARE PRICE, called NAV, is calculated every business day. The fund is managed to keep its share price stable at $1.00. The fund's shares are sold without a sales charge.
Shares are purchased at the next NAV calculated after your order is received and accepted by the transfer agent. NAV is normally calculated at 3:00 p.m. and 4:00 p.m. Eastern time.
Share certificates are not available for fund shares.
IF YOU ARE NEW TO FIDELITY, an initial investment must be preceded or accompanied by a completed, signed application, which should be forwarded to:
 Fidelity Investments Institutional Services Company
 STATE AND LOCAL ASSET MANAGEMENT SERIES:
 Government Money Market Portfolio
 P.O. Box 1182 Mail Zone M2I
 Boston, MA 02103-1182
IF YOU ALREADY HAVE MONEY INVESTED IN A FIDELITY FUND, you can:
(small solid bullet) Mail an account application with a check, (small solid bullet) Place an order and wire money into your account, or (small solid bullet) Open your account by exchanging from another Fidelity fund.
An account in the fund must be registered in the name of an eligible investor. Each shareholder may establish multiple accounts as necessary to satisfy requirements regarding commingling of funds or for accounting convenience. Each such account is administered separately.
BY MAIL. Applications and checks drawn on a U.S. bank payable to "SLAM:
Government Money Market Portfolio" should be mailed to the above address. Subsequent investments may be mailed to the above address at any time and in any amount. They should always be accompanied by the fund's name, the name on the account, the account number and a pre-coded fund investment slip which will be supplied upon request to the address of record by the Client Services Government Team.
Fidelity Client Services Government Team:
Nationwide 1-800-343-9222
BY WIRE. For wiring information and instructions, you should call the investment professional through which you trade or Fidelity Client Services Government Team. There is no fee imposed by the fund for wire purchases. However, if you buy your shares through an investment professional, the investment professional may impose a fee for wire purchases.
You will earn dividends on the day of your investment, provided (i) you telephone Fidelity Client Services Government Team between 8:30 a.m. and 3:00 p.m. Eastern time on days the fund is open for business to advise them of the wire and to place the trade, and (ii) the fund's designated wire bank receives the wire before the close of the Federal Reserve Wire System on the day your purchase order is accepted by the transfer agent.
The fund also may accept investments of certain federal or state transfer payments wired directly to the fund, provided that properly executed instructions have been filed with FIIOC and the appropriate sending agency. Additional information regarding such investments may be obtained by calling the Fidelity Client Services Government Team.
MINIMUM INVESTMENTS
TO OPEN AN ACCOUNT $25,000
MINIMUM BALANCE $25,000
HOW TO SELL SHARES
You can arrange to take money out of your fund account at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next NAV calculated after your order is received and accepted by the transfer agent. NAV is normally calculated at 3:00 p.m. and 4:00 p.m. Eastern time.
TO SELL SHARES IN AN ACCOUNT, you may use any of the methods described on these two pages.
IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least $25,000 worth of shares in the account to keep it open.
BY WIRE. Redemptions may be made by calling
Fidelity Client Services Government Team
Nationwide 1-800-343-9222
You must designate on your account application the U.S. commercial bank account(s) into which you wish the redemption proceeds to be deposited. Fidelity Client Services Government Team will then notify you that this feature has been activated and that you may request wire redemptions.
You may change the bank account(s) designated to receive redemption proceeds at any time prior to making a redemption request. You should send a letter of instruction to Fidelity Client Services Government Team at the address shown on page .
There is no fee imposed by the fund for wiring of redemption proceeds. However, if you sell shares through an investment professional, the investment professional may impose a fee for wire redemptions.
Redemption proceeds will be wired via the Federal Reserve Wire System to your bank account of record. If your redemption request is received by the transfer agent before 3:00 p.m. Eastern time, redemption proceeds will normally be wired on that day. If your redemption request is received by the transfer agent after 3:00 p.m. Eastern time, redemption proceeds will normally be wired on the following business day.
The fund reserves the right to take up to seven days to pay you if making immediate payment would adversely affect the fund.
BY MAIL. You may redeem any amount from your account on any business day by submitting written instructions with an authorized signature which is on file for that account. Written requests for redemption should be mailed to Fidelity Client Services Government Team at the address listed on page .
A check made payable to the account registration will be mailed to the address of record, normally on the day following receipt of redemption instructions in proper form, and no later than seven days following receipt of such redemption instructions.
CHECKWRITING
If you have a checkbook for your account, you may write an unlimited number of checks. Do not, however, try to close out your account by check.
You should determine whether use of the checkwriting feature is restricted by state or local investment statutes.
INVESTOR SERVICES
Fidelity provides a variety of services to help you manage your account. INFORMATION SERVICES
FIDELITY'S TELEPHONE REPRESENTATIVES are available Monday through Friday, 8:30 a.m. to 6:00 p.m. Eastern time.
STATEMENTS AND REPORTS that Fidelity sends to you include the following:
(small solid bullet) Confirmation statements (after every transaction, except a reinvestment, that affects your account balance or your account registration)
(small solid bullet) Account statements (monthly)
(small solid bullet) Financial reports (every six months)
To reduce expenses, only one copy of most financial reports will be mailed, even if you have more than one account in the fund. Call Fidelity Client Services Government Team at the phone number listed on page if you need additional copies of financial reports or historical account information. SUB-ACCOUNTING AND SPECIAL SERVICES. Special processing has been arranged with FIIOC for institutions that wish to open multiple accounts (a master account and sub-accounts). You may be required to enter into a separate agreement with FIIOC. Charges for these services, if any, will be determined based on the level of services to be rendered.
ARBITRAGE REPORTING SERVICES. Special reporting is available for state and local entities that require rebate calculations for the invested proceeds of their issued tax-exempt obligations pursuant to the Tax Reform Act of 1986. Neither Fidelity nor the fund assumes responsibility for the accuracy of the services provided. Please contact Fidelity Client Services Government Team for more complete information.
SHAREHOLDER AND ACCOUNT POLICIES


DIVIDENDS, CAPITAL GAINS, AND TAXES
The fund distributes substantially all of its net investment income and capital gains, if any, to shareholders each year. Income dividends are declared daily and paid monthly.
Income dividends declared are accrued daily throughout the month and are normally distributed on the first business day of the following month. Based on prior approval of the fund, dividends relating to shares redeemed during the month can be distributed on the day of redemption. The fund reserves the right to limit this service.
Your dividend and capital gain distributions, if any, will be automatically reinvested in additional shares of the fund unless otherwise specified on your application.
Dividends will be reinvested at the fund's NAV on the last day of the month. Capital gain distributions, if any, will be reinvested at the NAV as of the record date of the distribution. The mailing of distribution checks will begin within seven days.
TAXES
As with any investment, you should consider how your investment in the fund will be taxed.
For beneficial owners of fund shares that are not states or political subdivisions of states but are otherwise taxable entities, distributions derived from net investment income and short-term capital gains are taxable as ordinary income.
Distributions are subject to federal income tax, and may also be subject to state or local taxes. Your distributions are taxable when they are paid, whether you take them in cash or reinvest them. However, distributions declared in December and paid in January are taxable as if they were paid on December 31.
For federal tax purposes, the fund's income and short-term capital gain distributions are taxed as dividends; long-term capital gain distributions, if any, are taxed as long-term capital gains.
Mutual fund dividends from U.S. Government securities are generally free from state and local income taxes. However, particular states may limit this benefit, and some types of securities, such as repurchase agreements and some agency-backed securities, may not qualify for the benefit. In addition, some states may impose intangible property taxes. You should consult your own tax adviser for details and up-to-date information on the tax laws in your state.
During the fiscal year ended November 30, 1995, 25.3% of Government Money Market Portfolio's income distributions was derived from interest on U.S. Government securities which is generally exempt from state income tax. Every January, Fidelity will send you and the IRS a statement showing the taxable distributions paid to you in the previous year.
There are tax requirements that all funds must follow in order to avoid federal taxation. In its effort to adhere to these requirements, the fund may have to limit its investment activity in some types of instruments.
The fund may be used for the investment of surplus funds of municipalities including funds which are subject to arbitrage limitations or rebate requirements of the Internal Revenue Code, as amended (the Code). Under these rebate provisions, a portion of the earnings derived from such funds may be required to be paid to the U.S. Treasury as computed in accordance with the requirements of the Code. Section 115 (1) of the Code provides, in part, that gross income does not include income derived from the exercise of any essential governmental function and accruing to a state or any political subdivision thereof and, to the extent that investments in the fund are made in connection with such functions, states or political subdivisions of states will not be subject to taxation on income or gains derived from an investment in the fund. Prospective investors are advised to consult their counsel for concurrence that investment in the fund is permitted and suitable.
TRANSACTION DETAILS
THE FUND IS OPEN FOR BUSINESS and its NAV is normally calculated each day that both the Federal Reserve Bank of New York (New York Fed) and the NYSE are open. The following holiday closings have been scheduled for 1996: New Year's Day, Martin Luther King 's Birthday, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans Day, Thanksgiving Day, and Christmas Day. Although FMR expects the same holiday schedule to be observed in the future, the New York Fed or the NYSE may modify its holiday schedule at any time. On any day that the New York Fed or the NYSE closes early, the principal government securities markets close early (such as on days in advance of holidays generally observed by participants in such markets), or as permitted by the SEC, the right is reserved to advance the time on that day by which purchase and redemption orders must be received.
To the extent that portfolio securities are traded in other markets on days when the New York Fed or the NYSE is closed, the fund's NAV may be affected on days when investors do not have access to the fund to purchase or redeem shares. Certain Fidelity funds may follow different holiday closing schedules.
THE FUND'S NAV is the value of a single share. The NAV is computed by adding the value of the fund's investments, cash, and other assets, subtracting its liabilities, and dividing the result by the number of shares outstanding. The fund values its portfolio securities on the basis of amortized cost. This method minimizes the effect of changes in a security's market value and helps the fund maintain a stable $1.00 share price.
THE FUND'S OFFERING PRICE (price to buy one share) and REDEMPTION PRICE (price to sell one share) are its NAV.
WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your social security or taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require the fund to withhold 31% of your taxable distributions and redemptions.
YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Fidelity may only be liable for losses resulting from unauthorized transactions if it does not follow reasonable procedures designed to verify the identity of the caller. Fidelity will request personalized security codes or other information, and may also record calls. You should verify the accuracy of the confirmation statements immediately after receipt. If you do not want the ability to redeem and exchange by telephone, call Fidelity for instructions. Additional documentation may be required from corporations, associations and certain fiduciaries.
IF YOU ARE UNABLE TO REACH FIDELITY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail.
THE FUND RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. The fund also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "Exchange Restrictions" on page . Purchase orders may be refused if, in FMR's opinion, they would disrupt management of the fund.
TO ALLOW FMR TO MANAGE THE FUND MOST EFFECTIVELY, you are urged to initiate all trades as early in the day as possible and to notify Fidelity Client Services Government Team in advance of transactions in excess of $1 million.
WHEN YOU PLACE AN ORDER TO BUY SHARES, your shares will be purchased at the next NAV calculated after your order is received and accepted by the transfer agent. Note the following:
(small solid bullet) All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks.
(small solid bullet) Fidelity does not accept cash.
(small solid bullet) When making a purchase with more than one check, each check must have a value of at least $50.
(small solid bullet) The fund reserves the right to limit the number of checks processed at one time.
(small solid bullet) If your check does not clear, your purchase will be canceled and you could be liable for any losses or fees the fund or Fidelity has incurred.
(small solid bullet) If your wire is not received by the close of the Federal Reserve Wire System, you could be liable for any losses or fees the fund or Fidelity has incurred or for interest and penalties.
Shareholders of record as of 3:00 p.m. Eastern time will be entitled to dividends declared that day.
Shares purchased between 3:00 p.m. and 4:00 p.m. Eastern time begin to earn income dividends on the following business day.
WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your order is received and accepted by the transfer agent. Note the following:
(small solid bullet) Shares redeemed before 3:00 p.m. Eastern time do not receive the dividend declared on the day of redemption. Shares redeemed after 3:00 p.m. Eastern time do receive the dividend declared on the day of redemption.
(small solid bullet) The fund may withhold redemption proceeds until it is reasonably assured that investments credited to your account have been received and collected.
(small solid bullet) If you sell shares by writing a check and the amount of the check is greater than the value of your account, your check will be returned to you and you may be subject to additional charges.
When the NYSE or the New York Fed is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closings, or under any emergency circumstances as determined by the SEC to merit such action, the fund may suspend redemption or postpone payment dates. In cases of suspension of the right of redemption, the request for redemption may either be withdrawn or payment may be made based on the NAV next determined after the termination of the suspension.
IF YOUR ACCOUNT BALANCE FALLS BELOW $25,000 due to redemption, the account may be closed and the proceeds may be mailed to your address of record or wired to your bank account of record, as applicable. You will be given 30 days' notice that your account will be closed unless it is increased to the minimum.
For purposes of determining the minimum balance, multiple accounts registered in the same name within the fund will be aggregated.
FIDELITY MAY CHARGE A FEE FOR SPECIAL SERVICES, such as providing historical account documents, that are beyond the normal scope of its services.
EXCHANGE RESTRICTIONS
As a shareholder you have the privilege of exchanging shares of the fund for shares of other Fidelity funds.
An exchange involves the redemption of all or a portion of the shares of one fund and the purchase of shares of another fund.
BY MAIL. You may exchange shares on any business day by submitting written instructions with an authorized signature which is on file for that account. Written requests for exchanges should contain the fund name, account number, the number of shares to be redeemed, and the name of the fund to be purchased. Written requests for exchange should be mailed to Fidelity Client Services Government Team at the address on page .
WHEN YOU PLACE AN ORDER TO EXCHANGE SHARES, shares will be redeemed at the next determined NAV after your order is received and accepted by the transfer agent. Shares of the fund to be acquired will be purchased at its next determined NAV after redemption proceeds are made available. You should note that, under certain circumstances, the fund may take up to seven days to make redemption proceeds available for the exchange purchase of shares of another fund. Exchanges processed at the 3:00 p.m. price will not earn the dividend declared for that day. In addition, please note the following:
(small solid bullet) Exchanges will not be permitted until a completed and signed account application is on file.
(small solid bullet) The fund you are exchanging into must be registered for sale in your state.
(small solid bullet) You may only exchange between accounts that are registered in the same name, address, and taxpayer identification number. (small solid bullet) Before exchanging into a fund, read its prospectus. (small solid bullet) If you exchange into a fund with a sales charge, you pay the percentage difference between that fund's sales charge and any sales charge you have already paid in connection with the shares you are exchanging.
(small solid bullet) Exchanges may have tax consequences for you.
(small solid bullet) Because excessive trading can hurt fund performance and shareholders, the fund reserves the right to temporarily or permanently terminate the exchange privilege.
(small solid bullet) The fund reserves the right to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
(small solid bullet) Your exchanges may be restricted or refused if the fund receives or anticipates simultaneous orders affecting significant portions of the fund's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the fund. Although the fund will attempt to give you prior notice whenever it is reasonably able to do so, it may impose these restrictions at any time. The fund reserves the right to terminate or modify the exchange privilege in the future.
OTHER FUNDS MAY HAVE DIFFERENT EXCHANGE RESTRICTIONS, and may impose administrative fees of up to $7.50 and redemption fees of up to 1.50% on exchanges. Check each fund's prospectus for details.
No dealer, sales representative or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus and in the related SAI, in connection with the offer contained in this Prospectus. If given or made, such other information or representations must not be relied upon as having been authorized by the fund or FDC. This Prospectus and the related SAI do not constitute an offer by the fund or by FDC to sell or to buy shares of the fund to any person to whom it is unlawful to make such offer.

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STATE AND LOCAL ASSET MANAGEMENT SERIES:
GOVERNMENT MONEY MARKET PORTFOLIO
(A SERIES OF FIDELITY INSTITUTIONAL INVESTORS TRUST)
STATEMENT OF ADDITIONAL INFORMATION
82 DEVONSHIRE STREET
BOSTON, MASSACHUSETTS 02109
JANUARY 19, 1996
This Statement of Additional Information (SAI) is not a prospectus but should be read in conjunction with the fund's current Prospectus (dated January 19, 1996). Please retain this document for future reference. The fund's financial statements and financial highlights, included in the Annual Report, for the fiscal year ended November 30, 1995, are attached to the Prospectus and are incorporated herein by reference. To obtain an additional copy of the Prospectus (and the Annual Report), please call Fidelity Distributors Corporation at 1-800-343-9222.
TABLE OF CONTENTS                                           PAGE



Investment Policies and Limitations

Portfolio Transactions

Valuation

Performance

Additional Purchase, Exchange, and Redemption Information

Distributions and Taxes

FMR

Trustees and Officers

Management Contract

Contracts with FMR Affiliates

Distribution and Service Plan

Description of the Fund

Financial Statements

Appendix

INVESTMENT ADVISER
Fidelity Management & Research Company (FMR)
SUB-ADVISER
FMR Texas Inc. (FMR Texas)
DISTRIBUTOR
Fidelity Distributors Corporation (FDC)
TRANSFER AGENT
Fidelity Investments Institutional Operations Company (FIIOC)
CUSTODIAN
The Bank of New York
SLAMG-ptb-196
INVESTMENT POLICIES AND LIMITATIONS
The following policies and limitations supplement those set forth in the Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of the fund's assets that may be invested in any security or other asset or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the fund's acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets or other circumstances will not be considered when determining whether the investment complies with the fund's investment policies and limitations.
The fund's fundamental policies and limitations cannot be changed without approval of a "majority of the outstanding voting securities" (as defined in the Investment Company Act of 1940 (1940 Act)) of the fund. However, except for the fundamental investment limitations set forth below, the investment policies and limitations described in this SAI are not fundamental and may be changed without shareholder approval. The following are the fund's fundamental investment limitations set forth in their entirety.
THE FUND MAY NOT:
(1) purchase the securities of any issuer (other than obligations issued or guaranteed by the government of the United States or its agencies or instrumentalities) if, as a result, more than 5% of the value of its total assets would be invested in the securities of any single issuer, or it would hold more than 10% of the outstanding voting securities of such issuer, except that up to 25% of the fund's assets may be invested without regard to these limitations;
(2) issue senior securities, except as permitted under the 1940 Act;
(3) sell securities short, unless it owns, or by virtue of ownership of other securities has the right to obtain, securities equivalent in kind and amount to the securities sold;
(4) purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions;
(5) borrow money, except that the fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of the value of the fund's total assets (less liabilities other than borrowings). Any borrowings that come to exceed 33 1/3% of the fund's total assets by reason of a decline in net assets will be reduced within three days to the extent necessary to comply with the 33 1/3% limitation. The fund may engage in reverse repurchase agreements;
(6) underwrite securities issued by others (except to the extent that the fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933 in the disposition of restricted securities);
(7) purchase the securities of any issuer (other than obligations issued or guaranteed by the government of the United States or its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets (taken at current value) would be invested in the securities of issuers having their principal business activities in the same industry;
(8) purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);
(9) purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; or
(10) lend any security or make any loan if, as a result, more than 33 1/3% of the fund's total assets would be lent to other parties, but this limit does not apply to purchases of debt securities or to repurchase agreements.
(11) The fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and limitations as the fund. Investment limitation (5) is construed in conformity with the 1940 Act; accordingly, "three days" means three days, exclusive of Sundays and holidays.
THE FOLLOWING LIMITATIONS ARE NOT FUNDAMENTAL, AND MAY ONLY BE CHANGED UPON 90 DAYS' PRIOR NOTIFICATION TO SHAREHOLDERS.
(i) The fund may not purchase the voting securities of any issuer.
(ii) The fund does not currently intend to sell securities short.
(iii) The fund may not borrow money except from a bank for temporary or emergency purposes. The fund may not purchase a security while borrowings as described in limitation (5) representing more than 5% of its total assets are outstanding.
(iv) The fund does not currently intend to make loans, but this limitation does not apply to purchases of debt securities or to repurchase agreements.
(v) The fund does not currently intend to (a) purchase securities of other investment companies, except in the open market where no commission except the ordinary broker's commission is paid, or (b) purchase or retain securities issued by other open-end investment companies. Limitations (a) and (b) do not apply to securities received as dividends, through offers of exchange, or as a result of a reorganization, consolidation or merger.
(vi) The fund does not currently intend to purchase the securities of any issuer (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be invested in the securities of business enterprises that, including predecessors, have a record of less than three years of continuous operation.
(vii) The fund does not currently intend to invest in oil, gas, or other mineral exploration or development programs or leases.
(viii) The fund does not currently intend to purchase any security or enter into a repurchase agreement if, as a result, more than 10% of its net assets would be invested in repurchase agreements not entitling the holder to payment of principal and interest within seven days and in securities that are illiquid by virtue of legal or contractual restrictions on resale or the absence of a readily available market.
(ix) The fund does not currently intend to engage in reverse repurchase agreements.
(x) The fund does not currently intend to underwrite securities issued by others.
(xi) The fund does not currently intend to invest in securities of real estate investment trusts that are not readily marketable, or invest in securities of real estate limited partnerships that are not listed on the New York Stock Exchange (NYSE) or the American Stock Exchange or traded on the NASDAQ National Market System.
(xii) The fund does not currently intend to purchase or sell futures contracts or call options. This limitation does not apply to options attached to, or acquired or traded together with, their underlying securities, and does not apply to securities that incorporate features similar to options or futures contracts.
(xiii) The fund does not currently intend to invest all of its assets in the securities of a single open-end management company with substantially the same fundamental objective, policies, and limitations as the fund.
For purposes of limitation (vi), pass-through entities and other special purpose vehicles or pools of financial assets, such as issuers of asset-backed securities or investment companies, are not considered "business enterprises."
ADDITIONAL SHAREHOLDER INFORMATION. The fund invests in obligations issued or guaranteed as to principal and interest by the U.S. Government; obligations of U.S. Government agencies and instrumentalities that are backed by the full faith and credit of the U.S. Government; and in repurchase agreements for these obligations. The fund currently intends to invest exclusively in these instruments. These policies may only be changed upon 90 days' prior notification to shareholders.
For the fund's policies on quality and maturity, see the section entitled "Quality and Maturity" on page .
AFFILIATED BANK TRANSACTIONS. The fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the 1940 Act. These transactions may include repurchase agreements with custodian banks; short-term obligations of, and repurchase agreements with, the 50 largest U.S. banks (measured by deposits); municipal securities; U.S. Government securities with affiliated financial institutions that are primary dealers in these securities; short-term currency transactions; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission
(SEC), the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.
DELAYED-DELIVERY TRANSACTIONS. The fund may buy and sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by the fund to purchase or sell specific securities at a predetermined price or yield, with payment and delivery taking place after the customary settlement period for that type of security. Typically, no interest accrues to the purchaser until the security is delivered.
When purchasing securities on a delayed-delivery basis, the fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations. Because the fund is not required to pay for securities until the delivery date, these risks are in addition to the risks associated with the fund's other investments. If the fund remains substantially fully invested at a time when the delayed-delivery purchases are outstanding, the delayed-delivery purchases may result in a form of leverage. When delayed-delivery purchases are outstanding, the fund will set aside appropriate liquid assets in a segregated custodial account to cover its purchase obligations. When the fund has sold a security on a delayed-delivery basis, the fund does not participate in further gains or losses with respect to the security. If the other party to a delayed-delivery transaction fails to deliver or pay for the securities, the fund could miss a favorable price or yield opportunity, or could suffer a loss.
The fund may renegotiate delayed-delivery transactions after they are entered into, and may sell underlying securities before they are delivered, which may result in capital gains or losses.
ILLIQUID INVESTMENTS are investments that cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued. Under the supervision of the Board of Trustees, FMR determines the liquidity of the fund's investments and, through reports from FMR, the Board monitors investments in illiquid instruments. In determining the liquidity of the fund's investments, FMR may consider various factors, including (1) the frequency of trades and quotations, (2) the number of dealers and prospective purchasers in the marketplace, (3) dealer undertakings to make a market, (4) the nature of the security (including any demand or tender features), and (5) the nature of the marketplace for trades (including the ability to assign or offset the fund's rights and obligations relating to the investment).
Investments currently considered by the fund to be illiquid include repurchase agreements not entitling the holder to payment of principal and interest within seven days.
INTERFUND BORROWING AND LENDING PROGRAM. Pursuant to an exemptive order issued by the SEC, the fund has received permission to lend money to, and borrow money from, other funds advised by FMR or its affiliates. Interfund loans and borrowings normally extend overnight, but can have a maximum duration of seven days. Loans may be called on one day's notice. A fund will lend through the program only when the returns are higher than those available from other short-term instruments (such as repurchase agreements), and will borrow through the program only when the costs are equal to or lower than the cost of bank loans. A fund may have to borrow from a bank at a higher interest rate if an interfund loan is called or not renewed. Any delay in repayment to a lending fund could result in a lost investment opportunity or additional borrowing costs. The fund does not currently intend to participate in the program as a lender.
PUT FEATURES entitle the holder to sell a security back to the issuer at any time or at specified intervals. They are subject to the risk that the put provider is unable to honor the put feature (purchase the security). QUALITY AND MATURITY. Pursuant to procedures adopted by the Board of Trustees, the fund may purchase only high-quality securities that FMR believes present minimal credit risks. To be considered high quality, a security must be rated in accordance with applicable rules in one of the two highest categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating services has rated the security); or, if unrated, judged to be of equivalent quality by FMR.
High-quality securities are divided into "first tier" and "second tier" securities. First tier securities are those deemed to be in the highest rating category (e.g. Standard & Poor's A-1), and second tier securities are those deemed to be in the second highest rating category (e.g. Standard & Poor's A-2). Split-rated securities may be determined to be either first tier or second tier based on applicable regulations.
The fund may not invest more than 5% of its total assets in second tier securities. In addition, the fund may not invest more than 1% of its total assets or $1 million (whichever is greater) in the second tier securities of a single issuer.
The fund currently intends to limit its investments to securities with remaining maturities of 397 days or less, and to maintain a dollar-weighted average maturity of 90 days or less. When determining the maturity of a security, the fund may look to an interest rate reset or demand feature. REPURCHASE AGREEMENTS. In a repurchase agreement, the fund purchases a security and simultaneously commits to sell that security back to the original seller at an agreed-upon price. The resale price reflects the purchase price plus an agreed-upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. To protect the fund from the risk that the original seller will not fulfill its obligation, the securities are held in an account of the fund at a bank, marked-to-market daily, and maintained at a value at least equal to the sale price plus the accrued incremental amount. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility that the value of the underlying security will be less than the resale price, as well as delays and costs to the fund in connection with bankruptcy proceedings), it is the fund's current policy to engage in repurchase agreement transactions with parties whose creditworthiness has been reviewed and found satisfactory by FMR.
SHORT SALES "AGAINST THE BOX." The fund may sell securities short when it owns or has the right to obtain securities equivalent in kind or amount to the securities sold short. Short sales could be used to protect the net asset value per share of the fund in anticipation of increased interest rates, without sacrificing the current yield of the securities sold short. If the fund enters into a short sale against the box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will be required to hold such securities while the short sale is outstanding. The fund will incur transaction costs, including interest expenses, in connection with opening, maintaining, and closing short sales against the box.
STRIPPED GOVERNMENT SECURITIES. Stripped securities are created by separating the income and principal components of a debt instrument and selling them separately. U.S. Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities) are created when the coupon payments and the principal payment are stripped from an outstanding Treasury bond by the Federal Reserve Bank. Bonds issued by government agencies also may be stripped in this fashion.
VARIABLE AND FLOATING RATE SECURITIES provide for periodic adjustments of the interest rate paid on the security. Variable rate securities provide for a specified periodic adjustment in the interest rate, while floating rate securities have interest rates that change whenever there is a change in a designated benchmark rate. Some variable or floating rate securities have put features.
PORTFOLIO TRANSACTIONS
All orders for the purchase or sale of portfolio securities are placed on behalf of the fund by FMR pursuant to authority contained in the management contract. FMR has granted investment management authority to the sub-adviser (see the section entitled "Management Contracts"), and the sub-adviser is authorized to place orders for the purchase and sale of portfolio securities, and will do so in accordance with the policies described below. FMR is also responsible for the placement of transaction orders for other investment companies and accounts for which it or its affiliates act as investment adviser. Securities purchased and sold by the fund generally will be traded on a net basis (i.e., without commission). In selecting broker-dealers, subject to applicable limitations of the federal securities laws, FMR considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer firm; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any commissions.
The fund may execute portfolio transactions with broker-dealers who provide research and execution services to the fund or other accounts over which FMR or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities or the purchasers or sellers of securities. In addition, such broker-dealers may furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts; effect securities transactions, and perform functions incidental thereto (such as clearance and settlement). FMR maintains a listing of broker-dealers who provide such services on a regular basis. However, as many transactions on behalf of the fund are placed with broker-dealers (including broker-dealers on the list) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such broker-dealers solely because such services were provided. The selection of such broker-dealers generally is made by FMR (to the extent possible consistent with execution considerations) based upon the quality of research and execution services provided.
The receipt of research from broker-dealers that execute transactions on behalf of the fund may be useful to FMR in rendering investment management services to the fund or its other clients, and conversely, such research provided by broker-dealers who have executed transaction orders on behalf of other FMR clients may be useful to FMR in carrying out its obligations to the fund. The receipt of such research has not reduced FMR's normal independent research activities; however, it enables FMR to avoid the additional expenses that could be incurred if FMR tried to develop comparable information through its own efforts.
Subject to applicable limitations of the federal securities laws, broker-dealers may receive commissions for agency transactions that are in excess of the amount of commissions charged by other broker-dealers in recognition of their research and execution services. In order to cause the fund to pay such higher commissions, FMR must determine in good faith that such commissions are reasonable in relation to the value of the brokerage and research services provided by such executing broker-dealers, viewed in terms of a particular transaction or FMR's overall responsibilities to the fund and its other clients. In reaching this determination, FMR will not attempt to place a specific dollar value on the brokerage and research services provided, or to determine what portion of the compensation should be related to those services.
FMR is authorized to use research services provided by and to place portfolio transactions with brokerage firms that have provided assistance in the distribution of shares of the fund or shares of other Fidelity funds to the extent permitted by law. FMR may use research services provided by and place agency transactions with Fidelity Brokerage Services, Inc. (FBSI) and Fidelity Brokerage Services (FBS), subsidiaries of FMR Corp., if the commissions are fair, reasonable, and comparable to commissions charged by non-affiliated, qualified brokerage firms for similar services. From September 1992 through December 1994, FBS operated under the name Fidelity Brokerage Services Limited, Inc. (FBSL). As of January 1995, FBSL was converted to an unlimited liability company and assumed the name FBS. Prior to September 4, 1992, FBSL operated under the name Fidelity Portfolio Services, Ltd. (FPSL) as a wholly owned subsidiary of Fidelity International Limited (FIL). Edward C. Johnson 3d is Chairman of FIL. Mr. Johnson 3d, Johnson family members, and various trusts for the benefit of the Johnson family own, directly or indirectly, more than 25% of the voting common stock of FIL.
Section 11(a) of the Securities Exchange Act of 1934 prohibits members of national securities exchanges from executing exchange transactions for accounts which they or their affiliates manage, unless certain requirements are satisfied. Pursuant to such requirements, the Board of Trustees has authorized FBSI to execute portfolio transactions on national securities exchanges in accordance with approved procedures and applicable SEC rules. The Trustees periodically review FMR's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the fund and review the commissions paid by the fund over representative periods of time to determine if they are reasonable in relation to the benefits to the fund.
For the fiscal years ended November 30, 1995, 1994, and 1993, the fund paid no brokerage commissions. During the fiscal year ended November 30, 1995, the fund paid no fees to brokerage firms that provided research.
From time to time the Trustees will review whether the recapture for the benefit of the fund of some portion of the brokerage commissions or similar fees paid by the fund on portfolio transactions is legally permissible and advisable. The fund seeks to recapture soliciting broker-dealer fees on the tender of portfolio securities, but at present no other recapture arrangements are in effect. The Trustees intend to continue to review whether recapture opportunities are available and are legally permissible and, if so, to determine in the exercise of their business judgment whether it would be advisable for the fund to seek such recapture.
Although the Trustees and officers of the fund are substantially the same as those of other funds managed by FMR, investment decisions for the fund are made independently from those of other funds managed by FMR or accounts managed by FMR affiliates. It sometimes happens that the same security is held in the portfolio of more than one of these funds or accounts. Simultaneous transactions are inevitable when several funds and accounts are managed by the same investment adviser, particularly when the same security is suitable for the investment objective of more than one fund or account.
When two or more funds are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with procedures believed to be appropriate and equitable for each fund. In some cases this system could have a detrimental effect on the price or value of the security as far as the fund is concerned. In other cases, however, the ability of the fund to participate in volume transactions will produce better executions and prices for the fund. It is the current opinion of the Trustees that the desirability of retaining FMR as investment adviser to the fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.
VALUATION
Fidelity Service Co. (FSC) normally determines the fund's net asset value per share (NAV) at 3:00 p.m. and 4:00 p.m. Eastern time. The valuation of portfolio securities is determined as of these times for the purpose of computing the fund's NAV.
Portfolio securities and other assets are valued on the basis of amortized cost. This technique involves initially valuing an instrument at its cost as adjusted for amortization of premium or accretion of discount rather than its current market value. The amortized cost value of an instrument may be higher or lower than the price the fund would receive if it sold the instrument.
During periods of declining interest rates, the fund's yield based on amortized cost valuation may be higher than would result if the fund used market valuations to determine its NAV. The converse would apply during periods of rising interest rates.
 Valuing the fund's investments on the basis of amortized cost and use of the term "money market fund" are permitted pursuant to Rule 2a-7 under the 1940 Act. The fund must adhere to certain conditions under Rule 2a-7, as summarized in the section entitled "Quality and Maturity" on page .
 The Board of Trustees oversees FMR's adherence to the provisions of Rule 2a-7 and has established procedures designed to stabilize the fund's NAV at $1.00. At such intervals as they deem appropriate, the Trustees consider the extent to which NAV calculated by using market valuations would deviate from $1.00 per share. If the Trustees believe that a deviation from the fund's amortized cost per share may result in material dilution or other unfair results to shareholders, the Trustees have agreed to take such corrective action, if any, as they deem appropriate to eliminate or reduce, to the extent reasonably practicable, the dilution or unfair results. Such corrective action could include selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends; redeeming shares in kind; establishing NAV by using available market quotations; and such other measures as the Trustees may deem appropriate.
PERFORMANCE
The fund may quote performance in various ways. All performance information supplied by the fund in advertising is historical and is not intended to indicate future returns. The fund's yield and total return fluctuate in response to market conditions and other factors.
YIELD CALCULATIONS. To compute the fund's yield for a period, the net change in value of a hypothetical account containing one share reflects the value of additional shares purchased with dividends from the one original share and dividends declared on both the original share and any additional shares. The net change is then divided by the value of the account at the beginning of the period to obtain a base period return. This base period return is annualized to obtain a current annualized yield. The fund also may calculate an effective yield by compounding the base period return over a one-year period. In addition to the current yield, the fund may quote yields in advertising based on any historical seven-day period. Yields for the fund are calculated on the same basis as other money market funds, as required by applicable regulations.
Yield information may be useful in reviewing the fund's performance and in providing a basis for comparison with other investment alternatives. However, the fund's yield fluctuates, unlike investments that pay a fixed interest rate over a stated period of time. When comparing investment alternatives, investors should also note the quality and maturity of the portfolio securities of respective investment companies they have chosen to consider.
Investors should recognize that in periods of declining interest rates the fund's yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the fund's yield will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to the fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the fund's holdings, thereby reducing the fund's current yield. In periods of rising interest rates, the opposite can be expected to occur.
TOTAL RETURN CALCULATIONS. Total returns quoted in advertising reflect all aspects of the fund's return, including the effect of reinvesting dividends and capital gain distributions, and any change in the fund's NAV over a stated period. Average annual total returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the fund over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative total return of 100% over ten years would produce an average annual total return of 7.18%, which is the steady annual rate of return that would equal 100% growth on a compounded basis in ten years. While average annual total returns are a convenient means of comparing investment alternatives, investors should realize that the fund's performance is not constant over time, but changes from year to year, and that average annual total returns represent averaged figures as opposed to the actual year-to-year performance of the fund.
In addition to average annual total returns, the fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Average annual and cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, or a series of redemptions, over any time period. Total returns may be broken down into their components of income and capital (including capital gains and changes in share price) in order to illustrate the relationship of these factors and their contributions to total return. Total returns may be quoted on a before-tax or after-tax basis. Total returns, yields, and other performance information may be quoted numerically or in a table, graph, or similar illustration.
HISTORICAL FUND RESULTS. The following table shows the fund's 7-day yields
and total returns for the period ended    Novem    ber 3   0    , 1995.

                           Average Annual Total Returns           Cumulative Total Returns
                           Seven-Day   One      Five               One      Five
                           Yield       Year     Years    Life of   Year     Years     Life of
                                                         Fund*                        Fund*



Government Money Market     5.55%       5.62%    4.35%    5.80%     5.62%    23.71%    59.42%
Portfolio


* Life of Fund figures are from commencement of operations of the fund - August 27, 1987.
The following table shows the income and capital elements of the fund's cumulative total return. The table compares the fund's return to the record of the Standard & Poor's Composite Index of 500 Stocks (S&P 500), the Dow Jones Industrial Average (DJIA), and the cost of living (measured by the Consumer Price Index, or CPI) over the same period. The CPI information is as of the month end closest to the initial investment date for the fund. The S&P 500 and DJIA comparisons are provided to show how the fund's total return compared to the record of a broad average of common stocks and a narrower set of stocks of major industrial companies, respectively, over the same period. Of course, since the fund invests in short-term fixed-income securities, common stocks represent a different type of investment from the fund. Common stocks generally offer greater growth potential than the fund, but generally experience greater price volatility, which means greater potential for loss. In addition, common stocks generally provide lower income than a fixed-income investment such as the fund. Figures for the S&P 500 and DJIA are based on the prices of unmanaged groups of stocks and, unlike the fund's returns, do not include the effect of paying brokerage commissions or other costs of investing.
During the period from August 27, 1987 (commencement of operations) to
   Novem    ber 3   0    , 1995, a hypothetical $10,000 investment in the
fund would have grown to $15,942, assuming all distributions were reinvested. This was a period of fluctuating interest rates and the figures below should not be considered representative of the dividend income or capital gain or loss that could be realized from an investment in the fund today.

STATE AND LOCAL ASSET MANAGEMENT SERIES:                         INDICES
Government Money Market Portfolio
Period   Value of     Value of        Value of        Total      S&P 500    DJIA       Cost of
Ended    Initial      Reinvested      Reinvested      Value                            Living
         $10,000      Dividend        Capital Gain
         Investment   Distributions   Distributions







 1995    $ 10,000     $ 5,942         $ 0             $ 15,942   $ 23,506   $ 24,464   $ 13,427

 1994    $ 10,000     $ 5,093         $ 0             $ 15,093   $ 17,160   $ 17,587   $ 13,103

 1993    $ 10,000     $ 4,565         $ 0             $ 14,565   $ 16,983   $ 16,861   $ 12,745

 1992    $ 10,000     $ 4,166         $ 0             $ 14,166   $ 15,424   $ 14,700   $ 12,413

 1991    $ 10,000     $ 3,657         $ 0             $ 13,657   $ 13,016   $ 12,500   $ 12,045

 1990    $ 10,000     $ 2,886         $ 0             $ 12,886   $ 10,815   $ 10,687   $ 11,696

 1989    $ 10,000     $ 1,921         $ 0             $ 11,921   $ 11,205   $ 10,869   $ 11,005

 1988    $ 10,000     $ 920           $ 0             $ 10,920   $ 8,564    $ 8,184    $ 10,516

 1987*   $ 10,000     $ 177           $ 0             $ 10,177   $ 6,944    $ 6,846    $ 10,087


* From August 27, 1987 (commencement of operations).
Explanatory Notes: With an initial investment of $10,000 made on August 27, 1987, the net amount invested in fund shares was $10,000. The cost of the initial investment ($10,000), together with the aggregate cost of reinvested dividends for the period covered (their cash value at the time they were reinvested), amounted to $15,942. If distributions had not been reinvested, the amount of distributions earned from the fund over time would have been smaller, and cash payments (dividends) for the period would have amounted to $4,676. The fund did not distribute any capital gains during the period. Tax consequences of different investments have not been factored into the above figures.
PERFORMANCE COMPARISONS. The fund's performance may be compared to the performance of other mutual funds in general, or to the performance of particular types of mutual funds. These comparisons may be expressed as mutual fund rankings prepared by Lipper Analytical Services, Inc. (Lipper), an independent service located in Summit, New Jersey that monitors the performance of mutual funds. Lipper generally ranks funds on the basis of total return, assuming reinvestment of distributions, but does not take sales charges or redemption fees into consideration, and is prepared without regard to tax consequences. Lipper may also rank funds based on yield. In addition to the mutual fund rankings, the fund's performance may be compared to stock, bond, and money market mutual fund performance indices prepared by Lipper or other organizations. When comparing these indices, it is important to remember the risk and return characteristics of each type of investment. For example, while stock mutual funds may offer higher potential returns, they also carry the highest degree of share price volatility. Likewise, money market funds may offer greater stability of principal, but generally do not offer the higher potential returns available from stock mutual funds.
From time to time, the fund's performance may also be compared to other mutual funds tracked by financial or business publications and periodicals. For example, the fund may quote Morningstar, Inc. in its advertising materials. Morningstar, Inc. is a mutual fund rating service that rates mutual funds on the basis of risk-adjusted performance. Rankings that compare the performance of Fidelity funds to one another in appropriate categories over specific periods of time may also be quoted in advertising. The fund may be compared in advertising to Certificates of Deposit (CDs) or other investments issued by banks or other depository institutions. Mutual funds differ from bank investments in several respects. For example, the fund may offer greater liquidity or higher potential returns than CDs, the fund does not guarantee your principal or your return, and fund shares are not FDIC insured.
Fidelity may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market, and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussions of Fidelity's asset allocation funds and other Fidelity funds, products, and services.
Ibbotson Associates of Chicago, Illinois (Ibbotson) provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation based on the CPI, and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.
Fidelity funds may use the performance of these capital markets in order to demonstrate general risk-versus-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risks associated with the security types in any capital market may or may not correspond directly to those of the funds. Ibbotson calculates total returns in the same method as the funds. The funds may also compare performance to that of other compilations or indices that may be developed and made available in the future.
The fund may compare its performance or the performance of securities in which it may invest to averages published by IBC USA (Publications), Inc. of Ashland, Massachusetts. These averages assume reinvestment of distributions. The IBC/Donoghue's MONEY FUND AVERAGES(trademark)/Government, which is reported in the MONEY FUND REPORT(registered trademark), covers over 229 money market funds and IBC/Donoghue's MONEY FUND AVERAGES(trademark) /All Taxable, which is reported in the MONEY FUND REPORT(registered trademark), covers over 772 money market funds.
In advertising materials, Fidelity may reference or discuss its products and services, which may include other Fidelity funds; retirement investing; brokerage products and services; model portfolios or allocations; saving for college or other goals; charitable giving; and the Fidelity credit card. In addition, Fidelity may quote or reprint financial or business publications and periodicals as they relate to current economic and political conditions, fund management, portfolio composition, investment philosophy, investment techniques, the desirability of owning a particular mutual fund, and Fidelity services and products. Fidelity may also reprint, and use as advertising and sales literature, articles from Fidelity Focus, a quarterly magazine provided free of charge to Fidelity fund shareholders. The fund may present its fund number, Quotron(trademark) number, and CUSIP number, and discuss or quote its current portfolio manager.
As of    Novem    ber 3   0    , 1995, FMR advised over $26.5 billion in
tax-free fund assets, $81 billion in money market fund assets, $234 billion in equity fund assets, $48 billion in international fund assets, and $23 billion in Spartan fund assets. The fund may reference the growth and variety of money market mutual funds and the adviser's innovation and participation in the industry. The equity funds under management figure represents the largest amount of equity fund assets under management by a mutual fund investment adviser in the United States, making FMR America's leading equity (stock) fund manager. FMR, its subsidiaries, and affiliates maintain a worldwide information and communications network for the purpose of researching and managing investments abroad.
In addition to performance rankings, the fund may compare its total expense ratio to the average total expense ratio of similar funds tracked by Lipper. A fund's total expense ratio is a significant factor in comparing bond and money market investments because of its effect on yield. ADDITIONAL PURCHASE, EXCHANGE, AND REDEMPTION INFORMATION
If the Trustees determine that existing conditions make cash payment undesirable, redemption payments may be made in whole or in part in securities or other property, valued for this purpose as they are valued in computing the fund's NAV. Shareholders receiving securities or other property on redemption may realize a gain or loss for tax purposes, and will incur any costs of sale, as well as the associated inconveniences. Pursuant to Rule 11a-3 under the 1940 Act, the fund is required to give shareholders at least 60 days' notice prior to terminating or modifying its exchange privilege. Under the Rule, the 60-day notification requirement may be waived if (i) the only effect of a modification would be to reduce or eliminate an administrative fee, redemption fee, or deferred sales charge ordinarily payable at the time of an exchange, or (ii) the fund suspends the redemption of the shares to be exchanged as permitted under the 1940 Act or the rules and regulations thereunder, or the fund to be acquired suspends the sale of its shares because it is unable to invest amounts effectively in accordance with its investment objective and policies.
In the prospectus, the fund has notified shareholders that it reserves the right at any time, without prior notice, to refuse exchange purchases by any person or group if, in FMR's judgment, the fund would be unable to invest effectively in accordance with its investment objective and policies or would otherwise potentially be adversely affected.
DISTRIBUTIONS AND TAXES
DISTRIBUTIONS. If you request to have distributions mailed to you and the U.S. Postal Service cannot deliver your checks, or if your checks remain uncashed for six months, Fidelity may reinvest your distributions at the then-current NAV. All subsequent distributions will then be reinvested until you provide Fidelity with alternate instructions.
DIVIDENDS. Because the fund's income is primarily derived from interest, dividends from the fund generally will not qualify for the dividends-received deduction available to corporate shareholders. Short-term capital gains are distributed as dividend income, but do not qualify for the dividends-received deduction. A portion of the fund's dividends derived from certain U.S. Government obligations may be exempt from state and local taxation. The fund will send each shareholder a notice in January describing the tax status of dividend and capital gain distributions (if any) for the prior year.
CAPITAL GAIN DISTRIBUTIONS. The fund may distribute any net realized short-term capital gains once a year or more often as necessary, to maintain its net asset value of $1.00 per share. The fund does not anticipate earning long-term capital gains on securities held by the fund. As of fiscal year ended November 30, 1995, the fund had a capital loss carryforward aggregating approximately $100,000. This loss carryforward, of which $29,000, $9,000, $48,000 and $14,000 will expire on November 30,
1999, 2001, 2002, and 2003, respectively, is available to offset future capital gains.
STATE AND LOCAL TAX ISSUES. For mutual funds organized as business trusts, state law provides for a pass-through of the state and local income tax exemption afforded to direct owners of U.S. Government securities. Some states limit this to mutual funds that invest a certain amount in U.S. Government securities, and some types of securities, such as repurchase agreements and some agency backed securities, may not qualify for this benefit. The tax treatment of your dividend distributions from the fund will be the same as if you directly owned your proportionate share of the U.S. Government securities in the fund's portfolio. Because the income earned on most U.S. Government securities in which the fund invests is exempt from state and local income taxes, the portion of your dividends from the fund attributable to these securities will also be free from income taxes. The exemption from state and local income taxation does not preclude states from assessing other taxes on the ownership of U.S. Government securities. In a number of states, corporate franchise (income) tax laws do not exempt interest earned on U.S. Government securities whether such securities are held directly or through a fund.
TAX STATUS OF THE FUND. The fund intends to qualify each year as a "regulated investment company" for tax purposes so that it will not be liable for federal tax on income and capital gains distributed to shareholders. In order to qualify as a regulated investment company and avoid being subject to federal income or excise taxes at the fund level, the fund intends to distribute substantially all of its net investment income and net realized capital gains within each calendar year as well as on a fiscal year basis.
OTHER TAX INFORMATION. The information above is only a summary of some of the tax consequences generally affecting the fund and its shareholders, and no attempt has been made to discuss individual tax consequences. In addition to federal income taxes, shareholders may be subject to state and local taxes on fund distributions, and shares may be subject to state and local taxes on fund distributions, and shares may be subject to state and local personal property taxes. Investors should consult their tax advisors to determine whether the fund is suitable to their particular tax situation.
FMR
All of the stock of FMR is owned by FMR Corp., its parent organized in 1972. The voting common stock of FMR Corp. is divided into two classes. Class B is held predominantly by members of the Edward C. Johnson 3d family and is entitled to 49% of the vote on any matter acted upon by the voting common stock. Class A is held predominantly by non-Johnson family member employees of FMR Corp. and its affiliates and is entitled to 51% of the vote on any such matter. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Under the 1940 Act, control of a company is presumed where one individual or group of individuals owns more than 25% of the voting stock of that company. Therefore, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the 1940 Act, to form a controlling group with respect to FMR Corp.
At present, the principal operating activities of FMR Corp. are those conducted by three of its divisions as follows: FSC, which is the transfer and shareholder servicing agent for certain of the funds advised by FMR; Fidelity Investments Institutional Operations Company, which performs shareholder servicing functions for institutional customers and funds sold through intermediaries; and Fidelity Investments Retail Marketing Company, which provides marketing services to various companies within the Fidelity organization.
Fidelity investment personnel may invest in securities for their own account pursuant to a code of ethics that sets forth all employees' fiduciary responsibilities regarding the funds, establishes procedures for personal investing and restricts certain transactions. For example, all personal trades in most securities require pre-clearance, and participation in initial public offerings is prohibited. In addition, restrictions on the timing of personal investing in relation to trades by Fidelity funds and on short-term trading have been adopted.
TRUSTEES AND OFFICERS
The Trustees and executive officers of the trust are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. Trustees and officers elected or appointed to Fidelity Institutional Investors Trust prior to the fund's conversion from a series of a Massachusetts business trust served in identical capacities. All persons named as Trustees also serve in similar capacities for other funds advised by FMR. The business address of each Trustee and officer who is an "interested person" (as defined in the Investment Company Act of 1940) is 82 Devonshire Street, Boston, Massachusetts 02109, which is also the address of FMR. The business address of all the other Trustees is Fidelity Investments, P.O. Box 9235, Boston, Massachusetts 02205-9235. Those Trustees who are "interested persons" by virtue of their affiliation with either the trust or FMR are indicated by an asterisk (*).
*EDWARD C. JOHNSON 3d (65), Trustee and President, is Chairman, Chief Executive Officer and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; Chairman and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc.
*J. GARY BURKHEAD (54), Trustee and Senior Vice President, is President of FMR; and President and a Director of FMR Texas Inc., Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc. RALPH F. COX (63), Trustee (1991), is a consultant to Western Mining Corporation (1994). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production, 1990). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Sanifill Corporation (non-hazardous waste, 1993) and CH2M Hill Companies (engineering). In addition, he served on the Board of Directors of the Norton Company (manufacturer of industrial devices, 1983-1990) and continues to serve on the Board of Directors of the Texas State Chamber of Commerce, and is a member of advisory boards of Texas A&M University and the University of Texas at Austin.
PHYLLIS BURKE DAVIS (63), Trustee (1992). Prior to her retirement in September 1991, Mrs. Davis was the Senior Vice President of Corporate Affairs of Avon Products, Inc. She is currently a Director of BellSouth Corporation (telecommunications), Eaton Corporation (manufacturing, 1991), and the TJX Companies, Inc. (retail stores, 1990), and previously served as a Director of Hallmark Cards, Inc. (1985-1991) and Nabisco Brands, Inc. In addition, she is a member of the President's Advisory Council of The University of Vermont School of Business Administration.
RICHARD J. FLYNN (71), Trustee, is a financial consultant. Prior to September 1986, Mr. Flynn was Vice Chairman and a Director of the Norton Company (manufacturer of industrial devices). He is currently a Trustee of College of the Holy Cross and Old Sturbridge Village, Inc., and he previously served as a Director of Mechanics Bank (1971-1995).
E. BRADLEY JONES (68), Trustee (1990). Prior to his retirement in 1984, Mr. Jones was Chairman and Chief Executive Officer of LTV Steel Company. He is a Director of TRW Inc. (original equipment and replacement products), Cleveland-Cliffs Inc (mining), Consolidated Rail Corporation, Birmingham Steel Corporation, and RPM, Inc. (manufacturer of chemical products, 1990), and he previously served as a Director of NACCO Industries, Inc. (mining and marketing, 1985-1995) and Hyster-Yale Materials Handling, Inc. (1985-1995). In addition, he serves as a Trustee of First Union Real Estate Investments, a Trustee and member of the Executive Committee of the Cleveland Clinic Foundation, a Trustee and member of the Executive Committee of University School (Cleveland), and a Trustee of Cleveland Clinic Florida.
DONALD J. KIRK (63), Trustee, is Executive-in-Residence (1995) at Columbia University Graduate School of Business and a financial consultant. From 1987 to January 1995, Mr. Kirk was a Professor at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Mr. Kirk is a Director of General Re Corporation (reinsurance), and he previously served as a Director of Valuation Research Corp. (appraisals and valuations, 1993-1995). In addition, he serves as Chairman of the Board of Directors of the National Arts Stabilization Fund, Vice Chairman of the Board of Trustees of the Greenwich Hospital Association, and as a Member of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section (1995).
*PETER S. LYNCH (52), Trustee (1990) is Vice Chairman and Director of FMR
(1992). Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991); Vice President of Fidelity Magellan Fund and FMR Growth Group Leader; and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services (1991-1992). He is a Director of W.R. Grace & Co. (chemicals) and Morrison Knudsen Corporation (engineering and construction). In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield (1989) and Society for the Preservation of New England Antiquities, and as an Overseer of the Museum of Fine Arts of Boston (1990).
GERALD C. McDONOUGH (66), Trustee, is Chairman of G.M. Management Group (strategic advisory services). Prior to his retirement in July 1988, he was Chairman and Chief Executive Officer of Leaseway Transportation Corp. (physical distribution services). Mr. McDonough is a Director of ACME-Cleveland Corp. (metal working, telecommunications and electronic products), Brush-Wellman Inc. (metal refining), York International Corp. (air conditioning and refrigeration), Commercial Intertech Corp. (water treatment equipment, 1992), and Associated Estates Realty Corporation (a real estate investment trust, 1993).
EDWARD H. MALONE (71), Trustee. Prior to his retirement in 1985, Mr. Malone was Chairman, General Electric Investment Corporation and a Vice President of General Electric Company. He is a Director of Allegheny Power Systems, Inc. (electric utility), General Re Corporation (reinsurance) and Mattel Inc. (toy manufacturer). In addition, he serves as a Trustee of the Naples Philharmonic Center for the Arts and Rensselaer Polytechnic Institute, and he is a member of the Advisory Boards of Butler Capital Corporation Funds and Warburg, Pincus Partnership Funds.
MARVIN L. MANN (62), Trustee (1993) is Chairman of the Board, President, and Chief Executive Officer of Lexmark International, Inc. (office machines, 1991). Prior to 1991, he held the positions of Vice President of International Business Machines Corporation ("IBM") and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of M.A. Hanna Company (chemicals, 1993) and Infomart (marketing services, 1991), a Trammell Crow Co. In addition, he serves as the Campaign Vice Chairman of the Tri-State United Way (1993) and is a member of the University of Alabama President's Cabinet (1990).
THOMAS R. WILLIAMS (67), Trustee, is President of The Wales Group, Inc. (management and financial advisory services). Prior to retiring in 1987, Mr. Williams served as Chairman of the Board of First Wachovia Corporation (bank holding company), and Chairman and Chief Executive Officer of The First National Bank of Atlanta and First Atlanta Corporation (bank holding company). He is currently a Director of BellSouth Corporation (telecommunications), ConAgra, Inc. (agricultural products), Fisher Business Systems, Inc. (computer software), Georgia Power Company (electric utility), Gerber Alley & Associates, Inc. (computer software), National Life Insurance Company of Vermont, American Software, Inc., and AppleSouth, Inc. (restaurants, 1992).
FRED L. HENNING, JR. (56), Vice President, is Vice President of Fidelity's money market (1994) and fixed-income (1995) funds and Senior Vice President of FMR Texas Inc.
LELAND BARRON (36), Vice President of the fund (1992), and other funds advised by FMR, is an employee of FMR.
ARTHUR S. LORING (48), Secretary, is Senior Vice President (1993) and General Counsel of FMR, Vice President-Legal of FMR Corp., and Vice President and Clerk of FDC.
KENNETH A. RATHGEBER (48), Treasurer (1995), is Treasurer of the Fidelity funds and is an employee of FMR (1995). Before joining FMR, Mr. Rathgeber was a Vice President of Goldman Sachs & Co. (1978-1995), where he served in various positions, including Vice President of Proprietary Accounting (1988-1992), Global Co-Controller (1992-1994), and Chief Operations Officer of Goldman Sachs (Asia) LLC (1994-1995)
THOMAS D. MAHER (50), Assistant Vice President (1990), is Assistant Vice President of Fidelity's money market funds and Vice President and Associate General Counsel of FMR Texas Inc. (1990). Prior to 1990, Mr. Maher was an employee of FMR.
JOHN H. COSTELLO (49), Assistant Treasurer, is an employee of FMR.
LEONARD M. RUSH (49), Assistant Treasurer (1994), is an employee of FMR
(1994). Prior to becoming Assistant Treasurer of the Fidelity funds, Mr. Rush was Chief Compliance of Officer of FMR Corp. (1993-1994); Chief Financial Officer of Fidelity Brokerage Services, Inc. (1990-1993); and Vice President, Assistant Controller, and Director of the Accounting Department - First Boston Corp. (1986-1990).
The following table sets forth information describing the compensation of each current Trustee of the fund for his or her services as trustee for the fiscal year ended November 30, 1995.
      COMPENSATION TABLE


Trustees                  Aggregate       Pension or           Estimated Annual    Total
                          Compensation    Retirement           Benefits Upon       Compensation
                          from            Benefits Accrued     Retirement from     from the Fund
                          the Fund        as Part of Fund      the Fund            Complex*
                                          Expenses from the    Complex*
                                          Fund Complex*

J. Gary Burkhead **       $ 0             $ 0                  $ 0                 $ 0

Ralph F. Cox               101             5,200                52,000              128,000

Phyllis Burke Davis        98              5,200                52,000              125,000

Richard J. Flynn           127             0                    52,000              160,500

Edward C. Johnson 3d **    0               0                    0                   0

E. Bradley Jones           101             5,200                49,400              128,000

Donald J. Kirk             103             5,200                52,000              129,500

Peter S. Lynch **          0               0                    0                   0

Gerald C. McDonough        101             5,200                52,000              128,000

Edward H. Malone           101             5,200                44,200              128,000

Marvin L. Mann             99              5,200                52,000              128,000

Thomas R. Williams         100             5,200                52,000              125,000


* Information is as of December 31, 1995 for 219 funds in the complex.
** Interested trustees of the fund are compensated by FMR.
The non-interested Trustees may elect to defer receipt of all or a percentage of their annual fees in accordance with the terms of a Deferred Compensation Plan (the Plan). Under the Plan, compensation deferred by a Trustee is periodically adjusted as though an equivalent amount had been invested and reinvested in shares of one or more funds in the complex designated by such Trustee (designated securities).The amount paid to the Trustee under the Plan will be determined based upon the performance of such investments. Deferral of Trustees' fees in accordance with the Plan will have a negligible effect on the fund's assets, liabilities, and net income per share, and will not obligate the fund to retain the services of any Trustee or to pay any particular level of compensation to the Trustee. The fund may invest in such designated securities under the Plan without shareholder approval.
Under a retirement program adopted in July 1988, the non-interested Trustees, upon reaching age 72, become eligible to participate in a retirement program under which they receive payments during their lifetime from a fund based on their basic trustee fees and length of service. The obligation of a fund to make such payments is not secured or funded. Trustees become eligible if, at the time of retirement, they have served on the Board for at least five years. Currently, Messrs. Ralph S. Saul, William R. Spaulding, Bertram H. Witham, and David L. Yunich, all former non-interested Trustees, receive retirement benefits under the program.
As of January 2, 1996, the Trustees and officers of the fund owned, in the aggregate, less than 1% of the fund's total outstanding shares.
As of December 28, 1995, the following owned of record or beneficially 5% or more of outstanding shares of the fund: Culver City, Culver City, CA (11.16%); City of Baltimore, Baltimore, MD (8.73%); City of Tustin, Tustin, CA (7.25%); Massachusetts Health & Educational, Boston, MA (7.07%); City of Evanston, Evanston, IL (5.59%); and Pompano Beach City, Pompano Beach, FL (5.07%).
MANAGEMENT CONTRACT
The fund employs FMR to furnish investment advisory and other services. Under its management contract with the fund, FMR acts as investment adviser and, subject to the supervision of the Board of Trustees, directs the investments of the fund in accordance with its investment objective, policies and limitations. FMR also provides the fund with all necessary office facilities and personnel for servicing the fund's investments, compensates all officers of the fund and all Trustees who are "interested persons" of the trust or of FMR, and all personnel of the fund or FMR performing services relating to research, statistical, and investment activities.
In addition, FMR or its affiliates, subject to the supervision of the Board of Trustees, provides the management and administrative services necessary for the operation of the fund. These services include providing facilities for maintaining the fund's organization; supervising relations with custodians, transfer and pricing agents, accountants, underwriters, and other persons dealing with the fund; preparing all general shareholder communications and conducting shareholder relations; maintaining the fund's records and the registration of the fund's shares under federal and state laws; developing management and shareholder services for the fund; and furnishing reports, evaluations, and analyses on a variety of subjects to the Trustees.
FMR is responsible for the payment of all expenses of the fund with certain exceptions. Specific expenses payable by FMR include, without limitation, expenses for the typesetting, printing, and mailing proxy materials to shareholders; legal expenses, and the fees of the custodian, auditor, and interested Trustees; costs of typesetting, printing, and mailing prospectuses and statements of additional information, notices and reports to shareholders; the fund's proportionate share of insurance premiums and Investment Company Institute dues. FMR also provides for transfer agent and dividend disbursing services through FIIOC and portfolio and general accounting record maintenance through FSC.
FMR pays all other expenses of the fund with the following exceptions: fees and expenses of all Trustees of the trust who are not "interested persons" of the trust or FMR; taxes; brokerage commissions (if any); and such nonrecurring expenses as may arise, including costs of litigation to which the fund may be a party, and any obligation it may have to indemnify the officers and Trustees with respect to any litigation.
FMR is the fund's manager pursuant to a management contract dated January 29, 1992, which was approved by shareholders on November 13, 1991. The management fee paid to FMR is reduced by an amount equal to the fees and expenses paid by the fund to the non-interested Trustees.
For the services of FMR under the contract, the fund pays FMR a monthly management fee at the annual rate of 0.43% of the average net assets of the fund throughout the month. For the fiscal years ended November 30, 1995, 1994, and 1993, FMR received $840,945, $1,704,235, and $3,625,261, respectively, after reduction of fees and expenses paid by the fund to the non-interested Trustees.
FMR may, from time to time, voluntarily reimburse all or a portion of the fund's operating expenses (exclusive of interest, taxes, brokerage commissions, and extraordinary expenses). FMR retains the ability to be repaid for these expense reimbursements in the amount that expenses fall below the limit prior to the end of the fiscal year. Expense reimbursements by FMR will increase the fund's total returns and yield and repayment of the reimbursement by the fund will lower its total returns and yield.
To comply with the California Code of Regulations, FMR will reimburse the fund if and to the extent that the fund's aggregate annual operating expenses exceed specified percentages of its average net assets. The applicable percentages are 2 1/2% of the first $30 million, 2% of the next $70 million, and 1 1/2% of average net assets in excess of $100 million. When calculating the fund's expenses for purposes of this regulation, the fund may exclude interest, taxes, brokerage commissions, and extraordinary expenses, as well as a portion of its custodian fees attributable to investments in foreign securities.
SUB-ADVISER. FMR has entered into a sub-advisory agreement with FMR Texas Inc. (FMR Texas) pursuant to which FMR Texas has primary responsibility for providing portfolio investment management services to the fund.
Under the sub-advisory agreement, dated January 29, 1992, which was approved by shareholders on November 13, 1991, FMR pays FMR Texas fees equal to 50% of the management fee payable to FMR under its management contract with the fund. The fees paid to FMR Texas are not reduced by any voluntary or mandatory expense reimbursements that may be in effect from time to time. On behalf of the fund, for the fiscal years ended November 30, 1995, 1994, and 1993, FMR paid FMR Texas fees of $420,473, $850,057, and $1,801,405, respectively.
CONTRACTS WITH FMR AFFILIATES
FIIOC, an affiliate of FMR, is the transfer, dividend disbursing, and shareholder servicing agent for the fund. Under this arrangement, FIIOC receives an annual account fee and an asset based fee for each account based on account size. FSC, an affiliate of FMR, performs the calculations necessary to determine the NAV and dividends for the fund, and maintains the fund's accounting records. FSC receives a fee based on the fund's average net assets. FMR must bear the cost of transfer, dividend disbursing, shareholder servicing, and pricing and bookkeeping services pursuant to its management contract with the fund.
FIIOC bears the expense of typesetting, printing, and mailing prospectuses, statements of additional information, and all other reports, notices, and statements to shareholders, with the exception of proxy statements. Also, FIIOC pays out-of-pocket expenses associated with transfer agent services. The fund has a distribution agreement with FDC, a Massachusetts corporation organized on July 18, 1960. FDC is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The distribution agreement calls for FDC to use all reasonable efforts, consistent with its other business, to secure purchasers for shares of the fund, which are continuously offered at NAV. Promotional and administrative expenses in connection with the offer and sale of shares are paid by FMR.
DISTRIBUTION AND SERVICE PLAN
The Trustees have approved a Distribution and Service Plan on behalf of the fund (the Plan) pursuant to Rule 12b-1 of the 1940 Act (the Rule). The Rule provides in substance that a mutual fund may not engage directly or indirectly in financing any activity that is primarily intended to result in the sale of shares of the fund except pursuant to a plan approved on behalf of the fund under the Rule. The Plan, as approved by the Trustees, allows the fund and FMR to incur certain expenses that might be considered to constitute indirect payment by the fund of distribution expenses.
Under the Plan, if the payment of management fees by the fund to FMR is deemed to be indirect financing by the fund of the distribution of its shares, such payment is authorized by the Plan. The Plan specifically recognizes that FMR may use its management fee revenue as well as its past profits or its other resources from any other source to reimburse FDC for expenses incurred in connection with the distribution of shares of the fund, including payments made to third parties that assist in selling shares of the fund, or to third parties, including banks, that render shareholder support services.
Under the Plan, payments made by FMR to FDC during the fiscal year ended November 30, 1995 amounted to $922.
Prior to approving the Plan, the Trustees carefully considered all pertinent factors relating to the implementation of the Plan, and have determined that there is a reasonable likelihood that the Plan will benefit the fund and its shareholders. In particular, the Trustees noted that the Plan does not authorize payments by the fund other than those made to FMR under its management contract with the fund. To the extent that the Plan gives FMR and FDC greater flexibility in connection with the distribution of shares of the fund, additional sales of fund shares may result. Furthermore, certain shareholder support services may be provided more effectively under the Plan by local entities with whom shareholders have other relationships.
The Plan was approved by shareholders of the fund on November 13, 1991, in connection with a reorganization transaction on January 29, 1992, pursuant to an Agreement and Plan of Conversion.
The Glass-Steagall Act generally prohibits federally and state chartered or supervised banks from engaging in the business of underwriting, selling or distributing securities. Although the scope of this prohibition under the Glass-Steagall Act has not been clearly defined by the courts or appropriate regulatory agencies, FDC believes that the Glass-Steagall Act should not preclude a bank from performing shareholder support services, or servicing and recordkeeping functions. FDC intends to engage banks only to perform such functions. However, changes in federal or state statutes and regulations pertaining to the permissible activities of banks and their affiliates or subsidiaries, as well as further judicial or administrative decisions or interpretations, could prevent a bank from continuing to perform all or a part of the contemplated services. If a bank were prohibited from so acting, the Trustees would consider what actions, if any, would be necessary to continue to provide efficient and effective shareholder services. In such event, changes in the operation of the fund might occur, including possible termination of any automatic investment or redemption or other services then provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these occurrences. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein, and banks and other financial institutions may be required to register as dealers pursuant to state law.
The fund may execute portfolio transactions with, and purchase securities issued by, depository institutions that receive payments under the Plan. No preference for the instruments of such depository institutions will be shown in the selection of investments.
DESCRIPTION OF THE FUND
FUND ORGANIZATION. State and Local Asset Management Series: Government Money Market Portfolio is a fund of Fidelity Institutional Investors Trust, an open-end management investment company organized as a Delaware business trust on January 29, 1992. State and Local Asset Management Series:
Government Money Market Portfolio acquired all of the assets of State and Local Asset Management Series: Government Money Market Portfolio, a series
of Income Portfolios on January 29, 1992        pursuant to an agreement
approved by shareholders on November 13, 1991. Currently, the fund is the only fund of the Delaware trust. The Trust Instrument permits the Trustees to create additional funds.
In the event that FMR ceases to be the investment adviser to the fund, the right of the fund to use the identifying name "Fidelity" may be withdrawn. SHAREHOLDER AND TRUSTEE LIABILITY. The fund is a business trust organized under Delaware law. Delaware law provides that shareholders shall be entitled to the same limitations of personal liability extended to stockholders of private corporations for profit. The courts of some states, however, may decline to apply Delaware law on this point. The Trust Instrument contains an express disclaimer of shareholder liability for the debts, liabilities, obligations, and expenses of the fund and requires that a disclaimer be given in each contract entered into or executed by the fund or the Trustees. The Trust Instrument provides for indemnification out of the fund's property of any shareholder or former shareholder held personally liable for the obligations of the fund. The Trust Instrument also provides that the fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Delaware law does not apply, no contractual limitation of liability was in effect, and the fund is unable to meet its obligations. FMR believes that, in view of the above, the risk of personal liability to shareholders is extremely remote.
The Trust Instrument further provides that the Trustees, if they have exercised reasonable care, shall not be personally liable to any person other than the fund or its shareholders; moreover, the Trustees shall not be liable for any conduct whatsoever, provided that Trustees are not protected against any liability to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their office.
VOTING RIGHTS. The fund's capital consists of shares of beneficial interest allocated to a single fund. The shares have no preemptive or conversion rights; the voting and dividend rights, the right of redemption, and the privilege of exchange are described in the Prospectus. Shares are fully paid and nonassessable, except as set forth under the heading "Shareholder and Trustee Liability" above. Shareholders representing 10% or more of the fund may, as set forth in the Trust Instrument, call meetings of the fund for any purpose related to the fund, including the purpose of voting on removal of one or more Trustees.
The fund may be terminated upon the sale of its assets to, or merger with, another open-end management investment company or series thereof, or upon liquidation and distribution of its assets. Generally such terminations must be approved by vote of the holders of a majority of the outstanding shares of the fund; however, the Trustees may, without prior shareholder approval, change the form of organization of the fund by merger, consolidation, or incorporation. If not so terminated or reorganized, the fund will continue indefinitely.
Under the Trust Instrument, the Trustees may, without shareholder vote, cause the fund to merge or consolidate into one or more trusts, partnerships, or corporations, or cause the fund to be incorporated under Delaware law, so long as the surviving entity is an open-end management investment company that will succeed to or assume the fund registration statement. The fund may invest all of its assets in another investment company.
CUSTODIAN. The Bank of New York, 48 Wall Street, New York, New York, is custodian of the assets of the fund. The custodian is responsible for the safekeeping of a fund's assets and the appointment of the subcustodian banks and clearing agencies. The custodian takes no part in determining the investment policies of a fund or in deciding which securities are purchased or sold by a fund. However, a fund may invest in obligations of the custodian and may purchase securities from or sell securities to the custodian, Chemical Bank, headquartered in New York, also may serve as a special purpose custodian of certain assets in connection with pooled repurchase agreement transactions.
FMR, its officers and directors, its affiliated companies, and the Board of Trustees may, from time to time, conduct transactions with various banks, including banks serving as custodians for certain funds advised by FMR. Transactions that have occurred to date include mortgages and personal and general business loans. In the judgment of FMR, the terms and conditions of those transactions were not influenced by existing or potential custodial or other fund relationships.
AUDITOR. Coopers & Lybrand L.L.P., 1999 Bryan Street, Suite 3000, Dallas, Texas 75201 serves as the fund's independent accountant. The auditor examines financial statements for the fund and provides other audit, tax, and related services.
FINANCIAL STATEMENTS
The fund's financial statements and financial highlights for the fiscal
year ended    Novem    ber 3   0    , 1995, are included in the fund's
Annual Report, which is attached to the fund's Prospectus. The fund's financial statements and financial highlights are incorporated herein by reference.
APPENDIX
The descriptions that follow are examples of eligible ratings for the fund. The fund may, however, consider the ratings for other types of investments and the ratings assigned by other rating organizations when determining the eligibility of a particular investment.
DESCRIPTION OF MOODY'S INVESTORS SERVICE, INC.'S COMMERCIAL PAPER RATINGS:
Issuers rated PRIME-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:
 Leading market positions in well established industries.
 High rates of return on funds employed.
 Conservative capitalization structures with moderate reliance on debt and ample asset protection.
 Broad margins in earning coverage of fixed financial charges and with high internal cash generation.
 Well established access to a range of financial markets and assured sources of alternate liquidity.
Issuers rated PRIME-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earning trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.
DESCRIPTION OF STANDARD & POOR'S CORPORATION'S COMMERCIAL PAPER RATINGS:
A - Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2, and 3 to indicate the relative degree of safety.
A-1 - This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) sign designation.
A-2 - Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.



INVESTMENTS NOVEMBER 30, 1995

Showing Percentage of Total Value of Investments


U.S. TREASURY OBLIGATIONS - 21.4%
 DUE    ANNUALIZED YIELD AT    PRINCIPAL  VALUE
 DATE   TIME OF PURCHASE        AMOUNT   (NOTE 1)
1/31/96 5.71%                $ 2,000,000 $ 1,993,920
2/15/96 6.18                   4,000,000  3,986,405
2/15/96 6.21                   5,000,000  4,983,009
2/29/96 5.60                   5,000,000  4,986,194
4/15/96 5.51                   2,000,000  2,026,070
4/30/96 5.58                   2,000,000  2,014,681
4/30/96 5.63                   4,000,000  3,995,281
4/30/96 5.65                   4,000,000  3,995,095
5/15/96 5.43                   1,000,000  1,007,501
TOTAL U.S. TREASURY OBLIGATIONS           28,988,156
REPURCHASE AGREEMENTS - 78.6%
                               MATURITY
                               AMOUNT
In a joint trading account
 (U.S. Treasury Obligations)
 dated 11/30/95, due 12/1/95:
 (Notes 2 and 3)
  At 5.90%                 $ 82,013,442  82,000,000
  At 5.91%                   24,575,034  24,571,000
TOTAL REPURCHASE AGREEMENTS             106,571,000
TOTAL INVESTMENTS - 100%               $ 135,559,156
Total Cost for Income Tax Purposes     $ 135,559,156
INCOME TAX INFORMATION
At November 30, 1995, the fund had a capital loss carryforward of approximately $100,000 of which $29,000, $9000, $48,000 and $14,000 will expire on November 30, 1999, 2001, 2002 and 2003, respectively.


FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 NOVEMBER 30, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $106,571,000) -                 $ 135,559,156
See accompanying schedule

Cash                                                                                                    16,101


Interest receivable                                                                                     302,604

TOTAL ASSETS                                                                                            135,877,861

LIABILITIES

Distributions payable                                                                       $ 30,611

Accrued management fee                                                                       48,344

TOTAL LIABILITIES                                                                                       78,955

NET ASSETS                                                                                             $ 135,798,906

Net Assets consist of:

Paid in capital                                                                                        $ 135,846,006

Accumulated net realized gain (loss) on investments                                                     (47,100)

NET ASSETS, for 135,846,006 shares outstanding                                                         $ 135,798,906

NET ASSET VALUE, offering price and redemption price per share                                          $1.00
($135,798,906 (divided by) 135,846,006 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED NOVEMBER 30, 1995

INTEREST INCOME                                                  $ 11,526,369

EXPENSES

Management fee                                          $ 840,945

Non-interested trustees' compensation                    1,154

TOTAL EXPENSES                                                    842,099

NET INTEREST INCOME                                               10,684,270

NET REALIZED GAIN (LOSS) ON INVESTMENTS                           (14,087)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS             $ 10,670,183


STATEMENT OF CHANGES IN NET ASSETS

                                                                                      YEARS ENDED NOVEMBER 30,

                                                                                      1995                       1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                         $ 10,684,270               $ 13,640,847
Net interest income

 Net realized gain (loss)                                                          (14,087)                   (48,217)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                    10,670,183                 13,592,630

Distributions to shareholders from net interest income                            (10,684,270)               (13,640,847)

Share transactions at net asset value of $1.00 per share                          129,257,739                513,135,378
Proceeds from sales of shares

Reinvestment of distributions from net interest income                             9,981,409                  12,343,246

Cost of shares redeemed                                                           (247,566,577)              (804,168,405)

                                                                                  (108,327,429)              (278,689,781)
NET INCREASE (DECREASE) IN NET ASSETS AND SHARES RESULTING FROM SHARE TRANSACTIONS

TOTAL INCREASE (DECREASE) IN NET ASSETS                                           (108,341,516)              (278,737,998)

NET ASSETS

 Beginning of period                                                                244,140,422                522,878,420

 End of period                                                                     $ 135,798,906              $ 244,140,422


FINANCIAL HIGHLIGHTS
SELECTED PER-SHARE DATA



Fiscal years ended 1995        1994        1993        1992         1991         1990        1989         1988        1987A
November 30

Net asset value,   $ 1.000     $ 1.000     $ 1.000     $ 1.000      $ 1.000      $ 1.000     $ 1.000      $ 1.000     $ 1.000
beginning of period

Income from        .055        .036        .028        .037         .058         .078        .088         .071        .018
Investment Operations
 Net interest income

Less Distributions  (.055)      (.036)      (.028)      (.037)       (.058)       (.078)      (.088)       (.071)      (.018)
 From net interest
income

Net asset value,   $ 1.000     $ 1.000     $ 1.000     $ 1.000      $ 1.000      $ 1.000     $ 1.000      $ 1.000     $ 1.000
end of period

Total return        5.62        3.63        2.82        3.73         5.98         8.09        9.17         7.29%       1.77%B
                   %           %           %           %            %            %           %            B

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of $ 135,799   $ 244,140   $ 522,878   $ 1,084,96   $ 1,095,48   $ 935,570   $ 1,013,07   $ 372,999   $ 21,018
period                                                    3            3                        7
(000 omitted)

Ratio of expenses   .43         .43         .43         .43          .43          .43         .43          .40%        .15%C
to average            %           %           %           %            %            %           %            D           D
net assets

Ratio of net
interest            5.46        3.44        2.79        3.64         5.81         7.81        8.81         7.71%       6.70%C
income to         %           %           %           %            %            %           %
average net assets


A AUGUST 27,1987 (COMMENCEMENT OF OPERATIONS) TO NOVEMBER 30, 1987.
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN.
C ANNUALIZED
D FMR VOLUNTARILY AGREED TO REIMBURSE A PORTION OF THE FUND'S EXPENSES DURING THE PERIOD. WITHOUT THIS REIMBURSEMENT, THE FUND'S EXPENSE RATIO WOULD HAVE BEEN HIGHER.
NOTES TO FINANCIAL STATEMENTS
For the period ended November 30, 1995


1. SIGNIFICANT ACCOUNTING POLICIES.
State and Local Asset Management Series : Government Money Market Portfolio (the fund) is a fund of Fidelity Institutional Investors Trust (the trust) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940
Act), as an open-end management investment company organized as a Delaware business trust. The following summarizes the significant accounting policies of the fund:
SECURITY VALUATION. As permitted under Rule 2a-7 of the 1940 Act, and certain conditions therein, securities are valued initially at cost and thereafter assume a constant amortization to maturity of any discount or premium.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for its fiscal year. The schedule of investments includes information regarding income taxes under the caption "Income Tax Information."
INTEREST INCOME. Interest income, which includes amortization of premium and accretion of original issue discount, is accrued as earned. DISTRIBUTIONS TO SHAREHOLDERS. Dividends are declared daily and paid monthly from net interest income.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The fund, through its custodian, receives delivery of the underlying U.S. Treasury or Federal Agency Securities, the market value of which is required to be at least equal to the repurchase price. For term repurchase agreement transactions, the underlying securities are marked-to-market daily and maintained at a value at least equal to the repurchase price. FMR, the fund's investment adviser, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.
REVERSE REPURCHASE AGREEMENTS. At all times that a reverse repurchase agreement is outstanding, the fund identifies cash and liquid securities as segregated in its custodian records with a value at least equal to its obligation under the agreement.
3. JOINT TRADING ACCOUNT.
At the end of the period, the fund had 20% or more of its total investments in repurchase agreements through a joint trading account. These repurchase agreements were with entities whose creditworthiness has been reviewed and found satisfactory by FMR. The maturity values of the joint trading account investments were $82,013,442 at 5.90% and $24,575,034 at 5.91%. The investments in repurchase agreements through the joint trading account are summarized as follows:
SUMMARY OF JOINT TRADING
DATED NOVEMBER 30, 1995, DUE DECEMBER 31, 1995 AT 5.90%
Number of dealers or banks 14
Maximum amount with one dealer or bank 31.8%
Aggregate principal amount of agreements $7,768,000,000
Aggregate maturity amount of agreements $7,769,273,426
Aggregate market value of collateral $7,932,590,731
Coupon rates of collateral 0% to 15.75%
Maturity dates of collateral 12/21/95 to 2/15/23
3. JOINT TRADING ACCOUNT - CONTINUED
SUMMARY OF JOINT TRADING - CONTINUED
DATED NOVEMBER 30, 1995, DUE DECEMBER 31, 1995 AT 5.91%
Number of dealers or banks 6
Maximum amount with one dealer or bank 44.6%
Aggregate principal amount of agreements $560,000,000
Aggregate maturity amount of agreements $560,091,947
Aggregate market value of collateral $571,776,107
Coupon rates of collateral 0% to 13.75%
Maturity dates of collateral 12/21/95 to 8/15/05
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As the fund's investment adviser, FMR pays all expenses, except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of
 .43% of the fund's average net assets.
SUB-ADVISER FEE. As the fund's investment sub-adviser, FMR Texas Inc., a wholly owned subsidiary of FMR, receives a fee from FMR of 50% of the management fee payable to FMR. The fee is paid prior to any voluntary expense reimbursements which may be in effect.
DISTRIBUTION AND SERVICE PLAN. Pursuant to the Distribution and Service Plan (the Plan), and in accordance with Rule 12b-1 of the 1940 Act, FMR or the fund's distributor, Fidelity Distributors Corporation (FDC), an affiliate of FMR, may use their resources to pay administrative and promotional expenses related to the sale of the fund's shares. Subject to the approval of the Board of Trustees, the Plan also authorizes payments to third parties that assist in the sale of the fund's shares or render shareholder support services. FMR or FDC has informed the fund that payments made to third parties under the Plan amounted to $922 for the period.
5. SUBSEQUENT EVENT.
The Board of Trustees of Fidelity Institutional Investors Trust has unanimously approved an Agreement and Plan of Reorganization and Liquidation (Agreement and Plan) between the fund and Fidelity Institutional Cash Portfolios: Treasury (FICP: Treasury) (Reorganization). The Agreement and Plan will be presented to the fund's shareholders for their vote of approval or disapproval at a special meeting to be held on June 19, 1996. The Agreement and Plan provides for the transfer of substantially all of the assets and the assumption of substantially all of the liabilities of the fund in exchange solely for shares of equal value in
FICP: Treasury Class I at the close of business on the day that the Reorganization is effective. Since FMR manages each fund to maintain a stable $1.00 per share net asset value, it is anticipated that the fund would exchange its shares for an equal number of FICP: Treasury Class I shares. If the Agreement and Plan is approved, the Reorganization is expected to become effective on or about August 31, 1996.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees and Shareholders of Fidelity Institutional
Investors Trust: State and Local Asset Management Series: Government Money Market Portfolio:

We have audited the accompanying statement of assets and liabilities of Fidelity Institutional Investors Trust: State and Local Asset Management
Series: Government Money Market Portfolio, including the schedule of portfolio investments, as of November 30, 1995, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the eight years in the period then ended and the period August 27,1987 (commencement of operations) to November 30, 1987. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of November 30 ,1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fidelity Institutional Investors Trust: State and Local Asset Management
Series: Government Money Market Portfolio as of November 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the eight years in the period then ended, and the period August 27,1987 (commencement of operations) to November 30, 1987 in conformity with generally accepted accounting principles.
COOPERS & LYBRAND L.L.P.
Dallas, Texas
December 29, 1995

INVESTMENT ADVISER
Fidelity Management & Research Company
Boston, MA
SUB-ADVISER
FMR Texas Inc.
Irving, TX
OFFICERS
Edward C. Johnson 3d, PRESIDENT
J. Gary Burkhead, SENIOR VICE PRESIDENT
Fred L. Henning, Jr., VICE PRESIDENT
Leland C. Barron, VICE PRESIDENT
Arthur S. Loring, SECRETARY
Kenneth A. Rathgeber, TREASURER
Thomas D. Maher, ASSISTANT VICE PRESIDENT
John H. Costello, ASSISTANT TREASURER
Leonard M. Rush, ASSISTANT TREASURER
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox*
Phyllis Burke Davis*
Richard J. Flynn*
Edward C. Johnson 3d
E. Bradley Jones*
Donald J. Kirk*
Peter S. Lynch
Edward H. Malone*
Marvin L. Mann*
Gerald C. McDonough*
Thomas R. Williams*
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND
SHAREHOLDER
SERVICING AGENT
Fidelity Investments
Institutional Operations Company
Boston, MA
CUSTODIAN
The Bank of New York
New York, NY
* INDEPENDENT TRUSTEES





(registered trademark)
FIDELITY
INSTITUTIONAL
MONEY MARKET
FUNDS


ANNUAL REPORT
MARCH 31, 1995
FIMM-5-95A
CONTENTS


SCHEDULES OF INVESTMENTS & FINANCIAL STATEMENTS

 FIDELITY INSTITUTIONAL CASH PORTFOLIOS:

  U.S. TREASURY PORTFOLIO                             3

  U.S. TREASURY PORTFOLIO II                          8

  U.S. GOVERNMENT PORTFOLIO                           14

  DOMESTIC MONEY MARKET PORTFOLIO                     20

  MONEY MARKET PORTFOLIO                              28

 FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS    37

 DAILY MONEY FUND:

  FIDELITY U.S. TREASURY INCOME PORTFOLIO             53

NOTES TO THE FINANCIAL STATEMENTS                     58

REPORTS OF INDEPENDENT ACCOUNTANTS                    62


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL INFORMATION OF THE SHAREHOLDERS OF THE
FUNDS. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUNDS UNLESS PRECEDED OR ACCOMPANIED BY AN
EFFECTIVE PROSPECTUS. MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION. SHARES ARE
NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE
POSSIBLE LOSS OF PRINCIPAL. NEITHER THE FUNDS NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK. FOR MORE INFORMATION ON ANY FIDELITY
FUND INCLUDING CHARGES AND EXPENSES, CALL 1-800-544-8888 FOR A FREE PROSPECTUS. READ IT CAREFULLY BEFORE YOU INVEST OR SEND
MONEY.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. TREASURY PORTFOLIO

INVESTMENTS MARCH 31, 1995

Showing Percentage of Total Value of Investments


U.S. TREASURY OBLIGATIONS - 40.3%
 DUE    ANNUALIZED YIELD AT  PRINCIPAL     VALUE
 DATE   TIME OF PURCHASE     AMOUNT        (NOTE 1)

U.S. TREASURY BILLS - 32.8%
4/20/95 5.97%                $ 259,266,800 $ 259,266,800
5/4/95  5.68                    22,000,000  21,888,680
7/13/95 6.63                    57,000,000  55,953,821
7/27/95 6.40                    28,000,000  27,435,800
8/10/95 6.29                    35,000,000  34,223,097
8/24/95 5.48                    40,000,000  39,161,416
8/31/95 6.19                    42,000,000  40,936,000
                                            478,865,614
U.S. TREASURY NOTES - 7.5%
4/30/95 5.54                    34,000,000  33,951,603
5/15/95 5.66                    15,000,000  15,000,403
5/15/95 6.23                    15,000,000  14,992,768
5/15/95 6.33                    15,000,000  14,990,977
5/15/95 6.45                    15,000,000  15,035,024
5/15/95 6.46                    15,000,000  14,988,313
   108,959,088
TOTAL U.S. TREASURY OBLIGATIONS             587,824,702

MEDIUM-TERM NOTES (A) (B) - 1.1%
EXPORT-IMPORT BANK, U.S. (AS GUARANTOR FOR K.A. LEASING, LTD.)
4/15/95 6.25                    15,608,350  15,608,350

REPURCHASE AGREEMENTS - 58.6%
                                 MATURITY    VALUE
                                  AMOUNT    (NOTE 1)
In a joint trading account
 (U.S. Treasury Obligations)
 dated 3/31/95, due 4/3/95:
  At 6.20%                    $ 529,273,398 $ 529,000,000
  At 6.23%                       61,699,018  61,667,000
  At 6.24%                      263,319,925  263,183,000
TOTAL REPURCHASE AGREEMENTS                  853,850,000
TOTAL INVESTMENTS - 100%                    $ 1,457,283,052
Total Cost for Income Tax Purposes          $ 1,457,283,052

LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $15,608,350 or 1.3% of net assets.
INCOME TAX INFORMATION
At March 31, 1995 the fund had a capital loss carryforward of approximately $512,000 of which $29,000, 109,000, $122,000, $95,000 and $157,000 will expire on March 31, 1996, 1997, 1999, 2002 and 2003, respectively.
For the period ended March 31, 1995, approximately 30% of the fund's dividends to shareholders was derived from interest on U.S. Government obligations.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. TREASURY PORTFOLIO

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 MARCH 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $853,850,000) -                  $ 1,457,283,052
See accompanying schedule

Cash                                                                                                     16,520


Interest receivable                                                                                      2,639,166

Receivable from investment adviser for expense reductions                                                62,685

TOTAL ASSETS                                                                                             1,460,001,423

LIABILITIES

Payable for investments purchased                                                        $ 259,266,800

Dividends payable                                                                         2,664,291

Accrued management fee                                                                    202,084

Other payables and accrued expenses                                                       146,781

TOTAL LIABILITIES                                                                                        262,279,956

NET ASSETS                                                                                               $ 1,197,721,467

Net Assets consist of:

Paid in capital                                                                                          $ 1,198,232,716

Accumulated net realized gain (loss) on investments                                                        (511,249)

NET ASSETS, for 1,198,225,128 shares outstanding                                                         $ 1,197,721,467

NET ASSET VALUE, offering price and redemption price per share                                           $1.00
($1,197,721,467 (divided by) 1,198,225,128 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED MARCH 31, 1995

INTEREST INCOME                                                         $ 63,568,355

EXPENSES

Management fee                                             $ 2,645,934

Transfer agent fees                                         113,703

Accounting fees and expenses                                149,193

Non-interested trustees' compensation                       47,131

Custodian fees and expenses                                 110,308

Registration fees                                           85,803

Audit                                                       19,247


Legal                                                       17,080


Reports to shareholders                                     469

Miscellaneous                                               14,760

 Total expenses before reductions                           3,203,628

 Expense reductions                                         (822,285)     2,381,343

NET INTEREST INCOME                                                       61,187,012

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                  (156,575)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                     $ 61,030,437


STATEMENT OF CHANGES IN NET ASSETS

                                                                                        YEARS ENDED MARCH 31,

                                                                                        1995                    1994

83.INCREASE (DECREASE) IN NET ASSETS

84.Operations                                                                           $ 61,187,012            $ 57,501,273
Net interest income

85. Net realized gain (loss)                                                             (156,575)               (94,848)

86. 87.NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                   61,030,437              57,406,425

88.Dividends to shareholders from net interest income                                    (61,187,012)            (57,501,273)

89.Share transactions at net asset value of $1.00 per share                              6,383,701,214           11,024,606,904
Proceeds from sales of shares

90. Reinvestment of dividends from net interest income                                   34,822,237              29,704,546

91. Cost of shares redeemed                                                              (6,832,522,666)         (11,479,144,890)

92. Net increase (decrease) in net assets and shares resulting from share transactions   (413,999,215)           (424,833,440)

93.  94.TOTAL INCREASE (DECREASE) IN NET ASSETS                                          (414,155,790)           (424,928,288)

95.NET ASSETS

98. Beginning of period                                                                  1,611,877,257           2,036,805,545

99. End of period                                                                       $ 1,197,721,467         $ 1,611,877,257


FINANCIAL HIGHLIGHTS



                                                    YEARS ENDED MARCH 31,

                                                    1995                    1994          1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period                $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations                    .047                    .030          .035          .053          .076
Net interest income

Less Distributions                                  (.047)                  (.030)        (.035)        (.053)        (.076)
From net interest income

Net asset value, end of period                      $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN A                                      4.79%                   3.08%         3.51%         5.48%         7.89%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)            $ 1,197,721             $ 1,611,877   $ 2,036,806   $ 2,629,072   $ 1,782,957

Ratio of expenses to average net assets             .18%                    .18%          .18%          .18%          .18%

Ratio of expenses to average net assets before      .24%                    .23%          .23%          .25%          .24%
expense reductions

Ratio of net interest income to average net assets   4.63%                   3.03%         3.46%         5.29%         7.57%


A TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. TREASURY PORTFOLIO II

INVESTMENTS MARCH 31, 1995

Showing Percentage of Total Value of Investments


U.S. TREASURY OBLIGATIONS - 34.8%
 DUE    ANNUALIZED YIELD AT       PRINCIPAL       VALUE
 DATE   TIME OF PURCHASE          AMOUNT         (NOTE 1)
U.S. TREASURY BILLS - 28.8%
5/4/95  5.68%                $ 1,102,000,000 $ 1,049,033,360
5/4/95  5.68                      77,000,000  76,610,380
7/13/95 6.64                     192,000,000  188,472,918
7/27/95 6.40                     116,000,000  113,662,600
8/10/95 6.29                     134,000,000  131,025,573
8/24/95 5.48                     121,000,000  118,465,722
8/31/95 6.19                     145,000,000  141,326,666
                                             1,818,597,219

U.S. TREASURY NOTES - 6.0%
4/30/95 5.54                     110,000,000  109,843,423
5/15/95 5.66                      53,000,000  53,001,423
5/15/95 6.23                      54,000,000  53,973,966
5/15/95 6.33                      54,000,000  53,967,516
5/15/95 6.45                      54,000,000  54,126,086
5/15/95 6.46                      57,000,000  56,955,587
                                             381,868,001
TOTAL U.S. TREASURY OBLIGATIONS            2,200,465,220

REPURCHASE AGREEMENTS - 65.2%
                                  MATURITY
                                  AMOUNT
With Barclays de Zoete Wedd
Government Securities, Inc.:
 At 6.20%, dated 3/31/95, due 4/3/95:
  U.S. Treasury Obligations
  (principal amount $102,000,609)
  3.875% to 11.75%,
 7/15/95 to 2/15/23            $ 100,051,667  100,000,000
With Daiwa Securities Co., Ltd.:
 At 6.28%, dated 3/31/95, due 4/3/95:
 U.S. Treasury Obligations
  (principal amount $117,300,933)
  0% to 8.375%,
 8/15/95 to 8/15/08              115,060,183  115,000,000
With Donaldson, Lufkin &
Jenrette Securities Corp.
 At 6.30%, dated 3/31/95, due 4/3/95:
  U.S. Treasury Obligations
  (principal amount $108,120,127)
  0% to 8.875%,
 4/30/95 to 11/15/24             106,055,650  106,000,000
With Goldman Sachs & Co.:
 At 6.30%, dated 3/31/95, due 4/3/95:
  U.S. Treasury Obligations
  (principal amount $104,028,985)
  0%, 6/29/95                    102,042,544  101,989,000
REPURCHASE AGREEMENTS - CONTINUED
                                  MATURITY      VALUE
                                   AMOUNT       (NOTE 1)
With Lehman Government Securities:
 At 6.30%, dated 3/31/95, due 4/3/95:
  U.S. Treasury Obligations
  (principal amount $108,125,627)
  7.625% to 15.75%,
 8/15/00 to 11/15/12           $ 106,055,650 $ 106,000,000
With Morgan Stanley & Co., Inc.:
 At 6.10%, dated 3/31/95, due 4/3/95:
  U.S. Treasury Obligations
  (principal amount $15,477,458)
  6.25% to 7.75%,
 12/31/99 to 2/15/03              15,007,625  15,000,000
With Nomura Securities International, Inc.:
 At 6.27%, dated 3/31/95, due 4/3/95:
  U.S. Treasury Obligations
  (principal amount $108,121,051)
  6.625% to 11.125%,
 3/31/97 to 8/15/03              106,055,385  106,000,000
In a joint trading account
 (U.S. Treasury Obligations)
 dated 3/31/95, due 4/3/95:
  At 6.20%                     3,149,626,170  3,148,000,000
  At 6.23%                       332,298,444  332,126,000
TOTAL REPURCHASE AGREEMENTS                  4,130,115,000
TOTAL INVESTMENTS - 100%                    $ 6,330,580,220
Total Cost for Income Tax Purposes          $ 6,330,580,220

INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $603,000 of which $21,000, $214,000 and $368,000 will expire on March 31, 1999, 2002 and 2003, respectively.
For the period ended March 31, 1995, approximately 27% of the fund's dividends to shareholders was derived from interest on U.S. Government obligations.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. TREASURY PORTFOLIO II

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 MARCH 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $4,130,115,000) -                  $ 6,330,580,220
See accompanying schedule

Interest receivable                                                                                        9,087,075

Receivable from investment adviser for expense reductions                                                  422,125

TOTAL ASSETS                                                                                               6,340,089,420

LIABILITIES

Payable for investments purchased                                                           $ 1,049,033,360

Share transactions in process                                                                329,903

Dividends payable                                                                            15,497,032

Accrued management fee                                                                       804,534

Other payables and accrued expenses                                                          655,174

TOTAL LIABILITIES                                                                                         1,066,320,003

NET ASSETS                                                                                                $ 5,273,769,417

Net Assets consist of:

Paid in capital                                                                                           $ 5,274,371,906

Accumulated net realized gain (loss) on investments                                                        (602,489)

NET ASSETS                                                                                                $ 5,273,769,417

CLASS A:                                                                                                  $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($4,688,198,169 (divided by) 4,688,611,950 shares)

CLASS B:                                                                                                  $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($585,571,248 (divided by) 585,622,931 shares)


STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 1995

INTEREST INCOME                                                          $ 212,775,731

EXPENSES

Management fee                                              $ 8,680,344

Transfer agent fees                                          1,278,161
Class A

 Class B                                                     28,447

Distribution fees - Class B                                  418,917

Accounting fees and expenses                                 375,762

Non-interested trustees' compensation                        86,005

Custodian fees and expenses                                  104,003

Registration fees - Class A                                  342,613

Registration fees - Class B                                  333,235

Audit                                                        31,578


Legal                                                        49,903


Reports to shareholders                                      1,174

Miscellaneous                                                40,222

 Total expenses before reductions                            11,770,364

 Expense reductions                                          (3,539,319)    8,231,045

NET INTEREST INCOME                                                         204,544,686

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                     (367,507)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                        $ 204,177,179


STATEMENT OF CHANGES IN NET ASSETS

                                                                                      YEARS ENDED MARCH 31,

                                                                                      1995                    1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                            $ 204,544,686           $ 148,219,217
Net interest income

 Net realized gain (loss)                                                             (367,507)               (214,389)

                                                                                       204,177,179             148,004,828
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from:
Net interest income

                                                                                       (198,121,404)           (148,201,826)
Class A

                                                                                       (6,423,282)             (17,391)
Class B

Share transactions - net increase (decrease) at net asset value of $1.00 per share     717,043,407             (1,032,355,168)

                                                                                       716,675,900             (1,032,569,557)
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                                   4,557,093,517           5,589,663,074

 End of period                                                                        $ 5,273,769,417         $ 4,557,093,517


FINANCIAL HIGHLIGHTS - CLASS A



                                                    YEARS ENDED MARCH 31,

                                                    1995                    1994          1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period                  $ 1.000               $ 1.000       $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations

 Net interest income                                   .047                  .030          .034          .053          .076

Less Distributions

 From net interest income                              (.047)                (.030)        (.034)        (.053)        (.076)

Net asset value, end of period                        $ 1.000               $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN A                                         4.78%                 3.06%         3.46%         5.41%         7.87%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)               $ 4,688,198           $ 4,551,918   $ 5,589,663   $ 5,476,852   $ 3,281,686

Ratio of expenses to average net assets                .18%                  .18%          .18%          .18%          .18%

Ratio of expenses to average net assets before         .25%                  .24%          .23%          .25%          .25%
expense reductions

Ratio of net interest income to average net assets     4.71%                 3.01%         3.38%         5.12%         7.50%


A TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FINANCIAL HIGHLIGHTS - CLASS B

                                                                     YEAR        OCTOBER 22, 1993
                                                                     ENDED       (COMMENCEMEN
                                                                     MARCH 31,   T
                                                                                 OF OPERATIONS) TO
                                                                                 MARCH 31,

                                                                     1995        1994

SELECTED PER-SHARE DATA

Net asset value, beginning of period                                 $ 1.000     $ 1.000

Income from Investment Operations

 Net interest income                                                  .044        .012

Less Distributions

 From net interest income                                             (.044)      (.012)

Net asset value, end of period                                       $ 1.000     $ 1.000

TOTAL RETURN B                                                        4.45%       1.21%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                              $ 585,571   $ 5,175

Ratio of expenses to average net assets                               .50%        .50%A

Ratio of expenses to average net assets before expense reductions     .81%        .56%A

Ratio of net interest income to average net assets                    4.91%       2.69%A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. GOVERNMENT PORTFOLIO

INVESTMENTS MARCH 31, 1995

Showing Percentage of Total Value of Investments


FEDERAL AGENCIES - 54.8%
 DUE   ANNUALIZED YIELD AT  PRINCIPAL  VALUE
 DATE  TIME OF PURCHASE     AMOUNT    (NOTE 1)

FEDERAL FARM CREDIT BANK - AGENCY COUPONS (A) - 3.1%
4/3/95 5.71%             $ 10,000,000 $ 9,999,268
4/3/95 6.26                94,000,000  93,857,863
                                       103,857,131

FEDERAL FARM CREDIT BANK - DISCOUNT NOTES - 1.6%
5/2/95  5.80               10,000,000  9,951,434
5/2/95  5.81               36,000,000  35,824,850
5/22/95 6.15               10,000,000  9,915,425
                                       55,691,709

FEDERAL HOME LOAN BANK - AGENCY COUPONS (A) - 2.6%
4/3/95 6.17                88,000,000  87,982,414

FEDERAL HOME LOAN BANK - DISCOUNT NOTES - 5.3%
4/24/95 5.80               85,000,000  84,693,717
5/5/95  5.95               45,000,000  44,754,350
6/13/95 6.83               48,000,000  47,357,600
                                      176,805,667

FEDERAL HOME LOAN MORTGAGE CORP. - DISCOUNT NOTES - 2.9%
4/3/95  5.77                4,000,000  3,998,753
4/3/95  6.40               40,000,000  39,986,044
5/16/95 6.03               11,500,000  11,414,613
5/22/95 6.03               41,000,000  40,654,985
                                       96,054,395

FEDERAL NATIONAL MORTGAGE ASSOC. - AGENCY COUPONS - 5.9%
4/3/95  6.60 (a)          190,000,000  190,000,000
5/10/95 5.58                9,160,000  9,214,973
                                       199,214,973

FEDERAL NATIONAL MORTGAGE ASSOC. - DISCOUNT NOTES - 23.9%
4/5/95  5.74               44,000,000  43,972,720
4/18/95 5.66               68,000,000  67,823,389
5/11/95 5.98               45,000,000  44,710,000
5/15/95 6.03               22,800,000  22,634,472
5/16/95 6.03               23,000,000  22,829,225
5/17/95 6.14               95,000,000  94,276,522
6/2/95  6.51               47,000,000  46,490,050
6/28/95 6.40               96,000,000  94,538,026
7/10/95 6.72               38,700,000  38,001,250
7/11/95 6.73               48,000,000  47,123,320
8/7/95  6.38               88,000,000  86,066,346
8/8/95  6.38               26,000,000  25,424,230
8/17/95 6.35               36,000,000  35,151,300
9/14/95 6.28              138,000,000  134,131,093
                                       803,171,943

STUDENT LOAN MARKETING ASSOC. - AGENCY COUPONS (A) - 9.5%
4/4/95  6.12               51,000,000  51,009,308
4/4/95  6.14              170,000,000  170,000,000
6/30/95 5.48              100,000,000  100,000,000
                                       321,009,308
TOTAL FEDERAL AGENCIES                1,843,787,540

U.S. TREASURY OBLIGATIONS - 5.0%
 DUE    ANNUALIZED YIELD AT  PRINCIPAL    VALUE
 DATE   TIME OF PURCHASE     AMOUNT      (NOTE 1)
U.S. TREASURY BILLS
8/24/95 5.47%             $ 95,000,000 $ 93,014,105
8/31/95 6.19                78,000,000  76,024,000
TOTAL U.S. TREASURY OBLIGATIONS         169,038,105

MEDIUM-TERM NOTES (A)  (B) - 1.0%
EXPORT-IMPORT BANK, U.S. (AS GUARANTOR FOR K.A. LEASING, LTD.)
4/15/95 6.25                35,492,196  35,492,196

REPURCHASE AGREEMENTS - 39.2%
                            MATURITY       VALUE
                             AMOUNT       (NOTE 1)
With Bear Stearns & Co., Inc.:
 At 6.20%, dated 3/29/95, due 4/5/95:
  U.S. Government Obligations
  (principal amount $67,268,634)
  5.735% to 6.064%,
 8/1/18 to 10/1/21        $ 65,078,361  65,000,000
In a joint trading account
 (U.S. Treasury Obligations)
 dated 3/31/95, due 4/3/95:
  At 6.24%                 251,768,919  251,638,000
 (U.S. Government Obligations)
 dated 3/31/95 due 4/3/95:
  At 6.33%               1,001,982,267  1,001,454,000
TOTAL REPURCHASE AGREEMENTS             1,318,092,000
TOTAL INVESTMENTS - 100%                $ 3,366,409,841
Total Cost for Income Tax Purposes      $ 3,366,409,841
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $35,492,196 or 1.1% of net assets.
INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $1,028,000 of which $40,000, $243,000 and $745,000 will expire on March, 31, 2001, 2002 and 2003, respectively.
For the period ended March 31, 1995, approximately 20% of the fund's dividends to shareholders was derived from interest on U.S. Government obligations.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. GOVERNMENT PORTFOLIO

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 MARCH 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $1,318,092,000) -              $ 3,366,409,841
See accompanying schedule

Interest receivable                                                                                    7,075,809

Receivable from investment adviser for expense reductions                                              161,277

TOTAL ASSETS                                                                                          3,373,646,927

LIABILITIES

Share transactions in process                                                               $ 1,191,596

Dividends payable                                                                            10,033,811

Accrued management fee                                                                       577,815

Other payables and accrued expenses                                                          262,538

TOTAL LIABILITIES                                                                                     12,065,760

NET ASSETS                                                                                            $ 3,361,581,167

Net Assets consist of:

Paid in capital                                                                                       $ 3,362,609,535

Accumulated net realized gain (loss) on investments                                                    (1,028,368)

NET ASSETS                                                                                            $ 3,361,581,167

CLASS A:                                                                                              $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($3,321,065,528 (divided by) 3,321,584,137 shares)

CLASS B:                                                                                              $1.00
NET ASSET VALUE, offering price and redemption price per share
($40,515,639 (divided by) 40,521,966 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED MARCH 31, 1995

INTEREST INCOME                                                            $ 165,300,887

EXPENSES

Management fee                                              $ 6,680,088

Transfer agent fees                                          457,103
Class A

Class B                                                     9,105

Distribution fees - Class B                                  46,340

Accounting fees and expenses                                 331,170

Non-interested trustees' compensation                        57,096

Custodian fees and expenses                                  220,421

Registration fees - Class A                                  45,368

Registration fees - Class B                                  25,663

Audit                                                        43,696


Legal                                                        42,021


Reports to shareholders                                      933

Miscellaneous                                                35,316

 Total expenses before reductions                            7,994,320

 Expense reductions                                          (1,936,406)   6,057,914

NET INTEREST INCOME                                                        159,242,973

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                    (745,189)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                       $ 158,497,784


STATEMENT OF CHANGES IN NET ASSETS

                                                                                     YEARS ENDED MARCH 31,

                                                                                     1995                    1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                            $ 159,242,973           $ 148,432,891
Net interest income

 Net realized gain (loss)                                                              (745,189)               (243,492)

                                                                                       158,497,784             148,189,399
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from:
Net interest income

                                                                                       (158,291,994)           (148,432,891)
Class A

                                                                                       (950,979)               -
Class B

Share transactions - net increase (decrease) at net asset value of $1.00 per share     (402,217,854)           (1,921,378,055)

                                                                                       (402,963,043)           (1,921,621,547)
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                                   3,764,544,210           5,686,165,757

 End of period                                                                        $ 3,361,581,167         $ 3,764,544,210


FINANCIAL HIGHLIGHTS - CLASS A



                                                    YEARS ENDED MARCH 31,

                                                    1995                    1994          1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period                $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations

 Net interest income                                .048                    .031          .035          .054          .077

Less Distributions

 From net interest income                           (.048)                  (.031)        (.035)        (.054)        (.077)

Net asset value, end of period                     $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN A                                     4.86%                   3.13%         3.56%         5.55%         7.94%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)           $ 3,321,066             $ 3,764,544   $ 5,686,166   $ 4,603,781   $ 3,613,838

Ratio of expenses to average net assets              .18%                    .18%          .18%          .18%          .18%

Ratio of expenses to average net assets before      .24%                    .24%          .24%          .25%          .25%
expense reductions

Ratio of net interest income to average net assets   4.77%                   3.07%         3.50%         5.33%         7.62%


A TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FINANCIAL HIGHLIGHTS - CLASS B

                                                                     APRIL 4, 1994
                                                                     (COMMENCEME
                                                                     NT
                                                                     OF OPERATIONS) T
                                                                     O
                                                                     MARCH 31,
                                                                     1995

SELECTED PER-SHARE DATA

Net asset value, beginning of period                                 $ 1.000

Income from Investment Operations

 Net interest income                                                  .045

Less Distributions

 From net interest income                                             (.045)

Net asset value, end of period                                       $ 1.000

TOTAL RETURN B                                                        4.32%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                              $ 40,516

Ratio of expenses to average net assets                               .43%
                                                                      A

Ratio of expenses to average net assets before expense reductions     .66%
                                                                      A

Ratio of net interest income to average net assets                    5.13%
                                                                      A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURN WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIOD SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC MONEY MARKET PORTFOLIO

INVESTMENTS MARCH 31, 1995

Showing Percentage of Total Value of Investments


BANKERS' ACCEPTANCES - 11.7%
 DUE    ANNUALIZED YIELD AT      PRINCIPAL    VALUE
 DATE   TIME OF PURCHASE          AMOUNT     (NOTE 1)
Bank of America National Trust & Savings Assoc.
5/11/95 6.08%                $ 13,000,000 $ 12,913,334
8/18/95 6.29                    5,000,000  4,882,237
8/21/95 6.29                    5,000,000  4,879,695
8/23/95 6.32                    3,000,000  2,926,440
Chase Manhattan Bank
5/1/95 6.18                     7,300,000  7,262,892
5/2/95 6.18                     2,787,578  2,772,935
5/15/95 6.08                    2,000,000  1,985,284
5/23/95 6.15                    2,000,000  1,982,465
5/31/95 6.09                    4,959,406  4,909,647
6/6/95 6.24                     3,500,000  3,460,730
6/8/95 6.24                     2,543,600  2,514,196
6/9/95 6.24                     1,271,638  1,256,722
6/16/95 6.25                    3,361,096  3,317,670
6/20/95 6.25                    3,982,527  3,928,365
6/28/95 6.26                    1,994,174  1,964,341
7/5/95 6.30                     3,000,000  2,951,313
7/10/95 6.30                    3,900,000  3,833,376
NationsBank of North Carolina
4/7/95 6.03                     7,500,000  7,492,500
NationsBank of Texas
5/11/95 6.14                   18,750,000  18,623,958
TOTAL BANKERS' ACCEPTANCES                 93,858,100

COMMERCIAL PAPER - 38.6%
A.H. Robins Company, Inc.
4/7/95 6.04                     3,000,000  2,996,989
AT&T Capital Corp.
6/1/95 6.11                     2,000,000  1,979,565
American Express Credit Corp.
4/4/95 6.10                    25,000,000  24,987,397
American Home Food Products, Inc.
4/5/95 6.08                     5,000,000  4,996,638
4/12/95 6.08                    6,000,000  5,988,908
American Home Products
4/19/95 6.05                    5,977,000  5,959,009
Banc One Corp.
5/25/95 6.09                   10,000,000  9,910,000
Bank of New York Company, Inc.
4/3/95 6.07                    15,000,000  14,994,983
5/17/95 6.10                    5,000,000  4,961,411
Bear Stearns Cos., Inc.
5/30/95 6.18                    8,000,000  7,920,153
COMMERCIAL PAPER - CONTINUED
 DUE   ANNUALIZED YIELD AT      PRINCIPAL    VALUE
 DATE  TIME OF PURCHASE          AMOUNT     (NOTE 1)
Beneficial Corp.
5/8/95 6.14%                  $ 5,000,000 $ 4,968,755
6/12/95 6.14                    5,000,000  4,939,500
Chrysler Financial Corporation
4/18/95 6.25                    2,000,000  1,994,163
4/24/95 6.20                   10,000,000  9,960,836
CoreStates Capital Corp.
4/15/95 6.12 (a)               15,000,000  15,000,000
Electronic Data Systems Corp.
4/17/95 6.15                    4,000,000  3,989,174
4/18/95 6.09                    2,000,000  1,994,286
6/15/95 6.24                    3,971,000  3,920,287
Enterprise Funding Corp.
4/20/95 6.06                    2,695,000  2,686,423
4/24/95 6.07                    1,544,000  1,538,052
Ford Motor Credit Corp.
4/25/95 6.08                   25,000,000  24,899,667
5/2/95 6.18                    10,000,000  9,947,472
8/18/95 6.31                   10,000,000  9,763,700
General Electric Capital Corp.
4/27/95 6.19                   20,000,000  19,911,889
5/1/95 5.87                    15,000,000  14,928,750
General Motors Acceptance Corp.
5/16/95 6.35                   19,000,000  18,851,563
Goldman Sachs Group, L.P. (The)
5/24/95 6.18                    5,000,000  4,955,098
Household Finance Corp.
5/1/95 6.18                    10,000,000  9,949,167
IBM Credit Corp.
4/3/95 6.25 (a)                 5,000,000  5,001,188
4/5/95 6.01                    10,000,000  9,993,366
ITT Corp.
4/17/95 6.16                    2,000,000  1,994,560
4/19/95 6.16                    2,000,000  1,993,880
Morgan Stanley Group, Inc.
5/22/95 6.09                   10,000,000  9,914,575
Philip Morris Cos., Inc.
5/23/95 6.09                    5,000,000  4,956,666
Preferred Receivables Funding Corp.
4/11/95 6.05                    1,095,000  1,093,169
Seagram & Sons, Joseph E. (Inc.)
4/17/95 6.07                   15,000,000  14,959,866
Sears Roebuck Acceptance Corp.
5/9/95 6.15                     4,000,000  3,974,329
Whirlpool Financial Corp.
4/19/95 6.06                    6,000,000  5,981,910
TOTAL COMMERCIAL PAPER                     308,757,344
FEDERAL AGENCIES - 11.5%
 DUE    ANNUALIZED YIELD AT     PRINCIPAL    VALUE
 DATE   TIME OF PURCHASE         AMOUNT     (NOTE 1)
FEDERAL HOME LOAN MORTGAGE CORP. - DISCOUNT NOTES - 4.1%
5/30/95 6.05%                $ 15,000,000 $ 14,853,483
6/2/95 6.09                     5,000,000  4,948,333
6/2/95 6.11                    10,000,000  9,896,323
7/7/95 6.17                     3,000,000  2,951,096
                                          32,649,235
FEDERAL NATIONAL MORTGAGE ASSOC. - DISCOUNT NOTES - 6.2%
4/24/95 5.95                   25,000,000  24,905,923
5/17/95 6.03                   10,000,000  9,923,972
6/7/95 6.10                    15,000,000  14,832,221
                                          49,662,116
STUDENT LOAN MARKETING ASSOC. - AGENCY COUPONS (A) - 1.2%
4/4/95 6.03                    10,000,000  10,000,000
TOTAL FEDERAL AGENCIES                     92,311,351
BANK NOTES - 15.9%
Boatmen's National Bank of St. Louis
4/15/95 6.09 (a)                5,000,000  4,998,680
Comerica Bank - Detroit
4/3/95 6.65 (a)                15,000,000  15,000,000
Fifth Third Bank - Cincinnati
4/10/95 6.02                   15,000,000  15,000,033
First Bank N.A. - Minnesota
4/15/95 6.11 (a)                7,000,000  6,998,705
First of America Bank - Illinois
5/9/95 6.18                    20,000,000  19,999,354
5/30/95 6.15                   15,000,000  15,007,401
Harris Trust & Savings Bank, Chicago
4/24/95 6.08                   15,000,000  14,999,611
Key Bank of New York
4/3/95 6.32 (a)                 5,000,000  4,998,161
Mellon Bank, N.A.
5/11/95 6.17                   10,000,000  10,000,000
NationsBank of Texas
4/26/95 6.20                   10,000,000  10,000,000
PNC Bank, N.A.
4/5/95 6.17 (a)                10,000,000  9,994,918
TOTAL BANK NOTES                          126,996,863
MASTER NOTES (A) - 3.3%
 DUE   ANNUALIZED YIELD AT      PRINCIPAL    VALUE
 DATE  TIME OF PURCHASE          AMOUNT    (NOTE 1)
J.P. Morgan Securities
4/3/95 6.64%                 $ 12,000,000 $ 12,000,000
Morgan Stanley Group, Inc.
4/3/95 6.64                     5,000,000  5,000,000
Norwest Corp.
4/3/95 6.12                     9,000,000  9,000,000
TOTAL MASTER NOTES                         26,000,000
MEDIUM-TERM NOTES - 6.7%
Beneficial Corp.
4/15/95 6.07 (a)               10,000,000  9,997,692
General Motors Acceptance Corp.
5/7/95 6.32 (a)                 6,000,000  6,000,000
5/18/95 6.18                    4,000,000  4,015,929
Goldman Sachs Group, L.P. (The)
5/16/95 6.26 (a) (b)            7,500,000  7,500,000
6/1/95 6.22 (a) (b)             8,000,000  8,000,000
John Deere Capital Corp.
4/19/95 6.11 (a)                3,000,000  3,000,000
Merrill Lynch & Co., Inc.
4/3/95 6.27 (a)                 3,000,000  3,000,000
Norwest Corp.
9/15/95 6.27 (a)                7,000,000  7,000,000
PHH Corp.
4/3/95 6.00 (a)                 5,000,000  4,997,547
TOTAL MEDIUM-TERM NOTES                   53,511,168
SHORT-TERM NOTES (A) (C) - 2.7%
CSA Funding - C
4/7/95 6.20                    10,000,000  10,000,000
SMM Trust Company (1994-D)
4/28/95 6.29                    2,000,000  2,000,000
SMM Trust Company (1994-E)
4/13/95 6.30                   10,000,000  10,000,000
TOTAL SHORT-TERM NOTES                     22,000,000
MUNICIPAL SECURITIES (A) - 1.0%
New York General Obligation
5/23/95 6.27                    8,000,000  8,000,000
REPURCHASE AGREEMENTS - 8.6%
                                MATURITY     VALUE
                                 AMOUNT     (NOTE 1)
With First Boston Corporation:
 At 6.10%, dated 3/30/95, due 4/6/95:
  (principal amount $10,300,001)
  5.617%,
 6/1/24 to 10/1/27           $ 10,011,861 $ 10,000,000
 At 6%, dated 3/17/95, due 4/7/95:
  U.S. Government Obligations
  (principal amount $25,808,419)
  8.75% to 10.75%
 2/15/03 to 5/15/17            25,087,500  25,000,000
In a joint trading account
 (U.S. Treasury Obligations)
 dated 3/31/95, due 4/3/95:
  At 6.24%                     33,588,466  33,571,000
TOTAL REPURCHASE AGREEMENTS                68,571,000
TOTAL INVESTMENTS - 100%                  $ 800,005,826
Total Cost for Income Tax Purposes        $ 800,005,826
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $15,500,000 or 1.9% of net assets.
(c) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on each holding is as follows:
                        ACQUISITION     ACQUISITION
                        SECURITY DATE    COST
CSA Funding - C            10/28/93     $ 10,000,000
SMM Trust Company:
 (1994-D)                  10/28/94     $ 2,000,000
 (1994-E)                   4/13/94     $ 10,000,000
INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $98,000 of which $49,000 and $49,000 will expire on March 31, 2001 and 2003, respectively.
For the period ended March 31, 1995, approximately 2% of the fund's dividends to shareholders was derived from interest on U.S. Government obligations.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC MONEY MARKET PORTFOLIO

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 MARCH 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $68,571,000) -             $ 800,005,826
See accompanying schedule

Interest receivable                                                                                2,208,118

Receivable from investment adviser for expense reductions                                          13,024

TOTAL ASSETS                                                                                      802,226,968

LIABILITIES

Share transactions in process                                                            $ 505,030

Dividends payable                                                                         2,951,365

Accrued management fee                                                                    152,211

Other payables and accrued expenses                                                       136,079

TOTAL LIABILITIES                                                                                 3,744,685

NET ASSETS                                                                                        $ 798,482,283

Net Assets consist of:

Paid in capital                                                                                   $ 798,580,138

Accumulated net realized gain (loss) on investments                                                (97,855)

NET ASSETS                                                                                        $ 798,482,283

CLASS A:                                                                                           $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($771,937,340 (divided by) 772,016,831 shares)

CLASS B:                                                                                           $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($26,544,943 (divided by) 26,547,677 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED MARCH 31, 1995

INTEREST INCOME                                                         $ 49,311,675

EXPENSES

Management fee                                              $ 1,923,368

Transfer agent fees                                          292,657
Class A

 Class B                                                     13,633

Distribution fees - Class B                                  52,640

Accounting fees and expenses                                 122,139

Non-interested trustees' compensation                        14,330

Custodian fees and expenses                                  69,858

Registration fees - Class A                                  96,230

Registration fees - Class B                                  26,745

Audit                                                        20,246


Legal                                                        8,341


Reports to shareholders                                      2,150

Miscellaneous                                                7,893

 Total expenses before reductions                            2,650,230

 Expense reductions                                          (866,856)     1,783,374

NET INTEREST INCOME                                                        47,528,301

NET REALIZED GAIN (LOSS) ON INVESTMENTS463.                                (48,831)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                      $ 47,479,470


STATEMENT OF CHANGES IN NET ASSETS

                                                                                      YEARS ENDED MARCH 31,

                                                                                     1995                    1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                            $ 47,528,301            $ 23,543,671
Net interest income

 Net realized gain (loss)                                                              (48,831)                1,208

                                                                                       47,479,470              23,544,879
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from:
Net interest income

                                                                                       (46,688,716)            (23,543,671)
Class A

                                                                                       (839,585)               -
Class B

Share transactions - net increase (decrease) at net asset value of $1.00 per share     141,555,067             (147,379,298)

                                                                                       141,506,236             (147,378,090)
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                                   656,976,047             804,354,137

 End of period                                                                        $ 798,482,283           $ 656,976,047


FINANCIAL HIGHLIGHTS - CLASS A

                                                      YEARS ENDED MARCH 31,

                                                      1995                    1994        1993        1992        1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period                  $ 1.000                 $ 1.000     $ 1.000     $ 1.000     $ 1.000

Income from Investment Operations

 Net interest income                                   .049                    .031        .034        .054        .078

Less Distributions

 From net interest income                              (.049)                  (.031)      (.034)      (.054)      (.078)

Net asset value, end of period                        $ 1.000                 $ 1.000     $ 1.000     $ 1.000     $ 1.000

TOTAL RETURN A                                         4.97%                   3.14%       3.50%       5.50%       8.11%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)               $ 771,937               $ 656,976   $ 804,354   $ 558,727   $ 355,369

Ratio of expenses to average net assets                .18%                    .18%        .18%        .18%        .18%

Ratio of expenses to average net assets before         .27%                    .26%        .26%        .29%        .30%
expense reductions

Ratio of net interest income to average net assets     4.94%                   3.09%       3.43%       5.24%       7.79%


A TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FINANCIAL HIGHLIGHTS - CLASS B

                                                                     JULY 19, 1994
                                                                     (COMMENCEME
                                                                     NT
                                                                     OF OPERATIONS) T
                                                                     O
                                                                     MARCH 31,

                                                                     1995

SELECTED PER-SHARE DATA

Net asset value, beginning of period                                 $ 1.000

Income from Investment Operations

 Net interest income                                                  .035

Less Distributions

 From net interest income                                             (.035)

Net asset value, end of period                                       $ 1.000

TOTAL RETURN B                                                        3.36%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                              $ 26,545

Ratio of expenses to average net assets                               .50%A

Ratio of expenses to average net assets before expense reductions     .79%A

Ratio of net interest income to average net assets                    5.14%A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURN WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIOD SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: MONEY MARKET PORTFOLIO

INVESTMENTS MARCH 31, 1995

Showing Percentage of Total Value of Investments


BANKERS' ACCEPTANCES - 0.2%
 DUE    ANNUALIZED YIELD AT           PRINCIPAL    VALUE
 DATE   TIME OF PURCHASE               AMOUNT     (NOTE 1)
Domestic Bankers' Acceptances
Bank of America National Trust & Savings Assoc.
8/21/95 6.29%                       $ 12,000,000 $ 11,711,266
CERTIFICATES OF DEPOSIT - 28.1%
NEW YORK BRANCH, YANKEE DOLLAR, FOREIGN BANKS - 25.4%
Bank of Tokyo
4/17/95 6.11                          50,000,000  50,000,000
Banque Paribas
5/3/95 6.12                           25,000,000  24,998,900
Caisse Nationale de Credit Agricole
8/21/95 6.42                          25,000,000  25,000,000
9/15/95 6.31                          10,000,000  10,002,198
Canadian Imperial Bank of Commerce
4/6/95 6.05                           40,000,000  40,000,000
Commerzbank, Germany
4/26/95 5.87                          25,000,000  25,000,000
Dai-Ichi Kangyo Bank, Ltd.
4/3/95 6.15                            8,000,000  8,000,004
4/17/95 6.12                           6,000,000  6,000,133
Dresdner Bank, A.G.
4/13/95 5.80                          25,000,000  25,000,081
Fuji Bank, Ltd.
4/10/95 6.10                          20,000,000  20,000,000
4/10/95 6.13                          50,000,000  50,000,000
4/17/95 6.13                          20,000,000  20,000,000
5/3/95 6.13                           30,000,000  30,000,000
6/23/95 6.19                          45,000,000  45,000,000
6/27/95 6.19                          35,000,000  35,000,000
Industrial Bank of Japan, Ltd.
4/17/95 6.12                          75,000,000  74,999,643
4/28/95 6.13                          45,000,000  45,000,000
Landesbank Hessen - Thuringen
4/13/95 6.07                         100,000,000  100,000,166
Mitsubishi Bank, Ltd.
6/27/95 6.17                          30,000,000  30,000,000
6/30/95 6.25                          13,500,000  13,500,000
National Westminster Bank, PLC
4/13/95 6.06                          80,000,000  80,000,528
4/17/95 6.07                          50,000,000  50,000,197
6/15/95 6.12                          75,000,000  75,001,220
Sakura Bank, Ltd.
4/3/95 6.08                           40,000,000  40,000,000
4/17/95 6.09                          50,000,000  50,000,000
Sanwa Bank, Ltd.
4/3/95 6.06                           50,000,000  50,000,039
4/10/95 6.08                          72,000,000  72,000,040
4/13/95 6.12                          25,000,000  24,999,751
4/18/95 6.12                          50,000,000  50,000,861
5/3/95 6.10                           25,000,000  25,000,000
CERTIFICATES OF DEPOSIT - CONTINUED
NEW YORK BRANCH, YANKEE DOLLAR, FOREIGN BANKS - CONTINUED
Societe Generale
4/5/95 5.80%                        $ 35,000,000 $ 35,000,000
5/8/95 6.05                           50,000,000  50,000,000
Sumitomo Bank, Ltd.
4/7/95 6.07                           25,000,000  24,999,991
4/20/95 6.09                          60,000,000  60,000,000
6/26/95 6.20                          25,000,000  25,000,000
6/27/95 6.18                          50,000,000  50,000,000
Westdeutsche Landesbank
4/19/95 6.03                          30,000,000  30,000,000
                                                  1,469,503,752
LONDON BRANCH, EURODOLLAR, FOREIGN BANKS - 2.3%
Barclays Bank, PLC
6/9/95 6.22                           25,000,000  25,001,415
Dai-Ichi Kangyo Bank, Ltd.
5/31/95 6.17                          40,000,000  40,000,660
6/5/95 6.16                           25,000,000  24,998,296
Kredietbank, N.V.
7/10/95 6.25                          26,000,000  25,999,770
Mitsubishi Bank, Ltd.
4/18/95 6.13                          20,000,000  19,999,899
                                                  136,000,040
PORTLAND BRANCH, YANKEE DOLLAR, FOREIGN BANKS - 0.4%
Bank of Nova Scotia
5/8/95 6.13                           25,000,000  25,000,000
TOTAL CERTIFICATES OF DEPOSIT                     1,630,503,792
COMMERCIAL PAPER - 36.9%
A.H. Robins Company, Inc.
4/5/95 6.08                           10,000,000  9,993,278
4/18/95 6.05                          20,000,000  19,943,144
Abbey National, North America
6/13/95 6.31                          15,000,000  14,812,025
Alliance & Leicester Building Society
5/9/95 6.17                           20,000,000  19,871,222
American Express Credit Corp.
4/17/95 6.11                          50,000,000  49,865,555
5/8/95 6.11                           35,000,000  34,782,368
American Home Food Products, Inc.
4/5/95 6.08                           26,000,000  25,982,522
4/17/95 6.05                          10,000,000  9,973,245
4/18/95 6.05                          20,700,000  20,641,155
4/18/95 6.05                          10,000,000  9,971,573
American Home Products
4/13/95 6.05                           7,592,000  7,576,765
5/8/95 6.15                           15,000,000  14,906,113
COMMERCIAL PAPER - CONTINUED
 DUE   ANNUALIZED YIELD AT             PRINCIPAL   VALUE
 DATE  TIME OF PURCHASE                 AMOUNT    (NOTE 1)
Associates Corp. of North America
4/7/95 6.11%                        $ 50,000,000 $ 49,949,583
4/28/95 6.07                          25,000,000  24,887,125
5/1/95 6.11                           20,000,000  19,899,167
5/16/95 6.19                          25,000,000  24,809,375
Bear Stearns Cos., Inc.
4/13/95 6.16                          15,000,000  14,969,500
5/30/95 6.18                          25,000,000  24,750,479
Beneficial Corp.
5/8/95 6.14                           25,000,000  24,843,778
CIT Group Holdings, Inc.
4/17/95 6.11                          20,000,000  19,946,222
4/20/95 6.12                          50,000,000  49,840,347
5/8/95 6.11                           40,000,000  39,751,278
7/17/95 6.23                          25,000,000  24,546,736
7/24/95 6.22                          40,000,000  39,227,967
Canadian Imperial Bank of Commerce
4/7/95 6.05                           50,000,000  49,949,841
Canadian Wheat Board
8/16/95 6.40                          25,000,000  24,410,139
Cheltenham & Gloucester Building Society
6/29/95 6.15                          25,000,000  24,626,076
Chrysler Financial Corporation
4/10/95 6.22                          10,000,000  9,984,625
4/11/95 6.22                          15,000,000  14,974,375
4/18/95 6.25                           8,000,000  7,976,653
4/18/95 6.27                          11,000,000  10,967,794
4/24/95 6.20                          40,000,000  39,843,345
5/22/95 6.19                          10,000,000  9,913,158
5/30/95 6.20                          30,000,000  29,698,362
Commerzbank U.S. Finance, Inc.
9/18/95 6.33                          20,000,000  19,421,056
Dayton Hudson Corp.
4/17/95 6.05                          12,000,000  11,967,894
4/18/95 6.05                           8,000,000  7,977,257
Dean Witter, Discover & Co.
5/1/95 6.11                           39,010,000  38,813,324
Den Danske Corp., Inc.
6/22/95 6.15                          25,000,000  24,655,201
Eaton Corp.
4/11/95 6.11                           8,000,000  7,986,555
Electronic Data Systems Corp.
4/17/95 6.15                          17,000,000  16,953,986
6/15/95 6.24                          14,000,000  13,821,208
Enterprise Funding Corp.
4/3/95 6.07                            3,893,000  3,891,692
4/17/95 6.06                          15,000,000  14,959,800
5/2/95 6.13                            2,621,000  2,607,232
COMMERCIAL PAPER - CONTINUED
 DUE   ANNUALIZED YIELD AT             PRINCIPAL    VALUE
 DATE  TIME OF PURCHASE                 AMOUNT     (NOTE 1)
Ford Motor Credit Corp.
4/5/95 6.16%                         $ 65,000,000 $ 64,955,946
4/6/95 6.16                            20,000,000  19,983,055
4/10/95 6.10                           40,000,000  39,939,600
4/17/95 6.11                           26,000,000  25,930,089
5/16/95 6.19                           45,000,000  44,656,875
5/24/95 6.11                           15,000,000  14,867,058
6/23/95 6.24                           10,000,000  9,858,669
7/21/95 6.23                           25,000,000  24,529,792
7/24/95 6.23                           27,000,000  26,478,450
Ford Motor Credit, PLC
4/10/95 6.11                            9,000,000  8,986,388
4/17/95 6.12                           20,000,000  19,946,134
General Electric Capital Corp.
5/8/95 6.11                           100,000,000  99,378,194
6/15/95 6.87                           25,000,000  24,653,646
General Motors Acceptance Corp.
4/10/95 6.24                           45,000,000  44,930,588
5/1/95 5.95                            30,000,000  29,855,500
5/8/95 6.36                            35,000,000  34,774,454
5/12/95 6.35                           20,000,000  19,857,639
5/15/95 6.37                           22,000,000  21,831,407
5/16/95 6.35                           25,000,000  24,804,687
Goldman Sachs Group, L.P. (The)
5/25/95 6.18                           45,000,000  44,588,250
Government of Canada
8/8/95 6.22                            50,000,000  48,916,041
Household Finance Corp.
5/8/95 6.13                            20,000,000  19,875,330
ITT Corp.
4/4/95 6.13                            10,000,000  9,994,918
4/6/95 6.14                            25,000,000  24,978,820
4/17/95 6.16                            5,000,000  4,986,400
4/20/95 6.13                            4,000,000  3,987,122
ITT Financial
4/4/95 6.13                            25,000,000  24,987,292
4/13/95 6.11                            7,000,000  6,985,814
4/17/95 6.13                           34,000,000  33,907,822
International Nederlanden U.S. Funding Corp.
8/28/95 6.35                           25,000,000  24,363,646
Merrill Lynch & Co., Inc.
5/15/95 6.19                           25,000,000  24,816,667
Monsanto Co.
5/15/95 6.13                           15,000,000  14,889,083
6/19/95 6.20                           10,000,000  9,866,578
7/14/95 6.30                            7,000,000  6,875,633
Morgan Stanley Group, Inc.
5/24/95 6.13                           25,000,000  24,776,590
New Center Asset Trust
4/10/95 6.11                           35,000,000  34,947,062
4/13/95 6.16                           25,000,000  24,949,167
COMMERCIAL PAPER - CONTINUED
 DUE    ANNUALIZED YIELD AT            PRINCIPAL     VALUE
 DATE   TIME OF PURCHASE                AMOUNT      (NOTE 1)
New South Wales Treasury Corp.
8/16/95 6.40%                         $ 5,000,000 $ 4,882,028
8/17/95 6.43                           20,000,000  19,522,367
8/22/95 6.31                           25,000,000  24,392,250
Norwest Financial
4/17/95 6.12                           10,000,000  9,973,066
Seagram & Sons, Joseph E. (Inc.)
5/31/95 6.17                           14,491,000  14,344,158
6/5/95 6.32                            27,431,000  27,123,926
Sears Roebuck Acceptance Corp.
5/11/95 6.15                           16,000,000  15,891,912
Sherwood Medical Company
4/6/95 6.08                             5,500,000  5,495,378
Toronto Dominion Holdings USA, Inc.
10/10/95 6.39                          20,000,000  19,342,934
Whirlpool Corp.
4/19/95 6.05                           11,000,000  10,966,890
Woolwich Equitable Building Society
4/5/95 6.09                            17,000,000  16,988,592
TOTAL COMMERCIAL PAPER                             2,138,974,002
FEDERAL AGENCIES - 7.1%
FEDERAL FARM CREDIT BANK - AGENCY COUPONS (A) - 0.7%
4/3/95 6.17                             43,000,000  42,967,244
FEDERAL HOME LOAN BANK - AGENCY COUPONS (A) - 0.4%
12/26/95 6.37                           25,000,000  25,505,976
FEDERAL HOME LOAN BANK - DISCOUNT NOTES - 0.5%
6/13/95 6.10                            22,550,000  22,275,185
7/6/95 6.12                              6,385,000  6,282,670
                                                    28,557,855
FEDERAL HOME LOAN MORTGAGE CORP. - DISCOUNT NOTES - 1.1%
6/13/95 6.11                            50,000,000  49,389,639
7/5/95 6.12                             15,519,000  15,272,873
                                                    64,662,512
FEDERAL NATIONAL MORTGAGE ASSOC. - DISCOUNT NOTES - 4.4%
5/31/95 6.09                             56,000,000  55,440,000
6/7/95 6.11                              10,000,000  9,887,962
6/30/95 6.12                             50,000,000  49,250,000
8/14/95 6.40                             60,000,000  58,605,000
10/3/95 6.40                             25,000,000  24,207,327
10/4/95 6.37                             25,000,000  24,206,916
12/18/95 6.52                            31,160,000  29,759,358
                                                     251,356,563
TOTAL FEDERAL AGENCIES                               413,050,150
BANK NOTES - 3.9%
 DUE   ANNUALIZED YIELD AT               PRINCIPAL     VALUE
 DATE  TIME OF PURCHASE                   AMOUNT      (NOTE 1)
Bank of New York - Delaware
4/3/95 6.36% (a)                       $ 25,000,000 $ 24,996,754
Bank One - Dayton
4/3/95 6.65 (a)                          18,000,000  18,000,000
Boatmen's National Bank of St. Louis
4/15/95 6.09 (a)                         50,000,000  49,986,804
Comerica Bank - Detroit
4/3/95 6.66 (a)                          20,000,000  19,999,534
First of America Bank - Illinois
6/19/95 6.20                             15,000,000  15,000,000
First of America Bank - Indiana
5/17/95 6.15                             15,000,000  14,999,861
NBD Bank, N.A.
4/6/95 5.80                              35,000,000  35,000,000
Society National Bank
4/3/95 6.66 (a)                          50,000,000  49,998,767
TOTAL BANK NOTES                                     227,981,720
MASTER NOTES (A) - 3.3%
J.P. Morgan Securities
4/3/95 6.64                              66,000,000  66,000,000
Morgan Stanley Group, Inc.
4/3/95 6.64                              95,000,000  95,000,000
Norwest Corp.
4/3/95 6.12                              32,000,000  32,000,000
TOTAL MASTER NOTES                                   193,000,000
MEDIUM-TERM NOTES (A) - 7.7%
Abbey National Treasury Service (b)
6/30/95 6.30                             85,000,000  85,000,000
Beneficial Corp.
4/15/95 6.07                             40,000,000  39,990,765
Corporate Asset Funding Co., Inc. (b)
4/15/95 6.10                             20,000,000  19,995,131
General Electric Capital Corp.
4/3/95 6.28                              50,000,000  49,986,611
General Motors Acceptance Corp.
5/7/95 6.32                              50,000,000  50,000,000
Goldman Sachs Group, L.P. (The) (b)
5/16/95 6.26                             56,000,000  56,000,000
6/1/95 6.22                              53,000,000  53,000,000
John Deere Capital Corp.
4/19/95 6.11                             10,000,000  10,000,000
Norwest Corp.
9/15/95 6.25                             65,000,000  65,000,000
PHH Corp.
4/3/95 6.02                              20,000,000  19,990,180
TOTAL MEDIUM-TERM NOTES                              448,962,687
SHORT-TERM NOTES (A) - 1.0%
 DUE   ANNUALIZED YIELD AT               PRINCIPAL     VALUE
 DATE  TIME OF PURCHASE                   AMOUNT      (NOTE 1)
Capital One Funding Corp.
4/7/95 6.12%                           $ 12,000,000 $ 12,000,000
SMM Trust Company (1994-D)
4/28/95 6.29 (c)                         44,000,000  44,000,000
TOTAL SHORT-TERM NOTES                               56,000,000
TIME DEPOSITS - 8.4%
Bank of Tokyo
4/3/95 6.09                               50,000,000  50,000,000
5/3/95 6.13                               10,000,000  10,000,000
Berliner Handels-und Frankfurter Bank
4/3/95 6.44                               95,000,000  95,000,000
4/4/95 6.25                               75,000,000  75,000,000
Dai-Ichi Kangyo Bank, Ltd.
4/17/95 6.13                              15,000,000  15,000,000
4/28/95 6.13                              40,000,000  40,000,000
5/3/95 6.13                               40,000,000  40,000,000
Hongkong & Shanghai Banking Corp.
4/3/95 6.44                               25,000,000  25,000,000
Mitsubishi Bank, Ltd.
4/3/95 6.09                               10,000,000  10,000,000
Sanwa Bank, Ltd.
4/10/95 6.13                              25,000,000  25,000,000
Society National Bank
4/3/95 6.44                              100,000,000  100,000,000
TOTAL TIME DEPOSITS                                   485,000,000
REPURCHASE AGREEMENTS - 3.4%
                                           MATURITY      VALUE
 AMOUNT (NOTE 1)
In a joint trading account
 (U.S. Treasury Obligations)
 dated 3/31/95, due 4/3/95:
  At 6.24%                             $ 197,295,593 $ 197,193,000
TOTAL INVESTMENTS - 100%                             $ 5,802,376,617
Total Cost for Income Tax Purposes                   $ 5,802,376,617

LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $213,995,131 or 3.8% of net assets.
(c) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements).
          ACQUISITION ACQUISITION
SECURITY     DATE       COST
SMM Trust Company
 (1994-D) 10/28/94    $ 44,000,000
INCOME TAX INFORMATION
At March 31,1995, the fund had a capital loss carryforward of approximately $1,781,000 of which $336,000, $898,000 and $547,000 will expire on March
31, 2001, 2002 and 2003, respectively.
For the period ended March 31, 1995, approximately 1% of the fund's dividends to shareholders was derived from interest on U.S. Government obligations.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: MONEY MARKET PORTFOLIO

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 MARCH 31, 1995

ASSETS

Investment in securities, at value (including repurchase agreements of $197,193,000) -                $ 5,802,376,617
See accompanying schedule

Cash                                                                                                   49,875


Interest receivable                                                                                    16,492,586

Receivable from investment adviser for expense reductions                                              208,679

TOTAL ASSETS                                                                                           5,819,127,757

LIABILITIES

Payable for investments purchased                                                         $ 218,498,296

Dividends payable                                                                          11,206,572

Accrued management fee                                                                     1,023,355

Other payables and accrued expenses                                                        989,687

TOTAL LIABILITIES                                                                                       231,717,910

NET ASSETS                                                                                              $ 5,587,409,847

Net Assets consist of:

Paid in capital                                                                                         $ 5,589,190,654

Accumulated net realized gain (loss) on investments                                                     (1,780,807)

NET ASSETS                                                                                              $ 5,587,409,847

CLASS A:                                                                                                $1.00
553.NET ASSET VALUE, offering price and redemption price per share
 ($5,130,123,367 (divided by) 5,131,736,699 shares)

CLASS B:                                                                                                $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($457,286,480 (divided by) 457,430,289 shares)


STATEMENT OF OPERATIONS

 YEAR ENDED MARCH 31, 1995

INTEREST INCOME                                                           $ 270,744,321

EXPENSES

Management fee                                              $ 10,436,518

Transfer agent fees                                          252,666
Class A

 Class B                                                     77,911

Distribution fees - Class B                                  812,749

Accounting fees and expenses                                 441,370

Non-interested trustees' compensation                        67,324

Custodian fees and expenses                                  300,809

Registration fees - Class A                                  603,230

Registration fees - Class B                                  55,604

Audit                                                        58,121


Legal                                                        52,619


Reports to shareholders                                      5,113

Miscellaneous                                                43,344

 Total expenses before reductions                            13,207,378

 Expense reductions                                          (3,002,430)    10,204,948

NET INTEREST INCOME                                                         260,539,373

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                    (546,578)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                       $ 259,992,795


STATEMENT OF CHANGES IN NET ASSETS

                                                                                      YEARS ENDED MARCH 31,

                                                                                      1995                    1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                            $ 260,539,373           $ 166,035,073
Net interest income

 Net realized gain (loss)                                                              (546,578)               (897,770)

                                                                                       259,992,795             165,137,303
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from:
Net interest income

                                                                                       (247,999,851)           (165,655,489)
Class A

                                                                                       (12,539,522)            (379,584)
Class B

Share transactions - net increase (decrease) at net asset value of $1.00 per share     2,298,216,397           (1,042,357,311)

                                                                                       2,297,669,819           (1,043,255,081)
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

Beginning of period                                                                   3,289,740,028           4,332,995,109

End of period                                                                        $ 5,587,409,847         $ 3,289,740,028


FINANCIAL HIGHLIGHTS - CLASS A



                                                    YEARS ENDED MARCH 31,

                                                    1995                    1994          1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period                $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations

 Net interest income                                .049                    .032          .035          .055          .078

Less Distributions

 From net interest income                            (.049)                  (.032)        (.035)        (.055)        (.078)

Net asset value, end of period                      $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN A                                       4.99%                   3.20%         3.58%         5.59%         8.13%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)             $ 5,130,123             $ 3,200,277   $ 4,332,995   $ 3,990,395   $ 4,706,936

Ratio of expenses to average net assets              .18%                    .18%          .18%          .18%          .18%

Ratio of expenses to average net assets before       .24%                    .23%          .23%          .24%          .25%
expense reductions

Ratio of net interest income to average net assets   5.00%                   3.15%         3.50%         5.42%         7.80%


A TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FINANCIAL HIGHLIGHTS - CLASS B

                                                                         YEAR        NOVEMBER 17, 1993
                                                                         ENDED       (COMMENCEMENT
                                                                         MARCH 31,   OF OPERATIONS) TO
                                                                         1995        MARCH 31,
                                                                                     1994

SELECTED PER-SHARE DATA

Net asset value, beginning of period                                 $ 1.000                         $ 1.000

Income from Investment Operations

 Net interest income                                                  .046                            .011

Less Distributions

 From net interest income                                             (.046)                          (.011)

Net asset value, end of period                                       $ 1.000                         $ 1.000

TOTAL RETURN B                                                        4.66%                           1.08%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                              $ 457,286                       $ 89,463

Ratio of expenses to average net assets                               .50%                            .50%A

Ratio of expenses to average net assets before expense reductions     .59%                            .55%A

Ratio of net interest income to average net assets                    4.94%                           2.83%A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS.
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS

INVESTMENTS MARCH 31, 1995

Showing Percentage of Total Value of Investments


MUNICIPAL SECURITIES (A) - 100%
                                                     PRINCIPAL      VALUE
 DATE TIME OF PURCHASE AMOUNT (NOTE 1)
ALABAMA - 0.6%
Alabama Hsg. Fin. Auth. Multi-Family Hsg. Rev.
(Homewood Gardens Proj.)
Series 1991 C, 4.55%, LOC Southtrust Bank, VRDN     $ 2,350,000 $ 2,350,000
Decatur Poll. Cont. Rev. Rfdg. (Monsanto Co. Proj.)
Series 1994, 4.10%, VRDN                              3,115,000  3,115,000
Tarrant City Ind. Dev. Board Rev. Rfdg. (Philip
Morris Co. Inc.) Series 1993, 4.20%, VRDN             2,300,000  2,300,000
Tuscaloosa County Port Auth. Rev. (Capstone Hotel
Ltd. Proj.) Series 1989 A, 4.55%,
LOC Southtrust Bank of Alabama, VRDN                  4,420,000  4,420,000
                                                                12,185,000
ARIZONA - 2.1%
Apache County Ind. Dev. Auth. Ind. Rev. (Tucson Elec.
Pwr. Co. Springerville Proj.)
Series 1983 A, 4.20%, LOC Barclays Bank, VRDN        21,200,000  21,200,000
Arizona Agricultural Impt. & Pwr. Dist. (Salt
River Proj.) 3.65% 4/18/95, CP                       13,000,000  13,000,000
Arizona Health Facs. Auth. Rev. (Voluntary Hosp.
Federation Pooled Loan Prog.)
Series 1985 A, 4.05% (FGIC Insured) (Liquidity
Facility Citibank), VRDN                              3,700,000  3,700,000
Maricopa County Ind. Dev. Auth. Rev. (Royal
Oaks-Sun City Proj.)
Series 1990, 4.35%, LOC Bank of America, VRDN         4,700,000  4,700,000
                                                                 42,600,000
ARKANSAS - 0.6%
Crossett Poll. Cont. Rev. Rfdg. (Georgia-Pacific
Corp. Proj.) Series 1991, 4.20%,
LOC Trust Co. Bank of Georgia, VRDN                   3,500,000  3,500,000
Little Rock Health Facs. Board Rev. (S.W. Hosp.)
Series 1988, 4.05%
(FGIC Insured) (BPA Bank of Nova Scotia), VRDN        7,600,000  7,600,000
                                                                 11,100,000
CALIFORNIA - 5.7%
California Gen. Oblig. Adj. Rate RAN Series 1994-95
B, 4.25% 6/28/95                                     47,000,000  46,997,484
California School Cash Reserve Prog. Auth. TRAN,
Pool 1994 Series A, 4.50% 7/5/95                     43,000,000  43,080,805
Los Angeles County TRAN 4.50% 6/30/95                 9,000,000  9,008,126
Orange County Unit Priced Apt. Dev. Rev. Bonds:
 (The Irvine Co.) Series 1985, 4.05% tender 4/27/95,
 LOC Dai-Ichi Kangyo Bank Ltd.                        5,000,000  5,000,000
 (The Irvine Co. II) Series 1985 V, 4.30% tender
4/27/95, LOC Citibank                                 9,000,000  9,000,000
                                                                113,086,415
COLORADO - 1.7%
Colorado Health Facs. Auth. Rev. (Sisters of Charity
Health Care) Series 1992 A, 4.05%
(BPA Dresdner Bank AG, Toronto-Dominion Bank), VRDN   4,700,000  4,700,000
Colorado Gen. Fund TRAN 4.50% 6/27/95                 5,900,000  5,908,106
Englewood County Multi-Family Hsg. Rev. (The Marks
Apts.) Series 1985 A, 4.05%,
LOC Citibank, VRDN                                    4,080,000  4,080,000
Jefferson County School Dist. #R-1 Gen. Oblig.
Participating VRDN, Series BT-5, 4.375%
(BPA Bankers Trust Co.) (b)                           9,500,000  9,500,000
Moffat County Poll. Cont. Rev. Rfdg. (Colorado-UTE
Elec. Assoc. Inc.)
Series 1984, 4.30%, VRDN                             10,000,000  10,000,000
                                                                 34,188,106
MUNICIPAL SECURITIES (A) - CONTINUED
                                                     PRINCIPAL     VALUE
                                                      AMOUNT      (NOTE 1)
CONNECTICUT - 0.1%
Connecticut Gen. Oblig. Economic Recovery Notes,
Series 1991 B, 4.10%
(BPA Canadian Imperial Bank, Ind. Bank of Japan
Ltd., Nat'l. Westminster Bank PLC), VRDN            $ 2,700,000 $ 2,700,000
DELAWARE - 2.1%
Delaware Econ. Dev. Auth. Poll. Cont. Rev. Rfdg.
 (Philip Morris Co. Inc. Proj.)
Series 1992, 4.20%, VRDN                              3,300,000  3,300,000
Delaware Econ. Dev. Auth. Rev., VRDN:
 (Hosp. Billing & Collection Svcs. Ltd. Proj.):
  Series 1985 A, 4.30% (MBIA & BIG Insured) (BPA
Morgan Stanley Group Inc.)                           17,400,000  17,400,000
  Series 1985 C, 4.30% (MBIA & BIG Insured) (BPA
Morgan Stanley Group Inc.)                           16,200,000  16,200,000
 (Peninsula United Methodist Homes Inc.) Series 1992
B, 4.35%, LOC Meridian Bank                           3,800,000  3,800,000
                                                                 40,700,000
DISTRICT OF COLUMBIA - 1.1%
Dist. of Columbia Gen. Oblig. Fund Recovery Rev.
Series B, 4.95%,
LOC Union Bank of Switzerland, VRDN                   1,200,000  1,200,000
Dist. of Columbia Gen. Oblig. Participating VRDN,
Series PA-64, 4.35%
(Liquidity Facility Merrill Lynch & Co. Inc.) (b)    10,240,000  10,240,000
Dist. of Columbia Gen. Oblig. Rev., VRDN:
 Rfdg. Series 1992 A-2, 4.75%, LOC Bank of Nova
Scotia                                                3,000,000  3,000,000
 (American Association for the Advancement of
Science Issue) 4.60%,
 LOC NationsBank of North Carolina                    6,700,000  6,700,000
                                                                21,140,000
FLORIDA - 11.6%
Broward County Fin. Auth. Multi-Family Hsg. Rev., VRDN:
 (Palm Aire-Oxford Proj.) Series 1990, 4.55%          1,620,000  1,620,000
 (Sanctuary Apts. Proj.) Series 1985, 4.20%, LOC PNC
Bank NA                                               4,300,000  4,300,000
Dade County Aviation Facs. Rev., Series 1984 A,
4.25%, LOC Fuji Bank Ltd., VRDN                       1,900,000  1,900,000
Dade County Ind. Dev. Auth. Ind. Dev. Rev., VRDN:
 (Dolphins Stadium Proj.) Series 1985 B, 4.10%, LOC
Hong Kong & Shanghai Banking Corp.                    1,600,000  1,600,000
 (South Dade Jewish Commty. Ctr.) 4.20%, LOC
Sunbank of Miami                                      1,515,000  1,515,000
Dade County Wtr. & Swr. Sys. Rev. 4.15% (FGIC Insured)
( Liquidity Facility Ind. Bank of Japan Ltd.), VRDN 16,800,000 16,800,000 Escambia County Poll. Cont. Rev. Rfdg. (Monsanto Co.
Proj.) Series 1994, 4.10%, VRDN                       4,775,000  4,775,000
Escambia County Rev. Rfdg. (Pacer Industries)
Series 1991, 4.20%,
LOC Trust Co. Bank of Georgia, VRDN                   1,700,000  1,700,000
First Muni. Loan Council Rev. Bonds (Florida League
of Cities First Muni. Pooled Loan Prog.)
Series 2, 4.10% tender 5/10/95, LOC Sumitomo Bank
Ltd.                                                  7,200,000  7,200,000
Florida Local Gov't. Fin. Auth. Gov't. Unit Loan
Prog. Series 1986 A, 4%,
LOC First Union Nat'l. Bank of Florida, VRDN          5,000,000  5,000,000
Indian River County Hosp. Dist. Hosp. Rev.:
 Rfdg. Series 1985, 4.45%, LOC Kedietbank NV, VRDN    3,100,000  3,100,000
 Bonds Series 1988, 4.35% tender 5/11/95, LOC
Kredietbank NV                                        2,000,000  2,000,000
Indian Trace Commty. Dev. Dist. Rev. (Broward
County Basin I Wtr. Mgmt. Spl. Benefit)
4.10% (MBIA Insured) (BPA Swiss Bank Corp.), VRDN    17,000,000  17,000,000
Jacksonville Hosp. Rev., VRDN:
 (Baptist Med. Ctr. Proj.) Series 1984, 4%,
 LOC First Union Nat'l. Bank of North Carolina        2,525,000  2,525,000
 (Univ. Med. Ctr.):
  Series 1988, 4.325%, LOC Sumitomo Bank Ltd.        14,000,000  14,000,000
  Series 1989, 4.325%, LOC Sumitomo Bank Ltd.         5,300,000  5,300,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                     PRINCIPAL     VALUE
                                                      AMOUNT      (NOTE 1)
FLORIDA - CONTINUED
Jacksonville Ind. Dev. Rev. Rfdg. (Arpt. Hotel
Proj.) Series 1993, 4.20%,
LOC Northern Trust Co., VRDN                        $ 3,000,000 $ 3,000,000
Jacksonville Poll. Cont. Rev. Rfdg. Bonds (Florida
Pwr. & Lt. Co. Proj.):
 Series 1992, 4.25% tender 5/17/95                    5,000,000  5,000,000
 Series 1994, 4.25% tender 5/18/95                   10,510,000  10,510,000
Jacksonville Spl. Tax (River City Renaissance Prog.),
 CP:
 4.25% 5/8/95 (BPA Morgan Guaranty Trust Co.,
Sun Bank of Orlando, Credit Suisse,
 Dresdner Bank AG)   10,500,000  10,500,000
 4.05% 6/14/95 (BPA Morgan Guaranty, Sun Bank of
Orlando, Credit Suisse,
 Dresdner Bank AG)                                   10,000,000  10,000,000
Lee County Hosp. Board Hosp. Rev. Bonds (Lee Mem.
Hosp. Proj.)
Series 1992 B, 4.05% tender 4/24/95                  11,500,000  11,500,000
Liberty County Ind. Dev. Board Rev. (Timber Energy
Resources Inc. Proj.) Series 1994, 4.30%,
LOC Bank of Montreal, VRDN                            2,300,000  2,300,000
Orange County Health Facs. Auth. Rev. (Mayflower
Retirement Commty.)
Series 1988, 4.15%, LOC Banque Paribas, VRDN          5,900,000  5,900,000
Orange County School Dist. TAN 4.75% 6/30/95         15,500,000  15,527,576
Pasco County Hsg. Fin. Auth. Multi-Family Hsg.
Rev. (Carlton Arms of Magnolia Valley)
Series 1985, 4.375%, LOC Bankers Trust Co., VRDN      2,000,000  2,000,000
Sarasota County Pub. Hosp. Dist. Hosp. Bonds
(Sarasota Mem. Hosp.):
 Series 1985 C:
  4.25% tender 5/16/95, LOC Sumitomo Bank Ltd.        3,450,000  3,450,000
  4.25% tender 5/18/95, LOC Sumitomo Bank Ltd.        3,340,000  3,340,000
 Series 1991:
  4.25% tender 4/17/95                                5,000,000  5,000,000
  4.10% tender 6/13/95                                8,500,000  8,500,000
 Series 1993 A:
  4.10% tender 4/7/95 (Liquidity Facility Goldman
Sachs)                                               15,000,000  15,000,000
  4% tender 5/18/95 (Liquidity Facility Goldman
Sachs)                                                6,600,000  6,600,000
Sunshine State Governmental Fing. Commission Rev.
Bonds Series 1986:
 4.10% tender 5/18/95, LOC Morgan Guaranty Trust
Co., Nat'l. Westminster Bank PLC,
 Union Bank of Switzerland                            6,050,000  6,050,000
 3.90% tender 5/22/95, LOC Morgan Guaranty Trust Co.,
Nat'l. Westminster Bank PLC,
 Union Bank of Switzerland                            5,000,000  5,000,000
Univ. Athletic Assoc. Cap. Impt. Rev. Series 1990,
4.35%,
LOC Sun Bank of Orlando, VRDN                        10,400,000  10,400,000
   229,912,576
GEORGIA - 6.2%
Burke County Dev. Auth. Poll. Cont. Rev. (Oglethorpe
Pwr. Corp. Vogtle Proj.)
4.15% (FGIC Insured) (Liquidity Facility Ind. Bank of
Japan Ltd.), VRDN                                     2,000,000  2,000,000
Cobb County Dev. Auth. Rev. (Institute of Nuclear
Operations) Series 1992, 4.20%,
LOC Trust Co. Bank of Georgia, VRDN                   5,565,000  5,565,000
Cobb County Wtr & Swr. Participating VRDN, Series
11, 4.375%
(BPA Bankers Trust Co.) (b)                           5,049,000  5,049,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                      PRINCIPAL    VALUE
                                                       AMOUNT     (NOTE 1)
GEORGIA - CONTINUED
Columbia County Residential Care Facs. Rev. (Augusta
Residential Ctr./Brandon Wilde
Lifecare Ctr.) 4.20%, LOC Trust Co. Bank of Georgia,
VRDN                                                $ 2,665,000 $ 2,665,000
Fulton County Hsg. Auth. Multi-Family Hsg. Rev.
Rfdg. (Spring Creek Crossing Proj.)
4.20%, LOC Wachovia Bank of Georgia, VRDN             5,000,000  5,000,000
Georgia Gen. Oblig. Participating VRDN, Series
1993 D-A, 4.35%
(Liquidity Facility Citibank) (b)                    29,600,000  29,600,000
Georgia Muni. Elec. Auth. Participating VRDN (b):
 Series 1994 C-B, 4.35% (Liquidity Facility
Citibank)                                            22,400,000  22,400,000
 Series 1994 D, 4.40% (Liquidity Facility Norwest
Bank)                                                 6,500,000  6,500,000
Georgia Muni. Gas Auth. Gas Rev. Bonds (Transco
Proj. I) Series 1991 A,
 4.15% tender 4/26/95, LOC Credit Suisse              9,285,000  9,285,000
Georgia Private Colleges & Univs. Auth. Rev. Bonds
(Emory Univ. Proj.)
Series 1993 B, 4% tender 6/12/95                      6,000,000  6,000,000
Marietta Hsg. Auth. Multi-Family Hsg. Rev. Rfdg.
(Wood Pointe Apts.)
Series 1993, 4.35%, VRDN                              5,000,000  5,000,000
Roswell Hsg. Auth. Multi-Family Hsg. Rev., VRDN:
 Rfdg. (Roswell-Oxford Proj.) Series 1990, 4.55%     19,575,000  19,575,000
 (Autumnbrook Apts.) Series 1991 A, 4.30%, LOC
Amsouth Bank of Birmingham                            5,200,000  5,200,000
                                                                123,839,000
IDAHO - 0.2%
Caribou County Poll. Cont. Rev. Rfdg.
(Monsanto Co. Proj.) Series 1994 A, 4.10%, VRDN       3,000,000  3,000,000
ILLINOIS - 4.4%
Chicago Gen. Oblig. Participating VRDN, Series BT-9,
4.375% (BPA Bankers Trust Co.) (b)                    5,553,900  5,553,900
Cook County Gen. Oblig. Rev. (Cap. Equip. Proj.)
Series A, 4.20%, VRDN                                 4,000,000  4,000,000
Cook County Rev. (Catholic Charities Hosp.) Series
1988 A-1, 4.20%,
LOC Nat'l. Westminster Bank PLC, VRDN                 1,900,000  1,900,000
Illinois Dev. Fin. Auth. Multi-Family Hsg. Rev.
Rfdg. (Garden Glen Apts.)
Series 1993, 4.35%, VRDN                              6,110,000  6,110,000
Illinois Dev. Fin. Auth. Rev., VRDN:
 (Museum of Contemporary Art Proj.) Series 1994,
4.15%, LOC Harris Trust,
 Lasalle Nat'l. Bank, Nat'l. Bank of Detroit,
Northern Trust Co.                                   20,300,000  20,300,000
 (WBEZ Alliance Inc. Proj.) Series 1994, 4.20%,
LOC Lasalle Nat'l. Bank   4,600,000  4,600,000
Illinois Edl. Facs. Auth. Rev.:
 Bonds (Shedd Aquarium Proj.) 4% tender 6/9/95,
LOC Mitsubishi Bank Ltd.                              5,000,000  5,000,000
 (Northwestern Univ.) Series 1988, 4.15% (BPA
Northern Trust Co.), VRDN                             2,000,000  2,000,000
Illinois Gen. Oblig. TRAN 4.75% 6/15/95               5,000,000  5,006,663
Illinois Health Facs. Auth. Rev.:
 Bonds (Univ. of Chicago Proj.) Series 1985 A,
4.50% tender 8/17/95                                  5,900,000  5,900,000
 (Evangelical Hosp. Proj.) 4.05%, LOC First
Nat'l. Bank of Chicago, VRDN                          4,800,000  4,800,000
 (Healthcorp Affiliates Proj.) Series 1985 B,
4.20%, LOC Fuji Bank Ltd., VRDN                       1,400,000  1,400,000
 (LaGrange Mem. Health Sys.) Series 1990, 4.60%,
 LOC First Nat'l. Bank of Chicago, VRDN               3,200,000  3,200,000
 (Lake Forest Hosp. Proj.) 4.50%, LOC First Nat'l.
Bank of Chicago, VRDN                                 4,000,000  4,000,000
 (Pekin Mem. Hosp.) Series 1993 C, 4.25%, LOC
Lasalle Nat'l. Bank of Chicago, VRDN                  3,400,000  3,400,000
 (Springfield Mem. Hosp.) Series 1985 C, 4.20%,
LOC Fuji Bank Ltd., VRDN                              1,500,000  1,500,000
 (Univ. Pooled Prog.) Series 1985, 4.20% (FGIC
Insured) (BPA Sakura Bank Ltd.), VRDN                     5,000  5,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                      PRINCIPAL    VALUE
                                                       AMOUNT     (NOTE 1)
ILLINOIS - CONTINUED
Kane County Gen. Oblig. Commty. Unit School Dist.
#304 TAN 4.97% 12/1/95                              $ 2,400,000 $ 2,403,376
Kane, McHenry, Cook & DeKalb County Gen. Oblig.
Commty. School Dist. #300
TAN 5.20% 9/29/95                                     2,400,000  2,405,687
McHenry County Gen. Oblig. Commty. Unit School
Dist. #200 TAN 4.45% 9/1/95 (d)                       2,300,000  2,300,457
Northlake Econ. Dev. Rev. (Dominick's Finer Foods
Inc. Proj.) Series 1991 B, 4.25%,
LOC First Nat'l. Bank of Chicago, VRDN                2,400,000  2,400,000
                                                                 88,185,083
INDIANA - 2.2%
Fort Wayne Econ. Dev. Rev. (Edy's Grand Ice Cream
Proj.) Series 1985, 4.375%,
LOC Bank of America, VRDN                             4,750,000  4,750,000
Fort Wayne Hosp. Auth. Hosp. Rev. (Parkview
Hosp.), VRDN:
 Series B, 4.25%, LOC Fuji Bank Ltd.                  1,105,000  1,105,000
 Series D, 4.25%, LOC Fuji Bank Ltd.                  2,460,000  2,460,000
Hammond Poll. Cont. Rev. Rfdg. (Amoco Oil Co. Proj.)
Series 1994, 4.55%, VRDN                              1,500,000  1,500,000
Indiana Hosp. Equip. Fing. Auth. Rev. Series 1985
A, 4.15% (MBIA Insured)
(BPA Bank of New York), VRDN                          3,575,000  3,575,000
Indianapolis Econ. Dev. Rev. Rfdg. (Rand McNally &
Co. Proj.) Series 1989, 4.15%,
LOC First Union Nat'l. Bank of North Carolina, VRDN   4,000,000  4,000,000
Merrillville Health Care Facs. Participating
VRDN, 4.40%
(Liquidity Facility Bank One, Akron) (b)              4,610,000  4,610,000
Petersburg Poll. Cont. Rev. Rfdg. Bonds
(Indianapolis Pwr. & Lt. Proj.) 3.60% tender 4/6/95   6,000,000  6,000,000
Richmond Econ. Dev. Rev. Rfdg. (Friends Fellowship
Commty.) Series 1993, 4.25%,
LOC Nat'l. Bank of Detroit, VRDN                      3,900,000  3,900,000
South Bend Health Care Facs. Participating VRDN,
Series 1992 A, 4.40%
(Liquidity Facility Bank One of Akron) (b)            3,375,000  3,375,000
Sullivan Poll. Cont. Rev. (Hoosier Energy Rural
Elec. Coop.) Series 1985 L-1, 4.10%,
tender 4/10/95                                        6,755,000  6,755,000
Vigo County Gen. Oblig. Independent School Corp.
TAN 5.30% 12/29/95                                    2,650,000  2,657,185
                                                                 44,687,185
KENTUCKY - 0.8%
Jefferson County Poll. Cont. Rev. Rfdg. (Philip
Morris Co. Inc. Proj.)
Series 1992, 4.20%, VRDN                               1,300,000  1,300,000
Kentucky Assoc. of Counties Reinsurance Trust Rev.
Series 1990, 4.35%,
LOC Hong Kong & Shanghai Banking Corp., VRDN         13,700,000  13,700,000
                                                                 15,000,000
LOUISIANA - 3.1%
Desoto Parish Poll. Cont. Participating VRDN,
Series 94 W, 4.40%
(Liquidity Facility Norwest Bank of Minnesota) (b)   10,000,000  10,000,000
Lafayette Econ. Dev. Auth. Ind. Dev. Rev. Rfdg.
(Holt County of Louisiana Proj.) 4.50%,
LOC Morgan Guaranty Trust Co., VRDN                   4,230,000  4,230,000
New Orleans Aviation Board Rfdg. Series 1993 B,
3.95% (MBIA Insured)
(BPA Ind. Bank of Japan Ltd.), VRDN                   1,200,000  1,200,000
Orleans Levee Dist. Participating VRDN, Series 14,
4.375% (BPA Bankers Trust) (b)                        7,068,600  7,068,600
Orleans Levee Dist. Rev., VRDN:
 (Cap. Recovery Funding) Series 1988 A, 4.20%,
LOC Fuji Bank Ltd.                                   14,900,000  14,900,000
 (Levee Impt.) Series 1986, 4.20%, LOC Fuji Bank
Ltd.                                                  1,240,000  1,240,000
 (Pub. Impt.) Series 1986, 4.20%, LOC Fuji Bank Ltd.  7,445,000  7,445,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                      PRINCIPAL    VALUE
                                                       AMOUNT     (NOTE 1)
LOUISIANA - CONTINUED
West Baton Rouge Parish Ind. Dist. #3 Rev. Rfdg.
Bonds (Dow Chemical Co. Proj.)
Series 1991, 4.45% tender 4/26/95                 $ 15,500,000 $ 15,500,000
                                                                 61,583,600
MAINE - 0.7%
Baileyville Poll. Cont. Rev. (Georgia-Pacific
Corp. Proj.) Series 1985, 4.25%,
LOC Bank of Tokyo, VRDN                              6,500,000  6,500,000
Biddeford Resource Recovery Rev. (Maine Energy
Recovery Co. Proj.) Series 1985, 3.45%,
LOC Bank of America, VRDN                            6,700,000  6,700,000
                                                               13,200,000
MARYLAND - 0.4%
Washington Suburban Sanitation Dist. Participating
VRDN, Series 1994 F-A, 4.35%
(Liquidity Facility Citibank) (b)                    7,000,000  7,000,000
MASSACHUSETTS - 1.0%
Commonwealth of Massachusetts Gen. Oblig.
Participating VRDN, Series CR-147, 4.35%
(Liquidity Facility Citibank) (b)                    6,400,000  6,400,000
Massachusetts Health & Ed. Facs. Auth. Rev. (Cap.
Asset Prog.) Series 1985 D, 3.80%
(MBIA Insured) (BPA Sanwa Bank Ltd.), VRDN          14,000,000  14,000,000
                                                                20,400,000
MICHIGAN - 1.4%
Dearborn Econ. Dev. Corp. Ltd. Oblig. Variable
Rate Rev. (Oakbrook Common)
Series 1993 4.20%, LOC Mellon Bank, VRDN             2,300,000  2,300,000
Michigan Hosp. Fin. Auth. Equip. Loan Prog.
Series 1991, 4.15%,
LOC Comerica Bank of Detroit, VRDN                   2,400,000  2,400,000
Michigan Hsg. Dev. Auth. Rental Hsg. Rev. Series
1994 C, 4.15%,
LOC Credit Suisse, VRDN                              3,000,000  3,000,000
Michigan Muni. Bond Auth. RAN, Series 1994 B,
4.75% 7/20/95                                       15,000,000  15,032,592
Michigan Strategic Fund (Dow Chemical Proj.)
Series 1986, 4.25% tender 4/3/95                     4,500,000  4,499,973
                                                               27,232,565
MINNESOTA - 2.4%
Becker Poll. Cont. Rev. Bonds (Northern States
Pwr. Co. Sherburne County Gen. #3)
Series 1993 B, 4.20% tender 4/17/95                 17,800,000  17,800,000
Bloomington Multi-Family Hsg. Rev. Rfdg.
(Crow/Bloomington Apts. Proj.) 4.25%,
LOC Citibank, VRDN                                   8,305,000  8,305,000
Dakota County Hsg. & Redev. Auth. Multi-Family
Rental Hsg. Rev. Rfdg.
(Southview Gables Apts. Proj.) 4.20%, VRDN           4,575,000  4,575,000
Mendota Heights Hsg. Mtg. Multi-Family Hsg.
Rev. (Lexington Heights Apt. Proj.)
Series 1991 A, 4.35%, LOC Sumitomo Bank Ltd., VRDN   3,420,000  3,420,000
Minnesota Gen. Oblig. Participating
VRDN, Series 99, 4.325%
(BPA Bankers Trust Co.) (b)                          7,710,000  7,710,000
Richfield Independent School Dist. #280
Participating VRDN, Series 1994 N, 4.35%
(Liquidity Facility First Bank of Minnesota) (b)     1,905,000  1,905,000
St. Paul Port Auth. Tax Increment Bonds (Westgate
Office & Ind. Ctr. Proj.)
Series 1991, 4%, LOC First Bank of Minnesota, VRDN   4,200,000  4,200,000
                                                               47,915,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                     PRINCIPAL   VALUE
                                                      AMOUNT    (NOTE 1)
MISSISSIPPI - 0.4%
Harrison County Poll. Cont. Rev. Rfdg. (Mississippi
Pwr. Co. Proj.) Series 1992, 4.20%, VRDN           $ 8,750,000 $ 8,750,000
MISSOURI - 1.2%
Howell County Ind. Dev. Auth. Rev. Rfdg. Bonds
(Safeway Inc. Proj.) Series 1992, 4.90%,
tender 8/1/95, LOC Bankers Trust Co.                 4,225,000  4,225,000
Missouri Envir. Impt. & Energy Resources Auth.
Poll. Cont. Rev. Bonds (Union Elec. Co.)
Series 1985 B, 3.95% tender 6/8/95, LOC
Westdeutsche Landesbank Girozentrale                 8,000,000  8,000,000
Univ. of Missouri RAN (Cap. Proj.) Series 1994-95
A, 4.50% 6/30/95                                    11,000,000  11,016,972
                                                                23,241,972
MONTANA - 1.5%
Forsyth Poll. Cont. Rev. (Portland Gen. Elec.
Co.) Series 1983 A, 4.15%,
LOC Union Bank of Switzerland, VRDN                  4,800,000  4,800,000
Montana Board of Investments Variable Rate Payroll
Tax Rev. (Workers Comp. Prog.)
Series 1993, 4.20%, VRDN                             4,400,000  4,400,000
Montana Gen. Oblig. TRAN Series 1994, 5% 6/30/95    20,200,000  20,248,527
                                                                29,448,527
NEBRASKA - 0.3%
Lancaster County Hosp. Auth. Rev. (St. Elizabeth
Commty. Health Ctr. &
Sisters of Charity Health Care), 4% (MBIA Insured)
(Liquidity Facility Morgan Guaranty), VRDN           3,600,000  3,600,000
Omaha Pub. Pwr. Dist. Elec. Sys. Participating
VRDN, Series 1993 D, 4.35%
(Liquidity Facility Merrill Lynch & Co. Inc.) (b)    2,530,000  2,530,000
                                                                6,130,000
NEVADA - 0.6%
Clark County Arpt. Impt. Rev. Rfdg. Series 1993
A, 4.15% (MBIA Insured)
(BPA Ind. Bank of Japan Ltd.), VRDN                 12,000,000  12,000,000
NEW HAMPSHIRE - 0.3%
New Hampshire Higher Edl. & Health Facs. Auth.
Rev. (VHA of New England), VRDN:
 Series 1985 C, 4.10% (AMBAC Insured) (BPA First
Nat'l. Bank of Chicago)   1,700,000  1,700,000
 Series 1985 F, 4.10% (AMBAC Insured) (BPA First
Nat'l. Bank of Chicago)                              1,250,000  1,250,000
New Hampshire Ind. Dev. Auth. Resource Recovery
Rev. Bonds (Claremont Co. LP Proj.)
Series 1985, 5% tender 7/1/95 (MBIA Insured)         3,205,000  3,205,000
                                                                6,155,000
NEW JERSEY - 1.3%
New Jersey Bldg. Auth. Participating VRDN,
Series BT-6, 4.375% (BPA Bankers Trust) (b)         11,861,200  11,861,200
New Jersey Gen. Oblig. Participating VRDN,
Series 943005, 4.35%
(Liquidity Facility Citibank) (b)                    7,400,000  7,400,000
New Jersey Gen. Oblig. TRAN 5% 6/15/95               7,000,000  7,012,987
                                                                26,274,187
NEW YORK - 1.6%
New York City Adj. Rate Rev., VRDN:
 Series 1993 A-9, 4.60%, LOC Ind. Bank of Japan Ltd. 1,000,000  1,000,000
 Series 1994 A-7, 4.55%, LOC Morgan Guaranty
Trust Co.                                            1,000,000  1,000,000
New York City RAN Series A, 4.50% 4/12/95           20,200,000  20,203,503
New York State Thruway Auth. Gen. Rev. BAN
Series 1994, 4.19% 4/14/95                          10,200,000  10,200,000
   32,403,503
MUNICIPAL SECURITIES (A) - CONTINUED
                                                    PRINCIPAL     VALUE
                                                     AMOUNT      (NOTE 1)
NORTH CAROLINA - 1.0%
North Carolina Med. Care Commission Hosp. Rev.
Board (Park Ridge Hosp.)
Series 1988, 4.25%, LOC NationsBank of
Florida, VRDN                                      $ 5,300,000 $ 5,300,000
North Carolina Med. Care Commission Pooled
Finances Series 1986 A-2, 4.30%
(MBIA Insured) (BPA Sakura Bank Ltd.), VRDN          1,600,000  1,600,000
North Carolina Med. Care Commission Rev. (Moses H.
Cone Mem. Hosp. Proj.) 4.10%,
LOC Wachovia Nat'l. Bank of North Carolina, VRDN     2,500,000  2,500,000
North Carolina Muni. Pwr. Agcy. #1 Catawba Elec.
Rev. 3.95% 4/27/95, CP                              11,000,000  11,000,000
                                                                20,400,000
OKLAHOMA - 0.7%
Oklahoma County Fin. Auth. Ind. Dev. Rev., VRDN:
 (Hutto-Carbon Office Proj.) 3.80% (FGIC
Insured) (Liquidity Facility Sakura Bank Ltd.)       3,000,000  3,000,000
 (Perrine Office Proj.) 3.80% (FGIC Insured)
(Liquidity Facility Sakura Bank Ltd.)                4,100,000  4,100,000
Tulsa Ind. Auth. Rev. (Univ. of Tulsa Proj.), VRDN:
 Series A, 4.375%, LOC Fuji Bank Ltd.                3,000,000  3,000,000
 Series 1985, 4.375%, LOC Fuji Bank Ltd.             4,000,000  4,000,000
                                                                14,100,000
OREGON - 0.1%
Port of Morrow (Oregon-Portland Gen. Elec. Co.
Boardman Proj.) Series 1988 A, 4.60%,
LOC Ind. Bank of Japan Ltd., VRDN                    2,200,000  2,200,000
PENNSYLVANIA - 9.1%
Allegheny County Hosp. Dev. Auth. Health Ctr.
Rev. (Presbyterian Univ. Health Sys.), VRDN:
 Series 1990 C, 4.20% (MBIA Insured)
(BPA Credit Suisse)                                 4,500,000  4,500,000
 Series 1990 D, 4.20% (MBIA Insured) (BPA Credit
Suisse)                                             4,200,000  4,200,000
Allegheny County Hosp. Redev. Auth. Health Facs.
Rev. (Central Blood Bank Proj.)
Series 1992, 4.20%, LOC PNC Bank, VRDN              2,225,000  2,225,000
Allegheny County Ind. Dev. Auth. Rev. Rfdg.(N.
Versailles Shopping Ctr.)
Series 1992,4.30%, LOC Bank One, Columbus, VRDN     4,025,000  4,025,000
Allentown Redev. Auth. Multi-Family Hsg. Rev.
Rfdg. (Arcadia Assoc. Proj.)
Series 1990, 4.30%, LOC Sumitomo Bank Ltd., VRDN    2,300,000  2,300,000
Beaver County Ind. Dev. Auth. Poll. Cont. Rev.
Bonds (Ohio Edision Co. Mansfield Proj.)
Series 1992 A, 3.45% tender 10/1/95, LOC
Barclays Bank PLC                                   3,700,000  3,672,026
Berks County Ind. Dev. Auth. Rev. (Lutheran Home
at Topton Proj.) Series 1993 B, 4.375%,
LOC Meridian Bank NA, VRDN                          9,000,000  9,000,000
Delaware Valley Reg'l. Fin. Auth. Local
Gov't. Rev., VRDN:
 Series 1985 B, 4.30%, LOC Hong Kong &
Shanghai Banking Corp.                             6,200,000  6,200,000
 Series 1985 D, 4.30%, LOC Hong Kong &
Shanghai Banking Corp.                            10,300,000  10,300,000
 Series 1986, 4.30%, LOC Hong Kong &
Shanghai Banking Corp.                             4,000,000  4,000,000
Emmaus Gen. Auth. Local Gov't. Rev. (Bond Pool
Prog.) Series 1989 B, 4.25%, VRDN                 15,000,000  15,000,000
Lehigh County Auth. Swr. Rev. Series 1985 B,
4.10% (FGIC Insured)
(BPA ABN-AMRO Bank), VRDN                          2,050,000  2,050,000
Lehigh County Ind. Dev. Auth. Rev. (The Keebler
Co.) Series 1992, 4.25%,
LOC Wachovia Bank of North Carolina, VRDN          5,140,000  5,140,000
Pennsylvania Econ. Dev. Auth. Rev. (Foxdale
Village Proj.) Series 1989 C, 4.20%,
LOC PNC Bank, VRDN                                 2,350,000  2,350,000
Pennsylvania Gen. Oblig. TAN 4.75% 6/30/95        41,500,000  41,572,748
Pennsylvania Higher Ed. Auth. for Univ. of
Penn. 4.25%, VRDN                                  1,400,000  1,400,000
Philadelphia Gen. Oblig. Bonds Series 1990:
 4.20% tender 4/13/95, LOC Fuji Bank Ltd.          7,000,000  7,000,000
 3.90% tender 5/1/95, LOC Fuji Bank Ltd.           6,210,000  6,210,000
 3.85% tender 5/9/95, LOC Fuji Bank Ltd.          14,000,000  14,000,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL     VALUE
                                                   AMOUNT      (NOTE 1)
PENNSYLVANIA - CONTINUED
Philadelphia Redev. Auth. School Rev.
(School for the Deaf) 4.10%,
LOC Fuji Bank Ltd., VRDN                         $ 1,095,000 $ 1,095,000
Philadelphia TRAN:
 Series 1994-95 B, 4.75% 6/15/95 LOC
Corestates Bank                                   14,500,000  14,520,375
 Series 1994-95 D, 4.75% 6/15/95, LOC Morgan
Guaranty Trust Co.                                14,500,000  14,525,872
South Fork Muni. Auth. Hosp. Rev. (Lee Hosp.
Proj.) Series 1993 B, 4.20%,
LOC PNC Bank, VRDN                                 5,350,000  5,350,000
                                                              180,636,021
SOUTH CAROLINA - 2.4%
South Carolina Hsg. Fin. & Dev. Auth.
Multi-Family Hsg. Rev. Rfdg., VRDN:
 (Charleston Oxford) Series 1990 B, 4.55%         10,180,000  10,180,000
 (Greenville Oxford) Series 1990 A, 4.55%          4,855,000  4,855,000
 (Richland Oxford) Series 1990 C, 4.55%           11,130,000  11,130,000
South Carolina Jobs Econ. Dev. Auth. Healthcare
Facs. Rev. Bonds (The Methodist Home Proj.)
Series 1994, 4.35%, LOC NationsBank of South
Carolina, VRDN                                     4,000,000  4,000,000
South Carolina Pub. Svc. Auth. Rev., CP:
 4.10% 4/7/95                                     11,350,000  11,350,000
 4.25% 5/18/95                                     3,670,000  3,670,000
Walhalla Rev. Rfdg. (Avondale Mills Inc. Proj.)
Series 1990, 4.20%,
LOC Trust Co. Bank of Georgia, VRDN                3,300,000  3,300,000
                                                             48,485,000
SOUTH DAKOTA - 0.6%
South Dakota Health & Edl. Facs. Auth. Rev., VRDN:
 Rfdg. (Sioux Valley Hosp.) Series 1992 A, 4.20%   4,700,000  4,700,000
 (McKennan Hosp.) Series 1994, 4.25% (MBIA
Insured) (Liquidity Facility Banque Paribas)       7,000,000  7,000,000
                                                              11,700,000
TENNESSEE - 2.1%
Clarksville Pub. Bldg. Auth. Adj. Rate Pooled
Fing. Rev. (Tennessee Muni. Bond Fund)
Series 1990, 4.10% (MBIA Insured) (BPA Credit
Suisse), VRDN                                      3,400,000  3,400,000
Knox County Health Edl. & Hsg. Facs. Board Rev.
(Webb School Knoxville Proj.) 4.20%,
LOC Third Nat'l. Bank of Nashville, VRDN           4,280,000  4,280,000
Metropolitan Nashville & Davidson County Health
& Ed. Facs. Multi-Family Hsg. Rev.
(Brentwood Oaks Apts.) 4.50%, VRDN                 4,000,000  4,000,000
Metropolitan Nashville & Davidson County
Health & Ed. Facs. Rev.:
 Bonds (Vanderbuilt Univ.) 4.25% tender 5/18/95
 (Liquidity Facility NationsBank of North
 Carolina)                                        10,000,000  10,000,000
 (Richland Place Inc. Proj.) 4.10%, LOC
Societe Generale, VRDN                             1,400,000  1,400,000
Metropolitan Nashville & Davidson County Ind.
Dev. Board Multi-Family Hsg. Rev. Rfdg., VRDN:
 (Belle Valley Apts.) Series 1989, 4.30%,
LOC Sumitomo Bank Ltd.                             4,680,000  4,680,000
 (Graybrook) 4.30%, LOC Sumitomo Bank Ltd.         6,710,000  6,710,000
Montgomery County Pub. Bldg. Auth. Adj. Rate
Pooled Fing. Rev. Series 1995, 4.30%,
LOC NationsBank of Tennessee, VRDN                 8,000,000  8,000,000
                                                             42,470,000
TEXAS - 15.3%
Austin Hsg. Fin. Corp. Multi-Family Hsg.
Rev. (Riverchase Proj.) Series 1985 A, 4.625%,
LOC Household Fin. Corp., VRDN                     6,000,000  6,000,000
Bexar County Hsg. Fin. Corp. Multi-Family
Hsg. Rev. Rfdg., VRDN:
 (Fountainhead I Proj.) Series 1992 A, 4.25%       3,880,000  3,880,000
 (Fountainhead II Proj.) Series 1992 A, 4.25%      8,120,000  8,120,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                   PRINCIPAL    VALUE
                                                    AMOUNT    (NOTE 1)
TEXAS - CONTINUED
Central Waco Dev. Corp. Ind. Dev. Rev. (HE Butt
Grocery Proj.) Series 1992, 4.20%,
LOC Texas Commerce Bank of Houston, VRDN         $ 2,500,000 $ 2,500,000
Conroe Independent School Dist. Adj. Rate
TRAN 4.704% 8/31/95 (c)                            5,500,000  5,500,000
Corpus Christi Port Auth. Rev. Rfdg. Bonds
(Union Pacific Corp.) Series 1989, 3.95%,
tender 5/11/95                                     5,610,000  5,610,000
El Paso Health Facs. Dev. Corp. Hosp. Rev.
(Providence Mem. Hosp. Proj.)
Series 1989, 4.55%, LOC Fuji Bank Ltd., VRDN       1,900,000  1,900,000
Goose Creek Consolidated Independent School
Dist. Adj. Rate TRAN 4.704% 8/31/95 (c)           17,000,000  17,000,000
Guadalupe-Blanco River Auth. Ind. Dev. Rev.
(BOC Group Inc. Proj.) Series 1993, 4.25%,
LOC Wachovia Bank of Georgia, VRDN                12,400,000  12,400,000
Harris County Health Facs. Dev. Corp.
Hosp. Rev. Bonds:
 (Mem. Hosp. Sys. Proj.) Series 1994 B:
  4.15% tender 4/25/95, LOC Societe Generale      10,000,000  10,000,000
  4.25% tender 4/27/95, LOC Societe Generale      15,200,000  15,200,000
  3.90% tender 5/17/95, LOC Societe Generale       4,500,000  4,500,000
Harris County Health Facs. Dev. Corp. School
Health Care Sys. Rev.
(Sisters of Charity Incarnate) 4.20% 4/24/95
(BPA Credit Suisse) CP                            10,000,000  10,000,000
Houston Hsg. Fin. Corp. Single-Family Mtg.
Participating VRDN, Series PT-1, 4.40%
(Liquidity Facility Banque Nationale de Paris)(b) 6,175,000 6,175,000 Houston Wtr. & Swr. Sys. Rev. Series A, CP:
 3.95% 5/9/95                                      8,000,000  8,000,000
 4.30% 5/16/95                                    10,000,000  10,000,000
 4.35% 5/16/95                                     6,000,000  6,000,000
 4.25% 5/17/95                                    12,000,000  12,000,000
 4.30% 5/18/95                                     5,000,000  5,000,000
Lower Colorado River Auth. Participating VRDN (b):
 Series BT-36, 4.325% (BPA Bankers Trust Co.)      4,039,200  4,039,200
 Series BT-59, 4.34% (Liquidity Facility
Automatic Data Processing Inc.)                    8,200,000  8,200,000
North Central Texas Health Facs. Dev. Corp.
Hosp. Rev. Bonds (Methodist Hosp. of Dallas):
 Series 1991 A, 3.80% tender 4/25/95
(MBIA Insured) (BPA Fuji Bank Ltd.)               10,100,000  10,100,000
 Series 1991 B, 4.10% tender 4/10/95 (MBIA
Insured) (BPA Sumitomo Bank Ltd.)                 10,500,000  10,500,000
Plano Health Facs. Dev. Corp. Hosp. Rev.
Bonds (Childrens & Presbyterian Health Care Ctr.)
4.20% tender 4/26/95, LOC Banque Paribas          10,000,000  10,000,000
San Antonio Elec. & Gas. Sys. Series A,
4.10% 4/11/95, CP                                  9,300,000  9,300,000
San Antonio Gen. Oblig. Participating
VRDN, Series 16, 4.375%
(BPA Bankers Trust Co.) (b)                       13,785,000  13,785,000
Silsbee Health Facs. Dev. Corp. Hosp. Rev.
(Silsbee Doctor's Hosp.) Series 1984, 4.10%,
LOC Citibank, VRDN                                 3,500,000  3,500,000
Tarrant County Health Facs. Dev. Corp. Hosp.
Rev. (Harris Methodist Health Sys.)
Series 1988, 4.25%, LOC Fuji Bank Ltd., VRDN       2,500,000  2,500,000
Texas A&M Univ. Participating VRDN, Series 15,
4.375% (BPA Bankers Trust) (b)                     5,445,000  5,445,000
Texas Dept. of Hsg. & Commty. Affairs
Participating VRDN, Series PT-9, 4.35%
(Liquidity Facility Dai-Ichi Kangyo Bank Ltd.)(b) 5,465,000 5,465,000 Texas Gen. Oblig. TRAN:
 Series 1994, 5% 8/31/95                          12,800,000  12,839,936
 Series 1995, 5% 8/31/95                          10,000,000  10,035,300
Texas Health Facs. Dev. Corp. Rev., VRDN:
 (Aces North Texas Pooled Healthcare):
  Series 1985 A, 4.25%, LOC Banque Paribas        11,900,000  11,900,000
  Series 1985 B, 4.25%, LOC  Banque Paribas        4,500,000  4,500,000
 (Ft. Worth-Cook Children's Hosp.) Series 1985,
4.25%, LOC Societe Generale                        1,300,000  1,300,000
Texas Muni. Pwr. Agcy. Rev., CP:
 4.10% 4/7/95                                      9,950,000  9,950,000
 4.15% 5/12/95                                    10,400,000  10,400,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL     VALUE
                                                   AMOUNT     (NOTE 1)
TEXAS - CONTINUED
Tyler Health Facs. Dev. Corp. Hosp. Rev. Bonds
(Texas Med. Ctr. Regional Health Care Proj.)
Series 1993 C, 4.25% tender 4/7/95,
LOC Banque Paribas                               $ 7,000,000 $ 7,000,000
Univ. of Texas Sys. Rev. Fing. Sys. Series
A, 4.25% 5/18/95, CP                               2,500,000  2,500,000
                                                              303,044,436
UTAH - 1.3%
Intermountain Pwr. Agcy. Pwr. Supply
Participating VRDN (b):
 Series BT-8, 4.375% (BPA Bankers Trust Co.)      11,612,700  11,612,700
 Series BT-48, 4.625% (BPA Bankers Trust Co.)      9,601,900  9,601,900
Intermountain Pwr. Agcy. Pwr. Supply Rev. Rfdg.
Bonds Series 1985 E-2, 4.10%,
tender 5/25/95 (BPA Fuji Bank Ltd.)                5,000,000  5,000,000
                                                             26,214,600
VERMONT - 0.1%
Vermont Student Assistance Corp. Student Loan
Rev. Series 1985, 4%,
LOC Nat'l. Westminster Bank PLC, VRDN              1,325,000  1,325,000
VIRGINIA - 5.6%
Chesapeake Ind. Dev. Auth. Poll. Cont.
Rev. Bonds (Virginia Elec. Pwr. Co.)
Series 1985, 4.10% tender 4/10/95                 22,000,000  22,000,000
Chesterfield County Ind. Dev. Auth. Poll.
Cont. Rev. Rfdg. (Philip Morris Co. Inc. Proj.)
Series 1992, 4.20%, VRDN                          10,000,000  10,000,000
Harrisonburg Redev. & Hsg. Auth. Multi-Family
Hsg. Rev. (Misty Ridge Proj.)
Series 1991 A, 4.25%, LOC Bank One,
Columbus, VRDN                                     5,555,000  5,555,000
Louisa County Ind. Dev. Auth. Adj. Rate
Pooled Fin. Rev. Series 1995, 4.30%,
LOC NationsBank of Virginia, VRDN                 10,000,000  10,000,000
Louisa Ind. Dev. Auth. Poll. Cont. Rev.
Bonds (Virginia Elec. & Pwr. Co. Proj.) Series 1985:
 4.20% tender 4/17/95 (BPA Bank of New York)      17,735,000  17,735,000
 3.75% tender 4/28/95 (BPA Bank of New York)       8,650,000  8,650,000
 4.25% tender 5/16/95 (BPA Bank of New York)       3,100,000  3,100,000
Suffolk Redev. & Hsg. Auth. Multi-Family Rental
Hsg. Rev., VRDN:
 (Windsor at Fieldstone Proj.) 4.30%, LOC
NationsBank of Virginia                            7,426,000  7,426,000
 (Windsor at Potomac Vista Proj.) 4.30%, LOC
Nationsbank of Virginia                            1,003,000  1,003,000
Virginia Hsg. Dev. Auth. Commonwealth Mtg. Bonds
 Series 1993 A, 4.25%
tender 7/12/95                                    15,000,000  15,000,000
Virginia Hsg. Dev. Auth. Hsg. Rev. (AHC Svc.
Corp.) Series 1987 A, 4.15%,
LOC Mitsubishi Bank Ltd., VRDN                     6,500,000  6,500,000
Williamsburg Ind. Dev. Auth. Museum Rev.
(Williamsburg Foundation) 4.30%,
LOC Sanwa Bank Ltd., VRDN                          3,604,000  3,604,000
York County Ind. Dev. Rev. Rfdg. (Philip
Morris Co. Inc. Proj.) Series 1992, 4.20%, VRDN    1,000,000  1,000,000
                                                            111,573,000
WASHINGTON - 2.0%
Seattle Ind. Dev. Corp. Ind. Rev. Rfdg. (Longview
Fibre Co. Proj.) Series 1988, 4.20%,
LOC ABN-AMRO Bank, VRDN                            2,500,000  2,500,000
Washington Gen. Oblig. Participating VRDN (b):
 Series 1993 C-A, 4.35% (Liquidity Facility
Citibank)                                         21,700,000  21,700,000
 Series 1995 A, 4.40% (Liquidity Facility
Internationale Nederlanden Bank)                   5,500,000  5,500,000
 Series BT-125, 4.325% (BPA Bankers Trust Co.)     9,575,000  9,575,000
                                                              39,275,000
MUNICIPAL SECURITIES (A) - CONTINUED
                                                  PRINCIPAL    VALUE
                                                    AMOUNT     (NOTE 1)
WEST VIRGINIA - 0.2%
Kanawha County Commercial Dev. Rev. Rfdg.
(McJunkin Corp. Proj.) Series 1991, 4.35%,
LOC NationsBank of North Carolina, VRDN          $ 4,935,000 $ 4,935,000
WISCONSIN - 1.4%
Milwaukee Ind. Dev. Rev. (Longview Fiber
Co.) Series 1987, 4.20%,
LOC ABN-AMRO Bank, VRDN                            1,960,000  1,960,000
Milwaukee Redev. Auth. Dev. Rev. (Bradley Ctr.
Parking Facs. Proj.) Series 1986, 4.15%,
LOC Nat'l. Westminster Bank PLC, VRDN              2,700,000  2,700,000
Wisconsin TRAN Series 1994, 4.50% 6/15/95         23,900,000  23,927,833
                                                              28,587,833
WYOMING - 0.0%
Sweetwater County Poll. Cont. Rev.
Rfdg. (Pacific Corp.) Series 1990 A, 4.25%,
LOC Credit Suisse, VRDN                              200,000  200,000
MULTIPLE STATES - 1.9%
California Student Loan Mktg. Corp. Student
Loan Rev. Rfdg. Series 1993 A, 4.10%,
LOC Dresdner Bank AG, VRDN                         5,000,000  5,000,000
Clipper Tax-Exempt Trust Participating VRDN,
Series 1993 1-A, 4.17%
(Liquidity Facility State Street Bank
 & Trust Co.) (b)                                 30,300,000  30,300,000
NCNB Tax-Exempt Trust Participating VRDN,
Series 1990 A, 4.50%,
LOC NationsBank of North Carolina (b)              2,800,000  2,800,000
                                                              38,100,000
PUERTO RICO - 0.6%
Puerto Rico Gov't. Dev. Bank for Puerto
Rico 3.55% 4/5/95, CP                             11,000,000  11,000,000
TOTAL INVESTMENTS - 100%                                 $ 1,988,303,609
Total Cost for Income Tax Purposes                       $ 1,988,294,637


SECURITY TYPE ABBREVIATIONS
BAN - Bond Anticipation Notes
CP - Commercial Paper
RAN - Revenue Anticipation Notes
TAN - Tax Anticipation Notes
TRAN - Tax and Revenue Anticipation Notes
VRDN - Variable Rate Demand Notes
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(b) Provides evidence of ownership in one or more underlying municipal bonds.
(c) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on each holding is as follows:
                               ACQUISITION ACQUISITION
SECURITY                          DATE        COST
Conroe Independent School
 Dist. Adj. Rate TRAN
 4.704% 8/31/95                  10/13/94 $ 5,500,000
Goose Creek Consolidated
 Independent School Dist. Adj.
 Rate TRAN
 4.704% 8/31/95:                   9/9/94 $ 7,000,000
                                  10/9/94 $ 10,000,000
(d) Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $528,000 which will expire on March 31, 1996.
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 MARCH 31, 1995

ASSETS

Investment in securities, at value - See accompanying schedule                   $ 1,988,303,609

Interest receivable                                                               18,003,972

Receivable from investment adviser for expense reductions                         130,952

 654.TOTAL ASSETS                                                                 2,006,438,533

LIABILITIES

Payable to custodian bank                                             $ 1,114,531

Payable for investments purchased

 Regular delivery                                                      120,418,198

 Delayed delivery                                                      2,300,457

Dividends payable                                                      5,147,868

Accrued management fee                                                 355,847

Other payables and accrued expenses                                    287,021

TOTAL LIABILITIES                                                                129,623,922

NET ASSETS                                                                       $ 1,876,814,611

Net Assets consist of:

Paid in capital                                                                  $ 1,877,162,768

Accumulated net realized gain (loss) on investments                               (357,129)

Unrealized gain from accretion of market discount                                 8,972

NET ASSETS, for 1,877,162,768 shares outstanding                                 $ 1,876,814,611

 .NET ASSET VALUE, offering price and redemption price per share                  $1.00
($1,876,814,611 (divided by) 1,877,162,768 shares)


STATEMENT OF OPERATIONS

 TEN MONTH PERIOD ENDED MARCH 31, 1995

INTEREST INCOME                                                                              $ 64,019,748

EXPENSES

Management fee                                                                  $ 3,789,731

Transfer agent, accounting and custodian fees and expenses                       714,887

Non-interested trustees' compensation                                            12,113

Registration fees                                                                228,465

Audit                                                                            45,114


Legal                                                                            23,818


Miscellaneous                                                                    26,281

 Total expenses before reductions                                                4,840,409

 Expense reductions                                                              (1,429,650)    3,410,759

NET INTEREST INCOME                                                                             60,608,989

REALIZED AND UNREALIZED GAIN (LOSS)                                                             321,344
Net realized gain (loss) on investment securities

Increase (decrease) in net unrealized gain from accretion of market discount                    1,959

NET GAIN (LOSS)                                                                                 323,303

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                                            $ 60,932,292


STATEMENT OF CHANGES IN NET ASSETS

                                                                                      TEN MONTH PERIOD    YEAR
                                                                                      ENDED               ENDED
                                                                                      MARCH 31,           MAY 31,
                                                                                      1995                1994

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                        $ 60,608,989        $ 61,444,789
Net interest income

 Net realized gain (loss)                                                          321,344             125,587

 Increase (decrease) in net unrealized gain from accretion of market discount      1,959               (5,602)

                                                                                   60,932,292          61,564,774
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Dividends to shareholders from net interest income                                 (60,608,989)        (61,444,789)

Share transactions at net asset value of $1.00 per share                           10,940,563,835      14,549,718,245
Proceeds from sales of shares

 Reinvestment of dividends from net interest income                                13,089,613          14,570,091

 Cost of shares redeemed                                                           (11,467,825,372)    (14,412,776,499)

                                                                                   (514,171,924)       151,511,837
Net increase (decrease) in net assets and shares resulting from share transactions

                                                                                   (513,848,621)       151,631,822
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                               2,390,663,232       2,239,031,410

 End of period                                                                    $ 1,876,814,611     $ 2,390,663,232


FINANCIAL HIGHLIGHTS



                                                   TEN MONTH PERI   YEARS ENDED MAY 31,
                                                   OD
                                                   ENDED
                                                   MARCH 31,

                                                   1995             1994                  1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period               $ 1.000          $ 1.000               $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations                  .027             .024                  .026          .040          .053
Net interest income

Less Distributions                                 (.027)           (.024)                (.026)        (.040)        (.053)
 From net interest income

Net asset value, end of period                    $ 1.000          $ 1.000               $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN B                                                      2.44%                 2.66%         4.02%         5.40%
                                                    2.74%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)           $ 1,876,815      $ 2,390,663           $ 2,239,031   $ 2,556,995   $ 2,116,841

Ratio of expenses to average net assets            .18%             .18%                  .18%          .18%          .18%
                                                   A

Ratio of expenses to average net assets before     .26%             .24%                  .24%          .25%          .23%
expense reductions                                 A

Ratio of net interest income to average net assets 3.20%            2.41%                 2.62%         3.90%         5.28%
                                                   A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS.
DAILY MONEY FUND: FIDELITY U.S. TREASURY INCOME PORTFOLIO

INVESTMENTS MARCH 31, 1995

Showing Percentage of Total Value of Investments


U.S. TREASURY OBLIGATIONS - 100.0%
 DUE   ANNUALIZED YIELD AT  PRINCIPAL      VALUE
 DATE  TIME OF PURCHASE     AMOUNT        (NOTE 1)

U.S. TREASURY BILLS - 55.4%
4/6/95  5.73%               $ 80,818,000 $ 80,754,692
4/6/95  5.75                  15,532,000  15,519,790
4/6/95  5.81                  10,602,000  10,593,600
4/6/95  5.89                   7,612,000  7,605,900
4/13/95 5.84                  63,180,000  63,058,906
4/13/95 5.87                     815,000  813,435
4/20/95 5.76                  34,634,000  34,529,718
4/20/95 5.79                  53,445,000  53,283,372
4/20/95 5.80                   5,455,000  5,438,546
4/20/95 5.86                  60,000,000  59,817,917
4/27/95 5.80                  20,156,000  20,072,879
4/27/95 5.93                  25,518,000  25,410,555
5/4/95  5.74                   1,560,000  1,552,020
5/4/95  5.84                   8,249,000  8,205,445
5/4/95  6.10                  51,375,000  51,093,850
5/11/95 6.33                  11,685,000  11,605,023
5/18/95 6.00                   2,101,000  2,084,816
5/25/95 5.76                   2,040,000  2,022,619
5/25/95 5.78                  37,592,000  37,270,589
5/25/95 5.82                  17,611,000  17,459,634
5/25/95 6.03                  40,016,000  39,660,658
6/1/95  5.83                  25,000,000  24,756,212
6/8/95  5.77                   2,470,000  2,443,383
6/8/95  5.83                  20,000,000  19,782,589
6/22/95 5.76                  19,528,000  19,275,351
6/22/95 5.78                     583,000  575,430
6/29/95 5.75                   3,262,000  3,192,649
7/13/95 5.97                   3,328,000  3,272,297
8/17/95 6.03                   3,402,000  3,325,515
TOTAL U.S. TREASURY BILLS                624,477,390
U.S. TREASURY OBLIGATIONS - CONTINUED
 DUE   ANNUALIZED YIELD AT  PRINCIPAL      VALUE
 DATE  TIME OF PURCHASE     AMOUNT        (NOTE 1)

U.S. TREASURY NOTES - 44.6%
4/15/95 5.74%               $ 40,000,000 $ 40,033,656
4/30/95 5.92                  22,319,000  22,281,950
4/30/95 6.18                  20,000,000  19,962,064
4/30/95 6.26                  11,000,000  10,978,564
4/30/95 6.28                  21,076,000  21,034,570
5/15/95 5.82                  34,755,000  34,751,856
5/15/95 5.94                  32,326,000  32,408,626
5/15/95 5.95                   5,056,000  5,054,824
5/15/95 6.07                  10,268,000  10,264,231
5/15/95 6.11                  20,000,000  19,991,575
5/15/95 6.33                  25,000,000  25,062,005
5/15/95 6.38                   1,652,000  1,655,967
5/31/95 5.83                   5,458,000  5,441,759
5/31/95 5.88                  33,099,000  32,997,720
5/31/95 5.99                   9,132,000  9,102,712
5/31/95 6.09                   3,844,000  3,831,170
5/31/95 6.10                  12,029,000  11,988,458
5/31/95 6.13                  10,060,000  10,025,615
5/31/95 6.17                  10,000,000  9,965,043
6/30/95 5.78                  25,000,000  24,893,466
7/15/95 5.96                  20,000,000  20,154,483
7/15/95 5.98                  37,349,000  37,632,590
7/31/95 5.93                   5,633,000  5,600,578
7/31/95 6.00                   5,316,000  5,284,407
7/31/95 6.07                  23,622,000  23,477,511
7/31/95 6.12                   9,859,000  9,796,868
7/31/95 6.26                  40,000,000  39,732,351
8/15/95 6.05                  10,873,000  10,813,676
8/15/95 6.10                  18,617,000  18,775,765
8/15/95 6.11                  25,000,000  24,858,449
8/15/95 6.15                  15,000,000  14,913,234
TOTAL U.S. TREASURY OBLIGATIONS           562,765,743
TOTAL INVESTMENTS - 100%                $ 1,187,243,133
Total Cost for Income Tax Purposes      $ 1,187,243,133

INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $184,000 of which $22,000 and $162,000 will expire on March 31, 2001 and 2002, respectively.
DAILY MONEY FUND: FIDELITY U.S. TREASURY INCOME PORTFOLIO

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 MARCH 31, 1995

ASSETS

Investment in securities, at value - See accompanying schedule                  $ 1,187,243,133

Receivable for investments sold                                                  73,970,500

Interest receivable                                                              9,745,456

TOTAL ASSETS                                                                     1,270,959,089

LIABILITIES

Dividends payable                                                     $ 4,471,093

Accrued management fee                                                 203,425

TOTAL LIABILITIES                                                               4,674,518

NET ASSETS                                                                      $ 1,266,284,571

Net Assets consist of:

Paid in capital                                                                 $ 1,266,266,697

Accumulated net realized gain (loss) on investments                              17,874

NET ASSETS, for 1,266,266,697 shares outstanding                                $ 1,266,284,571

796.797.NET ASSET VALUE, offering price and redemption price per share          $1.00
($1,266,284,571 (divided by) 1,266,266,697 shares)


STATEMENT OF OPERATIONS

 EIGHT MONTH PERIOD ENDED MARCH 31, 1995

INTEREST INCOME                                                       $ 40,811,110

EXPENSES

Management fee                                         $ 3,279,429

Non-interested trustees' compensation                    3,836

 Total expenses before reductions                        3,283,265

 Expense reductions                                      (1,719,806)    1,563,459

NET INTEREST INCOME                                                    39,247,651

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                37,522


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                   $ 39,285,173


STATEMENT OF CHANGES IN NET ASSETS

                                                                  EIGHT MONTH PERI   YEARS ENDED JULY 31,
                                                                  OD
                                                                  ENDED
                                                                  MARCH 31,

                                                                  1995               1994                   1993

INCREASE (DECREASE) IN NET ASSETS

Operations                                                         $ 39,247,651       $ 36,180,457           $ 35,642,094
Net interest income

 Net realized gain (loss)                                           37,522             (162,127)              (59,984)

                                                                    39,285,173         36,018,330             35,582,110
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Dividends to shareholders from net interest income                  (39,247,651)       (36,180,457)           (35,642,094)

Share transactions at net asset value of $1.00 per share            3,322,554,603      4,258,629,047          5,005,239,937
Proceeds from sales of shares

 Reinvestment of dividends from net interest income                 8,674,938          9,408,877              11,294,869

 Cost of shares redeemed                                            (3,114,152,108)    (4,266,497,201)        (5,166,243,130)

                                                                    217,077,433        1,540,723              (149,708,324)
Net increase (decrease) in net assets and shares resulting from share transactions

                                                                    217,114,955        1,378,596              (149,768,308)
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                1,049,169,616      1,047,791,020          1,197,559,328

 End of period                                                     $ 1,266,284,571    $ 1,049,169,616        $ 1,047,791,020


FINANCIAL HIGHLIGHTS



                                               EIGHT MONTH    YEARS ENDED JULY 31,                               OCTOBER 3, 1990
                                               PERIOD                                                            (COMMENCEME
                                               ENDED                                                             NT
                                               MARCH 31,                                                        OF OPERATIONS) T
                                                                                                                O
                                                                                                                JULY 31,

                                               1995           1994                   1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period           $ 1.000        $ 1.000                $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations              .033           .032                   .031          .045          .055
Net interest income

Less Distributions                            (.033)         (.032)                 (.031)        (.045)        (.055)
From net interest income

Net asset value, end of period                 $ 1.000        $ 1.000                $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN B                                  3.38%          3.27%                  3.10%         4.64%         5.63%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)        $ 1,266,285    $ 1,049,170            $ 1,047,791   $ 1,197,559   $ 705,543

Ratio of expenses to average net assets        .20%           .20%                   .20%          .20%          .03%
                                               A                                                                 A

Ratio of expenses to average net assets before  .42%           .42%                   .42%          .42%          .42%
expense reductions                             A                                                                 A

Ratio of net interest income to average
net assets                                      5.02%          3.22%                  3.05%         4.43%         6.34%
                                               A                                                                 A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO THE FINANCIAL STATEMENTS.
NOTES TO FINANCIAL STATEMENTS
For the period ended March 31, 1995


1. SIGNIFICANT ACCOUNTING POLICIES.
U.S. Treasury, U.S. Treasury II, U.S. Government, Domestic Money Market and Money Market Portfolios are funds of Fidelity Institutional Cash Portfolios (a trust). Fidelity U.S. Treasury Income Portfolio is a fund of Daily Money Fund (a trust). Fidelity Institutional Tax-Exempt Cash Portfolios is a fund of a trust of the same name. Each trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Delaware business trust and is authorized to issue an unlimited number of shares. On February 8, 1995, the Trustees of Fidelity Institutional Tax-Exempt Cash Portfolios and the Trustees of Fidelity U.S. Treasury Income Portfolio approved a change in the fiscal year-end of each fund to March 31. Accordingly, the financial statements of Fidelity Institutional Tax-Exempt Cash Portfolios and Fidelity U.S. Treasury Income Portfolio are presented as of and for the ten-month and eight-month periods ended March 31, 1995, respectively.
Each fund of Fidelity Institutional Cash Portfolios currently offers two classes of shares, Class A and Class B, each of which has equal rights as to earnings, assets and voting privileges except that each class bears different distribution and transfer agent expenses and certain registration fees. Each class has exclusive voting rights with respect to its distribution plans. As of March 31, 1995, Class B shares were not operational for the U.S. Treasury fund.
The following summarizes the significant accounting policies of the funds:
SECURITY VALUATION. As permitted under Rule 2a-7 of the 1940 Act, and certain conditions therein, securities are valued initially at cost and thereafter assume a constant amortization to maturity of any discount or premium.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, each fund is not subject to income taxes to the extent that it distributes all of its taxable income for the fiscal year. The schedules of investments include information regarding income taxes under the caption "Income Tax Information."
INTEREST INCOME. Interest income, which includes amortization of premium and accretion of original issue discount, is accrued as earned. For Fidelity Institutional Tax-Exempt Cash Portfolios, accretion of market discount represents unrealized gain until realized at the time of a security disposition or maturity.
ALLOCATED EARNINGS AND EXPENSES. FIDELITY INSTITUTIONAL CASH PORTFOLIOS:
Interest income, expenses (other than expenses incurred under the Distribution and Service Plan, Transfer Agent Agreement and certain registration fees for each class) and realized and unrealized gains or losses on investments are allocated to each class of shares based upon their relative net assets.
FIDELITY U.S. TREASURY INCOME PORTFOLIO: Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Dividends are declared daily and paid monthly from net interest income.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
DELAYED DELIVERY TRANSACTIONS. Each fund may purchase or sell securities on a when-issued or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. Each fund identifies securities as segregated in its custodial records with a value at least equal to the amount of the purchase commitment.
REPURCHASE AGREEMENTS. The funds of Fidelity Institutional Cash Portfolios, through their custodian, receive delivery of the underlying securities, whose market value is required to be at least 102% of the resale price at the time of purchase. The funds' investment adviser, Fidelity Management & Research Company (FMR), is responsible for determining that the value of these underlying securities remains at least equal to the resale price. REVERSE REPURCHASE AGREEMENTS. Each fund of Fidelity Institutional Cash Portfolios (except U.S. Treasury II) is permitted to engage in reverse repurchase agreements for temporary purposes. The U.S. Treasury fund engaged in reverse repurchase agreements during the period, earning net interest income of $89,713, which is included in Interest Income on the Statement of Operations.
2. OPERATING POLICIES - CONTINUED
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the funds of Fidelity Institutional Cash Portfolios, along with other affiliated entities of FMR, may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
RESTRICTED SECURITIES. The Domestic Money Market and Money Market funds, and Fidelity Institutional Tax-Exempt Cash Portfolios are permitted to invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. At the end of the period, restricted securities (excluding 144A issues) amounted to $22,000,000 or 2.8% of net assets for Domestic Money Market fund, $44,000,000 or 0.8% of net assets for Money Market fund and $22,500,000 or 1.2% of net assets for Fidelity Institutional Tax-Exempt Cash Portfolios.
3. JOINT TRADING ACCOUNT.
At the end of the period, the U.S. Treasury, U.S. Treasury II and U.S. Government funds of Fidelity Institutional Cash Portfolios had 20% or more of their total investments in repurchase agreements through a joint trading account. These repurchase agreements were with entities whose creditworthiness has been reviewed and found satisfactory by FMR. The repurchase agreements were dated March 31, 1995 and due April 3, 1995. The maturity values of the joint trading account investments were $529,273,398 at 6.20%, $61,699,018 at 6.23% and $263,319,925 at 6.24% for U.S. Treasury
fund, $3,149,626,170 at 6.20% and $332,298,444 at 6.23% for U.S. Treasury
II fund, and $251,768,919 at 6.24% and $1,001,982,267 at 6.33% for U.S.
Government fund. The investments in repurchase agreements through the joint trading account are summarized as follows:

                  MAXIMUM
                  AMOUNT   AGGREGATE        AGGREGATE        AGGREGATE
         NO. OF   WITH ONE PRINCIPAL        MATURITY         MARKET           COUPON     MATURITY
         DEALERS  DEALER   AMOUNT OF        AMOUNT OF        VALUE OF         RATES OF   DATES OF
         OR BANKS OR BANK  AGREEMENTS       AGREEMENTS       COLLATERAL       COLLATERAL COLLATERAL
At 6.20% 28       14.5%    $ 17,509,591,000 $ 17,518,640,314 $ 17,913,776,926 0%-15.75%  4/6/95-2/15/25
At 6.20% 10       35.6%    $ 4,771,000,000  $ 4,773,464,567  $ 4,876,084,071  0%-14.00%  5/15/95-2/15/25
At 6.23% 5        20.4%    $ 540,000,000    $ 540,280,375    $ 552,085,587    0%-14.00%  5/15/95-2/15/25
At 6.24% 7        37.2%    $ 1,908,426,000  $ 1,909,418,890  $ 1,948,841,061  0%-15.75%  4/6/95-2/15/25
At 6.33% 4        44.4%    $ 2,700,000,000  $ 2,701,424,250  $ 2,801,049,764  0%-14.25%  4/5/95-10/1/32

4. FEES AND OTHER TRANSACTIONS WITH
AFFILIATES.
MANAGEMENT FEE. As each fund's investment adviser, FMR receives a fee that is computed daily at an annual rate of .20% of average net assets for the funds of Fidelity Institutional Cash Portfolios and for Fidelity Institutional Tax-Exempt Cash Portfolios.
For Fidelity U.S. Treasury Income Portfolio, FMR pays all expenses except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of .42% of the fund's average net assets.
SUB-ADVISER FEE. As each fund's investment sub-adviser, FMR Texas Inc., a wholly owned subsidiary of FMR, receives a fee from FMR of 50% of the management fee payable to FMR. The fees are paid prior to any voluntary expense reimbursements which may be in effect, and after reducing the fee for any payments by FMR pursuant to each fund's Distribution and Service Plan.
DISTRIBUTION AND SERVICE PLAN. Pursuant to the Distribution and Service Plans of Fidelity Institutional Cash Portfolios Class B, and in accordance with Rule 12b-1 of the 1940 Act, each
4. FEES AND OTHER TRANSACTIONS WITH
AFFILIATES - CONTINUED
DISTRIBUTION AND SERVICE PLAN - CONTINUED
Class B fund, except U.S. Government fund, pays Fidelity Distributors Corporation (FDC), an affiliate of FMR, a distribution and service fee that is based on an annual rate of up to .32% of its average net assets. U.S. Government fund pays FDC at an annual rate of up to .25% of its average net assets. For the period, Class B of the U.S. Treasury II, U.S. Government, Domestic Money Market and Money Market funds paid FDC $418,917, $331,170, $52,640,and $812,749, respectively, of which $395,473, $44,728, $52,030 and
$784,046 was paid to securities dealers, banks and other financial institutions for selling shares and providing shareholder support services on behalf of Class B of the U.S. Treasury II, U.S. Government, Domestic Money Market and Money Market funds, respectively.
TRANSFER AGENT FEES. Fidelity Investments Institutional Operations Company (FIIOC), an affiliate of FMR, is the transfer, dividend disbursing and shareholder servicing agent for the funds of Fidelity Institutional Cash Portfolios. United Missouri Bank, N.A. (the Bank) is the custodian and transfer and shareholder servicing agent for Fidelity Institutional Tax-Exempt Cash Portfolios. The Bank has entered into a sub-contract with FIIOC to perform the activities associated with the transfer and shareholder servicing agent functions for Fidelity Institutional Tax-Exempt Cash Portfolios. During the period April 1, 1994 to December 31, 1994 for the funds of Fidelity Institutional Cash Portfolios, and June 1, 1994 to December 31, 1994 for Fidelity Institutional Tax-Exempt Cash Portfolios, FIIOC received fees based on the type, size, number of accounts and the number of transactions made by shareholders. Effective January 1, 1995, the Board of Trustees approved a revised transfer agent fee contract pursuant to which FIIOC receives account fees and asset-based fees that vary according to account size. FIIOC pays for typesetting, printing and mailing of all shareholder reports, except proxy statements. For the ten-month period ended March 31, 1995, FIIOC received transfer and shareholder servicing agent fees amounting to $309,306 for Fidelity Institutional Tax-Exempt Cash Portfolios.
ACCOUNTING FEES. Fidelity Service Co. (FSC), an affiliate of FMR, maintains the accounting records for the funds of Fidelity Institutional Cash Portfolios. The Bank also has a sub-contract with FSC to maintain Fidelity Institutional Tax-Exempt Cash Portfolios' accounting records. The accounting fee is based on the level of average net assets for the month plus out-of-pocket expenses. For the ten month period ended March 31, 1995, FSC received accounting fees amounting to $237,209 for Fidelity Institutional Tax-Exempt Cash Portfolios.
5. EXPENSE REDUCTIONS.
FMR voluntarily agreed to reimburse the funds' operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, and 12b-1 fees payable by Class B shares of the funds of Fidelity Institutional Cash Portfolios) above an annual rate of .18% of average net assets for Fidelity Institutional Cash Portfolios and Fidelity Institutional Tax-Exempt Cash Portfolios, and .20% of average net assets for Fidelity U.S. Treasury Income Portfolio. Effective July 1, 1995, the expense limitation for Fidelity Institutional Cash Portfolios (excluding the Money Market fund) and Fidelity Institutional Tax-Exempt Cash Portfolios will increase to .20% of average net assets.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS. For the period, the reimbursement reduced expenses by $822,285, $3,539,319, $1,936,406, $866,856 and
$3,002,430 for the U.S. Treasury, U.S. Treasury II, U.S. Government, Domestic Money Market and Money Market funds, respectively.
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS. For the ten-month period ended March 31, 1995, the reimbursement reduced expenses by $1,429,650. FIDELITY U.S. TREASURY INCOME PORTFOLIO. For the eight-month period ended March 31, 1995, the reimbursement reduced expenses by $1,719,806.
6. BENEFICIAL INTEREST.
At the end of the period, certain shareholders were record owners of approximately 10% or more of the total outstanding shares of the following funds:
                        NUMBER OF
 FUND                   SHAREHOLDERS % OWNERSHIP
 U.S. Treasury               2          35%
 U.S. Treasury II            2          23%
 U.S. Government             1          13%
 Domestic Money Market       1          26%
 Money Market                1          22%
7. SHARE TRANSACTIONS.
Share transactions for both classes of the U.S. Treasury II, U.S. Government, Domestic Money Market and Money Market funds of Fidelity Institutional Cash Portfolios at net asset value of $1.00 per share were as follows:
                                        YEAR ENDED        YEAR ENDED
                                        MARCH 31, 1995**   MARCH 31,1994*
U.S. TREASURY II CLASS A
Proceeds from sales of shares            $ 51,629,761,018 $ 37,652,306,847
Reinvestment of dividends from net
interest income                                66,481,161  53,681,583
Shares redeemed                          (51,559,646,169)  (38,743,519,132)
Net increase (decrease) in net assets
and shares resulting from share
transactions                                $ 136,596,010 $ (1,037,530,702)
U.S. TREASURY II CLASS B*
Proceeds from sales of shares             $ 4,121,373,809 $ 11,853,621
Reinvestment of dividends from net
interest income                                 1,891,594  14,790
Shares redeemed                           (3,542,818,006)  (6,692,877)
Net increase (decrease) in net assets and
 shares resulting from share transactions   $ 580,447,397 $ 5,175,534
(*) Share transactions for U.S. Treasury
II Class B are for the period October
22, 1993 (commencement of sale of shares) to March 31, 1994.
U.S. GOVERNMENT CLASS A
Proceeds from sales of shares            $ 25,831,576,012 $ 33,376,241,019
Reinvestment of dividends from net
interest income                                70,455,356  54,284,929
Shares redeemed                          (26,344,771,188)  (35,351,904,003)
Net increase (decrease) in net assets
and shares resulting from share
transactions                              $ (442,739,820) $ (1,921,378,055)
U.S. GOVERNMENT CLASS B**
Proceeds from sales of shares               $ 264,194,203 $ -
Reinvestment of dividends from net
interest income                                   736,478  -
Shares redeemed                             (224,408,715)  -
Net increase (decrease) in net assets and
shares resulting from share transactions     $ 40,521,966 $ -
(**) Share transactions for U.S. Government
Class B are for the period April 4, 1994
(commencement of sale of shares) to
March 31, 1995.
DOMESTIC MONEY MARKET CLASS A
Proceeds from sales of shares             $ 7,602,650,013 $ 6,042,925,540
Reinvestment of dividends from net
interest income                                11,742,701  6,177,168
Shares redeemed                            (7,499,385,324)  (6,196,482,006)
Net increase (decrease) in net assets and
shares resulting from share transactions     $ 115,007,390 $ (147,379,298)
DOMESTIC MONEY MARKET CLASS B**
Proceeds from sales of shares                $ 273,550,017 $ -
Reinvestment of dividends from net
interest income                                    779,088  -
Shares redeemed                              (247,781,428)  -
Net increase (decrease) in net assets and
shares resulting from share transactions      $ 26,547,677 $ -
(**) Share transactions for Domestic Money
Market Class B are for the period July 19,
1994 (commencement of sale of shares) to
March 31, 1995.
MONEY MARKET CLASS A
Proceeds from sales of shares            $ 46,997,530,563 $ 48,632,985,539
Reinvestment of dividends from net
interest income                               141,162,693  59,354,442
Shares redeemed                          (45,208,411,681)  (49,824,192,759)
Net increase (decrease) in net assets
and shares resulting from share
transactions                              $ 1,930,281,575 $ (1,131,852,778)
MONEY MARKET CLASS B*
Proceeds from sales of shares             $ 1,727,673,441 $ 112,664,085
Reinvestment of dividends from net
interest income                                10,646,994  379,584
Shares redeemed                            (1,370,385,613)  (23,548,202)
Net increase (decrease) in net assets and
shares resulting from share transactions     $ 367,934,822 $ 89,495,467
(*) Share transactions for Money Market
Class B are for the period November 17,
1993 (commencement of sale of shares)
to March 31, 1994.
REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees and Shareholders of Fidelity Institutional Tax-Exempt Cash Portfolios and
To the Trustees of Daily Money Fund and the Shareholders of Fidelity U.S. Treasury Income Portfolio:
We have audited the accompanying statements of assets and liabilities, including the schedules of portfolio investments, the related statements of operations and changes in net assets, and the financial highlights of Fidelity Institutional Tax-Exempt Cash Portfolios and Daily Money Fund:
Fidelity U.S. Treasury Income Portfolio as listed on pages 37 to 52 and 53 to 57, respectively, of this annual report. These financial statements and financial highlights are the responsibility of the Fidelity Institutional Tax-Exempt Cash Portfolios' and Daily Money Fund: Fidelity U.S. Treasury Income Portfolio's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 1995 by correspondence with the custodians and brokers. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position as of March 31, 1995 and the results of operations, changes in net assets and the financial highlights for each of the periods indicated on pages 49 to 52 and 54 to 57 of this annual report for Fidelity Institutional Tax-Exempt Cash Portfolios and Daily Money Fund: Fidelity U.S. Treasury Income Portfolio, respectively, in conformity with generally accepted accounting principles.
 COOPERS & LYBRAND L.L.P.
Dallas, Texas
April 26, 1995
To the Trustees and Shareholders of Fidelity Institutional Cash Portfolios In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the U.S. Treasury Portfolio, the U.S. Treasury Portfolio II, the U.S. Government Portfolio, the Domestic Money Market Portfolio and the Money Market Portfolio (constituting Fidelity Institutional Cash Portfolios, hereafter referred to as the "Fund") at March 31, 1995, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities owned at March 31, 1995 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.
PRICE WATERHOUSE LLP
Dallas, Texas
May 4, 1995

INVESTMENT ADVISER
Fidelity Management & Research Company
Boston, MA
OFFICERS
Edward C. Johnson 3d, PRESIDENT
J. Gary Burkhead, SENIOR VICE PRESIDENT
Leland Barron, VICE PRESIDENT
Fred L. Henning, Jr., VICE PRESIDENT
Burnell Stehman, VICE PRESIDENT
John Todd, VICE PRESIDENT
Sarah H. Zenoble, VICE PRESIDENT
Arthur S. Loring, SECRETARY
Stephen P. Jonas, TREASURER
Thomas D. Maher, ASSISTANT VICE PRESIDENT
Michael D. Conway, ASSISTANT TREASURER
John H. Costello, ASSISTANT TREASURER
Leonard M. Rush, ASSISTANT TREASURER
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox
Phyllis Burke Davis
Richard J. Flynn
Edward C. Johnson 3d
E. Bradley Jones
Donald J. Kirk
Peter S. Lynch
Edward H. Malone
Marvin L. Mann
Gerald C. McDonough
Thomas R. Williams
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND
SHAREHOLDER
SERVICING AGENT
Fidelity Investments Institutional Operations Company
Boston, MA
United Missouri Bank, N.A.
Kansas City, MO
 FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS
CUSTODIANS
Morgan Guaranty Trust Company of New York
New York, NY
 FIDELITY INSTITUTIONAL CASH PORTFOLIOS:
 U.S. TREASURY, U.S. GOVERNMENT, DOMESTIC MONEY MARKET
 AND MONEY MARKET
 DAILY MONEY FUND: FIDELITY U.S. TREASURY INCOME PORTFOLIO
Bank of New York
New York, NY
 FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. TREASURY II
United Missouri Bank, N.A.
Kansas City, MO
 FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS

FIDELITY INSTITUTIONAL MONEY MARKET FUNDS
ANNUAL REPORT DATED MARCH 31, 1995
FIDELITY INSTITUTIONAL CASH PORTFOLIOS
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS
DAILY MONEY FUND: FIDELITY U.S. TREASURY INCOME
PORTFOLIO
THE FOLLOWING REPLACES THE TOTAL RETURN INFORMATION FOR CLASS B SHARES OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. GOVERNMENT PORTFOLIO FOUND ON PAGE 19.

TOTAL RETURNB . . . . . . . . . . . . . . . . . . . . . . .
4.57%

THE FOLLOWING REPLACES THE TOTAL RETURN INFORMATION FOR CLASS B SHARES OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC MONEY MARKET
PORTFOLIO FOUND ON PAGE 27.

TOTAL RETURNB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3.51%
FIMM-STK-95A-1  March 31, 1995
FIDELITY INSTITUTIONAL MONEY MARKET FUNDS
ANNUAL REPORT DATED MARCH 31, 1995
FIDELITY INSTITUTIONAL CASH PORTFOLIOS
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS
DAILY MONEY FUND: FIDELITY U.S. TREASURY INCOME
PORTFOLIO
THE FOLLOWING REPLACES THE TOTAL RETURN INFORMATION FOR CLASS B SHARES
OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. GOVERNMENT PORTFOLIO
FOUND ON PAGE 19.

TOTAL RETURNB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.57%

THE FOLLOWING REPLACES THE TOTAL RETURN INFORMATION FOR CLASS B SHARES OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC MONEY MARKET
PORTFOLIO FOUND ON PAGE 27.

TOTAL RETURNB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3.51%
FIMM-STK-95A-1  March 31, 1995
FIDELITY INSTITUTIONAL MONEY MARKET FUNDS
ANNUAL REPORT DATED MARCH 31, 1995
FIDELITY INSTITUTIONAL CASH PORTFOLIOS
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS
DAILY MONEY FUND: FIDELITY U.S. TREASURY INCOME
PORTFOLIO
THE FOLLOWING REPLACES THE TOTAL RETURN INFORMATION FOR CLASS B SHARES
OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. GOVERNMENT PORTFOLIO
FOUND ON PAGE 19.

TOTAL RETURNB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.57%

THE FOLLOWING REPLACES THE TOTAL RETURN INFORMATION FOR CLASS B SHARES OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC MONEY MARKET
PORTFOLIO FOUND ON PAGE 27.

TOTAL RETURNB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3.51%
FIMM-STK-95A-1  March 31, 1995
FIDELITY INSTITUTIONAL MONEY MARKET FUNDS
ANNUAL REPORT DATED MARCH 31, 1995
FIDELITY INSTITUTIONAL CASH PORTFOLIOS
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS
DAILY MONEY FUND: FIDELITY U.S. TREASURY INCOME
PORTFOLIO
THE FOLLOWING REPLACES THE TOTAL RETURN INFORMATION FOR CLASS B SHARES
OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: U.S. GOVERNMENT PORTFOLIO
FOUND ON PAGE 19.

TOTAL RETURNB . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .
4.57%

THE FOLLOWING REPLACES THE TOTAL RETURN INFORMATION FOR CLASS B SHARES OF FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC MONEY MARKET
PORTFOLIO FOUND ON PAGE 27.

TOTAL RETURNB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3.51%
FIMM-STK-95A-1  March 31, 1995





(registered trademark)
FIDELITY
INSTITUTIONAL
MONEY MARKET
FUNDS


SEMIANNUAL REPORT
SEPTEMBER 30, 1995
FIMM-SANN-1195
4370
CONTENTS


SCHEDULES OF INVESTMENTS & FINANCIAL STATEMENTS

 FIDELITY INSTITUTIONAL CASH PORTFOLIOS:

  TREASURY                                                        3

  TREASURY II                                                     8

  GOVERNMENT                                                      14

  DOMESTIC                                                        20

  MONEY MARKET                                                    28

 FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS: TAX-EXEMPT    38

 DAILY MONEY FUND:

  TREASURY ONLY                                                   52

NOTES TO THE FINANCIAL STATEMENTS                                 57

PROXY VOTING RESULTS:
 FIDELITY INSTITUTIONAL CASH PORTFOLIOS - TREASURY                63


THIS REPORT AND THE FINANCIAL STATEMENTS CONTAINED HEREIN ARE SUBMITTED FOR THE GENERAL INFORMATION OF THE SHAREHOLDERS OF THE
FUNDS. THIS REPORT IS NOT AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS IN THE FUNDS UNLESS PRECEDED OR ACCOMPANIED BY
AN EFFECTIVE PROSPECTUS.
MUTUAL FUND SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY DEPOSITORY INSTITUTION.
SHARES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND ARE SUBJECT
TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.
NEITHER THE FUNDS NOR FIDELITY DISTRIBUTORS CORPORATION IS A BANK.
FOR MORE INFORMATION ON ANY FIDELITY FUND, INCLUDING CHARGES AND EXPENSES, CALL 1-800-843-3001 FOR A FREE PROSPECTUS. READ
IT CAREFULLY BEFORE YOU INVEST OR SEND MONEY.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: TREASURY

INVESTMENTS SEPTEMBER 30, 1995 (UNAUDITED)
Showing Percentage of Total Value of Investments


U.S. TREASURY OBLIGATIONS - 18.3%
 DUE    ANNUALIZED YIELD AT          PRINCIPAL VALUE
 DATE   TIME OF PURCHASE               AMOUNT  (NOTE 1)
U.S. TREASURY NOTES - 18.3%
1/31/96 5.71%                     $ 24,000,000 $ 23,854,090
1/31/96 5.90                        10,000,000  9,933,432
2/15/96 5.84                        11,000,000  11,071,434
2/15/96 5.88                         3,000,000  2,984,607
2/15/96 6.18                        20,000,000  19,877,468
2/15/96 6.21                        23,000,000  22,859,104
2/29/96 5.60                         9,000,000  8,958,307
4/15/96 5.51                        13,000,000  13,245,457
4/30/96 5.58                        27,000,000  27,278,250
4/30/96 5.63                        28,000,000  27,953,625
4/30/96 5.65                        26,000,000  25,955,239
TOTAL U.S. TREASURY OBLIGATIONS                193,971,013
MEDIUM-TERM NOTES (A) (B) - 1.2%
EXPORT-IMPORT BANK, U.S. (AS GUARANTOR FOR K.A. LEASING, LTD.) 10/15/95 5.81 13,304,623 13,304,623
REPURCHASE AGREEMENTS - 80.5%
                                     MATURITY
                                      AMOUNT
With Harris Government Securities, Inc.:
 At 6.47%, dated 9/29/95 due 10/2/95:
  U.S. Treasury Obligations
  (principal amount $235,604,000)
  11/15/09                       $ 165,088,962  165,000,000
In a joint trading account
 (U.S. Treasury Obligations)
 dated 9/29/95, due 10/2/95
 (Notes 2 and 3):
  At 6.46%                         412,221,685  412,000,000
  At 6.47%                         161,747,225  161,660,000
  At 6.49%                         114,822,031  114,760,000
TOTAL REPURCHASE AGREEMENTS                     853,420,000
TOTAL INVESTMENTS - 100%                      $ 1,060,695,636
Total Cost for Income Tax Purposes            $ 1,060,695,636


LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
(b) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on the holding is as follows:
 ACQUISITION ACQUISITION
SECURITY DATE COST
Export-Import Bank, U.S.
 (as guarantor for
 K.A. Leasing, Ltd.) 2/25/94 $ 19,000,000
INCOME TAX INFORMATION
At March 31, 1995 the fund had a capital loss carryforward of approximately $512,000 of which $29,000, 109,000, $122,000, $95,000 and $157,000 will expire on March 31, 1996, 1997, 1999, 2002 and 2003, respectively.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: TREASURY

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 SEPTEMBER 30, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase agreements of $853,420,000) -              $ 1,060,695,636
See accompanying schedule

Interest receivable                                                                                   3,721,935

Receivable from investment adviser for expense reductions                                             43,809

TOTAL ASSETS                                                                                          1,064,461,380

LIABILITIES

Share transactions in process                                                            $ 268,375

Distributions payable                                                                     2,303,219

Accrued management fee                                                                    178,026

Other payables and accrued expenses                                                       97,035

TOTAL LIABILITIES                                                                                  2,846,655

NET ASSETS                                                                                         $ 1,061,614,725

Net Assets consist of:

Paid in capital                                                                                    $ 1,062,125,974

Accumulated net realized gain (loss) on investments                                                 (511,249)

NET ASSETS, for 1,062,118,386 shares outstanding                                                   $ 1,061,614,725

NET ASSET VALUE, offering price and redemption price per share                                     $1.00
($1,061,614,725 (divided by) 1,062,118,386 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)

INTEREST INCOME                                                       $ 32,525,239

EXPENSES

Management fee                                             $ 1,084,491

Transfer agent fees                                         67,627

Accounting fees and expenses                                68,816

Custodian fees and expenses                                 15,434

Registration fees                                           44,485

Audit                                                       15,457


Legal                                                       3,344


Reports to shareholders                                     3,990

Miscellaneous                                               2,204

 Total expenses before reductions                           1,305,848

 Expense reductions                                         (277,978)     1,027,870

NET INTEREST INCOME                                                       31,497,369

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                    $ 31,497,369


STATEMENT OF CHANGES IN NET ASSETS

                                                                                      SIX MONTHS          YEAR
                                                                                      ENDED               ENDED
                                                                                      SEPTEMBER 30, 199   MARCH 31,
                                                                                      5                   1995
                                                                                      (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                         $ 31,497,369        $ 61,187,012
Net interest income

 Net realized gain (loss)                                                           -                   (156,575)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS                      31,497,369          61,030,437

Distributions to shareholders from net interest income                              (31,497,369)        (61,187,012)

Share transactions at net asset value of $1.00 per share                            2,713,012,671       6,383,701,214
Proceeds from sales of shares

 Reinvestment of distributions from net interest income                             16,784,127          34,822,237

 Cost of shares redeemed                                                            (2,865,903,540)     (6,832,522,666)

                                                                                    (136,106,742)       (413,999,215)
NET INCREASE (DECREASE) IN NET ASSETS AND SHARES RESULTING FROM SHARE TRANSACTIONS

TOTAL INCREASE (DECREASE) IN NET ASSETS                                              (136,106,742)       (414,155,790)

NET ASSETS

 Beginning of period                                                                1,197,721,467       1,611,877,257

 End of period                                                                     $ 1,061,614,725     $ 1,197,721,467


FINANCIAL HIGHLIGHTS



                                    SIX MONTHS      YEARS ENDED MARCH 31,
                                    ENDED
                                    SEPTEMBER 30,
                                    1995

                                    (UNAUDITED)     1995                    1994          1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period $ 1.000        $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations    .029            .047                    .030          .035          .053          .076
Net interest income

Less Distributions                   (.029)          (.047)                  (.030)        (.035)        (.053)        (.076)
From net interest income

Net asset value, end of period      $ 1.000         $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN B                       2.95%           4.79%                   3.08%         3.51%         5.48%         7.89%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000
omitted)                            $ 1,061,615     $ 1,197,721             $ 1,611,877   $ 2,036,806   $ 2,629,072   $ 1,782,957

Ratio of expenses to average net    .19%            .18%                    .18%          .18%          .18%          .18%
assets                              A

Ratio of expenses to average net     .24%            .24%                    .23%          .23%          .25%          .24%
assets                              A
before expense reductions

Ratio of net interest income to
average                              5.81%           4.63%                   3.03%         3.46%         5.29%         7.57%
                                    A
net assets


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FIDELITY INSTITUTIONAL CASH PORTFOLIOS: TREASURY II

INVESTMENTS SEPTEMBER 30, 1995 (UNAUDITED)
Showing Percentage of Total Value of Investments


U.S. TREASURY OBLIGATIONS - 16.3%
 DUE    ANNUALIZED YIELD AT        PRINCIPAL    VALUE
 DATE   TIME OF PURCHASE            AMOUNT     (NOTE 1)
U.S. TREASURY NOTES
1/31/96 5.71%                  $ 143,000,000 $ 142,130,617
1/31/96 5.90                      45,000,000  44,700,446
2/15/96 5.49                      36,000,000  35,862,152
2/15/96 5.83                      42,000,000  42,273,307
2/15/96 5.88                      18,000,000  17,907,640
2/15/96 6.18                      90,000,000  89,448,604
2/15/96 6.21                     120,000,000  119,264,891
2/29/96 5.60                      43,000,000  42,800,800
4/15/96 5.51                      61,000,000  62,151,758
4/30/96 5.58                      96,000,000  96,989,333
4/30/96 5.63                     127,000,000  126,789,656
4/30/96 5.65                     121,000,000  120,791,692
TOTAL U.S. TREASURY OBLIGATIONS               941,110,896
REPURCHASE AGREEMENTS - 83.7%
                                  MATURITY
                                   AMOUNT
With Daiwa Securities Co., Ltd.:
 At 6.48%, dated 9/29/95 due 10/2/95:
  U.S. Treasury Obligations
  (principal amount $122,400,463 )
  0% to 9.25%
 10/12/95 to 2/15/23           $ 120,064,800  120,000,000
With Donaldson, Lufkin &
Jenrette Securities Corp.:
 At 6.50%, dated 9/29/95 due 10/2/95:
  U.S. Treasury Obligations
  (principal amount $112,20,316 )
  7.875% to 9.125%
 4/15/98 to 5/15/99              110,059,583  110,000,000
With Goldman Sachs & Co.:
 At 6.48%, dated 9/29/95 due
10/2/95:
  U.S. Treasury Obligations
  (principal amount $116,687,597 )
  6.25% to 7.25%
 2/15/03 to 5/15/04              114,460,775  114,399,000
With Morgan Stanley & Co., Inc.:
 At 6.50%, dated 9/29/95 due
10/2/95:
  U.S. Treasury Obligations
  (principal amount $15,501,204 )
  4.375% to 14%
 8/15/96 to 11/15/11              15,008,125  15,000,000
REPURCHASE AGREEMENTS - CONTINUED
                                   MATURITY     VALUE
                                    AMOUNT     (NOTE 1)
With Nomura Securities
International, Inc.:
 At 6.50%, dated 9/29/95 due 10/2/95:
  U.S. Treasury Obligations
  (principal amount  $102,000,531)
  0% to 9.25%
 7/25/96 to 2/15/01            $ 100,054,167 $ 100,000,000
With Shearson Lehman
Government Securities:
 At 6.45%, dated 9/29/95 due
10/2/95:
  U.S. Treasury Obligations
  (principal amount $122,400,280 )
  6.25% to 7.50%
 8/15/23 to 11/15/24             120,064,500  120,000,000
In a joint trading account
 (U.S. Treasury Obligations)
 dated 9/29/95, due 10/2/95
 (Notes 2 and 3):
  At 6.47%                      306,774,433  306,609,000
  At 6.47%                    3,961,133,891  3,959,000,000
TOTAL REPURCHASE AGREEMENTS                  4,845,008,000
TOTAL INVESTMENTS - 100%                   $ 5,786,118,896
Total Cost for Income Tax Purposes         $ 5,786,118,896

INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $603,000 of which $21,000, $214,000 and $368,000 will expire on March 31, 1999, 2002 and 2003, respectively.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: TREASURY II

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 SEPTEMBER 30, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase agreements of $4,845,008,000) -              $ 5,786,118,896
See accompanying schedule

Interest receivable                                                                                    16,567,141

Receivable from investment adviser for expense reductions                                              168,000

TOTAL ASSETS                                                                                           5,802,854,037

LIABILITIES

Payable to custodian bank                                                                   $ 17,430

Share transactions in process                                                                522,152

Distributions payable                                                                        18,069,037

Accrued management fee                                                                       921,723

Other payables and accrued expenses                                                          523,385

TOTAL LIABILITIES                                                                                       20,053,727

NET ASSETS                                                                                              $ 5,782,800,310

Net Assets consist of:

Paid in capital                                                                                         $ 5,783,401,767

Accumulated net realized gain (loss) on investments                                                     (601,457)

NET ASSETS                                                                                              $ 5,782,800,310

CLASS A:                                                                                                $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($4,848,890,453 (divided by) 4,849,279,879 shares)

CLASS B:                                                                                                $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($933,909,857 (divided by) 933,984,863 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)

INTEREST INCOME                                                            $ 158,853,849

EXPENSES

Management fee                                              $ 5,293,022

Transfer agent fees                                          616,121
Class A

Class B                                                      71,114

Distribution fees - Class B                                  802,056

Accounting fees and expenses                                 223,536

Non-interested trustees' compensation                        883

Custodian fees and expenses                                  38,907

Registration fees - Class B                                  87,556

Audit                                                        48,209


Legal                                                        12,330


Reports to shareholders                                      448

Miscellaneous                                                7,950

Total expenses before reductions                            7,202,132

Expense reductions                                          (1,359,131)    5,843,001

NET INTEREST INCOME                                                        153,010,848

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                    1,032


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                       $ 153,011,880


STATEMENT OF CHANGES IN NET ASSETS

                                                                                          SIX MONTHS          YEAR
                                                                                          ENDED               ENDED
                                                                                          SEPTEMBER 30, 199   MARCH 31,
                                                                                          5                   1995
                                                                                          (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                            $ 153,010,848       $ 204,544,686
Net interest income

 Net realized gain (loss)                                                              1,032               (367,507)

                                                                                       153,011,880         204,177,179
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from:
Net interest income

                                                                                       (137,883,140)       (198,121,404)
Class A

                                                                                       (15,127,708)        (6,423,282)
Class B

Share transactions - net increase (decrease) at net asset value of $1.00 per share     509,029,861         717,043,407

                                                                                       509,030,893         716,675,900
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                                   5,273,769,417       4,557,093,517

 End of period                                                                        $ 5,782,800,310     $ 5,273,769,417


FINANCIAL HIGHLIGHTS - CLASS A



                                    SIX MONTHS      YEARS ENDED MARCH 31,
                                    ENDED
                                    SEPTEMBER 30,
                                    1995

                                    (UNAUDITED)     1995                    1994          1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of
period                              $ 1.000         $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations

 Net interest income                .029            .047                    .030          .034          .053          .076

Less Distributions

From net interest income           (.029)          (.047)                  (.030)        (.034)        (.053)        (.076)

Net asset value, end of period     $ 1.000         $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN B                     2.94%           4.78                    3.06          3.46          5.41          7.87
                                                    %                       %             %             %             %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000
omitted)                            $ 4,848,890     $ 4,688,198             $ 4,551,918   $ 5,589,663   $ 5,476,852   $ 3,281,686

Ratio of expenses to average
net assets                          .19%            .18                     .18           .18           .18           .18
                                    A               %                       %             %             %             %

Ratio of expenses to average net
assets                              .24%            .25                     .24           .23           .25           .25
before expense reductions           A               %                       %             %             %             %

Ratio of net interest income
to average                          5.81%           4.71                    3.01          3.38          5.12          7.50
net assets                          A               %                       %             %             %             %


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FINANCIAL HIGHLIGHTS - CLASS B

                                                                         SIX MONTHS      YEAR        OCTOBER 22, 1993
                                                                         ENDED           ENDED       (COMMENCEMENT
                                                                         SEPTEMBER 30,   MARCH 31,   OF OPERATIONS) TO
                                                                         1995                        MARCH 31,

                                                                         (UNAUDITED)     1995        1994

SELECTED PER-SHARE DATA

Net asset value, beginning of period                                 $ 1.000         $ 1.000          $ 1.000

Income from Investment Operations

 Net interest income                                                  .028            .044            .012

Less Distributions

 From net interest income                                             (.028)          (.044)          (.012)

Net asset value, end of period                                       $ 1.000         $ 1.000          $ 1.000

TOTAL RETURN B                                                        2.79%           4.45            1.21%
                                                                                         %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                              $ 933,910       $ 585,571        $ 5,175

Ratio of expenses to average net assets                               .49%            .50             .50%
                                                                         A               %            A

Ratio of expenses to average net assets before expense reductions     .56%            .81             .56%
                                                                         A               %            A

Ratio of net interest income to average net assets                    5.51%           4.91            2.69%
                                                                         A               %            A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FIDELITY INSTITUTIONAL CASH PORTFOLIOS: GOVERNMENT

INVESTMENTS SEPTEMBER 30, 1995 (UNAUDITED)
Showing Percentage of Total Value of Investments


FEDERAL AGENCIES - 50.6%
 DUE    ANNUALIZED YIELD AT             PRINCIPAL     VALUE
 DATE   TIME OF PURCHASE                AMOUNT       (NOTE 1)
FEDERAL FARM CREDIT BANK - AGENCY COUPONS - 5.0%
10/2/95 5.87% (a)                      $ 82,000,000 $ 81,963,524
10/2/95 6.01 (a)                         94,000,000  93,898,502
11/14/95 5.75                             5,000,000  5,003,709
                                                    180,865,735
FEDERAL HOME LOAN BANK - AGENCY COUPONS (A) - 11.0%
10/20/95 5.61                            50,000,000  49,950,635
10/24/95 5.61                           102,000,000  101,900,285
10/2/95 5.77                             88,000,000  87,999,532
10/2/95 5.80                             93,000,000  92,931,655
10/2/95 6.07                             70,000,000  69,987,410
                                                     402,769,517
FEDERAL HOME LOAN MORTGAGE CORP. - DISCOUNT NOTES - 0.5%
11/6/95 5.71                              7,979,000  7,933,998
11/9/95 5.72                              3,979,000  3,954,689
11/16/95 5.72                             7,391,000  7,337,735
                                                     19,226,422
FEDERAL NATIONAL MORTGAGE ASSOC. - AGENCY COUPONS - 13.2%
10/2/95 5.79 (a)                         45,000,000  45,000,000
10/2/95 6.30 (a)                        190,000,000  190,000,000
10/4/95 5.81 (a) (c)                    113,000,000  113,000,000
11/14/95 5.75                            47,000,000  47,024,409
3/15/96 5.60                             44,000,000  44,000,000
3/15/96 5.70                             22,000,000  22,085,580
6/10/96 5.65                             21,765,000  21,754,923
                                                     482,864,912
FEDERAL NATIONAL MORTGAGE ASSOC. - DISCOUNT NOTES - 15.7%
10/6/95 5.84                             46,000,000  45,963,264
10/10/95 6.17                            82,000,000  65,901,330
10/20/95 6.08                           105,000,000  104,673,042
11/2/95 6.12                             84,000,000  83,557,227
11/8/95 5.72                              8,405,000  8,354,962
11/13/95 5.72                            15,000,000  14,898,950
11/15/95 5.69                            28,040,000  27,843,369
11/15/95 5.72                            19,650,000  19,511,467
11/17/95 5.71                            32,885,000  32,643,286
11/21/95 5.73                            10,000,000  9,920,100
2/1/96 5.69                              28,000,000  27,473,833
2/21/96 5.76                             42,000,000  41,067,401
3/15/96 5.71                             94,000,000  91,624,725
                                                    573,432,956
STUDENT LOAN MARKETING ASSOC. - AGENCY COUPONS (A) - 4.7%
10/3/95 5.51                            170,000,000  170,000,000
TENNESSEE VALLEY AUTHORITY - DISCOUNT NOTES - 0.5%
3/4/96 5.68                              17,500,000  17,394,468
TOTAL FEDERAL AGENCIES                               1,846,554,010
U.S. TREASURY OBLIGATIONS - 6.6%
 DUE    ANNUALIZED YIELD AT             PRINCIPAL     VALUE
 DATE   TIME OF PURCHASE                AMOUNT       (NOTE 1)
U.S. TREASURY NOTES
4/30/96 5.58%                          $ 63,000,000 $ 63,649,250
4/30/96 5.59                            126,000,000  127,284,232
4/30/96 5.61                             50,000,000  50,507,896
TOTAL U.S. TREASURY OBLIGATIONS   241,441,378
MEDIUM-TERM NOTES (A) (B) - 0.8%
Export-Import Bank, U.S. (as guarantor for K.A. Leasing, Ltd.)
10/15/95 5.77                            30,253,698  30,253,698
REPURCHASE AGREEMENTS - 42.0%
                                          MATURITY
                                           AMOUNT
In a joint trading account
 (Notes 2 and 3):
 (U.S. Treasury Obligations)
 dated 9/29/95, due 10/2/95
  At 6.49%                            $ 268,362,979  268,218,000
 (U.S. Government Obligations)
 dated 9/29/95, due 10/2/95
  At 6.59%                            1,265,252,198  1,264,558,000
TOTAL REPURCHASE AGREEMENTS                          1,532,776,000
TOTAL INVESTMENTS - 100%                            $ 3,651,025,086
Total Cost for Income Tax Purposes                  $ 3,651,025,086
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
(b) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on the holding is as follows:
                           ACQUISITION ACQUISITION
SECURITY                      DATE         COST
Export-Import Bank, U.S.
 (as guarantor for
 K.A. Leasing, Ltd.)         2/25/94    $ 31,783,929
(c) Security purchased on a delayed delivery basis (see Note 2 of Notes to Financial Statements).
INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $1,028,000 of which $40,000, $243,000 and $745,000 will expire on March, 31, 2001, 2002 and 2003, respectively.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: GOVERNMENT

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 SEPTEMBER 30, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase agreements of $1,532,776,000) -               $ 3,651,025,086
See accompanying schedule

Interest receivable                                                                                     17,741,014

Receivable from investment adviser for expense reductions                                               151,544

TOTAL ASSETS                                                                                            3,668,917,644

LIABILITIES

Payable for investments purchased

Regular delivery                                                                           $ 22,154,874

Delayed delivery                                                                            113,000,000

Distributions payable                                                                        9,075,613

Accrued management fee                                                                       565,872

Other payables and accrued expenses                                                          273,347

TOTAL LIABILITIES                                                                                       145,069,706

NET ASSETS                                                                                             $ 3,523,847,938

Net Assets consist of:

Paid in capital                                                                                        $ 3,524,887,704

Accumulated net realized gain (loss) on investments                                                     (1,039,766)

NET ASSETS                                                                                             $ 3,523,847,938

CLASS A:                                                                                                $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($3,474,689,655 (divided by) 3,475,218,506 shares)

CLASS B:                                                                                                $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($49,158,283 (divided by) 49,165,766 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)

INTEREST INCOME                                                       $ 105,060,804

EXPENSES

Management fee                                              $ 3,469,109

Transfer agent fees                                          427,997
Class A

 Class B                                                     8,196

Distribution fees - Class B                                  52,709

Accounting fees and expenses                                 155,156

Non-interested trustees' compensation                        13,905

Custodian fees and expenses                                  19,700

Registration fees - Class A                                  26,213

Registration fees - Class B                                  43,262

Audit                                                        37,732


Legal                                                        9,457


Miscellaneous                                                6,643

 Total expenses before reductions                            4,270,079

 Expense reductions                                          (918,501)     3,351,578

NET INTEREST INCOME                                                        101,709,226

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                    (11,398)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                      $ 101,697,828


STATEMENT OF CHANGES IN NET ASSETS

                                                                                      SIX MONTHS          YEAR
                                                                                      ENDED               ENDED
                                                                                      SEPTEMBER 30, 199   MARCH 31,
                                                                                      5                   1995
                                                                                      (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                            $ 101,709,226       $ 159,242,973
Net interest income

Net realized gain (loss)                                                              (11,398)            (745,189)

                                                                                       101,697,828         158,497,784
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from:
Net interest income

                                                                                       (100,290,365)       (158,291,994)
Class A

                                                                                       (1,418,861)         (950,979)
Class B

Share transactions - net increase (decrease) at net asset value of $1.00 per share     162,278,169         (402,217,854)

                                                                                       162,266,771         (402,963,043)
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

Beginning of period                                                                   3,361,581,167       3,764,544,210

End of period                                                                        $ 3,523,847,938     $ 3,361,581,167


FINANCIAL HIGHLIGHTS - CLASS A



                                   SIX MONTHS      YEARS ENDED MARCH 31,
                                   ENDED
                                   SEPTEMBER 30,
                                   1995

                                   (UNAUDITED)     1995                    1994          1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of
period                              $ 1.000         $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations

 Net interest income                .029            .048                    .031          .035          .054          .077

Less Distributions

 From net interest income          (.029)          (.048)                  (.031)        (.035)        (.054)        (.077)

Net asset value, end of period    $ 1.000         $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN B                     2.97%           4.86                    3.13          3.56          5.55          7.94
                                                   %                       %             %             %             %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period
(000 omitted)                     $ 3,474,690     $ 3,321,066             $ 3,764,544   $ 5,686,166   $ 4,603,781   $ 3,613,838

Ratio of expenses to average net
assets                             .19%            .18                     .18           .18           .18           .18
                                   A               %                       %             %             %             %

Ratio of expenses to average net
assets                             .24%            .24                     .24           .24           .25           .25
before expense reductions          A               %                       %             %             %             %

Ratio of net interest income to
average                             5.86%           4.77                    3.07          3.50          5.33          7.62
net assets                          A               %                       %             %             %             %


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FINANCIAL HIGHLIGHTS - CLASS B

                                                                         SIX MONTHS      APRIL 4, 1994
                                                                         ENDED           (COMMENCEME
                                                                         SEPTEMBER 30,   NT
                                                                         1995            OF OPERATIONS) T
                                                                                         O
                                                                                         MARCH 31,

                                                                         (UNAUDITED)     1995

SELECTED PER-SHARE DATA

Net asset value, beginning of period                                 $ 1.000         $ 1.000

Income from Investment Operations

 Net interest income                                                  .028            .045

Less Distributions

 From net interest income                                             (.028)          (.045)

Net asset value, end of period                                       $ 1.000         $ 1.000

TOTAL RETURN B                                                        2.84%           4.57%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                              $ 49,158        $ 40,516

Ratio of expenses to average net assets                               .44%            .43%A
                                                                         A

Ratio of expenses to average net assets before expense reductions     .71%            .66%A
                                                                         A

Ratio of net interest income to average net assets                     6.72%           5.13%A
                                                                        A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC

INVESTMENTS SEPTEMBER 30, 1995 (UNAUDITED)
Showing Percentage of Total Value of Investments


BANKERS' ACCEPTANCES - 3.4%
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
Chemical Bank
10/5/95 6.34%                 $ 1,028,100 $ 1,027,396
11/15/95 5.78                   1,400,000  1,390,025
11/20/95 5.78                   5,229,260  5,187,862
12/6/95 5.79                      250,000  247,406
12/20/95 5.80                     250,000  246,856
2/7/96 5.94                       274,515  268,829
3/1/96 5.83                     5,720,281  5,583,337
3/26/96 5.72                    1,721,522  1,673,380
CoreStates Bank of Delaware, N.A.
11/6/95 5.92                    2,300,000  2,286,729
11/14/95 5.93                   1,100,000  1,092,243
NationsBank Corp.
10/2/95 5.76                    2,500,000  2,499,603
Republic New York Corp.
11/13/95 5.70                   3,000,000  2,979,933
3/7/96 5.70                     5,100,000  4,975,773
TOTAL BANKERS' ACCEPTANCES                29,459,372
CERTIFICATES OF DEPOSIT - 0.6%

Old Kent Bank & Trust Co.
10/31/95 6.20                   5,000,000  5,000,000
COMMERCIAL PAPER - 52.6%

AVCO Financial Services, Inc.
12/18/95 5.76                  10,000,000  9,877,150
American Home Food Products, Inc.
11/3/95 5.81                    4,500,000  4,476,281
American Home Products
11/15/95 5.81                  10,000,000  9,928,125
American Telephone & Telegraph Co.
10/30/95 5.96                  19,000,000  18,911,075
11/30/95 5.72                  15,000,000  14,859,750
12/8/95 5.72                   10,000,000  9,894,600
Associates Corp. of North America
12/4/95 5.77                    5,000,000  4,949,422
Banc One Corp.
10/18/95 5.73                   4,000,000  3,989,328
Bear Stearns Cos., Inc.
10/5/95 5.78                   10,000,000  9,993,633
CIESCO, L.P.
10/20/95 5.73                   7,200,000  7,178,530
10/27/95 5.74                  15,000,000  14,938,792
COMMERCIAL PAPER - CONTINUED
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
CIT Group Holdings, Inc.
10/2/95 5.90% (a)            $ 10,000,000 $ 9,991,441
11/20/95 5.77                   6,000,000  5,952,500
Chrysler Financial Corporation
10/16/95 5.85                   5,000,000  4,987,875
10/26/95 5.89                   4,000,000  3,983,833
11/6/95 5.85                    3,000,000  2,982,645
11/13/95 5.87                   2,000,000  1,986,145
11/13/95 5.94                   2,000,000  1,986,025
Commercial Credit Co.
11/16/95 5.72                  10,000,000  9,927,550
CoreStates Capital Corp.
10/6/95 5.83 (a)               15,000,000  15,000,000
10/15/95 5.83 (a)               2,000,000  2,000,000
Corporate Asset Funding Co., Inc.
10/11/95 5.78                   5,000,000  4,992,083
11/2/95 5.77                   10,000,000  9,949,334
11/10/95 5.71                  10,000,000  9,937,000
du Pont (E.I.) de Nemours & Co.
12/5/95 5.72                   10,000,000  9,898,167
Enterprise Funding Corp.
11/2/95 5.88                    7,057,000  7,020,304
Fleet Funding Corporation
10/3/95 5.87                    1,981,000  1,980,356
Ford Motor Credit Corp.
10/12/95 5.76                  10,000,000  9,982,584
10/16/95 5.75                   5,000,000  4,988,187
10/26/95 5.86                   5,000,000  4,980,139
11/1/95 6.09                    5,000,000  4,974,511
GTE Corp.
10/4/95 5.86                    4,885,000  4,882,618
General Electric Capital Corp.
10/3/95 5.76                   10,000,000  9,996,834
10/4/95 5.76                   10,000,000  9,995,250
11/7/95 5.78                   10,000,000  9,941,211
12/20/95 5.80                   2,000,000  1,974,578
General Motors Acceptance Corp.
10/30/95 5.84                  10,000,000  9,953,600
11/21/95 5.89                   5,000,000  4,958,916
11/22/95 5.89                   5,000,000  4,958,111
Goldman Sachs Group, L.P. (The)
12/19/95 5.74                   5,000,000  4,938,007
Hewlett-Packard Co.
10/10/95 5.72                  17,000,000  16,976,000
Morgan (J.P.) & Co.
12/20/95 5.73                  10,000,000  9,875,778
Morgan Stanley Group, Inc.
12/14/95 5.76                   5,000,000  4,941,622
5/16/96 5.95                    5,000,000  4,819,595
COMMERCIAL PAPER - CONTINUED
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
NationsBank Corp.
10/17/95 5.72%                $ 7,000,000 $ 6,982,453
New Center Asset Trust
11/8/95 5.84                   10,000,000  9,938,778
PHH Corp.
10/2/95 5.88 (a)                6,000,000  5,999,400
10/23/95 5.81 (a)               3,000,000  2,998,964
Pepsico
10/31/95 5.74                   1,000,000  995,291
Pitney Bowes Inc.
10/5/95 5.75                    8,000,000  7,994,933
Preferred Receivables Funding Corp.
11/1/95 5.80                   32,000,000  31,841,004
11/29/95 5.77                  10,000,000  9,906,419
Prudential Funding Corp.
11/15/95 5.78                  22,000,000  21,843,525
Sears Roebuck Acceptance Corp.
10/25/95 5.80                   5,000,000  4,980,833
Transamerica Finance Corp.
11/8/95 5.75                   10,000,000  9,939,834
USAA Capital Corp.
11/14/95 5.71                   5,000,000  4,965,472
Whirlpool Corp.
10/6/95 5.81                    3,000,000  2,997,596
TOTAL COMMERCIAL PAPER                   456,093,987
FEDERAL AGENCIES - 8.9%
FEDERAL HOME LOAN BANK - AGENCY COUPONS (a) - 0.6%
10/20/95 5.71                   5,000,000  4,995,063
FEDERAL HOME LOAN MORTGAGE CORP. - DISCOUNT NOTES - 2.3%
11/15/95 5.73                  10,000,000  9,929,375
2/9/96 5.64                     9,875,000  9,677,363
                                           19,606,738
FEDERAL NATIONAL MORTGAGE ASSOC. - AGENCY COUPONS  (a)- 1.1%
10/15/95 5.78                  10,000,000  9,994,416
FEDERAL NATIONAL MORTGAGE ASSOC. - DISCOUNT NOTES - 3.7%
10/27/95 5.69                  25,000,000  24,898,889
3/6/96 5.64                     2,105,000  2,054,601
3/13/96 5.62                    5,000,000  4,875,634
                                           31,829,124
STUDENT LOAN MARKETING ASSOC. - AGENCY COUPONS (a)- 1.2%
10/3/95 5.51                   10,000,000  10,000,000
TOTAL FEDERAL AGENCIES                     76,425,341
BANK NOTES - 17.3%
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
Bank of America - Illinois
10/19/95 5.76%                $ 5,000,000 $ 5,000,000
Bank of America National Trust & Savings Assoc.
10/2/95 5.81 (a)                5,000,000  4,997,080
10/20/95 5.75                  15,000,000  14,999,993
10/27/95 5.76                   5,000,000  4,999,960
Boatmen's First National Bank of Kansas City
10/2/95 5.84 (a)                6,000,000  6,000,000
Boatmen's National Bank of St. Louis
10/15/95 5.86 (a)               7,000,000  6,999,056
Comerica Bank - Detroit
10/3/95 5.46 (a)                1,300,000  1,299,822
12/1/95 5.80 (a)                5,000,000  4,996,300
Fifth Third Bank - Cincinnati
10/27/95 6.07                  10,000,000  10,000,880
First Bank N.A. - Minnesota
10/6/95 5.82                   10,000,000  9,999,972
10/10/95 5.78                  16,000,000  15,999,921
First Union National Bank of North Carolina
10/31/95 6.24                   5,000,000  5,000,000
11/13/95 5.75                   5,000,000  5,000,000
Harris Trust & Savings Bank, Chicago
10/31/95 5.73                   5,000,000  5,000,000
Household Bank, N.A.
11/15/95 5.78                   5,000,000  5,000,000
Huntington National Bank
11/2/95 6.26                   10,000,000  9,999,905
NBD Bank, N.A.
1/31/96 5.73                    5,000,000  4,971,117
NationsBank of Georgia
10/27/95 6.25                  10,000,000  10,000,000
11/20/95 6.08                  10,000,000  10,000,000
Wachovia Bank of North Carolina, N.A.
10/31/95 5.75                  10,000,000  9,999,812
TOTAL BANK NOTES                           150,263,818
MASTER NOTES (A) - 2.5%

J.P. Morgan Securities
10/2/95 6.70                   12,000,000  12,000,000
Morgan Stanley Group, Inc.
10/2/95 5.88                    4,000,000  4,000,000
Norwest Corp.
10/2/95 5.90                    6,000,000  6,000,000
TOTAL MASTER NOTES                         22,000,000
MEDIUM-TERM NOTES (A) - 4.3%
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
Beneficial Corp.
9/27/96 5.84%                 $ 6,000,000 $ 5,997,124
General Motors Acceptance Corp.
11/7/95 5.95 (a)                6,000,000  6,000,000
Goldman Sachs Group, L.P. (The) (b)
12/15/95 5.74                   7,500,000  7,500,000
3/1/96 5.88                     8,000,000  8,000,000
John Deere Capital Corp.
10/18/95 5.80                   3,000,000  3,000,000
Norwest Corp.
12/10/95 5.88                   7,000,000  7,000,000
TOTAL MEDIUM-TERM NOTES                    37,497,124
SHORT-TERM NOTES (A) (C)- 3.6%

CSA Funding - C
10/6/95 5.83                   10,000,000  10,000,000
SMM Trust Company (1994-D)
10/27/95 5.90                   2,000,000  2,000,000
SMM Trust Company (1995-B)
10/2/95 5.90                    2,000,000  2,000,000
SMM Trust Company (1995-I)
10/18/95 5.92                   2,000,000  1,999,617
SMM Trust Company (1995-J)
10/15/95 5.86                  15,000,000  15,000,000
TOTAL SHORT-TERM NOTES                    30,999,617
REPURCHASE AGREEMENTS - 6.8%
                                MATURITY
                                 AMOUNT
In a joint trading account
 (U.S. Treasury Obligations)
 dated 9/29/95, due 10/2/95:
  At 6.49%                   $ 59,348,062  59,316,000
TOTAL INVESTMENTS - 100%                   $ 867,055,259
Total Cost for Income Tax Purposes         $ 867,055,259

LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $15,500,000 or 1.8% of net assets.
(c) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on each holding is as follows:
                                 ACQUISITION ACQUISITION
SECURITY                            DATE        COST
CSA Funding - C                     10/28/93 $ 10,000,000
SMM Trust Company:
 (1994-D)                           10/28/94 $ 2,000,000
 (1995-B)                             8/4/95 $ 2,000,000
 (1995-I)                            5/25/95 $ 1,999,421
 (1995-J)                            5/16/95 $ 16,000,000
INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $98,000 of which $49,000 and $49,000 will expire on March 31, 2001 and 2003, respectively.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: DOMESTIC

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 SEPTEMBER 30, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase agreements of $59,316,000) -              $ 867,055,259
See accompanying schedule

Cash                                                                                                11,500


Interest receivable                                                                                 2,584,605

Receivable from investment adviser for expense reductions                                           53,452

TOTAL ASSETS                                                                                        869,704,816

LIABILITIES

Payable for investments purchased                                                        $ 1,673,380

Share transactions in process                                                             3,106,203

Distributions payable                                                                     2,449,199

Accrued management fee                                                                    139,981

Other payables and accrued expenses                                                       89,415

TOTAL LIABILITIES                                                                                  7,458,178

NET ASSETS                                                                                         $ 862,246,638

Net Assets consist of:

Paid in capital                                                                                    $ 862,340,834

Accumulated net realized gain (loss) on investments                                                 (94,196)

NET ASSETS                                                                                         $ 862,246,638

CLASS A:                                                                                            $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($820,625,748 (divided by) 820,700,520 shares)

CLASS B:                                                                                            $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($41,620,890 (divided by) 41,624,684 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)

INTEREST INCOME                                                      $ 26,173,890

EXPENSES

Management fee                                              $ 862,562

Transfer agent fees                                          107,835
Class A

 Class B                                                     9,046

Distribution fees - Class B                                  62,766

Accounting fees and expenses                                 57,485

Non-interested trustees' compensation                        826

Custodian fees and expenses                                  34,224

Registration fees - Class B                                  23,881

Audit                                                        14,702


Legal                                                        2,962


Reports to shareholders                                      1,043

Miscellaneous                                                2,043

 Total expenses before reductions                            1,179,375

 Expense reductions                                          (296,787)    882,588

NET INTEREST INCOME                                                       25,291,302

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                   3,659


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                      $ 25,294,961


STATEMENT OF CHANGES IN NET ASSETS

                                                                                          SIX MONTHS          YEAR
                                                                                          ENDED               ENDED
                                                                                          SEPTEMBER 30, 199   MARCH 31,
                                                                                          5                   1995
                                                                                          (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                            $ 25,291,302        $ 47,528,301
Net interest income

 Net realized gain (loss)                                                              3,659               (48,831)

                                                                                       25,294,961          47,479,470
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from:
Net interest income

                                                                                       (24,090,281)        (46,688,716)
Class A

                                                                                      (1,201,021)         (839,585)
Class B

Share transactions - net increase (decrease) at net asset value of $1.00 per share     63,760,696          141,555,067

                                                                                       63,764,355          141,506,236
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                                   798,482,283         656,976,047

 End of period                                                                        $ 862,246,638       $ 798,482,283


FINANCIAL HIGHLIGHTS - CLASS A



                                            SIX MONTHS      YEARS ENDED MARCH 31,
                                            ENDED
                                            SEPTEMBER 30,
                                            1995

                                           (UNAUDITED)     1995                    1994        1993        1992        1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period        $ 1.000         $ 1.000                 $ 1.000     $ 1.000     $ 1.000     $ 1.000

Income from Investment Operations

 Net interest income                         .029            .049                    .031        .034        .054        .078

Less Distributions

 From net interest income                    (.029)          (.049)                  (.031)      (.034)      (.054)      (.078)

Net asset value, end of period              $ 1.000         $ 1.000                 $ 1.000     $ 1.000     $ 1.000     $ 1.000

TOTAL RETURN B                              2.98%           4.97                    3.14        3.50        5.50        8.11
                                                            %                       %           %           %           %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)    $ 820,626       $ 771,937               $ 656,976   $ 804,354   $ 558,727   $ 355,369

Ratio of expenses to average net assets     .19%            .18                     .18         .18         .18         .18
                                           A               %                       %           %           %           %

Ratio of expenses to average net
assets before                              .25%            .27                     .26         .26         .29         .30
expense reductions                         A               %                       %           %           %           %

Ratio of net interest income to average
net assets                                 5.88%           4.94                    3.09        3.43        5.24        7.79
                                           A               %                       %           %           %           %


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FINANCIAL HIGHLIGHTS - CLASS B

                                                                         SIX MONTHS      JULY 19, 1994
                                                                         ENDED           (COMMENCEME
                                                                         SEPTEMBER 30,   NT
                                                                         1995            OF OPERATIONS) T
                                                                                         O
                                                                                         MARCH 31,

                                                                         (UNAUDITED)     1995

SELECTED PER-SHARE DATA

Net asset value, beginning of period                                 $ 1.000         $ 1.000

Income from Investment Operations

 Net interest income                                                  .028            .035

Less Distributions

 From net interest income                                             (.028)          (.035)

Net asset value, end of period                                       $ 1.000         $ 1.000

TOTAL RETURN B                                                        2.83%           3.51%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                              $ 41,621        $ 26,545

Ratio of expenses to average net assets                               .48%A           .50%A

Ratio of expenses to average net assets before expense reductions     .67%A           .79%A

Ratio of net interest income to average net assets                    5.56%A          5.14%A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FIDELITY INSTITUTIONAL CASH PORTFOLIOS: MONEY MARKET

INVESTMENTS SEPTEMBER 30, 1995 (UNAUDITED)
Showing Percentage of Total Value of Investments


CERTIFICATES OF DEPOSIT - 30.9%
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
DOMESTIC CERTIFICATES OF DEPOSIT - 1.0%
National Westminster Bank, USA
11/29/95 5.80%               $ 19,000,000 $ 19,000,000
12/6/95 5.77                   35,000,000  35,000,000
                                           54,000,000
CHICAGO BRANCH, YANKEE DOLLAR, FOREIGN BANKS - 0.9%
ABN-AMRO Bank
10/11/95 6.01                  25,000,000  25,000,000
12/26/95 5.80                  25,000,000  25,000,000
                                           50,000,000
PORTLAND BRANCH, YANKEE DOLLAR, FOREIGN BANKS - 0.3%
Bank of Nova Scotia
10/27/95 5.75                  20,000,000  20,000,000
NEW YORK BRANCH, YANKEE DOLLAR, FOREIGN BANKS - 19.8%
Bank of Montreal
10/30/95 5.75                  25,000,000  25,000,000
Bank of Tokyo
10/23/95 5.87                  30,000,000  30,000,000
10/25/95 5.94                  25,000,000  25,000,000
11/16/95 5.87                  30,000,000  30,000,000
Banque Nationale de Paris
11/28/95 5.75                  30,000,000  30,000,000
Bayerische Hypotheken-und Weschel
11/8/95 6.00                   25,000,000  25,001,946
Bayerische Vereinsbank A.G.
10/31/95 5.75                  10,000,000  10,000,000
Canadian Imperial Bank of Commerce
10/23/95 5.75                  20,000,000  20,000,000
Commerzbank, Germany
10/10/95 5.85                  25,000,000  25,000,000
10/17/95 6.25                  25,000,000  25,000,000
Credit Suisse
11/27/95 5.75                  50,000,000  50,000,000
Dresdner Bank, A.G.
10/12/95 6.27                  10,000,000  10,000,000
12/29/95 6.35                  25,000,000  25,045,016
Fuji Bank, Ltd.
10/4/95 5.88                    9,000,000  8,999,997
10/13/95 5.95                  55,000,000  55,000,365
10/16/95 5.97                  10,000,000  10,000,000
Hong Kong & Shanghai Banking Corp.
10/20/95 5.75                  50,000,000  50,000,000
Industrial Bank of Japan, Ltd.
10/11/95 5.85                  40,000,000  40,000,000
10/30/95 5.90                  20,000,000  20,000,000
CERTIFICATES OF DEPOSIT - CONTINUED
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
NEW YORK BRANCH, YANKEE DOLLAR, FOREIGN BANKS - CONTINUED
Landesbank Hessen - Thuringen
10/10/95 6.00%               $ 25,000,000 $ 25,000,414
National Westminster Bank, PLC
10/23/95 5.80                  50,000,000  50,000,000
Royal Bank of Canada
12/13/95 6.31                  11,000,000  11,020,207
Sanwa Bank, Ltd.
10/17/95 5.92                  45,000,000  45,000,000
10/25/95 5.95                  25,000,000  24,998,733
11/10/95 5.84                  20,000,000  20,000,000
Societe Generale
11/27/95 5.75                  25,000,000  25,000,000
Sumitomo Bank, Ltd.
10/4/95 5.89                   25,000,000  25,000,000
10/16/95 5.97                   9,000,000  9,000,000
10/30/95 6.00                  20,000,000  19,999,840
10/31/95 5.94                  25,000,000  25,000,000
Swiss Bank Corp.
11/6/95 5.77                   45,000,000  45,000,000
12/4/95 5.77                   25,000,000  25,000,000
12/6/95 5.77                   25,000,000  25,000,000
12/26/95 5.75                  75,000,000  75,000,000
2/5/96 5.75                    50,000,000  50,000,000
Westdeutsche Landesbank
10/19/95 5.75                  20,000,000  20,000,000
11/27/95 5.75                  75,000,000  75,000,000
                                           1,109,066,518
LONDON BRANCH, EURODOLLAR, DOMESTIC BANKS - 2.2%
Bank of America National Trust & Savings Assoc.
10/26/95 6.00                  25,000,000  25,000,000
11/27/95 6.00                  25,000,000  25,000,000
Chemical Bank
11/20/95 5.76                  50,000,000  50,000,000
Morgan Guaranty Trust Co.
2/7/96 5.78                    25,000,000  25,001,740
                                           125,001,740
LONDON BRANCH, EURODOLLAR, FOREIGN BANKS - 6.7%
ABN-AMRO Bank
3/11/96 5.72                   25,000,000  25,001,988
Abbey National (UK), PLC
10/20/95 5.75                  30,000,000  30,000,312
3/13/96 5.75                   38,000,000  38,000,000
Bayerische Hypotheken-und Weschel
3/14/96 5.71                   35,000,000  35,001,559
CERTIFICATES OF DEPOSIT - CONTINUED
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
LONDON BRANCH, EURODOLLAR, FOREIGN BANKS - CONTINUED
Dresdner Bank, A.G.
3/25/96 5.71%                 $ 5,000,000 $ 5,000,429
Landesbank Hessen - Thuringen
3/14/96 5.71                   35,000,000  35,000,780
Mitsubishi Bank, Ltd.
10/16/95 5.90                  22,000,000  22,000,248
10/25/95 5.96                  45,000,000  44,997,582
National Westminster Bank, PLC
11/28/95 5.75                  25,000,000  25,000,395
Royal Bank of Scotland, PLC
11/15/95 5.74                  10,000,000  10,000,000
11/20/95 5.85                  25,000,000  25,000,000
Toronto-Dominion Bank
11/8/95 5.75                   45,000,000  45,000,234
Westdeutsche Landesbank
11/1/95 5.75                   35,000,000  35,000,129
                                          375,003,656
TOTAL CERTIFICATES OF DEPOSIT             1,733,071,914
COMMERCIAL PAPER - 39.5%

ABN-AMRO North America Finance, Inc.
3/5/96 5.71                    48,500,000  47,332,524
American Home Food Products, Inc.
11/14/95 5.81                  25,000,000  24,824,306
12/5/95 5.79                   37,000,000  36,617,204
American Home Products
10/19/95 5.82                  20,000,000  19,942,300
10/24/95 5.82                  22,000,000  21,919,321
11/13/95 5.81                  16,000,000  15,890,111
11/14/95 5.81                  10,000,000  9,929,722
12/6/95 5.78                   22,400,000  22,165,920
12/18/95 5.73                  10,000,000  9,877,584
American Telephone & Telegraph Co.
3/18/96 5.71                   45,000,000  43,829,675
Associates Corp. of North America
11/2/95 6.02                   25,000,000  24,870,001
11/15/95 5.78                  18,000,000  17,871,525
12/1/95 5.76                   25,000,000  24,759,389
12/4/95 5.77                   16,000,000  15,838,151
12/5/95 5.76                   35,000,000  34,641,056
12/11/95 5.78                  12,000,000  11,865,336
BHF Finance (Delaware), Inc.
10/12/95 5.75                  10,000,000  9,982,675
11/8/95 5.78                   25,000,000  24,849,848
COMMERCIAL PAPER - CONTINUED
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
Bank of Montreal
10/30/95 5.75%                $ 5,000,000 $ 4,977,211
Bank of New York Company, Inc.
11/15/95 6.08                  25,000,000  24,815,625
Bear Stearns Cos., Inc.
11/29/95 5.77                  18,000,000  17,831,850
Beneficial Corp.
10/2/95 7.00                   50,000,000  49,990,278
11/16/95 5.75                  25,000,000  24,817,917
Bradford & Bingley Building Society
10/19/95 5.75                   7,000,000  6,980,156
10/25/95 5.77                  25,000,000  24,905,250
CIT Group Holdings, Inc.
10/2/95 5.90 (a)               20,000,000  19,982,882
11/9/95 6.08                   15,000,000  14,904,125
11/13/95 5.76                  47,000,000  46,680,008
12/4/95 5.78                   20,000,000  19,797,333
12/15/95 5.78                  30,000,000  29,644,375
Chevron Oil Finance Co.
10/2/95 6.75                    6,000,000  5,998,875
Chrysler Financial Corporation
10/16/95 5.85                   7,000,000  6,983,025
10/16/95 5.88                   5,000,000  4,987,875
10/26/95 5.89                  19,000,000  18,923,208
11/7/95 5.85                   17,000,000  16,898,924
11/13/95 5.87                  10,000,000  9,930,723
11/13/95 5.94                  13,000,000  12,909,163
12/4/95 5.88                    5,000,000  4,948,268
12/12/95 5.84                  24,000,000  23,723,040
Compagnie Bancaire
11/14/95 5.83                   5,500,000  5,461,349
CoreStates Capital Corp.
10/10/95 5.81 (a)              15,000,000  14,999,104
Dakota
10/27/95 5.81                  10,000,000  9,958,328
Dean Witter, Discover & Co.
11/9/95 5.76                    1,900,000  1,888,267
Den Danske Corp., Inc.
10/19/95 5.77                  21,000,000  20,940,255
10/20/95 5.78                   5,000,000  4,984,985
Enterprise Funding Corp.
10/13/95 5.81                  10,221,000  10,201,342
10/18/95 5.78                   5,030,000  5,016,343
Ford Motor Credit Corp.
10/27/95 5.86                   4,000,000  3,983,475
11/1/95 6.09                   10,000,000  9,949,023
11/6/95 5.74                   25,000,000  24,857,500
11/7/95 5.74                   25,000,000  24,853,542
11/20/95 5.77                  25,000,000  24,802,084
11/21/95 5.76                  46,000,000  45,628,550
COMMERCIAL PAPER - CONTINUED
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
Ford Motor Credit Corp. - continued
11/22/95 5.77%               $ 30,000,000 $ 29,753,000
11/27/95 5.75                  65,000,000  64,415,433
Ford Motor Credit, PLC
11/27/95 5.78                  25,000,000  24,774,375
11/28/95 5.78                  25,200,000  24,968,580
Generale Bank
11/3/95 5.77                   10,000,000  9,947,841
3/6/96 5.71                    50,000,000  48,788,702
General Electric Capital Corp.
10/10/95 6.29                  50,000,000  49,923,750
General Electric Corp.
12/5/95 5.80                   25,000,000  24,742,709
General Motors Acceptance Corp.
10/30/95 5.84                  92,000,000  91,573,120
11/20/95 5.89                  77,000,000  76,379,722
12/5/95 5.80                   43,000,000  42,555,906
Glaxo Holdings, PLC
11/17/95 5.80                  38,000,000  37,716,224
11/28/95 5.81                  15,000,000  14,861,767
Goldman Sachs Group, L.P. (The)
11/21/95 5.73                  45,000,000  44,638,537
Government of Canada
3/18/96 5.69                   50,000,000  48,701,986
3/19/96 5.70                   25,000,000  24,347,153
Hanson Finance (UK), PLC
10/18/95 5.75                   8,000,000  7,978,580
10/27/95 5.77                  20,000,000  19,917,955
IBM Corp.
12/4/95 5.76                   25,000,000  24,747,556
John Deere Capital Corp.
12/4/95 5.76                   25,000,000  24,747,556
Merrill Lynch & Co., Inc.
12/7/95 5.74                   15,000,000  14,841,712
3/8/96 5.75                    30,000,000  29,259,325
Morgan Stanley Group, Inc.
11/27/95 5.76                  25,000,000  24,774,375
12/18/95 5.77                 100,000,000  98,769,334
National Australia Funding, Inc.
11/10/95 6.02                  25,000,000  24,837,778
Nationwide Building Society
12/14/95 5.76                  22,000,000  21,743,139
PHH Corp.
10/23/95 5.78                  18,000,000  17,993,788
Preferred Receivables Funding Corp.
11/3/95 5.77                    8,000,000  7,957,980
11/27/95 5.77                  10,000,000  9,909,592
11/30/95 5.77                  10,000,000  9,904,833
Royal Bank of Canada
3/14/96 5.70                   25,000,000  24,364,635

 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
Sears Roebuck Acceptance Corp.
10/25/95 5.80%               $ 25,000,000 $ 24,904,167
11/8/95 5.81                   14,000,000  13,915,028
11/8/95 5.82                   13,000,000  12,921,098
Toronto Dominion Holdings USA, Inc.
10/10/95 6.39                  20,000,000  19,969,200
Westpac Capital Corp.
10/23/95 5.87                  25,000,000  24,912,306
11/21/95 5.85                  20,000,000  19,838,783
12/27/95 5.81                  15,000,000  14,795,550
Whirlpool Financial Corp.
10/26/95 5.79                  18,500,000  18,426,065
Woolwich Equitable Building Society
10/16/95 5.75                  30,000,000  29,929,187
TOTAL COMMERCIAL PAPER                    2,214,609,233
FEDERAL AGENCIES - 1.8%
FEDERAL FARM CREDIT BANK - DISCOUNT NOTES - 0.8%
10/2/95 5.97                   43,000,000  42,985,918
FEDERAL HOME LOAN BANK - AGENCY COUPONS (A) - 0.5%
12/26/95 6.37                  25,000,000  25,161,763
FEDERAL NATIONAL MORTGAGE ASSOC. - DISCOUNT NOTES - 0.5%
12/18/95 6.52                  31,160,000  30,741,419
TOTAL FEDERAL AGENCIES                     98,889,100
BANK NOTES - 7.3%

Bank of America - Illinois
10/19/95 5.76                  12,000,000  12,000,000
Bank of America National Trust & Savings Assoc.
10/2/95 5.81 (a)               37,000,000  36,978,393
Bank of New York
12/11/95 5.75                  10,000,000  10,000,000
Boatmen's First National Bank of Kansas City
10/2/95 5.84 (a)               19,000,000  19,000,000
Comerica Bank - Detroit
12/1/95 5.80 (a)               50,000,000  49,963,000
FCC National Bank
10/3/95 5.50 (a)               33,000,000  32,996,097
Fifth Third Bank - Cincinnati
10/27/95 6.07                  40,000,000  40,003,520
First Bank N.A. - Minnesota
10/18/95 5.80 (a)              36,000,000  35,992,823
BANK NOTES - CONTINUED
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
First Union National Bank of North Carolina
10/31/95 5.75%               $ 10,000,000 $ 10,003,274
11/6/95 5.76                   45,000,000  45,000,000
Fleet Bank of New York
12/8/95 5.78                   14,000,000  14,000,000
Household Bank, N.A.
10/2/95 5.84                   12,000,000  11,999,950
11/15/95 5.78                  10,000,000  10,000,000
Mellon Bank, N.A.
10/16/95 6.29                  10,000,000  10,000,000
Seattle First National Bank
11/6/95 5.77                   20,000,000  19,999,297
12/4/95 5.77                   13,000,000  12,999,190
Wachovia Bank of North Carolina
10/26/95 5.79 (a)              40,000,000  39,974,920
TOTAL BANK NOTES                           410,910,464
MASTER NOTES (A) - 2.1%

J.P. Morgan Securities
10/2/95 6.70                   66,000,000  66,000,000
Morgan Stanley Group, Inc.
10/2/95 5.88                   25,000,000  25,000,000
Norwest Corp.
10/2/95 5.90                   28,000,000  28,000,000
TOTAL MASTER NOTES                         119,000,000
MEDIUM-TERM NOTES (A) - 7.0%

Abbey National Treasury Services (b)
9/30/95 6.00                   85,000,000  85,000,000
Beneficial Corp.
9/27/96 5.84                   20,000,000  19,990,415
General Electric Capital Corp.
10/2/95 6.03                   50,000,000  49,993,362
General Motors Acceptance Corp.
11/7/95 5.95                   50,000,000  50,000,000
11/22/95 5.91                   4,000,000  4,002,128
Goldman Sachs Group, L.P. (The) (b)
12/15/95 5.74                  56,000,000  56,000,000
3/1/96 5.88                    53,000,000  53,000,000
John Deere Capital Corp.
10/18/95 5.80                  10,000,000  10,000,000
Norwest Corp.
12/10/95 5.88                  65,000,000  65,000,000
TOTAL MEDIUM-TERM NOTES                    392,985,905
SHORT-TERM NOTES (A)  - 3.5%
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
Capital One Funding Corp.
10/6/95 5.81%                $ 11,703,000 $ 11,703,000
SMM Trust Company (1994-D) (c)
10/27/95 5.90                  44,000,000  44,000,000
SMM Trust Company (1995-B) (c)
10/2/95 5.90                   16,000,000  16,000,000
SMM Trust Company (1995-I) (c)
10/18/95 5.92                  33,000,000  32,993,676
SMM Trust Company (1995-J) (c)
10/15/95 5.86                  91,000,000  91,000,000
TOTAL SHORT-TERM NOTES                     195,696,676
TIME DEPOSITS - 6.4%

Canadian Imperial Bank of Commerce
10/2/95 6.50                  216,000,000  216,000,000
Dai-Ichi Kangyo Bank, Ltd.
10/12/95 6.00                  38,000,000  38,000,000
10/16/95 6.00                  21,000,000  21,000,000
10/18/95 5.98                  22,000,000  22,000,000
Mitsubishi Bank, Ltd.
10/30/95 6.06                  60,000,000  60,000,000
TOTAL TIME DEPOSITS                        357,000,000
MUNICIPAL SECURITIES (A) - 0.2%

New York
10/4/95 6.02                   12,050,000  12,050,000
REPURCHASE AGREEMENTS - 1.3%
                               MATURITY
                                AMOUNT
In a joint trading account
 (U.S. Treasury Obligations)
 dated 9/29/95, due 10/2/95:
  At 6.49%                   $ 70,065,852  70,028,000
TOTAL INVESTMENTS                          $ 5,604,241,292
Total Cost for Income Tax Purposes         $ 5,604,241,292

LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end. The due date on these types of securities reflects the next interest rate reset date or, when applicable, the final maturity date.
(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $194,000,000 or 3.5% of net assets.
(c) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on each holding is as follows:
                      ACQUISITION ACQUISITION
SECURITY                 DATE         COST
SMM Trust Company:
 (1994-D)                10/28/94 $ 44,000,000
 (1995-B)                  8/4/95 $ 16,000,000
 (1995-I)                 5/25/95 $ 32,990,447
 (1995-J)                 5/16/95 $ 97,000,000
INCOME TAX INFORMATION
At March 31,1995, the fund had a capital loss carryforward of approximately $1,781,000 of which $336,000, $898,000 and $547,000 will expire on March
31, 2001, 2002 and 2003, respectively.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS: MONEY MARKET

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 SEPTEMBER 30, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value (including repurchase agreements of $70,028,000) -              $ 5,604,241,292
See accompanying schedule

Cash                                                                                                1,952,619


Interest receivable                                                                                 25,122,677

Receivable from investment adviser for expense reductions                                           490,503

TOTAL ASSETS                                                                                        5,631,807,091

LIABILITIES

Payable to custodian bank                                                                $ 736,207

Distributions payable                                                                     12,351,279

Accrued management fee                                                                    1,034,358

Other payables and accrued expenses                                                       652,098

TOTAL LIABILITIES                                                                                    14,773,942

NET ASSETS                                                                                           $ 5,617,033,149

Net Assets consist of:

Paid in capital                                                                                      $ 5,618,817,512

Accumulated net realized gain (loss) on investments                                                 (1,784,363)

NET ASSETS                                                                                          $ 5,617,033,149

CLASS A:                                                                                            $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($5,481,827,342 (divided by) 5,483,545,656 shares)

CLASS B:                                                                                            $1.00
NET ASSET VALUE, offering price and redemption price per share
 ($135,205,807 (divided by) 135,248,190 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)

INTEREST INCOME                                                        $ 186,867,841

EXPENSES

Management fee                                              $ 6,116,954

Transfer agent fees                                          1,951,894
Class A

 Class B                                                     33,249

Distribution fees - Class B                                  253,898

Accounting fees and expenses                                 254,773

Non-interested trustees' compensation                        22,492

Custodian fees and expenses                                  86,252

Registration fees - Class B                                  13,849

Audit                                                        50,437


Legal                                                        15,357


Reports to shareholders                                      897

Miscellaneous                                                10,454

 Total expenses before reductions                            8,810,506

 Expense reductions                                          (3,056,236)    5,754,270

NET INTEREST INCOME                                                         181,113,571

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                    (3,556)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                       $ 181,110,015


STATEMENT OF CHANGES IN NET ASSETS

                                                                                          SIX MONTHS          YEAR
                                                                                          ENDED               ENDED
                                                                                          SEPTEMBER 30, 199   MARCH 31,
                                                                                          5                   1995
                                                                                          (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                            $ 181,113,571       $ 260,539,373
Net interest income

 Net realized gain (loss)                                                              (3,556)             (546,578)

                                                                                       181,110,015         259,992,795
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from:
Net interest income

                                                                                       (176,754,044)       (247,999,851)
Class A

                                                                                       (4,359,527)         (12,539,522)
Class B

Share transactions - net increase (decrease) at net asset value of $1.00 per share     29,626,858          2,298,216,397

                                                                                       29,623,302          2,297,669,819
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                                   5,587,409,847       3,289,740,028

 End of period                                                                        $ 5,617,033,149     $ 5,587,409,847


FINANCIAL HIGHLIGHTS - CLASS A



                                   SIX MONTHS      YEARS ENDED MARCH 31,
                                   ENDED
                                   SEPTEMBER 30,
                                   1995

                                   (UNAUDITED)     1995                    1994          1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of
period                           $ 1.000         $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations

 Net interest income               .030            .049                    .032          .035          .055          .078

Less Distributions

 From net interest income         (.030)          (.049)                  (.032)        (.035)        (.055)        (.078)

Net asset value, end of period    $ 1.000         $ 1.000                 $ 1.000       $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN B                    3.01%           4.99                    3.20          3.58          5.59          8.13
                                                   %                       %             %             %             %

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period
(000 omitted)                     $ 5,481,827     $ 5,130,123             $ 3,200,277   $ 4,332,995   $ 3,990,395   $ 4,706,936

Ratio of expenses to average
net assets                        .18%            .18                     .18           .18           .18           .18
                                  A               %                       %             %             %             %

Ratio of expenses to average
net assets                        .28%            .24                     .23           .23           .24           .25
before expense reductions          A               %                       %             %             %             %

Ratio of net interest income
to average                         5.95%           5.00                    3.15          3.50          5.42          7.80
net assets                         A               %                       %             %             %             %


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FINANCIAL HIGHLIGHTS - CLASS B

                                                                         SIX MONTHS      YEAR        NOVEMBER 17, 199
                                                                         ENDED           ENDED       3
                                                                         SEPTEMBER 30,   MARCH 31,   (COMMENCEMENT
                                                                         1995                        OF OPERATIONS) TO
                                                                                                     MARCH 31,

                                                                         (UNAUDITED)     1995        1994

SELECTED PER-SHARE DATA

Net asset value, beginning of period                                 $ 1.000         $ 1.000                         $ 1.000

Income from Investment Operations

 Net interest income                                                  .028            .046                            .011

Less Distributions

 From net interest income                                             (.028)          (.046)                          (.011)

Net asset value, end of period                                       $ 1.000         $ 1.000                         $ 1.000

TOTAL RETURN B                                                        2.85%           4.66%                           1.08%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000 omitted)                              $ 135,206       $ 457,286                       $ 89,463

Ratio of expenses to average net assets                               .47%            .50%                            .50%
                                                                         A                                               A

Ratio of expenses to average net assets before expense reductions     .57%            .59%                            .55%
                                                                         A                                               A

Ratio of net interest income to average net assets                    5.19%           4.94%                           2.83%
                                                                         A                                               A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS: TAX-EXEMPT

INVESTMENTS SEPTEMBER 30, 1995 (UNAUDITED)
Showing Percentage of Total Value of Investments


MUNICIPAL SECURITIES (A) - 100%
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
ALABAMA - 1.2%
Alabama Hsg. Fin. Auth. Multi-Family Hsg. Rev.:
 Rfdg. Bonds (Rime Valley Proj.) Series 1988 B,
3.75% tender 11/15/95,
 LOC Amsouth Bank                               $ 10,500,000 $ 10,500,000
 (Homewood Gardens Proj.) Series 1991 C, 4.70%,
LOC Southtrust Bank, VRDN   2,350,000  2,350,000
Decatur Poll. Cont. Rev. Rfdg. (Monsanto Co.
Proj.) Series 1994, 4.30%, VRDN                    3,115,000  3,115,000
Tarrant City Ind. Dev. Board Rev. Rfdg. (Philip
Morris Co. Inc.) Series 1993, 4.40%, VRDN          2,300,000  2,300,000
Tuscaloosa County Port Auth. Rev. (Capstone Hotel
Ltd. Proj.) Series 1989 A, 4.55%,
LOC Southtrust Bank of Alabama, VRDN               4,420,000  4,420,000
                                                              22,685,000
ARIZONA - 4.7%
Apache County Ind. Dev. Auth. Rev. (Tucson Elec.
Pwr. Co. Proj.):
 (Springerville Proj.)
  Series 1983 A, 4.35%, LOC Barclays Bank
PLC, VRDN                                          9,700,000  9,700,000
  Series 1983 B, 4.45%, LOC Bank of
New York, VRDN                                     6,800,000  6,800,000
 Series 1981 B, 4.45%, LOC Mitsubishi Bank, VRDN  33,700,000  33,700,000
Arizona Health Facs. Auth. Rev. (Voluntary Hosp.
Federation Pooled Loan Prog.)
Series1985 A, 4.35% (FGIC Insured) (Liquidity
Facility Citibank) VRDN                            3,700,000  3,700,000
Maricopa County Ind. Dev. Auth. Rev. (Royal
Oaks-Sun City Proj.) Series 1990, 4.30%,
LOC Bank of America, VRDN                          4,700,000  4,700,000
Maricopa County Poll. Cont. Rev. Bonds (Southern
California Edison Co. Proj.)
Series 1985 D, 3.80% tender 12/11/95               3,600,000  3,600,000
Phoenix Ind. Dev. Board Auth. Multi-Family
Hsg. Rev. (Paradise Lakes Apt. Proj.)
Series 1995, 4.50%, LOC General Electric Capital
Corp., VRDN                                       17,500,000  17,500,000
Pima County Ind. Dev. Auth. (Tucson Elec. Pwr.
Co.) (Irvington Proj.) Series 1982 A, 4.40%,
LOC Societe Generale, VRDN                        10,000,000  10,000,000
                                                               89,700,000
ARKANSAS - 1.9%
Arkansas Hosp. Equip. Fin. Auth. Rev. (Jefferson
Hosp. Assoc. Proj.)
Series 1989, 4.40%, LOC Kredietbank, VRDN          5,950,000  5,950,000
Crossett Poll. Cont. Rev. Rfdg. (Georgia-Pacific
Corp. Proj.) Series 1991, 4.40%,
LOC SunTrust Bank, VRDN                            3,500,000  3,500,000
Little Rock Health Facs. Board Rev. (Southwest
Hosp.) Series 1988, 4.05% (FGIC Insured)
(Liquidity Facility Bank of Nova Scotia) VRDN     27,200,000  27,200,000
                                                             36,650,000
CALIFORNIA - 10.1%
Butte County Office of Ed. TRAN 4.75% 9/12/96      7,000,000  7,038,227
California Cash Reserve Prog. Auth. TRAN Series
1995 A, 4.75% 7/3/96,
LOC Industrial Bank of Japan (MBIA Insured)       45,000,000  45,326,878
California Higher Ed. Loan Auth. Student Loan
Rev. Senior Lien Bonds
Series 1992 A, 3.90% 7/1/96, LOC SLMA             10,000,000  10,000,000
Contra Costa County TRAN 4.50% 7/3/96              7,000,000  7,043,258
Freemont County TRAN 4.50% 7/5/96                 14,700,000  14,753,630
Fresno Unified School Dist. TRAN 4.50% 10/11/96   15,000,000  15,071,850
Los Angeles County TRAN 4.50% 7/1/96, LOC Bank
of America, Credit Suisse, Morgan Guaranty        32,000,000  32,161,389
Los Angeles County Unified School Dist. TRAN
4.50% 7/3/96                                      17,000,000  17,098,867
Oakland Unified School Dist. TRAN 4.50% 8/30/96    5,000,000  5,017,981
San Bernardino County TRAN 4.50% 7/5/96, LOC
Bank of Nova Scotia                               14,000,000  14,056,242
Santa Clara County TRAN 4.50% 8/2/96              25,000,000  25,120,187
   192,688,509
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
COLORADO - 1.9%
Colorado Health Facs. Auth. Rev. (Sisters of
Charity Health Care) Series 1992 C, 4.35%
(Liquidity Facility Dresdner Bank) VRDN          $ 5,300,000 $ 5,300,000
Denver City & County Multi-Family Hsg. Rev.(The
Seasons Apts.) Series 1990, 4.35%,
LOC Federal Home Loan Bank, VRDN                   8,000,000  8,000,000
Englewood County Multi-Family Hsg. Rev. (The Marks
 Apts.) Series 1985 A, 4.35%,
LOC Citibank, VRDN                                 4,080,000  4,080,000
Jefferson County School Dist. #R-1 Gen. Oblig.
Participating VRDN, Series 1985B, BTP-5, 4.65%
(BPA Bankers Trust) (b)                            9,500,000  9,500,000
Moffat County Poll. Cont. Rev. Rfdg.
(Colorado-UTE Elec. Assoc. Inc.)
Series 1984, 4.35%, VRDN                          10,000,000  10,000,000
                                                              36,880,000
CONNECTICUT - 1.2%
Connecticut Dev. Auth. Health. Care Rev. (Corp.
for Independent Living Proj.)
Series 1990, 4.20%, LOC Chemical Bank, VRDN        2,000,000  2,000,000
Connecticut Gen. Oblig. Economic Recovery Notes,
Series 1991 B, 4.35%
(BPA Canadian Imperial Bank, Industrial Bank Of
Japan, Nat'l. Westminster Bank PLC) VRDN           1,900,000  1,900,000
Connecticut Special Assessment Unemployment Rev.
Series 1993 C, 3.90%,
tender 7/1/96 (FGIC Insured)                      18,000,000  18,000,000
                                                              21,900,000
DELAWARE - 0.6%
Delaware Econ. Dev. Auth. Poll. Cont. Rev. Rfdg.
(Philip Morris Co. Inc. Proj.)
Series 1992, 4.40%, VRDN                           3,300,000  3,300,000
Delaware Econ. Dev. Auth. Rev.:
 (Hosp. Billing & Collection Svcs. Proj.) Series
1985 B, 4.40% (MBIA Insured)
 (BPA Morgan Stanley & Co.) VRDN                   6,100,000  6,100,000
 (Peninsula United Methodist Homes Inc.)
Series 1992 B,4.65%,
 LOC Meridian Bank, VRDN                           2,040,000  2,040,000
                                                              11,440,000
FLORIDA - 7.7%
Broward County Hsg. Fin. Auth. Multi-Family Hsg. Rev.:
 (Lake Park Assoc. Ltd. Partnership) Series 1985,
 4.50% LOC Society Bank, VRDN                      4,000,000  4,000,000
 (Palm Aire-Oxford Proj.) Series 1990, 4.75%
(Continental Casualty Guaranteed) VRDN             1,620,000  1,620,000
 (Sanctuary Apts. Proj.) Series 1985, 4.50%, LOC
PNC Bank, VRDN                                     4,300,000  4,300,000
Dade County Aviation Facs. Rev., Series 1984 A,
4.40%, LOC Fuji Bank, VRDN                         1,900,000  1,900,000
Dade County Ind. Dev. Auth. Ind. Dev. Rev.:
 (Dolphins Stadium Proj.) Series 1985 B, 4.35%,
 LOC Hong Kong & Shanghai Banking Corp., VRDN      1,600,000  1,600,000
 (South Dade Jewish Commty. Ctr.) 4.40%, LOC
SunTrust Bank, VRDN                                1,515,000  1,515,000
Escambia County Poll. Cont. Rev. Rfdg. (Monsanto
Co. Proj.) Series 1994, 4.30%, VRDN                4,775,000  4,775,000
Escambia County Rev. Rfdg. (Pacer Industries)
Series 1991, 4.40%,
LOC SunTrust Bank, VRDN                            1,700,000  1,700,000
Florida Hsg. Fin. Agcy. Multi-Family Hsg. Rev.:
 (Parrot's Landing Proj.) Series 1985 AA, 4.40%
(FNMA Guaranteed) VRDN                             6,335,000  6,335,000
 (Sun Pointe Cove Apts. Proj.) Series1985 XX,
4.40% (FNMA Guaranteed) VRDN                       6,000,000  6,000,000
Indian River County Hosp. Dist. Hosp. Rev.
Bonds Series 1988, 3.85% tender 10/12/95,
LOC Kredietbank                                    2,000,000  2,000,000
Indian River County Hosp. Dist. Rev. Rfdg.
Series 1985, 4.40%, LOC Kredietbank, VRDN          3,100,000  3,100,000
Jacksonville Hosp. Rev. (Univ. Med. Ctr.):
 Series 1988, 4.60%, LOC Sumitomo Bank, VRDN      14,000,000  14,000,000
 Series 1989, 4.60%, LOC Sumitomo Bank, VRDN       5,300,000  5,300,000
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
FLORIDA - CONTINUED
Jacksonville Ind. Dev. Rev. Rfdg. (Arpt. Hotel
Proj.) Series 1993, 4.35%,
LOC Northern Trust Co., VRDN                     $ 3,000,000 $ 3,000,000
Jacksonville Notes (River City Renaissance
 Prog.) 3.75% (Liquidity Facility Credit Suisse) 10,000,000 10,000,000 Lee County Hsg. Fin. Auth. Multi-Family Hsg.
Rev. Rfdg. (Forestwood Apts. Proj.) 4.40%
(FNMA Guaranteed) VRDN                             8,985,000  8,985,000
Liberty County Ind. Dev. Rev. (Timber Energy
Resources Inc. Proj.) Series 1994, 4.50%,
LOC Bank of Montreal, VRDN                         2,300,000  2,300,000
Naples Hosp. Rev. Series 1992, 4.50%, LOC Mellon
 Bank, VRDN                                        8,000,000  8,000,000
Orange County Health Facs. Auth. Rfdg. Rev.
Bonds Series 1985 A, 3.75%
tender 10/16/95 (MBIA Insured)                     7,000,000  7,000,000
Orange County Hsg. Fin. Auth. Rev.
(Smokewood/Sun Key Apt. Proj.) Series 1992 A, 4.35%,
LOC Citibank, VRDN                                 2,500,000  2,500,000
Palm Beach County Health Facs. Auth. Rev.
Bonds 4.60% tender 10/2/95
(Liquidity Facility Credit Suisse)                 7,100,000  7,100,000
Pasco County Hsg. Fin. Auth. Multi-Family Hsg.
Rev. (Carlton Arms of Magnolia Valley)
Series 1985, 4.65%, LOC Bankers Trust Co.,
VRDN                                               2,000,000  2,000,000
Sarasota County Pub. Hosp. Dist. Rev. Bonds
(Sarasota Mem. Hosp.):
 Series 1985 A, 3.75% tender 10/25/95, LOC
Sumitomo Bank                                      4,925,000  4,925,000
 Series 1991, 3.80% tender 10/12/95 (Liquidity
Facility SunTrust Bank)                            5,000,000  5,000,000
 Series 1991, 3.85% tender 12/11/95 (Liquidity
Facility SunTrust Bank)                            8,500,000  8,500,000
 Series 1993 A, 3.75% tender 10/25/95 (Liquidity
Facility Goldman Sachs)                            6,600,000  6,600,000
 Series 1993 A, 3.80% tender 10/27/95 (Liquidity
Facility Goldman Sachs)                           15,000,000  15,000,000
                                                              149,055,000
GEORGIA - 3.7%
Cobb County Dev. Auth. Rev. (Institute of Nuclear
Operations) Series 1992, 4.40%,
LOC SunTrust Bank, VRDN                            5,565,000  5,565,000
Cobb County Wtr & Swr. Participating VRDN,
Series 11, 4.65% (BPA Bankers Trust) (b)           5,049,000  5,049,000
Columbia County Residential Care Facs. Rev.
(Augusta Residential Ctr./Brandon Wilde
Lifecare Ctr.)
4.40%, LOC SunTrust Bank, VRDN                     7,415,000  7,415,000
DeKalb County Hsg. Auth. Multi-Family Hsg. Rev.:
 (Post Ashford Proj.) 4.30% (FNMA Guaranteed)
VRDN                                               9,645,000  9,645,000
 (Post Brook Proj.) 4.30% (FNMA Guaranteed) VRDN   4,050,000  4,050,000
Fulton County Hsg. Auth. Multi-Family Hsg. Rev.
 Rfdg. (Spring Creek Crossing Proj.) 4.40%,
LOC Wachovia Bank of Georgia, VRDN                 5,000,000  5,000,000
Georgia Muni. Elec. Auth. Participating VRDN,
Series 1994 C-B, 4.49%
(Liquidity Facility Citibank) (b)                 22,400,000  22,400,000
Marietta Hsg. Auth. Multi-Family Hsg. Rev. Rfdg.
(Wood Pointe Apts.)
Series 1993, 4.85% (Continental Casualty
 Guaranteed) VRDN                                  5,000,000  5,000,000
Roswell Hsg. Auth. Multi-Family Hsg. Rev.
(Autumnbrook Apts.) Series 1991 A, 4.45%,
LOC Amsouth Bank of Birmingham, VRDN               5,200,000  5,200,000
                                                              69,324,000
IDAHO - 0.8%
Caribou County Poll. Cont. Rev. Rfdg. (Monsanto
Co. Proj.) Series 1994 A, 4.30%, VRDN              3,000,000  3,000,000
Idaho Gen. Oblig. TAN Series 1995, 4.50% 6/27/96  12,000,000  12,059,718
                                                              15,059,718
ILLINOIS - 5.6%
Cook County Rev. (Catholic Charities Hosp.)
Series 1988 A-1, 4.35%,
LOC Nat'l. Westminster Bank PLC, VRDN              1,900,000  1,900,000
Du Page Water Commission Participating VRDN,
Series CR-162, 4.44%
(Liquidity Facility Citibank) (b)                 13,815,000  13,815,000
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
ILLINOIS - CONTINUED
Illinois Dev. Fin. Auth. Poll. Cont. Rev. Rfdg.
Bonds (UNO-VEN Proj.) Series 1994, 4.30%,
LOC NBD Bank, VRDN                               $ 7,100,000 $ 7,100,000
Illinois Dev. Fin. Auth. Rev., VRDN:
 (Museum of Contemporary Art Proj.) Series 1994,
 4.30%, LOC Harris Trust,
 Lasalle Nat'l. Bank, NBD Bank, Northern Trust
Co.                                               30,300,000  30,300,000
 (WBEZ Alliance Inc. Proj.) Series 1994, 4.35%,
LOC Lasalle Nat'l. Bank                            6,600,000  6,600,000
Illinois Edl. Facs. Auth. Rev. (Northwestern
Univ.) Series 1988, 4.25%
(BPA Northern Trust Co.) VRDN                      2,000,000  2,000,000
Illinois Edl. Facs. Auth. Participating VRDN,
Series CR-176, 4.44% (Liquidity Facility
Citibank) (b)                                     10,000,000  10,000,000
Illinois Health Facs. Auth. Rev., VRDN:
 (Children's Mem. Hosp.) Series B, 4.35%, LOC
First Nat'l Bank of Chicago                        3,100,000  3,100,000
 (Gottlieb Health Resources Inc.) 4.30%, LOC
Harris Trust & Savings Bank of Chicago            15,000,000  15,000,000
 (Lake Forest Hosp. Proj.) 4.375%, LOC First
Nat'l. Bank of Chicago                             3,000,000  3,000,000
 (Pekin Mem. Hosp.) Series 1993 C, 4.40%, LOC
Lasalle Nat'l. Bank of Chicago, VRDN               3,400,000  3,400,000
Kane County Geneva Commty. Unit School Dist.
#304 TAN 4.97% 12/1/95                             2,400,000  2,400,844
Lisle Village Multi-Family Hsg. Rev. (Four Lakes
Proj.) Series 1985-A, 4.40%,
LOC Chemical Bank, VRDN                            4,000,000  4,000,000
Northlake Econ. Dev. Rev. (Dominicks Finer Foods
Inc. Proj.) Series 1991 B, 4.35%,
LOC Bankers Trust, VRDN                            2,400,000  2,400,000
                                                              105,015,844
INDIANA - 2.3%
Fort Wayne Econ. Dev. Rev. (Edy's Grand Ice Cream
Proj.) Series 1985, 4.65%,
LOC Bank of America, VRDN                          3,950,000  3,950,000
Fort Wayne Hosp. Auth. Hosp. Rev. (Parkview Hosp.):
 Series B, 4.60%, LOC Fuji Bank, VRDN              4,805,000  4,805,000
 Series D, 4.60%, LOC Fuji Bank, VRDN              3,930,000  3,930,000
Indianapolis Econ. Dev. Rev. Rfdg. (Rand McNally
& Co. Proj.) Series 1989, 4.40%,
LOC First Union Nat'l. Bank of North Carolina,
VRDN                                               4,000,000  4,000,000
Indianapolis Gas Util. Sys. (Citizens Gas & Coke
Utility) 3.45% 11/2/95, LOC NBD Bank, CP           3,400,000  3,398,277
Jasper County Poll. Cont. Rev. Bonds (Northern
Indiana Pub. Service Proj.):
 Series 1988 C, 3.75% tender 10/25/95, LOC
Barclays Bank                                      3,000,000  3,000,000
 Series 1988 D, 3.70% tender 10/26/95, LOC
Barclays Bank                                      4,500,000  4,500,000
Merrillville Health Care Facs. Participating
VRDN, 4.55%
(Liquidity Facility Bank One of Akron) (b)         4,610,000  4,610,000
Purdue Univ. Rev. (Student Fees) Series H,
4.20%, VRDN                                        1,800,000  1,800,000
Richmond Econ. Dev. Rev. Rfdg. (Friends
Fellowship Commty.) Series 1993, 4.15%,
LOC NBD Bank, VRDN                                 3,700,000  3,700,000
South Bend Health Care Facs. Participating VRDN,
Series 1992 A,
4.55% (FHA Insured) (Liquidity Facility Bank
One, Akron) (b)                                    3,350,000  3,350,000
Vigo County Gen. Oblig. Independent School Corp.
TAN 5.30% 12/29/95                                 2,650,000  2,652,351
                                                              43,695,628
KENTUCKY - 0.8%
Jefferson County Poll. Cont. Rev. Rfdg. (Philip
Morris Co. Inc. Proj) Series 1992, 4.40%, VRDN     1,300,000  1,300,000
Kentucky Assoc. of Counties Reinsurance Trust
Rev. Series 1990, 4.50%,
LOC Hong Kong & Shanghai Banking Corp., VRDN      13,700,000  13,700,000
                                                              15,000,000
LOUISIANA - 3.8%
Ascension Poll. Cont. Rev. Rfdg. (Borden Inc.
Proj.) Series 1992, 4.25%,
LOC Credit Suisse, VRDN                           20,000,000  20,000,000
Desoto Parish Poll. Cont. Participating VRDN,
Series 94 W, 4.65%
(Liquidity Facility Norwest Bank) (b)              4,000,000  4,000,000
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
LOUISIANA - CONTINUED
Lafayette Econ. Dev. Auth. Ind. Dev. Rev. Rfdg.
(Holt County of Louisiana Proj.) 4.775%,
LOC Morgan Guaranty Trust Co., VRDN              $ 4,150,000 $ 4,150,000
Orleans Levee Dist. Rev., VRDN:
 (Cap. Recovery Funding) Series 1988 A, 4.50%,
LOC Fuji Bank                                     14,900,000  14,900,000
 (Levee Impt.) Series 1986, 4.50%, LOC Fuji Bank   5,550,000  5,550,000
 (Pub. Impt.) Series 1986, 4.50%, LOC Fuji Bank    7,445,000  7,445,000
West Baton Rouge Parish Ind. Dist. #3 Rev. Rfdg.
 Bonds (Dow Chemical Co. Proj.)
Series 1991, 3.75% 10/23/95                       15,500,000  15,500,000
                                                              71,545,000
MAINE - 0.4%
Biddeford Resource Recovery Rev. (Maine Energy
Recovery Co. Proj.) Series 1985, 3.85%,
LOC Bank of America, VRDN                          6,700,000  6,700,000
MARYLAND - 0.7%
Maryland Econ. Dev. Corp. Rev. Series 1995,
 4.45%, LOC NationsBank, VRDN                      6,000,000  6,000,000
Washington Suburban Sanitation Dist.
Participating VRDN, Series 1994 F-A, 4.49%
(Liquidity Facility Citibank) (b)                  7,000,000  7,000,000
                                                              13,000,000
MASSACHUSETTS - 0.3%
Commonwealth of Massachusetts Gen. Oblig.
Participating VRDN, Series CR-147, 4.49%
(Liquidity Facility Citibank) (b)                  6,400,000  6,400,000
MICHIGAN - 2.4%
Dearborn Econ. Dev. Corp. Ltd. Oblig. Rev.
(Oakbrook Common)
Series 1993 4.40%, LOC Mellon Bank, VRDN           2,300,000  2,300,000
Detroit Tax Increment Fin. Auth. Rev. (Central
Ind. Park Proj.) Series A, 4.35%,
LOC Citibank, VRDN                                 4,200,000  4,200,000
Michigan Muni. Bond Auth. RAN Series 1995 B,
4.50% 7/3/96                                      39,000,000  39,198,222
                                                              45,698,222
MINNESOTA - 3.2%
Becker Poll. Cont. Rev. Bonds (Northern States
Pwr. Co. Sherburne Co. Gen. #3)
Series1993-B, 3.75% tender 10/11/95               18,800,000  18,800,000
Bloomington Multi-Family Hsg. Rev. Rfdg.
(Crow/Bloomington Apts. Proj.) 4.50%,
LOC Citibank, VRDN                                 8,305,000  8,305,000
Dakota County Hsg. & Redev. Auth.
Multi-Family Hsg. Rev.
(Southview Gables Apts. Proj.) 4.30%, VRDN         9,075,000  9,075,000
Mendota Heights Hsg. Mtg. Multi-Family Hsg. Rev.
 (Lexington Heights Apt. Proj.)
Series1991 A, 4.55%, LOC Sumitomo Bank, VRDN       3,420,000  3,420,000
Minnesota Gen. Oblig. Participating VRDN,
 BTP-99, 4.60%, (BPA Bankers Trust) (b)            7,710,000  7,710,000
St. Louis Park Health Care Facs. Participating
 VRDN, Series 94-U,
4.65% (Liquidity Facility Norwest Bank) (b)        2,500,000  2,500,000
St. Paul Port Auth. Tax Increment Bonds (Westgate
Office & Ind. Ctr. Proj.)
Series 1991, 4.05%, LOC First Nat'l. Bank of
Minnesota, VRDN                                    4,200,000  4,200,000
University of Minnesota Series 1991 B,
3.75% 11/16/95 CP                                  6,500,000  6,500,000
                                                              60,510,000
MISSISSIPPI - 0.5%
Harrison County Poll. Cont. Rev. Rfdg.
(Mississippi Pwr. Co. Proj.) Series 1992,
4.40%, VRDN                                        8,750,000  8,750,000
MISSOURI - 1.0%
Columbia Spl. Oblig. Ins. Reserve Series 1988
A, 4.40%,
LOC Toronto-Dominion Bank, VRDN                    3,000,000  3,000,000
Missouri Envir. Impt. & Energy Auth. Poll. Cont.
Rev. Bonds (Union County Elec. Co.)
Series 1985 B, 3.45% tender 12/5/95, LOC West
Deutsche Landesbank                                8,000,000  8,000,000
University of Missouri RAN Series 1995-96, 4.75%
6/28/96                                            7,000,000  7,052,601
                                                              18,052,601
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
MONTANA - 0.2%
Montana Board of Investments Variable Rate Payroll
Tax Rev. (Workers Comp. Prog.)
Series 1993, 4.40%, VRDN                         $ 4,400,000 $ 4,400,000
NEBRASKA - 0.1%
Omaha Pub. Pwr. Dist. Elec. Sys. Participating
VRDN, Series 1993 D, 4.50%
(Liquidity Facility Merrill Lynch & Co.,
 Inc.) (b)                                         2,530,000  2,530,000
NEVADA - 0.2%
Nevada Hsg. Div. Multi Family Hsg. Rev. (Park
Vista Apts. Proj.) Series 1991 A, 4.50%,
LOC Sumitomo Trust & Banking, VRDN                 3,700,000  3,700,000
NEW HAMPSHIRE - 0.3%
New Hampshire Higher Edl. & Health Facs. Auth.
Rev. (VHA of New England), VRDN:
 Series 1985 C, 4.20% (AMBAC Insured) (BPA First
Nat'l. Bank of Chicago)                            1,700,000  1,700,000
 Series 1985 F, 4.20% (AMBAC Insured) (BPA First
Nat'l. Bank of Chicago)                            1,250,000  1,250,000
New Hampshire Ind. Dev. Auth. Resource Recovery
Rev. Bonds (Claremont Co. LP Proj.)
Series 1985, 4%, tender 1/1/96 (MBIA Insured)      3,205,000  3,205,000
                                                              6,155,000
NEW JERSEY - 1.0%
New Jersey Bldg. Auth. Participating VRDN, Series
BTP-6, 4.65% (BPA Bankers Trust) (b)              11,861,200  11,861,200
New Jersey Gen. Oblig. Participating VRDN,
Series 943005, 4.44% (Liquidity Facility
Citibank) (b)                                      7,400,000  7,400,000
                                                              19,261,200
NEW MEXICO - 0.5%
Albuquerque Hosp. Rev. (Sisters of Charity
Healthcare) 4.35%
(Liquidity Facility Dresdner Bank), VRDN           9,600,000  9,600,000
NEW YORK - 3.5%
New York City Gen. Oblig., VRDN:
 Series 1995 F-3, 4.45%, LOC Industrial Bank
of Japan                                          11,300,000  11,300,000
 Series 1995 F-4, 4.35%, LOC Landesbank
Hessen-Thuringen                                  14,500,000  14,500,000
 Series 1995 F-5, 4.45%, LOC Mitsubishi Bank       5,500,000  5,500,000
New York City Gen. Oblig.:
 RAN Series 1996 B, 4.75% 6/28/96, LOC Bank of
Nova Scotia                                       13,000,000  13,074,120
 TAN 4.50% 2/15/96                                21,400,000  21,464,887
                                                              65,839,007
NORTH CAROLINA - 1.0%
North Carolina Med. Care Commission Hosp. Rev.
(Park Ridge Hosp.) Series 1988, 4.35%,
LOC NationsBank of Florida, VRDN                   5,200,000  5,200,000
North Carolina Med. Care Commission Rev. (Moses
H. Cone Mem. Hosp. Proj.) 4.40%,
LOC Wachovia Nat'l. Bank of North Carolina, VRDN   2,500,000  2,500,000
Wake County Ind. Facs. & Poll. Cont. Fing.
Auth. Rev. (Carolina Pwr. & Lt. Co.):
 Series 1985, 4.50%, LOC Sumitomo Bank, VRDN       7,700,000  7,700,000
 Series 1985 B, 4.50%, LOC Sumitimo Bank, VRDN     2,800,000  2,800,000
                                                             18,200,000
OKLAHOMA - 0.4%
Tulsa Ind. Dev. Auth. Univ. Rev. (Univ. of Tulsa
Proj.), VRDN:
 Series 1985, 4.65%, LOC Fuji Bank                4,000,000  4,000,000
 Series A, 4.65%, LOC Fuji Bank                   3,000,000  3,000,000
                                                             7,000,000
OREGON - 0.7%
Multnomah County TRAN 4.50% 6/28/96              11,000,000  11,062,626
Oregon Veterans Welfare Hsg. Rev. Series 1973
G, 4.50%, LOC Fuji Bank, VRDN                     2,500,000  2,500,000
                                                             13,562,626
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
PENNSYLVANIA - 3.5%
Allegheny County Hosp. Redev. Auth. Health
Facs. Rev. (Central Blood Bank Proj.)
Series 1992, 4.50%, LOC PNC Bank, VRDN           $ 2,225,000 $ 2,225,000
Allegheny County Ind. Dev. Auth. Rev. Rfdg.
(N. Versailles Shopping Ctr.) Series 1992, 4.45%,
LOC Bank One of Columbus, VRDN                     3,805,000  3,805,000
Allentown Redev. Auth. Multi-Family Hsg. Rev.
Rfdg. (Arcadia Assoc. Proj.)
Series 1990, 4.55%, LOC Sumitomo Bank, VRDN        3,300,000  3,300,000
Beaver County Ind. Dev. Auth. Poll. Cont. Rev.
Bonds (Ohio Edison Mansfield Proj.)
Series 1992 A, 3.45% tender 10/1/95, LOC Barclays
Bank                                               3,700,000  3,700,000
Berks County Ind. Dev. Auth. Rev. (Lutheran Home
at Topton Proj.) Series 1993 B, 4.375%,
LOC Meridian Bank VRDN                             9,000,000  9,000,000
Delaware Valley Reg'l. Fin. Auth. Local Gov't.
Rev., VRDN:
 Series 1985 B, 4.50%, LOC Hong Kong & Shanghai
Banking Corp.                                      6,100,000  6,100,000
 Series 1985 C, 4.50%, LOC Marine Midland Bank     3,200,000  3,200,000
 Series 1986, 4.50%, LOC Hong Kong & Shanghai
Banking Corp.                                      4,000,000  4,000,000
Emmaus Gen. Auth. Local Gov't. Rev. Series
1989C-10, 4.60% (Liquidity Facility Fuji Bank)    10,000,000  10,000,000
Lehigh County Ind. Dev. Auth. Rev. (The Keebler
Co.) Series 1992, 4.40%,
LOC Wachovia Bank, VRDN                            5,140,000  5,140,000
Pennsylvania Econ. Dev. Auth. Rev. (Foxdale
Village Proj.) Series 1989 C, 4.50%,
LOC PNC Bank, VRDN                                 2,300,000  2,300,000
Philadelphia Gen. Oblig. Bonds Series 1990,
3.90% tender 10/19/95, LOC Fuji Bank               7,000,000  7,000,000
Philadelphia Redev. Auth. School Rev. (School for
the Deaf) 4.45%, LOC Fuji Bank, VRDN               1,095,000  1,095,000
South Fork Muni. Auth. Hosp. Rev. (Lee Hosp.
Proj.) Series 1993 B, 4.75%,
LOC PNC Bank, VRDN                                 5,210,000  5,210,000
                                                              66,075,000
RHODE ISLAND - 0.5%
Rhode Island TAN 4.50% 6/28/96, LOC Union Bank
of Switzerland                                     9,000,000  9,052,606
SOUTH CAROLINA - 5.1%
South Carolina Jobs Econ. Dev. Auth. Healthcare
Facs. Rev. (The Methodist Home Proj.)
Series 1994, 4.50%, LOC NationsBank of South
Carolina, VRDN                                     4,000,000  4,000,000
South Carolina Hsg. Fin. & Dev. Auth.
Multi-Family Hsg. Rev. Rfdg., VRDN:
 (Charleston Oxford) Series 1990 B, 4.75%
(Continental Casualty Guaranteed)                 10,180,000  10,180,000
 (Greenville Oxford) Series 1990 A, 4.75%
(Continental Casualty Guaranteed)                  4,855,000  4,855,000
 (Richland Oxford) Series 1990 C, 4.75%
(Continental Casualty Guaranteed)                  5,130,000  5,130,000
South Carolina Pub. Svc. Auth. Rev., CP:
 3.80% 10/23/95                                   16,000,000  16,000,000
 3.75% 10/24/95                                   13,350,000  13,350,000
 3.75% 10/25/95                                   13,000,000  13,000,000
 3.75% 10/26/95                                   12,400,000  12,400,000
 3.75% 11/16/95                                   15,000,000  15,000,000
Walhalla Rev. Rfdg. (Avondale Mills Inc.
 Proj.) Series 1990, 4.40%,
LOC SunTrust Bank, VRDN                            3,300,000  3,300,000
                                                              97,215,000
SOUTH DAKOTA - 0.6%
South Dakota Health & Edl. Facs. Auth. Rev., VRDN:
 Rfdg. (Sioux Valley Hosp.) Series 1992 A,4.40%    4,700,000  4,700,000
 (McKennan Hosp.) Series 1994, 4.50%
(MBIA Insured)                                     7,000,000  7,000,000
                                                              11,700,000
TENNESSEE - 2.6%
Jackson Hsg. Facs. Board Multi-Family Hsg. Rev. Rfdg.
(Post House North Apts. Proj.) 4.50%, LOC
Southtrust Bank, VRDN                              3,845,000  3,845,000
Knox County Health Edl. & Hsg. Facs. Board Rev.
(Webb School Knoxville Proj.) 4.40%,
LOC Third Nat'l. Bank of Nashville, VRDN           4,030,000  4,030,000
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
TENNESSEE - CONTINUED
Metropolitan Nashville & Davidson County Gen.
Oblig. Participating VRDN,
Series CR-169, 4.44%, (Liquidity Facility
Citibank) (b)                                   $ 6,140,000 $ 6,140,000
Metropolitan Nashville & Davidson County
Health. Facs. Rev. (Richland Place Inc.
Proj.) 4.40%,
LOC Societe Generale, VRDN                        1,400,000  1,400,000
Metropolitan Nashville & Davidson County Ind.
Dev. Board Multi-Family Hsg. Rev. Rfdg., VRDN:
 (Belle Valley Apts.) Series 1989, 4.55%, LOC
Sumitomo Bank                                     4,680,000  4,680,000
 (Graybrook) 4.55%, LOC Sumitomo Bank             6,710,000  6,710,000
Montgomery County Pub. Bldg. Auth. Adj. Rate
Pooled Fing. Rev. Series 1995, 4.45%,
LOC NationsBank of Tennessee, VRDN               12,000,000  12,000,000
Nashville & Davidson County Health & Ed. Facs.
 Board Multi-Family Hsg. Rev.
(Brentwood Oaks Apts.) 4.15%, VRDN                4,000,000  4,000,000
Tennessee Local Dev. Auth. BAN 4.75% 5/31/96      6,200,000  6,235,637
                                                             49,040,637
TEXAS - 10.5%
Amarillo Health Fac. Corp. (Panhandle Pooled
Health Loan Prog.) Series 1985, 4.40%,
LOC Banque Paribas, VRDN                         13,400,000  13,400,000
Austin Hsg. Fin. Corp. Multi-Family Hsg. Rev.
(Riverchase Proj.) Series 1985 A, 4.90%,
LOC Household Bank, VRDN                          6,000,000  6,000,000
Bexar County Hsg. Fin. Corp. Multi-Family Hsg.
Rev. Rfdg., VRDN:
 (Fountainhead I Proj.) Series 1992 A, 4.50%
(Continental Casualty Guaranteed)                 3,880,000  3,880,000
 (Fountainhead II Proj.) Series 1992 A, 4.50%
(Continental Casualty Guaranteed)                 8,070,000  8,070,000
Brazos River Hbr. Auth. Nav. Dist. Bonds Series
1990, 3.85% tender 10/26/95                       6,550,000  6,550,000
Central Waco Dev. Corp. Ind. Dev. Rev. Rfdg.
(HE Butt Grocery Proj.) Series 1992, 4.50%,
LOC Texas Commerce Bank of Houston, VRDN          2,500,000  2,500,000
Farmers Branch Ind. Dev. Corp. Rev. Rfdg. (PPG
Ind. Inc. Proj.) Series 1992, 4.45%, VRDN         5,000,000  5,000,000
Goose Creek Cons. Ind. School Dist. TRAN 4.28%
8/31/96 (c)                                       2,500,000  2,500,000
Guadalupe-Blanco River Auth. Ind. Dev. Rev.
(BOC Group Inc. Proj.) Series 1993, 4.40%,
LOC Wachovia Bank of Georgia, VRDN               12,400,000  12,400,000
Houston Hsg. Fin. Corp. Single-Family Mtg.
 Participating VRDN, Series PT-1, 4.50%
(FSA Insured) (Liquidity Facility Banque
Nationale de Paris) (b)                           5,900,000  5,900,000
Lower Colorado River Auth. Participating VRDN:
 Series 85, BTP-36, 4.60% (Liquidity Facility
Bankers Trust) (b)                                4,039,200  4,039,200
 Series B, BTP-59, 4.23% (AMBAC Insured)
(Liquidity Facility Automatic Data Processing
Inc.) (b)                                         8,200,000  8,200,000
North Central Texas Health Facs. Dev. Corp.
 Hosp. Rev. Bonds (Methodist Hosp of Dallas)
Series 1991 A, 3.90% tender 10/10/95, (MBIA
Insured)                                          3,000,000  3,000,000
San Antonio Elec. & Gas Sys. Rev. Series A, CP:
 3.75% 11/15/95                                   7,200,000  7,200,000
 3.75% 11/20/95                                  16,200,000  16,200,000
Silsbee Health Facs. Dev. Corp. Hosp. Rev.
(Silsbee Doctor's Hosp.) Series 1984, 4.40%,
LOC Citibank, VRDN                                3,500,000  3,500,000
Tarrant County Health Facs. Dev. Corp. Hosp.
Rev. (Harris Methodist Health Sys.)
Series 1988, 4.60%, LOC Fuji Bank, VRDN           3,800,000  3,800,000
Texas A&M Univ. Participating VRDN, BTP-15,
4.65% (BPA Bankers Trust) (b)                     5,445,000  5,445,000
Texas Dept. of Hsg. & Commty. Affairs
Participating VRDN, Series PT-9, 4.50%
(Liquidity Facility Dai-Ichi Kangyo Bank
 Ltd.) (b)                                        5,135,000  5,135,000
Texas Health Facs. Dev. Corp. Rev. (Ft.
Worth-Cook Children's Hosp.) Series 1985, 4.40%,
LOC Societe Generale, VRDN                        1,300,000  1,300,000
Texas Gen. Oblig. TRAN Series 1995 A, 4.75%
8/30/96                                           5,800,000  5,834,667
Texas Pub. Ed. Fin. Auth. Participating VRDN,
Series CR-170, 4.44% (Liquidity Facility
Citibank) (b)                                     5,000,000  5,000,000
Texas Pub. Fin. Auth. Rev. Series 1993 A,
3.75% 11/2/95, CP                                25,000,000  25,000,000
Texas Muni. Pwr. Agcy. BAN 3.75% 11/16/95
(Liquidity Facility Morgan Guaranty Trust Co.)    9,950,000  9,950,000
Tyler Health Facs Dev. Corp. Hosp. Rev. Bonds
(Texas Med. Center Reg'l. Healthcare Proj.)
Series 1993 C, 3.85% tender 10/10/95,
LOC Banque Paribas                                7,000,000  6,999,394
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
TEXAS - CONTINUED
University of Texas Rev. Fing. Sys. Series A, CP:
 3.70% 10/18/95                                  $ 6,300,000 $ 6,300,000
 3.70% 11/16/95                                   16,920,000  16,920,000
                                                             200,023,261
UTAH - 0.7%
Intermountain Pwr. Agcy. Pwr. Supply Rev. Bonds:
 Series 1985 E, 3.85% tender 6/17/96 (BPA Bank
of America)                                        9,000,000  9,000,000
 Series 1985-F, 3.80% tender 6/17/96 (BPA Bank
of America)                                        4,600,000  4,600,000
                                                              13,600,000
VERMONT - 0.1%
Vermont Student Assistance Corp. Student Loan
Rev. Series 1985, 3.90%,
LOC Nat'l. Westminster Bank PLC, VRDN              1,325,000  1,325,000
VIRGINIA - 3.5%
Chesterfield County Ind. Dev. Auth. Poll.
Cont. Rev.:
 Bonds (Virginia Elec. Pwr. Co. Proj.) Series
B, 4.25% tender 10/6/95                            2,000,000  2,000,000
 Rfdg. (Philip Morris Co. Inc. Proj.) Series
1992, 4.40%, VRDN                                 10,000,000  10,000,000
Harrisonburg Redev. & Hsg. Auth. Multi-Family
Hsg. Rev. (Misty Ridge Proj.)
Series 1991 A, 4.40%, LOC Banc One of Columbus,
VRDN                                               5,555,000  5,555,000
Louisa County Ind. Dev. Auth. Adj. Rate Pooled
Fin. Rev. Series 1995, 4.45%,
LOC NationsBank of Virginia, VRDN                 10,000,000  10,000,000
Louisa Ind. Dev. Auth. Poll. Cont. Rev. Bonds
(Virginia Elec. Pwr. Co. Proj.) Series 1985, 3.75%
tender 10/12/95 (BPA Bank of New York)            26,385,000  26,385,000
Suffolk Redev. & Hsg. Auth. Multi-Family Rental
Hsg. Rev., VRDN:
 (Windsor at Fieldstone Proj.) 4.45%, LOC
NationsBank of Virginia                            7,426,000  7,426,000
 (Windsor at Potomac Vista Proj.) 4.45%, LOC
NationsBank of Virginia                            1,003,000  1,003,000
Williamsburg Ind. Dev. Auth. Museum Rev.
(Williamsburg Foundation) 4.45%,
LOC Sanwa Bank Ltd., VRDN                          3,604,000  3,604,000
York County Ind. Dev. Rev. Rfdg. (Philip Morris
Co. Inc. Proj.) Series 1992, 4.40%, VRDN           1,000,000  1,000,000
                                                              66,973,000
WASHINGTON - 5.9%
Seattle Ind. Dev. Corp. Ind. Rev. Rfdg.
(Longview Fibre Co. Proj.) Series 1988, 4.40%,
LOC ABN-AMRO Bank, VRDN                            2,500,000  2,500,000
Washington Gen. Oblig. Participating VRDN (b):
 Series R-92A, BTP-125, 4.60% (BPA Bankers Trust)  9,575,000  9,575,000
 Series 1993 C-A, 4.49% (Liquidity Facility
Citibank)                                         21,700,000  21,700,000
 Series 1995 A, 4.45% (Liquidity Facility
Internationale Nederlanden Bank)                   5,500,000  5,500,000
 Series SG-37, 4.50% (Liquidity Facility
Societe Generale)                                  7,000,000  7,000,000
Washington Pub. Pwr. Supply Sys. Rev. Rfdg., VRDN:
 (Nuclear Proj. #1) Series 1993-1A2, 4.45%, LOC
Industrial Bank of Japan                          13,580,000  13,580,000
 Series 1993-3A1, 4.40%, LOC Bank of America      31,140,000  31,140,000
Washington Pub. Pwr. Supply Sys. Rfdg. Elec.
Rev., Series 1993 3A-2, 4.45%,
LOC Industrial Bank of Japan, VRDN                20,785,000  20,785,000
                                                              111,780,000
WEST VIRGINIA - 0.3%
Kanawha County Commercial Dev. Rev. Rfdg.
(McJunkin Corp. Proj.) Series 1991, 4.50%,
LOC NationsBank of North Carolina, VRDN            4,935,000  4,935,000
WISCONSIN - 2.3%
Janesville Ind. Dev. Rev. Rfdg. (Senca Foods
Corp. Proj.) Series 1992, 4.45%,
LOC ABN-AMRO Bank, VRDN                            7,710,000  7,710,000
Milwaukee Ind. Dev. Rev. (Longview Fiber Co.)
Series 1987, 4.40%,
LOC ABN-AMRO Bank, VRDN                            1,960,000  1,960,000
MUNICIPAL SECURITIES (A) - CONTINUED
 DUE    ANNUALIZED YIELD AT                        PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE                             AMOUNT   (NOTE 1)
WISCONSIN - CONTINUED
Milwaukee Redev. Auth. Dev. Rev. (Bradley Ctr.
Parking Facs. Proj.) Series 1986, 4.30%,
LOC Nat'l. Westminster Bank PLC, VRDN            $ 2,700,000 $ 2,700,000
Wisconsin Health & Ed. Facs. Auth Health Facs
Rev. (SSM Healthcare Proj.)
Series 1990A, 4.70%, LOC Industrial Bank of
Japan, VRDN                                        6,300,000  6,300,000
Wisconsin Operating TRAN Series 1995, 4.50%
 6/17/96                                          25,800,000  25,955,678
                                                              44,625,678
WYOMING - 0.0%
Sweetwater County Poll. Cont. Rev. Rfdg.
(Pacific Corp.) Series 1990 A, 4.35%,
LOC Credit Suisse, VRDN                              200,000  200,000
MULTIPLE STATES - 1.7%
Clipper Tax-Exempt Trust Participating VRDN,
Series 1993-1A, 4.22%
(Liquidity Facility State Street Bank & Trust
Co.) (b)                                          30,300,000  30,300,000
NCNB Tax-Exempt Trust Participating VRDN,
Series 1990 A, 4.375%,
LOC NationsBank of North Carolina (b)              2,175,000  2,175,000
   32,475,000
TOTAL INVESTMENTS - 100%                                    $ 1,899,017,537
Total Cost for Income Tax Purposes                          $ 1,898,982,859

SECURITY TYPE ABBREVIATIONS
BAN - Bond Anticipation Notes
CP - Commercial Paper
RAN - Revenue Anticipation Notes
TAN - Tax Anticipation Notes
TRAN - Tax and Revenue Anticipation Notes
VRDN - Variable Rate Demand Notes
LEGEND
(a) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.
(b) Provides evidence of ownership in one or more underlying municipal bonds.
(c) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (see Note 2 of Notes to Financial Statements). Additional information on each holding is as follows:
                   ACQUISITION ACQUISITION
SECURITY             DATE        COST
Goose Creek Consolidated
 Independent School Dist. Adj.
 Rate TRAN
 4.28% 8/31/96:       9/26/95 $ 2,500,000
INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $528,000 which will expire on March 31, 1996.
FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS: TAX-EXEMPT

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 SEPTEMBER 30, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value - See accompanying schedule                  $ 1,899,017,537

Receivable for investments sold                                                  11,084,562

Interest receivable                                                              11,411,485

Receivable from investment adviser for expense reductions                        159,161

TOTAL ASSETS                                                                     1,921,672,745

LIABILITIES

Payable to custodian bank                                             $ 100,405

Payable for investments purchased                                      146,915,913

Distributions payable                                                  4,198,773

Accrued management fee                                                 318,290

Other payables and accrued expenses                                    209,838

TOTAL LIABILITIES                                                                151,743,219

NET ASSETS                                                                       $ 1,769,929,526

Net Assets consist of:

Paid in capital                                                                  $ 1,770,159,779

Accumulated net realized gain (loss) on investments                               (264,819)

Unrealized gain from accretion of market discount                                 34,566

NET ASSETS, for 1,770,159,779 shares outstanding                                  $ 1,769,929,526

NET ASSET VALUE, offering price and redemption price per share                    $1.00
($1,769,929,526 (divided by) 1,770,159,779 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)

INTEREST INCOME                                                                              $ 40,138,746

EXPENSES

Management fee                                                                  $ 2,027,942

Transfer agent, accounting and custodian fees and expenses                       398,447

Non-interested trustees' compensation                                            5,931

Registration fees                                                                155,958

Audit                                                                            25,343


Legal                                                                            13,345


Miscellaneous                                                                    15,160

 Total expenses before reductions                                                2,642,126

 Expense reductions                                                              (713,320)     1,928,806

NET INTEREST INCOME                                                                            38,209,940

REALIZED AND UNREALIZED GAIN (LOSS)                                                            92,310
Net realized gain (loss) on investment securities

Increase (decrease) in net unrealized gain from accretion of market discount                   25,594

NET GAIN (LOSS)                                                                                117,904

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                                           $ 38,327,844


STATEMENT OF CHANGES IN NET ASSETS

                                                                                      SIX MONTHS          TEN MONTH
                                                                                      ENDED               PERIOD ENDED
                                                                                      SEPTEMBER 30, 199   MARCH 31,
                                                                                      5                   1995
                                                                                      (UNAUDITED)

INCREASE (DECREASE) IN NET ASSETS

Operations                                                                        $ 38,209,940        $ 60,608,989
Net interest income

 Net realized gain (loss)                                                          92,310              321,344

 Increase (decrease) in net unrealized gain from accretion of market discount      25,594              1,959

                                                                                   38,327,844          60,932,292
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from net interest income                             (38,209,940)        (60,608,989)

Share transactions at net asset value of $1.00 per share                           5,374,285,539       10,940,563,835
Proceeds from sales of shares

 Reinvestment of distributions from net interest income                            9,830,608           13,089,613

 Cost of shares redeemed                                                           (5,491,119,136)     (11,467,825,372)

                                                                                   (107,002,989)       (514,171,924)
NET INCREASE (DECREASE) IN NET ASSETS AND SHARES RESULTING FROM SHARE TRANSACTIONS

                                                                                   (106,885,085)       (513,848,621)
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                               1,876,814,611       2,390,663,232

 End of period                                                                    $ 1,769,929,526     $ 1,876,814,611


FINANCIAL HIGHLIGHTS



                                      SIX MONTHS      TEN MONTH     YEARS ENDED MAY 31,
                                      ENDED           PERIOD
                                      SEPTEMBER 30,   ENDED
                                      1995            MARCH 31,

                                      (UNAUDITED)     1995          1994                  1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning of period  $ 1.000         $ 1.000       $ 1.000               $ 1.000       $ 1.000       $ 1.000

Income from Investment Operations     .019            .027          .024                  .026          .040          .053
Net interest income

Less Distributions                   (.019)          (.027)        (.024)                (.026)        (.040)        (.053)
From net interest income

Net asset value, end of period       $ 1.000         $ 1.000       $ 1.000               $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN B                        1.91%           2.74%         2.44%                 2.66%         4.02%         5.40%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of period (000
omitted)                              $ 1,769,930     $ 1,876,815   $ 2,390,663           $ 2,239,031   $ 2,556,995   $ 2,116,841

Ratio of expenses to average net      .19%            .18%          .18%                  .18%          .18%          .18%
assets                                A               A

Ratio of expenses to average net     .26%            .26%          .24%                  .24%          .25%          .23%
assets                               A               A
before expense reductions

Ratio of net interest income
to average                            3.77%           3.20%         2.41%                 2.62%         3.90%         5.28%
                                      A               A
net assets


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. DAILY MONEY FUND: TREASURY ONLY

INVESTMENTS SEPTEMBER 30, 1995 (UNAUDITED)
Showing Percentage of Total Value of Investments


U.S. TREASURY OBLIGATIONS - 100.0%
 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
U.S. TREASURY BILLS - 50.7%
10/5/95 5.73%                $ 50,269,000 $ 50,237,637
10/12/95 5.51                  44,429,000  44,355,216
10/19/95 5.24                  21,093,000  21,037,895
10/19/95 5.47                     900,000  897,565
10/19/95 5.52                  25,000,000  24,931,625
10/19/95 5.53                  11,723,000  11,691,026
10/19/95 5.57                   2,590,000  2,582,904
10/19/95 5.58                  12,095,000  12,061,799
10/19/95 5.65                   1,158,000  1,154,798
10/19/95 6.07                   5,046,000  5,031,178
10/26/95 5.51                  65,076,000  64,830,524
11/2/95 5.45                      400,000  398,085
11/2/95 5.48                    5,283,000  5,257,595
11/2/95 5.53                   25,000,000  24,878,666
11/9/95 5.25                   12,712,000  12,640,182
11/9/95 5.30                    6,973,000  6,933,190
11/9/95 5.50                   17,836,000  17,731,273
11/9/95 5.51                   26,938,000  26,779,537
11/9/95 5.55                   25,000,000  24,851,719
11/16/95 5.36                  18,105,000  17,981,926
11/16/95 5.49                   7,420,000  7,368,660
11/16/95 5.51                  40,000,000  39,722,978
12/7/95 5.27                   51,077,000  50,581,262
12/14/95 5.28                  47,261,000  46,753,889
12/14/95 5.37                  97,323,000  96,263,721
12/21/95 5.32                  29,355,000  29,008,244
TOTAL U.S. TREASURY BILLS                  645,963,094
U.S. TREASURY NOTES - 49.3%
10/15/95 5.49                  10,812,000  10,823,826
10/15/95 5.50                  35,928,000  35,966,929
10/15/95 5.54                  34,362,000  34,398,288
10/15/95 5.69                  20,000,000  20,020,427
10/15/95 5.71                  14,884,000  14,899,080
10/31/95 5.44                     251,000  250,644
10/31/95 5.49                  21,535,000  21,504,317
10/31/95 5.50                  14,885,000  14,863,354
10/31/95 5.55                   2,003,000  2,000,070
11/15/95 5.41                  41,700,000  41,674,039
11/15/95 5.48                  17,011,000  17,067,777
11/15/95 5.49                  10,000,000  9,993,223
11/15/95 5.50                  18,789,000  18,775,868
11/15/95 5.60                  10,000,000  10,044,344
11/30/95 5.47                   6,471,000  6,457,106
11/30/95 5.54                  27,955,000  27,891,451
1/15/96 5.56                    3,233,000  3,264,589
1/31/96 5.51                   15,333,000  15,418,354

 DUE    ANNUALIZED YIELD AT     PRINCIPAL   VALUE
 DATE   TIME OF PURCHASE          AMOUNT   (NOTE 1)
U.S. TREASURY NOTES - CONTINUED
1/31/96 5.71%                 $ 4,460,000 $ 4,432,909
1/31/96 5.73                    2,534,000  2,518,348
2/15/96 5.50                   16,000,000  16,123,020
2/15/96 5.64                   21,730,000  21,896,218
2/15/96 5.65                   10,000,000  10,112,266
2/15/96 5.67                   33,624,000  33,877,287
2/29/96 5.49                    6,959,000  7,008,006
2/29/96 5.50                   41,428,000  41,751,052
2/29/96 5.51                      429,000  427,214
2/29/96 5.53                    1,808,000  1,800,173
2/29/96 5.54                   34,913,000  35,181,164
2/29/96 5.55                    2,039,000  2,054,483
2/29/96 5.56                    4,915,000  4,894,995
2/29/96 5.57                   30,000,000  29,863,674
2/29/96 5.58                    4,579,000  4,558,054
3/31/96 5.36                   30,000,000  30,301,610
3/31/96 5.37                    8,733,000  8,820,405
3/31/96 5.39                   35,000,000  35,346,359
4/30/96 5.60                    2,646,000  2,642,119
4/30/96 5.61                   25,000,000  25,253,949
4/30/96 5.62                    4,530,000  4,575,404
TOTAL U.S. TREASURY NOTES                  628,752,395
TOTAL INVESTMENTS - 100%                   $ 1,274,715,489
Total Cost for Income Tax Purposes         $ 1,274,715,489

INCOME TAX INFORMATION
At March 31, 1995, the fund had a capital loss carryforward of approximately $184,000 of which $22,000 and $162,000 will expire on March 31, 2001 and 2002, respectively.
DAILY MONEY FUND: TREASURY ONLY

FINANCIAL STATEMENTS


STATEMENT OF ASSETS AND LIABILITIES

 SEPTEMBER 30, 1995 (UNAUDITED)

ASSETS

Investment in securities, at value - See accompanying schedule                  $ 1,274,715,489

Receivable for investments sold                                                  60,814,000

Interest receivable                                                              14,904,975

TOTAL ASSETS                                                                     1,350,434,464

LIABILITIES

Distributions payable                                                 $ 4,564,482

Accrued management fee                                                 208,441

TOTAL LIABILITIES                                                               4,772,923

NET ASSETS                                                                      $ 1,345,661,541

Net Assets consist of:

Paid in capital                                                                 $ 1,345,646,035

Accumulated net realized gain (loss) on investments                              15,506

NET ASSETS, for 1,345,646,035 shares outstanding                                $ 1,345,661,541

NET ASSET VALUE, offering price and redemption price per share                   $1.00
($1,345,661,541 (divided by) 1,345,646,035 shares)


STATEMENT OF OPERATIONS

 SIX MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)

INTEREST INCOME                                                            $ 34,994,414

EXPENSES

Management fee                                              $ 2,521,686

Non-interested trustees' compensation                        269

Total expenses before reductions                            2,521,955

Expense reductions                                          (1,321,024)    1,200,931

NET INTEREST INCOME                                                         33,793,483

NET REALIZED GAIN (LOSS) ON INVESTMENTS                                     (2,368)


NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                       $ 33,791,115


STATEMENT OF CHANGES IN NET ASSETS

                                                                       SIX MONTHS           EIGHT MONTH PERIO   YEAR
                                                                       ENDED                D                   ENDED
                                                                       SEPTEMBER 30, 1995   ENDED               JULY 31,
                                                                       (UNAUDITED)          MARCH 31,           1994
                                                                                            1995

INCREASE (DECREASE) IN NET ASSETS

Operations                                                         $ 33,793,483         $ 39,247,651        $ 36,180,457
Net interest income

 Net realized gain (loss)                                           (2,368)              37,522              (162,127)

                                                                    33,791,115           39,285,173          36,018,330
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS

Distributions to shareholders from net interest income              (33,793,483)         (39,247,651)        (36,180,457)

Share transactions at net asset value of $1.00 per share            2,183,325,567        3,322,554,603       4,258,629,047
Proceeds from sales of shares

 Reinvestment of distributions from net interest income             7,289,663            8,674,938           9,408,877

 Cost of shares redeemed                                            (2,111,235,892)      (3,114,152,108)     (4,266,497,201)

                                                                     79,379,338           217,077,433         1,540,723
NET INCREASE (DECREASE) IN NET ASSETS AND SHARES RESULTING FROM
SHARE TRANSACTIONS

                                                                    79,376,970           217,114,955         1,378,596
TOTAL INCREASE (DECREASE) IN NET ASSETS

NET ASSETS

 Beginning of period                                                1,266,284,571        1,049,169,616       1,047,791,020

 End of period                                                     $ 1,345,661,541      $ 1,266,284,571     $ 1,049,169,616


FINANCIAL HIGHLIGHTS



                           SIX MONTHS      EIGHT MONTH PERI   YEARS ENDED JULY 31,                               OCTOBER 3, 1990
                           ENDED           OD                                                                    (COMMENCEME
                           SEPTEMBER 30,   ENDED                                                                 NT
                           1995            MARCH 31,                                                             OF OPERATIONS) T
                                                                                                             O
                                                                                                               JULY 31,

                           (UNAUDITED)     1995               1994                   1993          1992          1991

SELECTED PER-SHARE DATA

Net asset value, beginning
of period                  $ 1.000         $ 1.000            $ 1.000                $ 1.000       $ 1.000       $ 1.000

Income from Investment
Operations                  .028            .033               .032                   .031          .045          .055
Net interest income

Less Distributions         (.028)          (.033)             (.032)                 (.031)        (.045)        (.055)
From net interest income

Net asset value, end of
period                     $ 1.000         $ 1.000            $ 1.000                $ 1.000       $ 1.000       $ 1.000

TOTAL RETURN B              1.91%           3.38%              3.27%                  3.10%         4.64%         5.63%

RATIOS AND SUPPLEMENTAL DATA

Net assets, end of
period (000 omitted)       $ 1,345,662     $ 1,266,285        $ 1,049,170            $ 1,047,791   $ 1,197,559   $ 705,543

Ratio of expenses to
average net assets         .20%            .20%A              .20%                   .20%          .20%          .03%
                           A                                                                                     A

Ratio of expenses to
average net assets          .42%            .42%A              .42%                   .42%          .42%          .42%
before expense reductions  A                                                                                     A

837.Ratio of net interest
income to average           5.63%           5.02%A             3.22%                  3.05%         4.43%         6.34%
net assets                 A                                                                                     A


A ANNUALIZED
B TOTAL RETURNS FOR PERIODS OF LESS THAN ONE YEAR ARE NOT ANNUALIZED. THE TOTAL RETURNS WOULD HAVE BEEN LOWER HAD CERTAIN EXPENSES NOT BEEN REDUCED DURING THE PERIODS SHOWN. SEE NOTE 5 OF NOTES TO FINANCIAL STATEMENTS. NOTES TO FINANCIAL STATEMENTS
For the period ended September 30, 1995 (Unaudited)


1. SIGNIFICANT ACCOUNTING POLICIES.
Treasury, Treasury II, Government, Domestic and Money Market are funds of Fidelity Institutional Cash Portfolios (a trust). Treasury Only is a fund of Daily Money Fund (a trust). Tax-Exempt is a fund of Fidelity Institutional Tax-Exempt Cash Portfolios (a trust). Each trust is registered under the Investment Company Act of 1940, as amended (the 1940
Act), as an open-end management investment company organized as a Delaware business trust and is authorized to issue an unlimited number of shares. On February 8, 1995, the Trustees of Fidelity Institutional Tax-Exempt Cash
Portfolios: Tax-Exempt and the Trustees of Daily Money Fund: Treasury Only approved a change in the fiscal year-end of each fund to March 31.
Each fund of Fidelity Institutional Cash Portfolios currently offers two classes of shares, Class A and Class B, each of which has equal rights as to assets and voting privileges except that each class bears different distribution and transfer agent expenses and certain registration fees. Each class has exclusive voting rights with respect to its distribution plans. As of September 30, 1995, Class B shares were not operational for the Treasury fund.
The following summarizes the significant accounting policies of the funds:
SECURITY VALUATION. As permitted under Rule 2a-7 of the 1940 Act, and certain conditions therein, securities are valued initially at cost and thereafter assume a constant amortization to maturity of any discount or premium.
INCOME TAXES. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, each fund is not subject to income taxes to the extent that it distributes substantially all of its taxable income for the fiscal year. The schedules of investments include information regarding income taxes under the caption "Income Tax Information."
INTEREST INCOME. Interest income, which includes amortization of premium and accretion of original issue discount, is accrued as earned. For Tax-Exempt, accretion of market discount represents unrealized gain until realized at the time of a security disposition or maturity.
ALLOCATED EARNINGS AND EXPENSES. FIDELITY INSTITUTIONAL CASH PORTFOLIOS:
Interest income, expenses (other than expenses incurred under the Distribution and Service Plan, Transfer Agent Agreement and certain registration fees for each class) and realized and unrealized gains or losses on investments are allocated to each class of shares based upon their relative net assets.
TREASURY ONLY: Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned between the funds in the trust.
DISTRIBUTIONS TO SHAREHOLDERS. Dividends are declared daily and paid monthly from net interest income.
SECURITY TRANSACTIONS. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.
2. OPERATING POLICIES.
DELAYED DELIVERY TRANSACTIONS. Each fund may purchase or sell securities on a when-issued or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The market value of the securities purchased or sold on a when-issued or forward commitment basis are identified as such in the fund's schedule of investments. Each fund may receive compensation for interest forgone in the purchase of a delayed delivery security. Losses may arise due to changes in the market value of the underlying securities or if the counterparty does not perform under the contract.
JOINT TRADING ACCOUNT. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the funds, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements that mature in 60 days or less from the date of purchase, and are collateralized by U.S. Treasury or Federal Agency obligations.
REPURCHASE AGREEMENTS. The funds, through their custodian, receive delivery of the underlying U.S. Treasury or Federal Agency securities, the market value of which is required to be at least equal to the repurchase price. For term repurchase agreement transactions, the underlying securities are marked-to-market daily and maintained at a value at least equal to the repurchase price. FMR, the funds' investment adviser, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.
2. OPERATING POLICIES - CONTINUED
REVERSE REPURCHASE AGREEMENTS. At all times that a reverse repurchase agreement is outstanding, the fund identifies cash and liquid securities as segregated in its custodian records with a value at least equal to its obligation under the agreement.
RESTRICTED SECURITIES. Treasury, Government, Domestic, Money Market and Tax-Exempt are permitted to invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. At the end of the period, restricted securities (excluding 144A issues) amounted to$13,304,623 or 1.25% of net assets for Treasury, $30,253,698 or 0.9% of net assets for Government, $30,999,617 or 3.6% of net assets for Domestic, $183,993,676 or 3.3% of net assets for Money Market and $2,500,000 or 0.1% of net assets for Tax-Exempt.
3. JOINT TRADING ACCOUNT.
At the end of the period, the following funds had 20% or more of their total investments in repurchase agreements through a joint trading account. These repurchase agreements were with entities whose creditworthiness has been reviewed and found satisfactory by FMR. The maturity values of the joint trading account investments were $412,221,685 at 6.46 %, $161,747,225 at 6.47% and $114,822,031 at 6.49% for Treasury, $306,774,433 at 6.47% and
$3,961,133,891 at 6.47% for Treasury II, and $268,362,979 at 6.49% and
$1,265,252,198 at 6.59% for Government. The investments in repurchase agreements through the joint trading account are summarized as follows:
SUMMARY OF JOINT TRADING
TREASURY:
DATED SEPTEMBER 29, 1995, DUE OCTOBER 2, 1995           AT 6.46
Number of dealers or banks                              21
Maximum amount with one dealer or bank                  20.5%
Aggregate principal amount of agreements                $17,444,261,000
Aggregate maturity amount of agreements                 $17,453,647,241
Aggregate market value of collateral                    $17,866,421,388
Coupon rates of collateral                              0% to 15.75%
Maturity dates of collateral                            9/30/95 to 8/15/25
TREASURY AND TREASURY II:
DATED SEPTEMBER 29, 1995, DUE OCTOBER 2 1995            AT 6.47
Number of dealers or banks                              4
Maximum amount with one dealer or bank                  32.3%
Aggregate principal amount of agreements                $620,000,000
Aggregate maturity amount of agreements                 $620,334,525
Aggregate market value of collateral                    $632,848,838
Coupon rates of collateral                              0.0% to 9.375%
Maturity dates of collateral                           10/31/95 to 11/15/24
3. JOINT TRADING ACCOUNT - CONTINUED
SUMMARY OF JOINT TRADING - CONTINUED
TREASURY II:
DATED SEPTEMBER 29, 1995, DUE OCTOBER 2 1995           AT 6.47
Number of dealers or banks                             6
Maximum amount with one dealer or bank                 34.0%
Aggregate principal amount of agreements               $5,782,000,000
Aggregate maturity amount of agreements                $5,785,116,483
Aggregate market value of collateral                   $5,915,324,772
Coupon rates of collateral                             0.0% to 9.25%
Maturity dates of collateral                           10/31/95 to 11/15/24
TREASURY AND GOVERNMENT:
DATED SEPTEMBER 29, 1995, DUE OCTOBER 2, 1995          AT 6.49
Number of dealers or banks                             5
Maximum amount with one dealer or bank                 33.1%
Aggregate principal amount of agreements               $1,895,692,000
Aggregate maturity amount of agreements                $1,896,716,670
Aggregate market value of collateral                   $1,938,610,377
Coupon rates of collateral                             0.0% to 15.75%
Maturity dates of collateral                           9/30/95 to 8/15/25
GOVERNMENT:
DATED SEPTEMBER 29, 1995, DUE OCTOBER 2 1995           AT 6.59
Number of dealers or banks                             5
Maximum amount with one dealer or bank                 30.3%
Aggregate principal amount of agreements               $3.300,000,000
Aggregate maturity amount of agreements                $3,301,811,583
Aggregate market value of collateral                   $3,403,308,842
Coupon rates of collateral                             4% to 13.0%
Maturity dates of collateral                           11/15/95 to 8/1/34
4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES.
MANAGEMENT FEE. As each fund's investment adviser, FMR receives a fee that is computed daily at an annual rate of .20% of average net assets except for Treasury Only.
For Treasury Only, FMR pays all expenses except the compensation of the non-interested Trustees and certain exceptions such as interest, taxes, brokerage commissions and extraordinary expenses. FMR receives a fee that is computed daily at an annual rate of .42% of the fund's average net assets, reduced by the fees and expenses paid by the fund to the non-interested Trustees.
SUB-ADVISER FEE. As each fund's investment sub-adviser, FMR Texas Inc., a wholly owned subsidiary of FMR, receives a fee from FMR of 50% of the management fee payable to FMR. The fees are paid prior to any voluntary expense reimbursements which may be in effect, and after reducing the fee for any payments by FMR pursuant to each fund's Distribution and Service Plan.
DISTRIBUTION AND SERVICE PLAN. Pursuant to the Distribution and Service Plans of Fidelity Institutional Cash Portfolios Class B, and in accordance with Rule 12b-1 of the 1940 Act, each fund, except Government, pays Fidelity Distributors Corporation (FDC), an affiliate of FMR, a distribution and service fee that is based on an annual rate of .32% of its average net assets. Government pays FDC at an annual rate of .25% of its average net assets. For the period,Class B of Treasury II, Government, Domestic, and Money Market paid FDC $802,056, $52,709, $62,766 and $253,898, respectively, all of which was paid to securities dealers, banks and other financial institutions for selling shares and providing shareholder support services on behalf of Treasury II, Government, Domestic, and Money Market, respectively. Effective August 1, 1995, the distribution and service fee for Class B of Treasury II, Domestic, and Money Market was decreased to .25% of average net assets.
TRANSFER AGENT FEES. Fidelity Investments Institutional Operations Company (FIIOC), an affiliate of FMR, is the transfer, dividend disbursing and shareholder servicing agent for the funds except for Tax-Exempt. UMB Bank, n.a.(UMB) is the custodian and transfer and shareholder servicing agent for Tax-Exempt. UMB has entered into a sub-contract with FIIOC to perform the activities associated with the transfer and shareholder servicing agent functions for Tax-Exempt. FIIOC receives account fees and asset-based fees that vary according to account size. FIIOC pays for typesetting, printing and mailing of all shareholder reports, except proxy statements. For the period, FIIOC received transfer and shareholder servicing agent fees amounting to $205,350 for Tax-Exempt.
ACCOUNTING FEES. Fidelity Service Co. (FSC), an affiliate of FMR, maintains the accounting records for the funds except for Tax-Exempt. UMB also has a sub-contract with FSC to maintain Tax-Exempt's accounting records. The accounting fee is based on the level of average net assets for the month plus out-of-pocket expenses. For the period, FSC received accounting fees amounting to $237,209 for Tax-Exempt.
5. EXPENSE REDUCTIONS.
FMR voluntarily agreed to reimburse the funds' operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, and 12b-1 fees payable by Class B of Fidelity Institutional Cash Portfolios) above an annual rate of .18% of average net assets for Fidelity Institutional Cash Portfolios and Tax-Exempt, and .20% of average net assets for Treasury Only. Effective July 1, 1995, the expense limitation for Fidelity Institutional Cash Portfolios (excluding Money Market) and Tax-Exempt increased to .20% of average net assets.
FIDELITY INSTITUTIONAL CASH PORTFOLIOS. For the period, the reimbursement reduced expenses by $277,978, $1,359,131, $918,501, $296,787 and $3,056,236
for Treasury, Treasury II, Government, Domestic and Money Market,
respectively.
TAX-EXEMPT. For the period, the reimbursement reduced expenses by $713,320. TREASURY ONLY. For the period, the reimbursement reduced expenses by $1,321,024.
6. BENEFICIAL INTEREST.
At the end of the period, certain shareholders were record owners of approximately 10% or more of the total outstanding shares of the following funds:
 FUND            NUMBER OF SHAREHOLDERS  % OWNERSHIP
 Treasury                3                   54%
 Treasury II             1                   12%
 Government              1                   11%
 Domestic                2                   28%
 Money Market            1                   21%

7. SHARE TRANSACTIONS.
Share transactions for both classes of Treasury II, Government, Domestic and Money Market at net asset value of $1.00 per share were as follows:

TREASURY II CLASS A                                                                   SIX MONTHS          YEAR
                                                                                      ENDED               ENDED
                                                                                      SEPTEMBER 30, 199   MARCH 31,
                                                                                      5                   1995 *
                                                                                      (UNAUDITED)

Proceeds from sales of shares                                                          22,241,587,577      51,629,761,018

Reinvestment of distributions from net interest income                                 47,677,895          66,481,161

Shares redeemed                                                                        (22,128,597,543)    (51,559,646,169)

Net increase (decrease) in net assets and shares resulting from share transactions     160,667,929         136,596,010




TREASURY II CLASS B

Proceeds from sales of shares                                                          7,813,663,887      4,121,373,809

Reinvestment of distributions from net interest income                                 4,720,430          1,891,594

Shares redeemed                                                                        (7,470,022,385)    (3,542,818,006)

Net increase (decrease) in net assets and shares resulting from share transactions     348,361,932        580,447,397




GOVERNMENT CLASS A

Proceeds from sales of shares                                                          11,792,570,570      25,831,576,012

Reinvestment of distributions from net interest income                                 41,923,167          70,455,356

Shares redeemed                                                                        (11,680,859,368)    (26,344,771,188)

Net increase (decrease) in net assets and shares resulting from share transactions     153,634,369         (442,739,820)




GOVERNMENT CLASS B

Proceeds from sales of shares                                                          195,257,988      264,194,203

Reinvestment of distributions from net interest income                                 647,731          736,478

Shares redeemed                                                                        (187,261,919)    (224,408,715)

Net increase (decrease) in net assets and shares resulting from share transactions     8,643,800        40,521,966


(*) Share transactions for Government Class B are for the period April 4,1994 (commencement of sale of shares) to March 31, 1995.


DOMESTIC CLASS A

Proceeds from sales of shares                                                          3,487,982,680      7,602,650,013

Reinvestment of distributions from net interest income                                 9,370,835          11,742,701

Shares redeemed                                                                        (3,448,669,826)    (7,499,385,324)

Net increase (decrease) in net assets and shares resulting from share transactions     48,683,689         115,007,390


DOMESTIC CLASS B

Proceeds from sales of shares                                                          273,757,415        273,550,017

Reinvestment of distributions from net interest income                                 1,087,816          779,088

Shares redeemed                                                                        (259,768,224)      (247,781,428)

Net increase (decrease) in net assets and shares resulting from share transactions     15,077,007         26,547,677


(*) Share transactions for Domestic Class B are for the period July 19,1994 (commencement of sale of shares) to March 31, 1995.
7. SHARE TRANSACTIONS - CONTINUED

                                                                                      SIX MONTHS          YEAR
MONEY MARKET CLASS A                                                                  ENDED               ENDED
                                                                                      SEPTEMBER 30, 199   MARCH 31,
                                                                                      5                   1995 *
                                                                                      (UNAUDITED)

Proceeds from sales of shares                                                          24,115,515,820      46,997,530,563

Reinvestment of distributions from net interest income                                 106,427,350         141,162,693

Shares redeemed                                                                        (23,870,134,213)    (45,208,411,681)

Net increase (decrease) in net assets and shares resulting from share transactions     351,808,957         1,930,281,575


MONEY MARKET CLASS B

Proceeds from sales of shares                                                          870,600,515         1,727,673,441

Reinvestment of distributions from net interest income                                 2,516,148           10,646,994

Shares redeemed                                                                        (1,195,298,762)     (1,370,385,613)

Net increase (decrease) in net assets and shares resulting from share transactions     (322,182,099)       367,934,822


PROXY VOTING RESULTS


A special meeting of the shareholders of Fidelity Institutional Cash
Portfolios: Treasury was held on September 13, 1995. The results of votes taken among shareholders on the proposal before them are listed below. PROPOSAL
To approve an Agreement and Plan of Reorganization and Liquidation whereby Treasury II, a series of Fidelity Institutional Cash Portfolios (FICP), would acquire substantially all of the assets of FICP: Treasury, in exchange solely for Class A Shares of beneficial interest in Treasury II, and the assumption by Treasury II of FICP: Treasury's liabilities.
 # OF % OF
 SHARES VOTED SHARES VOTED
Affirmative                662,934,583      83.770

Against                    1,436,884        .182

Abstain                    126,999,041      16.048

Broker Non-Votes           0,000,000,000    00.000

TOTAL                      791,370,509      100.00


INVESTMENT ADVISER
Fidelity Management & Research Company
Boston, MA
SUB-ADVISER
FMR Texas Inc.
Irving, TX
OFFICERS
Edward C. Johnson 3d, PRESIDENT
J. Gary Burkhead, SENIOR VICE PRESIDENT
Leland Barron, VICE PRESIDENT
Fred L. Henning, Jr., VICE PRESIDENT
Burnell Stehman, VICE PRESIDENT
John Todd, VICE PRESIDENT
Scott A. Orr, VICE PRESIDENT - TAX-EXEMPT
Arthur S. Loring, SECRETARY
Kenneth A. Rathgeber, TREASURER
Thomas D. Maher, ASSISTANT VICE PRESIDENT
John H. Costello, ASSISTANT TREASURER
Leonard M. Rush, ASSISTANT TREASURER
BOARD OF TRUSTEES
J. Gary Burkhead
Ralph F. Cox *
Phyllis Burke Davis *
Richard J. Flynn *
Edward C. Johnson 3d
E. Bradley Jones *
Donald J. Kirk *
Peter S. Lynch
Edward H. Malone *
Marvin L. Mann *
Gerald C. McDonough *
Thomas R. Williams *
GENERAL DISTRIBUTOR
Fidelity Distributors Corporation
Boston, MA
TRANSFER AND
SHAREHOLDER
SERVICING AGENTS
Fidelity Investments Institutional Operations Company
Boston, MA
and
UMB Bank, n.a.
Kansas City, MO
 FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS
CUSTODIANS
Morgan Guaranty Trust Company of New York
New York, NY
 FIDELITY INSTITUTIONAL CASH PORTFOLIOS:
 TREASURY, GOVERNMENT, DOMESTIC
 AND MONEY MARKET
 DAILY MONEY FUND: TREASURY ONLY
Bank of New York
New York, NY
 FIDELITY INSTITUTIONAL CASH PORTFOLIOS: TREASURY II
UMB Bank, n.a.
Kansas City, MO
 FIDELITY INSTITUTIONAL TAX-EXEMPT CASH PORTFOLIOS
* INDEPENDENT TRUSTEES

 PART C - OTHER INFORMATION
Item 15. Indemnification
 Pursuant to Del. Code Ann. title 12 (sub-section) 3817, a Delaware business trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever. Article X, Section 10.02 of the Trust Instrument states that the Registrant shall indemnify any present trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee, officer, or both, and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body to be liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, "disabling conduct"), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Registrant. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Trust Instrument, that the officer or trustee did not engage in disabling conduct.
 Pursuant to Section 11 of the Distribution Agreement, the Registrant agrees to indemnify and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense arising by reason of any person acquiring any shares, based upon the ground that the registration statement, Prospectus, Statement of Additional Information, shareholder reports or other information filed or made public by the Registrant included a materially misleading statement or omission. However, the Registrant does not agree to indemnify the Distributor or hold it harmless to the extent that the statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant by or on behalf of the Distributor. The Registrant does not agree to indemnify the parties against any liability to which they would be subject by reason of their own disabling conduct.
 Pursuant to the agreement by which Fidelity Service Company ("Service") is appointed sub-transfer agent, the Transfer Agent agrees to indemnify Service for its losses, claims, damages, liabilities and expenses to the extent the Transfer Agent is entitled to and receives indemnification from the Registrant for the same events. Under the Transfer Agency Agreement, the Registrant agrees to indemnify and hold the Transfer Agent harmless against any losses, claims, damages, liabilities, or expenses resulting from:
 (1) any claim, demand, action or suit brought by any person other than the Registrant, which names the Transfer Agent and/or the Registrant as a party and is not based on and does not result from the Transfer Agent's willful misfeasance, bad faith, negligence or reckless disregard of its duties, and arises out of or in connection with the Transfer Agent's performance under the Transfer Agency Agreement; or
 (2) any claim, demand, action or suit (except to the extent contributed to by the Transfer Agent's willful misfeasance, bad faith, negligence or reckless disregard of its duties) which results from the negligence of the Registrant, or from the Transfer Agent's acting upon any instruction(s) reasonably believed by it to have been executed or communicated by any person duly authorized by the Registrant, or as a result of the Transfer Agent's acting in reliance upon advice reasonably believed by the Transfer Agent to have been given by counsel for the Registrant, or as a result of the Transfer Agent's acting in reliance upon any instrument or stock certificate reasonably believed by it to have been genuine and signed, countersigned or executed by the proper person.
Item 16. Exhibits
  1. (a) Trust Instrument, dated June 20, 1991 was electronically filed and is incorporated herein by reference to Exhibit 1(a) to Post-Effective Amendment No. 26.
   (b) Certificate of Trust, dated June 20, 1991 was electronically filed and is incorporated herein by reference to Exhibit 1(b) to Post-Effective Amendment No. 26.
   (c) Certificate of Amendment of Fidelity Government Securities Fund to Fidelity Institutional Cash Portfolios II, dated May 28, 1993 was electronically filed and is incorporated herein by reference to Exhibit 1(c) to Post-Effective Amendment No. 26.
   (d) Certificate of Amendment of Fidelity Institutional Cash Portfolios II to Fidelity Institutional Cash Portfolios, dated May 28, 1993 was electronically filed and is incorporated herein by reference to Exhibit 1(d) to Post-Effective Amendment No. 26.
  2. By-laws of the Trust effective May 19, 1994 were electronically filed and are incorporated herein by reference to Exhibit 2(a) to Union Street Trust II's Post-Effective Amendment No. 10 (File No. 33-43757).
  3. Not applicable.
  4. Agreement and Plan of Reorganization and Liquidation among Fidelity
Insti-     tutional Investors Trust and Fidelity Institutional Cash
Portfolios is filed      herein as Exhibit 1 to the Proxy Statement and
Prospectus.
  5. Not applicable.
  6. (a) Management Contract between Fidelity Institutional Cash
Portfolios: Money Market Portfolio and Fidelity Management & Research Company, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(a) to Post-Effective Amendment No. 26.
   (b) Management Contract between Fidelity Institutional Cash Portfolios:
U.S. Treasury Portfolio and Fidelity Management & Research Company, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(b) to Post-Effective Amendment No. 26.
   (c) Management Contract between Fidelity Institutional Cash Portfolios:
U.S. Government Portfolio and Fidelity Management & Research Company, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(c) to Post-Effective Amendment No. 26.
   (d) Management Contract between Fidelity Institutional Cash Portfolios:
U.S. Treasury Portfolio II and Fidelity Management & Research Company, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(d) to Post-Effective Amendment No. 26.
   (e) Management Contract between Fidelity Institutional Cash Portfolios:
Domestic Money Market Portfolio and Fidelity Management & Research Company, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(e) to Post-Effective Amendment No. 26.
   (f) Sub-Advisory agreement between Fidelity Management & Research Company on behalf of Fidelity Institutional Cash Portfolios: U.S. Treasury Portfolio and FMR Texas Inc., dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(f) to Post-Effective Amendment No. 26.

   (g) Sub-Advisory agreement between Fidelity Management & Research Company on behalf of Fidelity Institutional Cash Portfolios: U.S. Treasury Portfolio II and FMR Texas Inc., dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(g) to Post-Effective Amendment No. 26.
   (h) Sub-Advisory agreement between Fidelity Management & Research Company on behalf of Fidelity Institutional Cash Portfolios: U.S. Government Portfolio and FMR Texas Inc., dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(h) to Post-Effective Amendment No. 26.
   (i) Sub-Advisory agreement between Fidelity Management & Research Company on behalf of Fidelity Institutional Cash Portfolios: Domestic Money Market Portfolio and FMR Texas Inc., dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(i) to Post-Effective Amendment No. 26.
   (j) Sub-Advisory agreement between Fidelity Management & Research Company on behalf of Fidelity Institutional Cash Portfolios: Money Market Portfolio and FMR Texas Inc., dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 5(j) to Post-Effective Amendment No. 26.
  7. (a) General Distribution Agreement between Fidelity Institutional Cash
Portfolios: U.S. Treasury Portfolio and Fidelity Distributors Corporation, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 6(a) to Post-Effective Amendment No. 26.
   (b) General Distribution Agreement between Fidelity Institutional Cash
Portfolios: U.S. Treasury Portfolio II and Fidelity Distributors Corporation, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 6(b) to Post-Effective Amendment No. 26.
   (c) General Distribution Agreement between Fidelity Institutional Cash
Portfolios: U.S. Government Portfolio and Fidelity Distributors Corporation, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No. 26.
   (d) General Distribution Agreement between Fidelity Institutional Cash
Portfolios: Domestic Money Market Portfolio and Fidelity Distributors Corporation, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 6(d) to Post-Effective Amendment No. 26.
   (e) General Distribution Agreement between Fidelity Institutional Cash
Portfolios: Money Market Portfolio and Fidelity Distributors Corporation, dated May 30, 1993, was electronically filed and is incorporated herein by reference to Exhibit 6(e) to Post-Effective Amendment No. 26.
  8. Retirement Plan for Non-Interested Person Trustees, Directors or General Partners effective November 1, 1989, was electronically filed and is incorporated herein by reference to Exhibit 7 to Union Street Trust's Post-Effective Amendment No. 87.
  9. (a) Custodian Agreement and Appendix C, dated December 1, 1994, between Morgan Guaranty Trust Company of New York and Fidelity Institutional Cash Portfolios on behalf of U.S. Treasury Portfolio, U.S. Government Portfolio, Money Market Portfolio, and Domestic Money Market Portfolio was electronically filed and is incorporated herein by reference to Exhibit 8(c) to Fidelity Hereford Street Trust's Post-Effective Amendment No. 4 (File No. 33-52577).
   (b) Appendix A, dated June 16, 1995, to the Custodian Agreement, dated December 1, 1994, between Morgan Guaranty Trust Company of New York and Fidelity Institutional Cash Portfolios Trust on behalf of U.S. Treasury Portfolio, U.S. Government Portfolio, Money Market Portfolio, and Domestic Money Market Portfolio was electronically filed and is incorporated herein by reference to Exhibit 8(b) to Post-Effective Amendment No. 28.
   (c) Appendix B, dated April 20, 1995, to the Custodian Agreement, dated December 1, 1994, between Morgan Guaranty Trust Company of New York and Fidelity Institutional Cash Portfolios Trust on behalf of U.S. Treasury Portfolio, U.S. Government Portfolio, Money Market Portfolio, and Domestic Money Market Portfolio was electronically filed and is incorporated herein by reference to Exhibit 8(d) to Fidelity Hereford Street Trust's Post-Effective Amendment No. 5 (File No. 33-52577).
   (d) Custodian Agreement, Appendix A, and Appendix C, dated December 1, 1994, between The Bank of New York and Fidelity Institutional Cash Portfolios on behalf of U.S. Treasury Portfolio II was electronically filed and is incorporated herein by reference to Exhibit 8(a) to Fidelity Hereford Street Trust's Post-Effective Amendment No. 4 (File No. 33-52577).
   (d) Appendix B, dated April 20, 1995, to the Custodian Agreement, dated December 1, 1994, between The Bank of New York and Fidelity Institutional Cash Portfolios on behalf of U.S. Treasury Portfolio II was electronically filed and is incorporated herein by reference to Exhibit 8(b) to Fidelity Hereford Street Trust's Post-Effective Amendment No. 5 (File No. 33-52577).
  10. (a) Distribution and Service Plan of Fidelity Institutional Cash
Portfolios: Money Market Portfolio was electronically filed and is incorporated herein by reference to Exhibit 15(a) to Post-Effective Amendment No. 26.
   (b) Distribution and Service Plan of Fidelity Institutional Cash
Portfolios: U.S. Treasury Portfolio was electronically filed and is incorporated herein by reference to Exhibit 15(b) to Post-Effective Amendment No. 26.
   (c) Distribution and Service Plan of Fidelity Institutional Cash
Portfolios: U.S. Government Portfolio was electronically filed and is incorporated herein by reference to Exhibit 15(c) to Post-Effective Amendment No. 26.
   (d) Distribution and Service Plan of Fidelity Institutional Cash
Portfolios: U.S. Treasury Portfolio II was electronically filed and is incorporated herein by reference to Exhibit 15(d) to Post-Effective Amendment No. 26.
   (e) Distribution and Service Plan of Fidelity Institutional Cash
Portfolios: Domestic Money Market Portfolio was electronically filed and is incorporated herein by reference to Exhibit 15(e) to Post-Effective Amendment No. 26.
   (f) Distribution and Service Plan pursuant to Rule 12b-1, for each of the portfolios of Fidelity Institutional Cash Portfolios: Class II, was electronically filed and is incorporated herein by reference to Exhibit 15(f) to Post-Effective Amendment No. 28.
   (g) Distribution and Service Plan pursuant to Rule 12b-1, for each of the portfolios of Fidelity Institutional Cash Portfolios: Class III, was electronically filed and is incorporated herein by reference to Exhibit 15(g) to Post-Effective Amendment No. 28.
   (h) A Multiple Class of Shares was electronically filed and is incorporated herein by reference to Exhibit 18 to Post-Effective Amendment No. 28.
  11. Opinion and Consent of Kirkpatrick & Lockhart LLP as to the legality
of      shares being registered is filed herein as Exhibit 11.
  12. Opinion and Consent of Kirkpatrick & Lockhart LLP as to tax matters
in      connection with the reorganization of SLAM is filed herein as
Exhibit 12.
  13. Not applicable.
     14. (a)  Consent of Coopers & Lybrand, L.L.P. is filed herein as
Exhibit 14(a).
  (b)  Consent of Price Waterhouse LLP is filed herein as Exhibit 14(b).
  15. Not applicable.
  16. Not applicable.
  17. Rule 24f-2 Notice for Registrant's most recent fiscal year ended
March 31,      1995 is filed herein as Exhibit 17.
Item 17. Undertakings
 (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
 (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each Post-Effective Amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts, on the 22nd day of March 1996.
       FIDELITY INSTITUTIONAL CASH PORTFOLIOS
      By /s/Edward C. Johnson 3d (dagger)
        Edward C. Johnson 3d, President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
     (Signature)                 (Title)                      (Date)


/s/Edward C. Johnson 3d(dagger)   President and Trustee           March 22, 1996

    Edward C. Johnson 3d          (Principal Executive Officer)




/s/Kenneth A. Rathgeber     Treasurer   March 22, 1996

    Kenneth A. Rathgeber

/s/J. Gary Burkhead    Trustee   March 22, 1996

    J. Gary Burkhead


/s/Ralph F. Cox              *   Trustee   March 22, 1996

   Ralph F. Cox


/s/Phyllis Burke Davis   *   Trustee   March 22, 1996

    Phyllis Burke Davis


/s/Richard J. Flynn         *   Trustee   March 22, 1996

    Richard J. Flynn


/s/E. Bradley Jones         *   Trustee   March 22, 1996

    E. Bradley Jones


/s/Donald J. Kirk             *   Trustee   March 22, 1996

    Donald J. Kirk


/s/Peter S. Lynch             *   Trustee   March 22, 1996

    Peter S. Lynch


/s/Edward H. Malone      *   Trustee   March 22, 1996

   Edward H. Malone


/s/Marvin L. Mann_____*    Trustee   March 22, 1996

   Marvin L. Mann

/s/Gerald C. McDonough*   Trustee   March 22, 1996

    Gerald C. McDonough

/s/Thomas R. Williams    *   Trustee   March 22, 1996

   Thomas R. Williams

(dagger) Signatures affixed by J. Gary Burkhead pursuant to a power of attorney dated December 15, 1994 and filed herewith.
* Signature affixed by Robert C. Hacker pursuant to a power of attorney dated December 15, 1994 and filed herewith.
POWER OF ATTORNEY
 I, the undersigned President and Director, Trustee or General Partner, as the case may be, of the following investment companies:

Daily Money Fund                         Fidelity Institutional Tax-Exempt Cash Portfolios
Daily Tax-Exempt Money Fund              Fidelity Institutional Investors Trust
Fidelity Beacon Street Trust             Fidelity Money Market Trust
Fidelity California Municipal Trust II   Fidelity Municipal Trust II
Fidelity Court Street Trust II           Fidelity New York Municipal Trust II
Fidelity Hereford Street Trust           Fidelity Phillips Street Trust
Fidelity Institutional Cash Portfolios   Fidelity Union Street Trust II


in addition to any other investment company for which Fidelity Management & Research Company acts as investment adviser and for which the undersigned individual serves as President and Board Member (collectively, the "Funds"), hereby severally constitute and appoint J. Gary Burkhead, my true and lawful attorney-in-fact, with full power of substitution, and with full power to sign for me and in my name in the appropriate capacity any Registration Statements of the Funds on Form N-1A, Form N-8A or any successor thereto, any and all subsequent Pre-Effective Amendments or Post-Effective Amendments to said Registration Statements on Form N-1A or any successor thereto, any Registration Statements on Form N-14, and any supplements or other instruments in connection therewith, and generally to do all such things in my name and behalf in connection therewith as said attorney-in-fact deem necessary or appropriate, to comply with the provisions of the Securities Act of 1933 and Investment Company Act of 1940, and all related requirements of the Securities and Exchange Commission. I hereby ratify and confirm all that said attorneys-in-fact or their substitutes may do or cause to be done by virtue hereof.
 WITNESS my hand on the date set forth below.
/s/Edward C. Johnson 3d         December 15, 1994

Edward C. Johnson 3d


POWER OF ATTORNEY
 We, the undersigned Directors, Trustees or General Partners, as the case may be, of the following investment companies:

Daily Money Fund                         Fidelity Institutional Tax-Exempt Cash Portfolios
Daily Tax-Exempt Money Fund              Fidelity Institutional Investors Trust
Fidelity Beacon Street Trust             Fidelity Money Market Trust
Fidelity California Municipal Trust II   Fidelity Municipal Trust II
Fidelity Court Street Trust II           Fidelity New York Municipal Trust II
Fidelity Hereford Street Trust           Fidelity Phillips Street Trust
Fidelity Institutional Cash Portfolios   Fidelity Union Street Trust II


in addition to any other investment company for which Fidelity Management & Research Company acts as investment adviser and for which the undersigned individual serves as a Director, Trustee or General Partner (collectively, the "Funds"), hereby severally constitute and appoint Arthur J. Brown, Arthur C. Delibert, Robert C. Hacker, Richard M. Phillips, Dana L. Platt and Stephanie A. Djinis, each of them singly, my true and lawful attorney-in-fact, with full power of substitution, and with full power to each of them, to sign for me and my name in the appropriate capacities any Registration Statements of the Funds on Form N-1A or any successor thereto, any and all subsequent Pre-Effective Amendments or Post-Effective Amendments to said Registration Statements on Form N-1A or any successor thereto, any Registration Statements on Form N-14, and any supplements or other instruments in connection therewith, and generally to do all such things in my name and behalf in connection therewith as said attorneys-in-fact deem necessary or appropriate, to comply with the provisions of the Securities Act of 1933 and Investment Company Act of 1940, and all related requirements of the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or their substitutes may do or cause to be done by virtue hereof.
 WITNESS our hands on this fifteenth day of December, 1994.
/s/Edward C. Johnson 3d         /s/Donald J. Kirk

Edward C. Johnson 3d            Donald J. Kirk





/s/J. Gary Burkhead             /s/Peter S. Lynch

J. Gary Burkhead                Peter S. Lynch





/s/Ralph F. Cox                 /s/Marvin L. Mann

Ralph F. Cox                    Marvin L. Mann





/s/Phyllis Burke Davis          /s/Edward H. Malone

Phyllis Burke Davis             Edward H. Malone





/s/Richard J. Flynn             /s/Gerald C. McDonough

Richard J. Flynn                Gerald C. McDonough





/s/E. Bradley Jones             /s/Thomas R. Williams

E. Bradley Jones                Thomas R. Williams

POWER OF ATTORNEY
 I, the undersigned Treasurer and principal financial and accounting officer of the following investment companies:

Daily Money Fund                         Fidelity Institutional Tax-Exempt Cash Portfolios
Daily Tax-Exempt Money Fund              Fidelity Institutional Investors Trust
Fidelity Beacon Street Trust             Fidelity Money Market Trust
Fidelity California Municipal Trust II   Fidelity Municipal Trust II
Fidelity Court Street Trust II           Fidelity New York Municipal Trust II
Fidelity Hereford Street Trust           Fidelity Phillips Street Trust
Fidelity Institutional Cash Portfolios   Fidelity Union Street Trust II


in addition to any other investment company for which Fidelity Management & Research Company acts as investment adviser and for which the undersigned individual serves as Treasurer and principal financial and accounting officer (collectively, the "Funds"), hereby constitute and appoint John H. Costello, my true and lawful attorney-in-fact, with full power of substitution, and with full power to him to sign for me and in my name, in the appropriate capacity any Registration Statements of the Funds on Form N-1A, Form N-8A or any successor thereto, any and all subsequent Pre-Effective Amendments or Post-Effective Amendments to said Registration Statements on Form N-1A or any successor thereto, any Registration Statements on Form N-14, and any supplements or other instruments in connection therewith, and generally to do all such things in my name and behalf in connection therewith as said attorney-in-fact deems necessary or appropriate, to comply with the provisions of the Securities Act of 1933 and the Investment Company Act of 1940, and all related requirements of the Securities and Exchange Commission. I hereby ratify and confirm all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.
 WITNESS my hand on the date set forth below.

/s/Kenneth A. Rathgeber   July 1, 1995

Kenneth A. Rathgeber